As filed with the Securities and Exchange Commission on July 20, 2005

Registration No. 333-124044

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 7 TO

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

WORLDSPACE, INC.

(Exact name of registrant as specified in its charter)

Delaware	4832	52-1732881
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

2400 N Street, N.W.

Washington, D.C. 20037

(202) 969-6000

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Donald J. Frickel, Esq.

General Counsel

WorldSpace, Inc.

2400 N Street, N.W.

Washington, D.C. 20037

(202) 969-6000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies to:

Jeffrey E. Cohen, Esq. Coudert Brothers LLP 1114 Avenue of the Americas New York, New York 10036 (212) 626-4400	Peter D. Nesgos, Esq. James H. Ball, Jr., Esq. Milbank, Tweed, Hadley & McCloy LLP One Chase Manhattan Plaza New York, New York 10005 (212) 530-5000

Approximate date of commencement of proposed sale to public:    As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities, and is not soliciting an offer to buy these securities, in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	Subject to Completion	July 19, 2005

8,823,500 Shares Class A Common Stock

This is the initial public offering of 8,823,500 shares of our Class A Common Stock. No public market currently exists for our common stock. We are offering 8,455,100 shares of the Class A Common Stock and a selling stockholder is offering 368,400 shares of our Class A Common Stock offered by this prospectus. We will not receive any of the proceeds from the sale of our Class A Common Stock by the selling stockholder. We expect the public offering price of our Class A Common Stock to be between $18.00 and $20.00 per share.

Our Class A Common Stock has been approved for quotation on the NASDAQ National Market under the trading symbol “WRSP.”

Investing in our Class A Common Stock involves a high degree of risk. Before buying any shares, you should carefully read the discussion of material risks of investing in our common stock under “ Risk factors” beginning on page 11 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to us	$	$
Proceeds, before expenses, to the selling stockholder	$	$

The underwriters may also purchase from us up to an additional 1,323,525 shares of our Class A Common Stock at the public offering price, less the underwriting discounts and commissions payable by us, to cover over-allotments, if any, within 30 days from the date of this prospectus. If the underwriters exercise this option in full, the total underwriting discounts and commissions will be $                     and our total proceeds, before expenses, will be $                    .

The underwriters are offering our Class A Common Stock as set forth under “Underwriting.” Delivery of the shares will be made on or about                     , 2005.

UBS Investment Bank

SG Cowen & Co.

[Inside Cover Page of Prospectus: contains a map of Africa, Asia and Western Europe, showing the broadcast coverage area for (i) each of the three beams projected by WorldSpace’s AfriStar satellite and (ii) each of the three beams projected by WorldSpace’s AsiaStar satellite. Beneath the map is the caption: “Broadcast coverage footprint of WorldSpace’s AfriStar and AsiaStar satellites.”]

You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized anyone to provide you any information other than the information contained in this prospectus. We are not, and the underwriters are not, making an offer to sell, or seeking offers to buy, shares of our Class A Common Stock in any jurisdiction where such offer or sale is not permitted. You should assume that the information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our Class A Common Stock.

Through and including                     , 2005 (25 days after the commencement of this offering), federal securities laws may require all dealers that effect transactions in our Class A Common Stock, whether or not participating in this offering, to deliver a prospectus. This requirement is in addition to the dealers’ obligation to deliver a prospectus when acting as an underwriter and with respect to their unsold allotments or subscriptions.

Note concerning Class A Common Stock and Class B Common Stock: We have two classes of common stock, Class A Common Stock and Class B Common Stock. Our Class A Common Stock and our Class B Common Stock vote as a single class on all matters, except as otherwise required by law, and each share of Class A Common Stock and each share of Class B Common Stock entitles its holder to one vote. There are certain restrictions on the right of the holder of shares of our Class B Common Stock to receive distributions, including dividends, in respect of such shares, in the event that any such distributions are made. These restrictions do not apply to holders of our Class A Common Stock. The existence of such restrictions with respect to our Class B Common Stock is the only difference between the two classes of common stock. See “Certain relationships and related party transactions—Royalty Agreement” and “Description of capital stock.” Only shares of our Class A Common Stock are being sold in this offering.

i

Prospectus summary

This summary highlights selected information contained elsewhere in this prospectus. This summary may not contain all the information that you should consider before investing in our common stock. You should carefully read the entire prospectus, including the section entitled “Risk factors” and the consolidated financial statements and related notes included elsewhere in this prospectus, before making an investment decision.

OUR COMPANY

We were founded in 1990 by our Chairman and Chief Executive Officer, Noah Samara, who pioneered the development of satellite-based digital radio services, commonly known as Digital Audio Radio Service (DARS). His vision was to offer on an international basis a variety and quality of international, national and regional radio programming not available from AM and FM broadcasters through low-cost portable and mobile radio receivers owned by customers. In pursuit of this vision, we were the first company to establish an operational DARS system and today are the only licensed DARS provider outside of North America, South Korea and Japan. Mr. Samara, by virtue of his direct and indirect shareholding in our company, is in position to control, and immediately following this offering will continue to be in a position to control, all matters requiring approval by the stockholders of our company.

We were one of the principal founding shareholders of XM Satellite Radio Holdings Inc. (XM) and were instrumental in its development. In 1999, we sold our interest in XM. XM is licensed to use and develop our technology, which it has utilized, along with other technology, to become the dominant DARS provider in the United States with approximately 4.4 million reported subscribers as of June 2005.

Through the end of December 2004, we had spent approximately $1.2 billion in connection with the development and launch of our business. We had, through such date, incurred aggregate losses of $2.1 billion, and had generated limited revenue from operations and had limited access to additional capital. In late December 2004, we issued $155 million in a private placement of senior convertible notes and restructured all of our existing long-term debt, part of which was converted into shares of Class B Common Stock and part of which was converted into a contingent royalty obligation, pursuant to which we are required to pay 10% of our earnings before interest, taxes, depreciation and amortization (EBITDA), if any, for each calendar year from January 1, 2005 through December 31, 2015. As a result of these transactions, since the beginning of 2005 we have been in a position, for the first time in several years, to devote substantial resources to the roll-out of our business.

Our infrastructure is a fully operational system consisting of three main elements: two geostationary satellites, AfriStar (launched in 1998) and AsiaStar (launched in 2000); the associated ground systems that provide content to and control the satellites; and the receivers owned by our customers. Our broadcast coverage area encompasses the most densely populated parts of Asia, including India and China, all of Africa and the Middle East and most of Western Europe, an area that includes approximately five billion people and 300 million automobiles. Each of our two operational satellites can service three large geographic areas through three beams capable of carrying up to 80 channels each. As a result, we have the technical capacity to broadcast a tailored mix of up to 80 channels on a subscription basis in each of our target markets. We currently offer a silver subscription package in India for $3.44 (Rs.150) per month, a silver subscription package in the Middle East for $5.00 per month and a gold package throughout our current broadcast area for $9.99 per month. We intend to enhance our infrastructure with the addition of networks of terrestrial repeaters (i.e., “gap fillers”) in our target markets and next generation receivers designed to receive broadcasts from our networks of terrestrial repeaters as well as from our satellites, which will allow us to expand our service offering to include a mobile service for automobiles.

We provide high quality radio programming, including a wide variety of music, news and entertainment channels. Our programming philosophy is to meet the demands of listeners from different linguistic and cultural backgrounds by providing channels of international interest as well as channels with a more national and regional focus. By providing programming from leading international, national, and regional content providers, together with our own WorldSpace-branded channels developed to meet the demands of specific markets, we are able to offer our subscribers a choice of programming largely unavailable in their local markets. Our subscription service provides a number of advantages over existing radio programming in our target markets, including greater diversity of content, multi-lingual programming, broader geographic coverage and limited advertising.

We began offering service in Africa in 2000 on a free-to-air basis. In 2002, we began trials of our subscription service by offering a limited number of encrypted channels and began transitioning our free-to-air customers into paying subscribers. As of June 30, 2005, we had more than 63,000 paying subscribers, including approximately 2,000 subscribers in the Middle East, approximately 26,500 subscribers in Africa and approximately 27,000 subscribers in India. As the only company licensed to offer DARS in our broadcast coverage area (other than in South Korea and Japan), we are in a position to roll out our subscription service on a sequential basis in the markets we find the most attractive, subject to obtaining any required local regulatory approvals. We are focusing our current efforts on India, where we have begun the roll-out of our service and where we are refining our business plan and intensifying our subscriber acquisition marketing efforts; in China, where our core broadcast infrastructure is in place and where we are continuing planning for the roll-out of our service; and in Western Europe, where we are planning for the roll-out of a mobile DARS, first in a single national market and eventually throughout Western Europe—India, China and Western Europe being the markets in which we believe demand for our service is greatest. Our strategy is to establish a strong set of local alliances and strategic partnerships to assist in distribution, content procurement, regulatory compliance and the build-out of a terrestrial infrastructure prior to embarking on a full roll-out in a particular market.

We believe India represents the most attractive immediate market opportunity for our subscription service given its significant size, with more than one billion people, including a large and growing middle class. The National Council of Applied Economic Research estimates that India has 188 million households. We have commenced the roll-out of our service in India and are initially targeting the most affluent segments of India’s population living in India’s top eight metropolitan areas. The most affluent 20% of India’s population, comprising approximately 35 million households, has an annual income level of approximately $37,500 per household, on a purchasing power parity basis (i.e., adjusted for the general differences in the costs of living in India as compared to the United States). We believe that this target group is underserved by the existing radio infrastructure and programming offered in India and has the disposable income to afford our services. We believe we are well positioned to expand our service in India given that we have the necessary operating licenses and that our system and our technology are operational and scalable. We are in the process of developing a mobile DARS and, in connection therewith, we will need to establish a terrestrial repeater network, which will make our service more consistent and dependable in urban areas.

While we have in place our satellite infrastructure for China, we have not yet begun commercial DARS operations in China. We believe that there will be significant demand for our service in China, which has a population of more than 1.3 billion people, 360 million households, as estimated by China Media Monitor, a large and growing middle class and one of the fastest growing automobile markets in the world. We intend to use a portion of the proceeds from this offering to continue development of our China business plan as well as for the roll-out of our service in China. We are currently in discussions with two media entities under the direct supervision of China’s State Administration of Radio, Film and Television (SARFT) and other media entities to establish joint ventures for content to be broadcast on the WorldSpace system in China, and we are discussing with SARFT the business model we expect to use to conduct our operations in China. Pursuant to a series of agreements and approval documents issued by relevant governmental authorities, China Satellite Communications Corporation (ChinaSat), our agent and one of six state-owned telecommunications operators in China, has acquired spectrum allocation and is attempting to acquire certain other approvals necessary to operate satellite transmission services in China. Additionally, our agent ChinaSat has established an uplink station in Beijing for our AsiaStar satellite.

We are also continuing business development in Western Europe, which we believe offers a significant opportunity for a mobile DARS. We have conducted system tests with and negotiated preliminary agreements with major automobile manufacturers such as Citroën, a division of PSA Peugeot-Citroën, for the integration of DARS receivers in certain of their vehicles. Although we can provide DARS in Western Europe today through portable receivers, we believe that significant demand will be generated once we launch our mobile DARS targeted at Western Europe’s approximately 200 million automobiles. We believe the demand for mobile DARS in Western Europe may be greater than that of the United States, given Western Europe’s wide variety of ethnic and linguistic groups as well as a significant portion of the population that has emigrated to other parts of Europe from their countries of origin. Our regulatory franchise positions us to be the likely provider of DARS in Western Europe. However, as in India and China, we will need to develop a terrestrial repeater network prior to offering a mobile DARS in Western Europe. In addition, in various Western European jurisdictions, we will need to obtain additional local regulatory approvals.

Although our first commercial trial activities were focused on our AfriStar broadcast coverage area, our markets in the AsiaStar broadcast coverage area, particularly in India and China, proved to be more attractive for the dedication of our previously limited resources. However, we intend to capitalize on our brand recognition and the number of receivers sold within the AfriStar broadcast coverage area to build focused subscriber businesses in that coverage area where the opportunities prove attractive.

We also intend to target selected other markets as business and marketing opportunities arise. For example, we currently target U.S. and U.K. expatriates living in our broadcast coverage area, who we believe will be receptive to our services as a “voice from home,” and we anticipate targeting our service to other potentially receptive demographic groups, including Indian and Chinese expatriates living within our broadcast coverage area. We also intend to offer our services to business and government entities, including government agencies in India and the United States, who we believe would be interested in using our technology and broadcast footprint to provide inexpensive and wide-range audio and data transmission services. Since 2002, we have had initial success with U.S. government agencies, receiving and performing more than $8 million in contracts.

OUR BUSINESS STRENGTHS AND COMPETITIVE ADVANTAGES

We believe our business strengths and competitive advantages include:

➢	significant regulatory and economic barriers to entry for additional DARS providers;

➢	a history of innovation in the DARS industry;

➢	an established infrastructure in India, primed for a full national roll-out;

➢	an extensive satellite broadcast coverage area; and

➢	strong strategic relationships for developing the WorldSpace system and services.

OUR STRATEGY

The key elements of our business strategy are to:

➢	roll out our subscription-based DARS on a sequential basis in markets with strong demand for subscription radio service, starting with India, followed by China and then Western Europe;

➢	develop and provide unique and compelling content targeted to the markets we serve;

➢	continue to lower chipset and receiver costs and increase receiver capabilities;

➢	offer a mobile DARS designed for automobiles; and

➢	form partnerships with name-brand manufacturers, distributors and content providers in each of the markets we serve.

RECENT DEVELOPMENTS

Pre-offering recapitalization.    On December 30, 2004 we issued $155 million of senior convertible notes to five institutional investors. The notes are convertible into shares of our Class A Common Stock.

Immediately prior to the issuance of such notes, (i) we converted approximately $2 billion of outstanding debt and interest owed to Stonehouse Capital Limited (Stonehouse) into a contingent royalty obligation, pursuant to which we are required to pay Stonehouse 10% of our earnings before interest, taxes, depreciation and amortization (EBITDA), if any, for each year from January 1, 2005 through December 31, 2015, and (ii) we canceled approximately $256 million of outstanding debt and accrued interest owed to Yenura Pte. Ltd. in exchange for shares of our Class B Common Stock. As a result of these transactions, we eliminated all of our long-term debt, other than the new convertible notes. See “Pre-offering recapitalization.”

Alcatel settlement.    On February 25, 2005, we entered into a Memorandum of Agreement on Settlement with Alcatel Space settling certain amounts we owed to Alcatel for the construction of our two operational satellites and two additional satellites (one of which is fully assembled) that are currently in storage. The Memorandum of Agreement on Settlement supersedes the earlier contracts between Alcatel and ourselves and reduces the amount that we must pay to Alcatel from approximately $40 million to $21 million, of which $10 million has been paid and of which $2 million in cash and $7 million in shares of our Class A Common Stock (valued at the price per share of shares sold in this offering) will be delivered to Alcatel at the closing of this offering and of which $2 million has been accrued in respect of another vendor. See Note G to our consolidated financial statements contained elsewhere within this prospectus.

Managing director of India operations.    In April 2005, Deepak Varma was appointed managing director of WorldSpace’s India operations. Mr. Varma was employed from 1996 to 2004 by BPL Mobile, most recently as Executive Vice President and Chief Operating Officer, and thereafter as Chief Operating Officer of Globacom Ltd.

Managing director of European operations.    In April 2005, Benoit Chereau was appointed managing director of WorldSpace’s European operations. From 2003 until 2005, Mr. Chereau was Deputy Chief Executive Officer—Technology & Information Systems for the Canal + Group in France. Mr. Chereau was employed from 1987 to 2002 by Bouygues Telecom, most recently as Deputy Chief Executive Officer—Marketing, Sales & Customer Service.

XM Investment.    On July 18, 2005, we issued to XM 1,562,500 shares of Class A Common Stock for an aggregate purchase price of $25 million. In connection with this transaction, we entered into a global satellite radio cooperation agreement with XM pursuant to which we each agreed to cooperate with one another on receiver technology, terrestrial repeater technology, OEM and third party distribution relationships, content opportunities and new applications and services. In addition, pursuant to a stockholders agreement among Noah Samara, our Chairman, certain entities controlled by Mr. Samara, XM and ourselves, Gary Parsons, the Chairman of the board of directors of XM, was elected to our board of directors. In connection with this transaction, we also granted to XM a performance-based warrant to purchase 1,973,684 shares of Class A Common Stock (assuming an initial offering price of $19.00 per share; the actual number of shares will be equal to $37.5 million divided by the initial per share public offering price). Half of the warrant shares will vest upon our obtaining an operational chipset developed with substantial support from XM under the cooperation agreement. The other half of the warrant shares will vest upon our designing for deployment a terrestrial repeater network utilizing and relying to a substantial extent on XM software, XM know-how in utilizing the software of others or XM support personnel under the cooperation agreement. The warrant will expire on the third anniversary of the closing of this offering. See “Certain relationships and related party transactions—XM Investment.”

CORPORATE INFORMATION

Our principal executive office is located at 2400 N Street, N.W., Washington, D.C. 20037 and our telephone number at that office is (202) 969-6000. We will be relocating our principal executive offices to 8515 Georgia Avenue, Silver Spring, Maryland in September 2005. Our website is located at www.worldspace.com. Information contained on our website is not part of, and is not incorporated into, this prospectus.

The offering

Class A Common Stock offered by us	8,455,100 shares

Class A Common Stock offered by the selling stockholder	368,400 shares

Common stock to be outstanding immediately

after this offering

Class A Common Stock	17,785,183 shares

Class B Common Stock	17,426,443 shares

Total	35,211,626 shares

Voting rights

Class A Common Stock and Class B Common Stock vote together as a single class on all matters, except as otherwise required by law, and each share of Class A Common Stock and each share of Class B Common Stock entitles its holder to one vote.

Use of proceeds after expenses

Our net proceeds from this offering after deducting the underwriting discounts and commissions and estimated offering expenses will be approximately $147.0 million, or approximately $170.4 million if the underwriters exercise their over-allotment option in full, assuming an initial public offering price of $19.00 (the midpoint of the estimated price range set forth on the cover page of this prospectus). We intend to use the net proceeds of this offering, together with the net proceeds from the XM investment and the net proceeds from the issuance of our senior convertible notes in December 2004, in connection with the implementation of our India business plan, including service launch in key cities in India, marketing expenses related to subscriber acquisitions in India and build-out of a terrestrial repeater network in India; business development activities in China, Western Europe and other selected markets within our broadcast coverage area; and general, administrative, corporate and working capital expenses, including research and development activities, satellite insurance and payment of the cash portion of our settlement with Alcatel. Pending specific application of the net proceeds, we intend to invest the net proceeds received from this offering in short-term, investment grade interest-bearing instruments. We will not receive any of the proceeds from the sale of Class A Common Stock by the selling stockholder.

NASDAQ National Market symbol	WRSP

Unless otherwise indicated, all share amounts in this prospectus assume the underwriters do not exercise their option to purchase from us up to 1,323,525 additional shares of our Class A Common Stock to cover over-allotments, if any. Unless otherwise indicated, the information in this prospectus reflects a 1.6 to 1.0 reverse stock split which became effective on July 18, 2005.

Throughout this prospectus, the number of shares of our common stock outstanding immediately after this offering is based on shares outstanding at July 18, 2005. Such number includes:

(i) 368,421 shares of Class A Common Stock to be issued to Alcatel at the completion of this offering, assuming an initial public offering price of $19.00 per share (the midpoint of the range set forth on the cover of this prospectus); the actual number of shares to be issued to Alcatel will be equal to $7,000,000, divided by the actual initial public offering price for our shares (see Note G to our consolidated financial statements included elsewhere in this prospectus);

(ii) 1,216,875 shares of Class A Common Stock granted in the form of restricted stock awards to executive officers of the company, effective as of the completion of this offering, which awards will vest on the expiration of the lock-up period of 180 days after the date of this prospectus (see “Management—Executive Compensation—Employment Agreements and Change in Control Arrangements” elsewhere in this prospectus);

(iii) 381,624 shares of Class A Common Stock granted in the form of restricted stock awards to other employees, effective as of the completion of this offering, assuming an initial price for shares of our Class A Common Stock of $19.00 per share; the actual aggregate number of shares to be covered by such awards will be equal to $7,250,851, divided by the initial public offering price of our shares; such awards will vest one-third on the first anniversary, one-third on the second anniversary and one-third on the third anniversary of this offering; and

(iv) 15,789 shares of Class A Common Stock, to be granted in the form of restricted shares awards to two of our directors, effective as of the completion of this offering, assuming an initial public offering price for shares of our Class A Common Stock of $19.00 per share; the actual aggregate number of shares to be issued to such directors, each of whom joined our board in 2005, will be equal to $300,000, divided by the initial public offering price of our shares.

The number of shares of our common stock outstanding immediately after this offering excludes:

➢	17,699,292 shares of Class A Common Stock issuable upon the exercise of options outstanding as of July 18, 2005, at a weighted average exercise price of $6.26 per share;

➢	456,250 shares of Class A Common Stock issuable upon exercise of warrants outstanding as of July 18, 2005, at a weighted average exercise price of $3.17 per share;

➢	4,010,712 additional shares of Class A Common Stock reserved for issuance under the 2005 Incentive Award Plan;

➢	11,464,497 shares of our Class A Common Stock issuable upon conversion of our senior convertible notes, based on a conversion price of $13.52 per share;

➢	an aggregate of 201,184 restricted share units, which were granted, effective as of the completion of this offering, to one of our directors, Senator Charles Mathias, and a former director, Mr. Larry Schafran. These restricted stock units will vest 12 months from the effective date of this offering, subject to the continued service of Senator Mathias and Mr. Schafran throughout the 12-month vesting period as a director or, alternatively, as a consultant to us providing the same level of services to us as would be required of a director. The restricted stock units will be settled by the delivery of shares of Class A Common Stock at such time or times, within ten years of the effective date of the grant, as Senator Mathias or Mr. Schafran shall elect. Senator Mathias and Mr. Schafran will be entitled to dividend equivalents from the date of the award but will not have any rights of a shareholder, including voting rights, until the restricted stock units are settled by delivery of shares, and shares in respect of such restricted stock units will not be issued and outstanding until the units are settled by delivery of shares; and

➢	1,973,684 shares of our Class A Common Stock issuable upon exercise of the warrant issued to XM, assuming an initial public offering price of $19.00 per share; the actual aggregate number of shares issuable under the warrant will be equal to $37.5 million divided by the initial public offering price per share. Half of the warrant shares will vest upon our obtaining an operational chipset developed with substantial support from XM under our cooperation agreement. Half of the warrant shares will vest upon our designing for deployment a terrestrial repeater network utilizing and relying to a substantial extent on XM software, XM know-how in utilizing the software of others or XM support personnel under the cooperation agreement.

Summary consolidated financial data

The following table presents summary consolidated financial data as of, and for the years ended, December 31, 2000, 2001, 2002, 2003 and 2004, which data have been derived from our audited consolidated financial statements, and as of, and for the three months ended, March 31, 2004 and 2005, which data have been derived from our unaudited consolidated financial statements. You should read this information in conjunction with the information set forth in “Selected consolidated financial data,” “Management’s discussion and analysis of financial condition and results of operations” and our consolidated financial statements and related notes for the years ended December 31, 2002, 2003 and 2004 and for the three months ended March 31, 2004 and 2005, which are included elsewhere in this prospectus.

Consolidated statements of operations data:	Years Ended December 31,					Three months ended March 31,
	2000	2001	2002	2003	2004	2004	2005

	(in thousands, except per share amounts)
						(unaudited)
Revenue
Subscriber revenue	$ 115	$ 17	$ 118	$ 226	$1,038	$ 138	$ 797
Equipment revenue	3,384	7,301	4,230	5,558	2,091	731	418
Other revenue	183	2,796	5,241	7,290	5,452	1,996	1,340

Total Revenue	3,683	10,114	9,589	13,074	8,581	2,865	2,555

Operation Expenses
Cost of Services (excludes depreciation shown separately below)
Satellite and transmission, programming and other	2,913	3,895	14,771	18,628	12,292	3,233	3,478
Cost of equipment	26,748	8,903	6,683	4,313	2,385	53	369
Research and development	2,331	1,030	902	64	—	—	—
Selling, general and administrative	62,823	58,036	35,855	33,425	32,765	5,679	10,617
Stock-based compensation	32,398	5,177	3,981	3,528	90,323	861	711
Depreciation and amortization	50,958	63,029	61,354	60,909	61,183	15,599	14,703

Total Operating Expenses	178,171	140,070	123,546	120,867	198,948	25,425	29,878

Loss from Operations	(174,488)	(129,956)	(113,957)	(107,793)	(190,367)	(22,560)	(27,323)

Other Income (Expense)
Gain on extinguishment of debt	—	—	—	—	—	—	14,130
Interest income	3,853	649	337	542	431	106	688
Interest expense	(134,144)	(142,312)	(114,349)	(108,371)	(119,302)	(27,114)	(2,855)
Other	(37,738)	(15,935)	(2,890)	(2,089)	(877)	(65)	(26)

Total Other Income (Expense)	(168,029)	(157,598)	(116,902)	(109,918)	(119,748)	(27,073)	11,937
Loss Before Income Taxes and Cumulative Effect of Accounting Change	(342,518)	287,554	(230,859)	(217,711)	(310,115)	(49,633)	(15,386)
Income Tax Provision	28,458	—	—	—	(267,272)	—	6,138

Loss before Cumulative Effect of Accounting Change	(314,060)	(287,554)	(230,859)	(217,711)	(577,387)	(49,633)	(9,248)
Cumulative Effect of Accounting Change Impairment of goodwill	—	—	(44,255)	—	—	—	—

Net Loss	$(314,060)	$(287,554)	$(275,114)	$(217,711)	$(577,387)	$(49,633)	$(9,248)

Loss per share—basic and diluted
Loss per share before accounting change	$ (56.38)	$ (49.71)	$ (39.91)	$ (37.64)	$ (99.00)	$ (8.58)	$ (0.40)
Cumulative effect per share of a change in accounting principle	—	—	(7.65)	—	—	—	—

Net Loss per Share	$ (56.38)	$ (49.71)	$ (47.56)	$ (37.64)	$ (99.00)	$ (8.58)	$ (0.40)

Weighted Average Number of Shares Outstanding	5,572	5,785	5,785	5,785	5,833	5,785	23,211

	As of December 31,					As of March 31,
Consolidated balance sheet data:	2000	2001	2002	2003	2004	2005
	(in thousands)
						(unaudited)
Current assets
Cash and cash equivalents	$28,702	$1,368	$2,788	$1,740	$154,362	$111,805
Other current assets	40,570	21,471	15,736	9,615	6,322	8,979

Total current assets	69,272	22,839	18,524	11,355	160,684	120,784
Restricted cash and investments	4,783	4,195	3,996	3,819	1,775	3,768
Property and equipment, net	25,608	21,191	15,664	11,696	11,431	11,128
Satellites and related systems, net	682,026	634,238	576,721	520,539	459,426	440,324
Deferred finance costs, net	34,756	30,721	26,688	22,654	14,724	14,399
Investments in affiliates and other assets	69,665	57,607	6,364	1,982	1,047	1,693

Total assets	$886,110	$770,791	$647,957	$572,045	$649,087	$592,096

Long-term debt, current portion	—	—	10,000	1,411,723	—	—
Other current liabilities	68,698	69,673	76,892	526,923	114,338	74,021
Long-term debt, net of current portion	1,387,026	1,413,956	1,430,891	56,098	155,000	155,000
Contingent royalty obligation	—	—	—	—	1,814,175	1,814,175
Other long-term liabilities	124,830	263,664	377,606	37,811	254,980	246,947

Total liabilities	1,580,554	1,747,293	1,895,389	2,032,555	2,338,493	2,290,143
Shareholder’s deficit	(694,444)	(976,502)	(1,247,432)	(1,460,510)	(1,689,406)	(1,698,047)

Total liabilities and shareholder’s deficit	$886,110	$770,791	$647,957	$572,045	$649,087	$592,096

Risk factors

An investment in our common stock involves a high degree of risk. You should carefully consider the following risks and other information in this prospectus before you decide whether to invest in shares of our Class A Common Stock. Our business, prospects, financial condition, operating results or cash flows may be materially and adversely affected by the following risks, or other risks and uncertainties that we have not yet identified or currently consider to be immaterial. In that event, the trading price of our Class A Common Stock could decline, and you could lose all or part of your investment.

RISKS RELATED TO OUR BUSINESS

Our business has experienced significant losses and we may not be able to generate sufficient revenue to become profitable.

Through the end of December 2004, we have spent approximately $1.2 billion in connection with the development and launch of our business. To date, the build-out of our infrastructure and our day-to-day operations have been financed substantially by our financing activities, and we have had limited revenue from operations. As of December 31, 2004, we had incurred aggregate losses of approximately $2.1 billion. We plan to dedicate significant resources to our current business strategy, including increased marketing and construction of terrestrial repeater networks in India, development of next generation mobile receivers and launch of service in China and Western Europe. In addition, to the extent we have positive annual earnings before interest, taxes, depreciation and amortization (EBITDA), we are required to make payments of 10% of our EBITDA under our royalty agreement with Stonehouse Capital Limited (Stonehouse). We anticipate that, in the near term, we will continue to rely on the proceeds from our private placement of senior convertible notes in the aggregate principal amount of $155 million in December 2004, the proceeds from our private placement of shares of Class A Common Stock to XM for an aggregate purchase price of $25 million in July 2005 and the proceeds from this offering to sustain our operations. In the future, we will need to generate significant revenue in order to achieve a profit from operations, and we can offer you no assurance that we will ever become profitable.

There may not be sufficient demand for our service to allow us to become profitable.

We cannot estimate with any degree of certainty the potential market demand in our target markets for a subscription-based digital satellite radio service or the degree to which our service will meet such market demand. We will achieve or fail to gain market acceptance depending upon many factors, some of which are not within our control, including:

➢	whether we can offer sufficient high-quality programming consistent with our potential customers’ preferences;

➢	the willingness of consumers, on a mass-market basis, to pay subscription fees to obtain satellite radio broadcasts;

➢	the extent to which we can limit customer turnover, either as a result of customers electing voluntarily to discontinue our service (including customers who discontinue following rate increases at the end of any promotion) or as a result of customers being discontinued due to nonpayment;

➢	the cost, availability and consumer acceptance of receivers capable of receiving our broadcasts;

➢	our marketing and pricing strategies, as well as those of our receiver manufacturers;

➢	competition from other media and entertainment in our target markets;

➢	the development of alternative technologies or services; and

➢	the general economic, political and social conditions in our target markets.

Risk factors

If for any reason we cannot achieve a rapid and significant level of consumer acceptance for our service, we may not achieve the market penetration rates necessary for us to execute our business plan successfully.

High subscriber acquisition costs could adversely affect our profitability.

In order to attract subscribers to our service in India, we are subsidizing a portion of the costs of purchasing the lowest-cost receiver capable of receiving our broadcast that is offered in our Indian market. We intend to continue to subsidize a portion of the costs of purchasing receivers in our Indian market and in other markets as we introduce our service. We are also in the process of launching a large advertising and sales campaign and other promotional activities as we roll out our services in different markets in India. Consequently, our subscriber acquisition costs are expected to increase substantially. Our subscriber acquisition costs may increase even further if we determine that more aggressive advertising, promotions or other marketing efforts are necessary to promote faster subscriber growth or to respond to competition, or are otherwise advisable. If these subscriber acquisition costs become sufficiently high they could materially adversely affect our financial performance.

We may not be able to compete effectively against conventional radio stations or other potential providers of consumer audio services.

In seeking market acceptance, we will encounter competition for both listeners and future advertising revenue from many sources, including traditional and, when available, digital AM/FM radio, shortwave radio, Internet based audio providers, direct broadcast satellite television audio service, systems that carry audio service and digital music players. We could also face competition from Terrestrial Digital Radio services in the future, although such services are not currently offered in India or China, our two immediate target markets. Unlike our service, traditional AM/FM radio already has a well-established market presence for its services and generally offers free-to-air broadcast reception supported by commercial advertising, rather than by a subscription fee. Also, many radio stations offer information programming of a local nature, such as news and sports reports, which we may not be able to offer as effectively as local radio stations. To the extent that consumers place a high value on these features of traditional AM/FM radio, we are at a competitive disadvantage to the traditional providers of audio entertainment services. In addition, although potential competition in our target markets with other satellite broadcast radio services is limited by regulatory and other restrictions, such competition could emerge. If an alternative satellite radio broadcast system that is comparable or superior to our system were to be introduced in our target markets, or if any competitor were to begin offering another mobile DARS before we do, we could experience competitive pressure or be at a competitive disadvantage.

Our independent auditors have identified material weaknesses and significant deficiencies in our internal controls, and if we are unable to develop, implement and maintain appropriate controls we will not be able to comply with applicable regulatory requirements imposed on reporting companies.

We have experienced severe working capital constraints for several years and, as a result, we have operated with very limited staffing of key functions, including accounting. We have also experienced turnover of our accounting staff, including the replacement of our Chief Financial Officer and the loss of our Controller in September 2004. These circumstances have increased demands on our internal accounting and financial staff.

Our independent auditors have identified material weaknesses and significant deficiencies in our internal controls in their 2004 Internal Control Letter to us. We have engaged PricewaterhouseCoopers as a third-party consultant with respect to the development of appropriate internal controls. We have also recruited and hired two key senior accounting and finance employees at the Senior Vice President level,

Risk factors

one to serve as our Corporate Controller, the other to help enhance internal controls and other systems to comply with the requirements of the Sarbanes-Oxley Act of 2002. We are also actively hiring additional staff to augment our accounting and finance functions. We are in the process of establishing such new and enhanced systems of internal controls as we believe necessary to allow management to report on, and our independent auditors to attest to, our internal controls, as required by the management certification and auditor attestation requirements mandated by the Sarbanes-Oxley Act of 2002. We will be performing system and process evaluation and testing (and any necessary remediation) of our internal control system on an ongoing basis. While we anticipate being able to implement fully the requirements relating to internal controls and all other applicable requirements of the Sarbanes-Oxley Act of 2002 in a timely fashion, we cannot be certain as to the timing of the completion of our evaluation and testing and any necessary remediation or the impact of the same on our operations. Our development, implementation and maintenance of appropriate internal controls will depend materially both on our successful hiring and retention of key senior accounting personnel.

In addition to addressing the accounting and internal controls of our current operations, our employees and systems will have to accommodate increasingly complex financial reporting demands as we expand our operations in India and as we introduce our services in other markets, including China. We will also have to be able to retain and attract appropriately qualified personnel in key staff areas to maintain an effective accounting and internal controls system.

If we are unable to attract and retain qualified personnel, to implement and integrate financial reporting and accounting systems or if we are unable to scale these systems to our growth, we may not have adequate, accurate or timely financial information, and we may be unable to meet our reporting obligations or comply with the requirements of the SEC, the NASDAQ National Market or the Sarbanes-Oxley Act of 2002, which could result in the imposition of sanctions, including the suspension or delisting of our Class A Common Stock from the NASDAQ National Market and the inability of registered broker dealers to make a market in our Class A Common Stock, or investigation by regulatory authorities. Any such action or other negative results caused by our inability to meet our reporting requirements or comply with legal and regulatory requirements or by disclosure of an accounting, reporting or control issue could adversely affect the price of our Class A Common Stock.

Our satellites have a limited life and may fail in orbit.

Satellites utilize highly complex technology and, accordingly, are subject to in-orbit failures after they have been successfully placed into operation. Our AfriStar satellite was launched in October 1998, and our AsiaStar satellite was launched in March 2000. Our satellites are designed to operate in orbit for approximately 12 years after launch. After this period, our satellites’ performance in delivering our service may deteriorate. Each satellite has an orbital maneuver life of 15 years, which means that each satellite has been designed to maintain its assigned orbital position (within 0.1 degrees) for 15 years. The useful life of our satellites may vary from our estimate. If one of our satellites were to fail or suffer significant performance degradation prematurely and unexpectedly, it would cause interruption in the continuity of our service or impair the quality of our service.

A number of factors could decrease the useful lives of our in-orbit satellites, including:

➢	expected gradual environmental degradation of solar panels;

➢	defects in the quality of construction;

➢	failure of satellite components or systems that are not protected by back-up units;

➢	loss of the on-board station-keeping system that maintains the geosynchronous position;

➢	unexpected increase in use of fuel; and

➢	in rare cases, damage or destruction by electrostatic storms or collisions with other objects in space.

Risk factors

Our AfriStar satellite has developed a defect in its solar panels. The panels are collecting less power than intended, and we expect that this will affect that satellite’s operation starting in 2008. At that time we will need to make an operating decision regarding the use of our AfriStar satellite, since it would be possible to extend the useful life of the satellite through careful management of the power generated by the solar array. This may require broadcasting a smaller number of channels over one or more of its beams in order to conserve power or reducing the power radiated by one or more of its beams with a resulting reduction of the broadcast coverage area. Our target markets of India and China are served by the AsiaStar satellite and are not affected by the performance of our AfriStar satellite.

Our insurance may not cover all risks of operating our satellites.

We currently maintain in-orbit insurance coverage for our AsiaStar and AfriStar satellites, which would reimburse us for a portion of the insured satellite value in the event of a partial loss or for the full insured value in the event of a total loss, subject to stipulated deductibles and exclusions. Each satellite’s current policy is for one year, and we anticipate that our in-orbit insurance policies will continue to be on a year-to-year basis, which has become standard in the industry. The Company believes, based on its recent negotiations with respect to obtaining in-orbit insurance for AfriStar, and assuming AfriStar does not sustain any further unexpected deterioration, that the Company will continue to be able to procure in-orbit insurance for both satellites. However, even when obtained, in-orbit insurance for a satellite will not protect against all losses to a satellite. Our current insurance policies contain specified exclusions, deductibles and material change limitations. Moreover, although we intend to maintain insurance on our AsiaStar and AfriStar satellites, any determination we make as to whether to maintain in-orbit insurance coverage will depend on a number of factors, including the availability of insurance in the market and the cost of available insurance. We will also consider the exclusions to coverage, if any, required by insurers and the other terms and conditions upon which the insurance is available. Even if we seek to obtain replacement insurance in the future, we may not be able to obtain this insurance on reasonable terms and conditions. Moreover, this insurance coverage may be costly, if available at all. The cost of insurance may increase or its terms may become disadvantageous with respect to exclusions and deductibles as a result of several factors, including the failure or degradation of performance of one of our in-orbit satellites or the failure of a similar satellite owned by another operator. In addition to other material, adverse effects on us, the partial or total loss of an uninsured satellite would cause us to recognize a loss equal to the book value of any such total loss or, in the case of a partial loss, an amount equal to the proportion of the satellite’s book value corresponding to such partial loss.

Our on-ground satellites may be damaged or destroyed during launch.

In addition to AfriStar and AsiaStar, we have two additional satellites, one fully assembled satellite (F3) and another satellite (F4) for which the long lead parts have been procured and partially assembled, which are currently maintained in storage in Toulouse, France. We have accepted risk of loss for these satellites and maintain ground insurance for both these satellites. The F3 satellite, which can be used to replace either AfriStar or AsiaStar, may also be modified and launched to provide DARS in Western Europe. In such case, it is envisioned that the F4 satellite, upon full assembly, would be maintained as an on-ground spare satellite that could be launched in the event that one of our other three satellites experiences an in-orbit failure. The launch of a satellite is subject to significant risks, including launch failure, satellite destruction or damage during launch or failure to achieve proper orbital placement. Launch failure rates vary depending on the particular launch vehicle and contractor, which have not yet been determined with respect to the Company’s F3 and F4 satellites. If the launch of either our F3 or F4 satellite were to fail, result in destruction or material damage during launch or fail to achieve proper orbital placement, we would suffer, in addition to any cost relating to building or procuring a replacement satellite and launching such satellite that are not covered by insurance, a significant disruption in the development of the relevant portion of our business as well as a significant impact on our earnings as a result of the delay in revenue producing activities.

Risk factors

Because the vast majority of our revenue will be derived from operations outside the United States, while our consolidated financial statements are presented in U.S. dollars, changes in the exchange rates between the local currencies of our operations and the U.S. dollar could materially affect our reported results of operation.

We anticipate that the vast majority of our revenue will be derived from our operations outside the United States, particularly India, China and Western Europe. We present our consolidated financial statements in U.S. dollars. Accordingly, changes in the exchange rates between the local currencies of our operations and the U.S. dollar could materially affect the translation of financial results into U.S. dollars for purposes of reporting our financial results. Because we report our financial results in U.S. dollars, our consolidated financial statements will include gains and losses from foreign currency translation adjustments, and these adjustments could have a material impact on our reported results of operations and could result in significant period-to-period fluctuations in our reported results of operations which are not attributable to, and may be at variance with, our actual business performance. Exchange rate fluctuations may also affect the relative values of working capital advances between our various subsidiaries and of payments to and receipts from third parties, the effects of which impact our results of operations.

Royalty payments to Stonehouse could materially limit our available working capital and negatively impact our results of operations.

We have significant contingent annual payment obligations for the next ten years under our royalty agreement with Stonehouse. We are obligated to pay to Stonehouse 10% of our annual EBITDA, if any, for each annual period through December 31, 2015. In addition, we must maintain a segregated reserve account to be funded in each quarter of any year in which EBITDA is forecast to be positive at the rate of 25% of the estimated annual payment. The royalty agreement also places certain limitations on our ability to freely dispose of assets. The royalty payment and reserve account obligation and the restrictions imposed by the royalty agreement could limit our cash flow and funds available for our working capital, and could result in a charge against our earnings which could have a material, adverse effect on our results of operations. See “Pre-offering recapitalization” and “Certain relationships and related party transactions.”

We may incur significant delays and expense in the development and installation of terrestrial repeater transmitters, and we cannot be certain that the systems will function properly.

Our planned introduction of a mobile service in India requires the installation of a network of terrestrial repeating transmitters (terrestrial repeaters), which serve as gap fillers to avoid signal disruption in the markets in which we plan to offer mobile products. The eventual roll-out of our mobile services in China and Western Europe will also require the installation of networks of terrestrial repeaters.

We intend to install terrestrial repeaters to rebroadcast our satellite signals in various cities in India as we expand our terrestrial network and roll out our services. We are currently developing new technology for the future terrestrial repeaters in cooperation with SED Systems, a division of Calian Ltd. We may experience significant delays in deploying the repeater network in India if the terrestrial repeater technology turns out to be more complex than we currently expect. Moreover, since we rely on SED to provide key technical expertise, personnel-related delays may be out of our control. As our current receivers are not compatible with the terrestrial repeaters, we will also need to offer a next generation of receivers that can receive these rebroadcasts as well as broadcasts directly from our satellites. Until we have installed and tested a substantial portion of the new equipment we cannot be certain that our mobile DARS will function using the terrestrial repeaters. In addition, some areas may still experience “dead zones” and we may incur additional costs to install terrestrial repeaters to cover these areas. We also may experience significant delays and expense in the implementation of our current plan to install

Risk factors

terrestrial repeaters in the event that third-parties with existing terrestrial repeater networks, including radio broadcasters, upon whom we may be relying to secure optimal sites and install our terrestrial repeater network, do not cooperate with us or do not act in a timely and effective manner.

We may also experience signal interference with our new receivers in India and later in China and Western Europe, due to terrestrial transmissions in portions of the L Band spectrum. When we identify a signal that is interfering with our terrestrial rebroadcasts, we will seek to negotiate a solution with the local operator of the transmitter. However, we may not always be able to reach a timely agreement through the relevant government authorities responsible for frequency management that will allow our customers to receive our service without any interference.

We may be unable to obtain the authorizations required to operate our terrestrial repeater networks in India or to retain the necessary authorizations to operate a subscription service.

The Indian government does not currently have a regulatory framework or written policy governing satellite radio services, and we are presently the only satellite radio services provider in the country. We have received the government authorizations that are presently required to provide our existing subscription service and to import our current receivers. However, in order to deploy complementary terrestrial repeaters in India, we will be required to obtain spectrum allocation and transmitter authorizations and may also be required to obtain service licenses. In addition, the Indian government may require that we obtain additional authorizations or licenses or may impose restrictions on our business. Moreover, in the recommendation paper issued on June 27, 2005 the Telecom Regulatory Authority of India (TRAI) recommended to the Indian government that a revenue share fee of 4% of gross earnings generated in India be imposed if the satellite broadcaster uses terrestrial repeaters. Further, the Indian government is planning to issue regulations governing DARS, and such regulations may require us to obtain additional authorizations or licenses or impose restrictions on our business. In addition, TRAI has also recommended that the Indian government regulate content of DARS providers. Any failure to obtain any required licenses or further authorizations or any material changes in our current authorizations or imposition of any additional restrictions could adversely affect our ability to carry out our business plan in India.

Given the lack of mandatory dispute resolution or enforcement mechanisms at the International Telecommunication Union, there is no guarantee that the frequencies used by AfriStar and AsiaStar will be protected from interference from non-conforming uses.

Even though the AfriStar and AsiaStar frequency assignments have completed coordination and notification procedures under the International Telecommunication Union (ITU) and therefore enjoy priority over other uses, there is no guarantee that the use of those frequencies will be protected from interference from non-conforming uses by other administrations. In the event that harmful interference is caused by a non-conforming frequency assignment, the ITU procedures described in Article 8 and Article 15 of the Radio Regulations would apply. While these procedures set forth the good faith obligations to resolve any such interference, they do not contain mandatory dispute resolution or enforcement mechanisms.

Rather, the Radio Regulations’ dispute resolution procedures are based on the willingness of the parties concerned to reach a mutually acceptable agreement. Neither the ITU specifically, nor international law generally, provides clear remedies if this voluntary process fails. Since the frequency band that can be used for Broadcasting-Satellite Service (Sound) is limited to 25 MHz (1,467—1,492 MHz) and our two satellites combined occupy virtually all of that spectrum, it may not be possible to eliminate interference by changing frequencies in the area(s) affected.

Risk factors

We may experience delays and incur significant costs in the development and production of our receivers.

The timely manufacture and distribution of our receivers at a price that is attractive to consumers is a critical factor in the execution of our business plan. The receivers for our Indian market are manufactured by a limited number of third-party vendors. We expect the same will be true for the receivers for our Chinese market. Because the current market for our receivers is limited, the financial incentive for manufacturers to produce significant quantities of our receivers at an attractive price is similarly limited. If we are unable to maintain established relationships with our manufacturers or develop comparable relationships with new vendors, we could experience delays in the development, supply and availability of our receivers at acceptable quality and price levels. Our business plan also depends on the reduction of the cost of our receivers in order to make them available to consumers at an attractive price. Currently, to encourage sales of our receivers, we subsidize our lowest-cost receivers in India. We expect that in the near term future, we will need to continue to subsidize the cost of our receivers by offering them to distributors at a price below their cost to us. If we cannot reduce such subsidies in the future, our earnings and results of operations will be negatively affected.

Our next generation of receivers will eventually replace our current receivers, which may result in increased costs, higher subscriber turnover, or lower receiver sales.

In connection with the introduction of our mobile DARS and the introduction of our next generation of receivers, we intend to begin broadcasting our signal in a modified waveform. Our current receivers will not be able to decode the modified waveform signal. While we intend to broadcast in both waveforms for a period of time, we will eventually cease broadcasting in the older waveform. We will have to transition our subscribers from the older receivers to our next generation receivers. Because our next generation of receivers will, when introduced, be more expensive than our existing receivers, we will face increased costs to the extent we decide to subsidize the transition of our current subscribers to our next generation receivers. In addition, new customers may not be willing to pay for the higher priced new receivers. We may also experience higher subscriber turnover if existing subscribers decide not to purchase a new receiver.

Our ability to conduct our business in China may be adversely affected if we cannot maintain our relationship with ChinaSat or another licensed Chinese telecommunications operator and obtain approval for our content from the appropriate Chinese regulatory authorities.

Our next critical target market after India is China. Due to the ownership restrictions under Chinese law and our intention to broadcast Chinese programming through an uplink station in Beijing, we have depended on China Satellite Communication Corporation (ChinaSat), in which we have no ownership, to obtain the necessary regulatory authorizations from the Ministry of Information Industry (MII) and the Chinese State Administration of Radio, Film and Television (SARFT). ChinaSat, as our agent, has acquired the required government approvals for spectrum allocation and is seeking additional approvals necessary for operating satellite transmission services in China. We are also a party to two active agreements with Chinese companies to manufacture the receivers necessary for our customers to receive our service. We will also need to partner with local institutions to obtain regulatory approval from SARFT for our audio content broadcast by our service and approval from the appropriate Chinese regulatory authorities for data content. Our ability to execute our business plan in China will depend on our relationship with ChinaSat (or with another of the licensed Chinese telecommunications operators that are able to obtain and hold the necessary spectrum and operations licenses), the MII and SARFT. Therefore, any disruption in these relationships could materially delay or impair the implementation of our China business plan and our future profits. Moreover, there can be no assurance that ChinaSat (or such other operator) or other future local partners will obtain the necessary licenses or approvals. In addition, should ChinaSat or any other entity with which we partner in China fail to perform its

Risk factors

obligations under our agreements, we may have to rely on legal remedies under Chinese law. The laws and regulations relating to contractual arrangements and foreign investment in China are relatively new and their interpretation and enforcement involve uncertainties, which could limit our ability to enforce these agreements in China.

Failure of our ground network infrastructure would adversely affect our ability to broadcast content up to our satellites.

We rely on our ground network infrastructure, including our satellite control network and our broadcast facilities, for key operations, including transmitting broadcast signals up to our satellites. We have limited broadcast facilities to transmit content to our satellites for broadcast to our customers. We rely primarily on our Singapore uplink station, which is hosted by Singapore Telecom, to transmit content to our Indian market, as our Melbourne, Australia uplink station only has the transmitting capacity to transmit approximately four channels. Our uplink stations were uniquely built for us and, therefore, it will take a significant amount of time to obtain replacement parts in the event they are needed. If a natural or other disaster significantly damaged our broadcast system, particularly our Singapore uplink station, if key parts were to fail for any reason, or if Singapore Telecom failed to support the Singapore uplink station properly or terminated their host services contract, our ability to provide service to subscribers, at least on an interim basis, would be limited substantially.

We have faced in the past, and may face in the future, challenges and constraints in obtaining financing.

There can be no assurance that we will not need to raise additional financing to carry out our current business plan. We have faced, and in the future may continue to face, many challenges and constraints in financing our development and operations. For several years we have experienced severe working capital constraints and have incurred substantial delays in implementing our business plan largely as a result of our inability to raise financing. For example, prior to 2005, financing shortfalls forced us to limit our Indian marketing effort and the roll-out of our services. We cannot guarantee that in the future we will not experience periods where we have limited funding and difficulty in raising any necessary capital on favorable terms, if at all. During any such period, we would continue to need significant amounts of cash to fund our capital expenditures, administrative and overhead costs, and contractual obligations. In such circumstances, if we were not able to obtain additional financing, we could be forced to curtail, or even cease, operations.

The loss of Noah Samara, our founder and Chief Executive Officer, or other key personnel could significantly harm our business and our credibility in the marketplace.

Our success will depend, in part, upon key technical and managerial personnel, as well as our ability to attract and retain additional highly-qualified personnel as we expand our services in India and develop service in China. In particular, we believe that our success will depend to a significant extent upon Noah Samara, our founder, Chairman and Chief Executive Officer. The loss of Mr. Samara would have a material, adverse effect on our business. We are currently actively seeking to obtain “key-man” insurance for Mr. Samara. Loss of Mr. Samara or other key personnel or the inability to hire and retain qualified personnel in the future could have a material adverse effect on our ability to staff and manage various parts of our business.

Risk factors

Failure to maintain our FCC license authority, to comply with obligations under our Deed of Agreement with the ACA (whose regulatory powers are now exercised by the ACMA) or to receive license renewals and extensions for our AfriStar and AsiaStar satellites from the relevant regulatory agencies could have a material, adverse effect on our business and operations.

The operation of our AsiaStar satellite is authorized by a Deed of Agreement (the Deed) with the Australian Communications Authority (ACA). As of July 1, 2005, the functions of the ACA became the responsibility of a new regulator, the Australian Communications and Media Authority (the ACMA). The Deed remains in force as long as our wholly-owned Australian subsidiary, AsiaSpace Limited (AsiaSpace), fulfills its obligations as specified therein, which include compliance with the International Telecommunication Union (ITU) Radio Regulations, maintenance of the telemetry, tracking and control facility in Australia, our subsidiary’s continued incorporation in Australia and location of its central management and control in Australia. If AsiaSpace is determined to have violated the terms of the Deed, the ACMA has the discretion to terminate the Deed and suppress the ITU notification of the network. Additionally, once the AsiaStar satellite reaches the end of its service life, if a replacement satellite will be launched from Australia or an Australian national (including an Australian corporation within the WorldSpace group) authorizes the launch, the Space Activities Act 1998 (Cth) would apply and we will need to apply to the Australian Space Licensing and Safety Office (SLASO) for authorization to launch a replacement satellite. However, there can be no guarantee that SLASO will grant such an authorization. In addition to the SLASO authorizations, we will also need approval from the ITU to operate a new satellite from the current orbital location. In March 2004, the ITU published an extension to the frequency assignment of AsiaStar from 15 to 30 years. As the life of the AsiaStar satellite is no more than 15 years, this provides an indication that a replacement satellite would be approved by the ITU to replace AsiaStar at its current orbital location. However, there is a risk that authorization to operate the new satellite from the current orbital location may not occur, and in that case, the orbital location currently occupied by our AsiaStar satellite could become available for use by other satellite operators.

The AfriStar satellite is licensed by the U.S. Federal Communications Commission (FCC). Our FCC license provides for a ten-year license term that expires in January 2010, which is subject to renewal at that time. If we fail to comply with the terms of this license, the FCC may deny our request to renew the license. We have filed an application with the FCC for a second satellite, called AfriStar-2, to be co-located with AfriStar. The purpose of the AfriStar-2 application is to launch and operate a second satellite to enhance our service coverage in North Africa, the Mediterranean basin and Western Europe and to extend the useful life of AfriStar which has been affected by a defect in its solar panels described above. See “—Our satellites have a limited life and may fail in orbit.” The FCC’s rules do not guarantee that it will grant licenses for replacement satellites or for additional co-located satellites. In practice, however, the FCC generally grants such requests to a licensee in good standing. If at the end of the useful life of AfriStar the FCC denies our request to extend the term of our current license for AfriStar or does not issue to us a license to launch and operate a second or replacement satellite, the orbital location currently occupied by our AfriStar satellite could become available for use by other satellite operators. Finally, the FCC could impose milestone and bond requirements on either the AfriStar-2 license or any subsequent satellite license, which would require that we post a bond of up to $3 million, the value of which would be reduced as certain stipulated milestones are met. If we were to fail to meet any milestone, we could forfeit the bond and potentially lose our license.

Regulation of the telecommunications and media industries is relatively new and evolving in many of the markets in which we operate, which may in the future result in significant additional restrictions on our business.

Possible future changes to regulations and policies of the local governments applicable to the telecommunications and media industries in the markets in which we operate could have a material, adverse effect on our business. Regulations and legal requirements governing the telecommunications

Risk factors

industry are relatively new and evolving in many jurisdictions throughout the world. For example, many European jurisdictions are reevaluating their existing regulatory frameworks to accommodate DARS- type services, and other jurisdictions, including India and China, have only recently begun to develop the framework that will apply to such services. Because these restrictions are particularly new in the markets in which we operate, their interpretation and enforcement may involve significant uncertainty.

Technological innovation in the satellite industry and the audio entertainment industry is subject to rapid change, and we will need to develop and introduce on a timely basis new technology that addresses the changing preferences of our customers.

The satellite industry and the audio entertainment industry are both characterized by rapid technological change, frequent new product innovation, changes in customer requirements and expectations and evolving industry standards. Our success will depend in part on our ability to develop and introduce on a timely basis new technology that keeps pace with technological developments and emerging industry standards, and addresses the increasingly sophisticated and changing needs of our customers. We also depend on technologies being developed by third parties to implement key aspects of our system. The development of new technologically advanced services and equipment is a complex and uncertain process requiring capital commitments and high levels of innovation, as well as the accurate anticipation of technological and market trends. Our failure to keep pace with, anticipate and respond adequately to changes in technology or consumer preferences could have a material, adverse impact on our business, financial condition and results of operation.

Much of our business is located in developing countries, where economic, political and diplomatic conditions may be significantly more volatile than in more industrialized countries.

Our DARS broadcast coverage area and most of our subsidiaries are outside the United States, and many are in developing countries. As a result, our business is subject to the risks inherent in operating in numerous countries, with varying economic, political and diplomatic conditions. Certain of these risks may be greater in developing countries or regions, where economic, political or diplomatic conditions may be significantly more volatile than those commonly experienced in the United States and other industrialized countries. We also face challenges inherent in effectively managing an increased number of employees over larger geographic distances, including the need to implement appropriate systems, policies, and benefit and compliance programs.

For specific risks relating to the conduct of our business in our initial markets of India and China, see “—Risks related to the conduct of our business in India” and “—Risks related to the conduct of our business in China.”

Our failure to acquire new content or maintain our current content may make our service less desirable to subscribers.

Third-party content is an important part of our service, and if we are unable to obtain or retain third-party content and brands at reasonable costs, we will not be able to carry out our business plan successfully. We may face increased costs in the future with respect to third-party content. We currently offer 22 channels of third-party content in India, and plan to offer additional channels in the future. We also plan to add additional channels of third-party content in any new markets into which we expand our service, including China, in order to tailor our service to such market. We may not be able to obtain or retain the third-party content we need at all or within the costs contemplated by our business plan.

In addition, we may not be able to retain the third-party brand name content offered on our channels. Broadcasters of brand name content can choose one or more of several alternative methods of reaching

Risk factors

our coverage area, such as television, radio and the Internet. If we do not develop and maintain a subscriber base that is an attractive audience for some of our brand name content broadcasters, they may not wish to continue broadcasting through our service. Brand name broadcasters may also demand greater compensation than we may be willing or able to pay. If we lose brand name content and are unable to replace it with similar programming, our ability to deliver diverse programming will suffer and our service may become less desirable to our current and future subscribers.

Extensive government regulation of the telecommunications and broadcasting industries restricts our direct entry into China and may limit our ability to attract customers or generate profits.

Our business in China is highly regulated and subject to restrictions on foreign investment in the telecommunications industry and restrictions on the broadcasting industry in China.

Foreign companies are currently not allowed to directly provide satellite communications services to Chinese end users, and must conduct such business through qualified local telecommunications operators holding appropriate licenses and permits. Our agent ChinaSat has been approved by the Ministry of Information (MII) to establish an L Band satellite digital audio broadcasting transmission system and an uplink station subject to annual review by the MII. Although we currently anticipate that all necessary approvals for satellite transmission services will be granted to ChinaSat, there can be no assurance that it will be granted, or that either the spectrum allocation or the service license will continue to remain in effect if the regulatory landscape in China changes.

Additional examples of issues, risks and uncertainties relating to the Chinese government’s regulation of the telecommunications industry include:

➢	evolving licensing practices may subject the permits, licenses or approvals required for our operations to challenge, and may also subject us to onerous operating conditions;

➢	the lack of transparency in rules governing censorship and acceptable content in China may cause an unintentional breach of applicable standards and subject us to temporary blockage of our media content, complete cessation of our business or lead to the imposition of civil or criminal penalties; and

➢	the subscription fees permitted to be charged in China may be subject to approval by China’s Pricing Bureau; subscriptions may need to be offered at an unprofitable or unsustainably low rate pursuant to the request of the Pricing Bureau.

We have entered into a cooperation agreement with Beijing Guoxin Synchronization Data System Technology Limited (“Guoxin”), pursuant to which we would procure ChinaSat to provide our satellite capacities and related transmission services to Guoxin, license our trademark to Guoxin and provide our technical support services to Guoxin in connection with its development of multimedia information; and Guoxin would gather, edit, produce and provide multimedia information which will be broadcast in China. We have also entered into another cooperation agreement with Xi’an Tongshi Technology Limited (“Tongshi”), pursuant to which Tongshi would complete the development of our multimedia software and would cooperate with us to promote and sell our “China-only” version of the receivers and pc-cards in China; and we would procure ChinaSat to provide our satellite capacities for the parties’ multimedia services, and license our patent and trademark to Tongshi. Because these agreements contain certain profit-sharing provisions which may raise issues under Chinese law, we cannot assure you that relevant Chinese authorities will find the transactions under these two cooperation agreements in compliance with PRC laws. If so, the transactions under such cooperation agreements may be prohibited or amendments to these cooperation agreements may be required.

Risk factors

Currently, most radio broadcasting in China is restricted to Putonghua, the national language of China. The likely continuation of such restrictions will reduce the availability of overseas content for use in our business operations.

We are dependent on key suppliers and distributors and a failure to maintain and continue these relationships could adversely impact our business.

We have a number of key relationships with suppliers, distributors and other parties, the loss of which would have a material, adverse effect on our business. Our receivers are manufactured by a limited number of third-party vendors. In India, one manufacturer accounted for approximately 98% of all the WorldSpace receivers sold in 2004. While we expect other manufacturers to initiate and expand production for the Indian market in the next few years, we expect receiver supply to remain dominated by a handful of manufacturers. We anticipate a similar dynamic in our Chinese market.

In addition, key component parts of our DARS system are also developed and supplied by third-party vendors with which we have established working relationships. For example, Analog Devices is currently developing next-generation chipsets for our receivers and working with receiver manufacturers on the integration of their chipsets into our next generation of receivers. We are dependent on Singapore Telecom to operate our primary uplink station for our AsiaStar satellite. We are dependent on ChinaSat, as our agent, for the operation of DARS in China.

If we are unable to maintain such established relationships, develop comparable relationships with new parties, or should any of our key relationships fail to work effectively, we could experience, among other problems, delays in the production of receivers, interruption in the broadcast of our services or loss of our ability to operate in a particular market.

Rapid growth will require significantly increased expenditures and management resources that will strain our management, operational and financial infrastructure.

We expect to experience significant and rapid growth in the scope and complexity of our business as we expand the commercial operations of our service. We do not currently employ sufficient staff to handle all of our expected sales and marketing efforts in India and China. Although we have hired experienced executives in this area, we must hire additional employees as we expand commercial operations of our service.

In addition, our growth may strain our management and operational and financial infrastructure. In particular, our growth will make it more difficult for us to:

➢	develop, implement and improve our management, operational and financial controls and maintain adequate reporting systems and procedures;

➢	recruit, hire and train sufficient skilled personnel to perform all of the functions necessary to provide our service effectively;

➢	manage our subscriber base and business; or

➢	maintain subscriber and broadcaster satisfaction.

The improvements and increased staff required to manage our growth will require us to make significant expenditures and allocate valuable management resources. If we fail to manage our growth effectively, our operating performance will suffer and we could lose part of our subscriber and broadcaster base.

Consumers may steal our service.

Like all radio transmissions, our signal is subject to interception. Consumers may be able to obtain or rebroadcast our signal without paying the subscription fee. Although we use encryption technology to

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mitigate signal piracy, we may not be able to eliminate theft of our signal. Widespread signal theft could reduce the number of consumers willing to pay us subscription fees.

Our patents and licenses may not provide sufficient intellectual property protection.

We hold licenses from third parties to utilize patents covering various types of technology used in our system, including our digital compression technology. In addition, we have obtained patents and have patent applications pending with respect to our proprietary intellectual property. Although these licenses and patents cover various features of satellite radio technology, they may not cover all aspects of our system. Others may duplicate aspects of our system that are not covered by our patents without liability to us. In addition, competitors may challenge, invalidate or circumvent our patents. We may be forced to enforce our patents or determine the scope and validity of other parties’ proprietary rights through administrative proceedings, litigation or arbitration. An adverse ruling arising out of any intellectual property dispute could subject us to significant liability for damages, prevent us from operating our system, preclude us from preventing a third-party from operating a similar system or require us to license disputed rights from or to third parties. In the event that we need to license rights from third parties, we may not be able to obtain the licenses on satisfactory terms, if at all. We also hold a blanket license granted by the Composers and Authors Society of Singapore (COMPASS) to broadcast, perform, transmit, and otherwise use all musical works which COMPASS has or will have the right to license. Although we believe the license granted to us by COMPASS would cover all necessary broadcasting rights for transmissions from our Singapore uplink station to China and other countries within the AsiaStar broadcast coverage area, it is possible that other sister rights societies in other jurisdictions within the AsiaStar broadcast coverage area will not recognize such license and will seek to require separate licenses for broadcasts into their jurisdictions. The rights society in India has indicated that it may seek to require a separate license. Any requirement in a jurisdiction that we obtain a separate license could increase our cost of broadcasting in such jurisdiction.

RISKS RELATED TO THE CONDUCT OF OUR BUSINESS IN INDIA

Future changes to Indian regulations and policies governing the market in which we operate may have a material, adverse effect on our ability to carry out our India business plan.

The TRAI consultation paper dated December 29, 2004 and the recommendation paper dated June 27, 2005 highlight certain areas of potential changes in the regulation of satellite services, including:

➢	Ban on private radio stations’ broadcasts of news and current affairs. Private FM operators in India are currently precluded from broadcasting news and current affairs, including the re-broadcast of foreign channels such as BBC World Service based on security concerns. The TRAI consultation paper asks whether the ban on private FM operators, which does not apply to satellite TV, should be extended to satellite DARS providers. The recommendation paper recommends that broadcasts of news and current affairs be permitted. However, if a ban on private radio broadcasts of news and current affairs were to be imposed on satellite DARS, we could be forced to discontinue broadcast of prime news channels such as BBC Asia West, NPR, Fox, NDTV 24*7 and others.

➢	Uplinking. The Indian government could require satellite radio programs to be uplinked from India under a new regulatory regime.

➢	License fees. The TRAI recommendation paper does not recommend that a license fee be imposed, unless the number of applications for licenses exceeds available spectrum space. However, the recommendation paper does recommend that a revenue share of 4% of gross earnings generated in India be imposed if the satellite broadcaster uses terrestrial repeaters. Moreover, the Indian government could subject satellite DARS providers to high license fees in the form of “fixed fees” in lieu of revenue sharing or a one-time “entry fee” in addition to revenue sharing.

Risk factors

➢	Eligibility criteria. DARS providers could be subjected to eligibility criteria similar to those for private FM radio or other broadcasters. The TRAI recommendation would not impose foreign ownership restrictions on providers, however, licenses would be only issued to an Indian subsidiary.

Changes in the policies of the government of India or political instability could delay the further liberalization of the Indian economy and adversely affect economic conditions in India, which could adversely impact demand for our services in India.

The role of the Indian central and state governments in the Indian economy is significant. Although the current government of India supports liberalization of the Indian economy, this economic liberalization may not continue in the future and specific laws and policies affecting technology companies, foreign investment, currency exchange and other matters affecting our business could change as well. Changes in the policies of the government of India or political instability could delay further liberalization of the Indian economy and could adversely affect business and economic conditions in India in general and our business in particular.

The imposition of economic sanctions could affect our operations in India and adversely impact our business.

The United States, Japan and certain other nations have announced and imposed economic sanctions against India in the past. For example, as required under Section 102 of the Arms Export Control Act, sanctions were imposed in response to the detonation by India of nuclear devices. Although most of the current sanctions imposed by the United States restrict the United States from providing assistance to India and do not directly limit the activities of U.S. businesses, the precise ramifications of the sanctions are not expected to be known for some time. Further, although the current sanctions do not directly affect U.S. businesses, additional sanctions could be imposed which could have a material adverse effect on U.S. businesses with operations, sales or suppliers in India. Although our operations have not been substantially affected by the sanctions to date and we do not believe our activities will be affected by the current sanctions, we cannot assure you that our technologies will not, in the future, be included in the specific technologies subject to sanctions or affected by the prohibition on items exported by third parties.

Terrorist attacks, wars, or regional conflicts could adversely affect the Indian economy, disrupt our operations and cause our business to suffer.

Terrorist attacks, such as the attacks of September 11, 2001, in the United States, and other acts of violence or war, such as a conflict between India and Pakistan, have the potential to directly impact our customers and the Indian economy by making travel more difficult, interrupting lines of communication and effectively curtailing our ability to deliver our services to our customers. These obstacles may increase our expenses and negatively affect our operating results. In addition, military activity, terrorist attacks and political tensions between India and Pakistan could adversely affect the Indian economy and demand for our services.

Any resulting financial turmoil in other countries could cause our business or the price of our stock to suffer. Financial turmoil in several Asian countries has in the recent past adversely affected market prices in the world’s securities markets, including India and the United States. Continuation or worsening of the financial downturns in these countries could cause further decreases in prices for securities of companies located in developing economies, such as us. Such events would also make it more difficult for us to raise additional capital in order to expand our business.

Companies operating in India are subject to a variety of central and state government taxes and surcharges.

Tax and other levies imposed by the central and state government in India that affect the tax liability of our India operations include: (i) central and state taxes and other levies; (ii) income tax; (iii) sales and

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value added tax; (iv) turnover tax; (v) service tax; (vi) customs duty; (vii) excise duty; (viii) stamp duty and (ix) other special taxes and surcharges which are introduced on a temporary or permanent basis from time to time.

The central and state tax scheme in India is extensive and subject to change from time to time. The statutory corporate income tax in India, which includes a surcharge and education tax, is currently approximately 34%. The central or state government may in the future increase the corporate income tax it imposes. Any such future increases or amendments may affect the overall tax efficiency of companies operating in India and may result in significant additional taxes becoming payable. Additional tax exposure could have a material adverse effect on our India operations’ business, financial condition and results.

Risks of litigation in India could adversely affect our business operations in that market.

The telecommunications sector is one of the fastest growing sectors in India and is therefore confronted with a high volume of litigation. Lawsuits may impede our business development and operations in India as it may divert our management’s attention making it difficult for us to conduct our business. The legal system in India is fairly complex and time consuming. The process of litigation may extend for several years in India adversely affecting and restricting our ability to expand to the needs of the consumers and cause loss of time, energy and revenue. An injunction granted against us may further restrict us in carrying out our business and may cause loss of revenue. In addition, public interest litigation is also common in India and highly litigated sectors such as telecommunications are very prone to such litigation. Public interest litigation would further inhibit our ability to carry out our business efficiently.

Content liability could adversely affect our business operations in the Indian market.

We may be held liable for any content provided via our satellite transmission network which could be deemed to be obscene, against national security, defamatory, infringing any copyright, patent or trademark or in violation of any similar laws. Any such violation can affect our authorizations and licenses. Additionally, any liability due to content could have a material, adverse effect on the financial results of our Indian business.

RISKS RELATED TO THE CONDUCT OF OUR BUSINESS IN CHINA

Even if we are in compliance with Chinese governmental regulations relating to licensing and foreign investment prohibitions, the Chinese government could prevent us from distributing particular content and subject us to liability for content that it believes is inappropriate.

China has enacted regulations governing the distribution of news and other information. In the past, the Chinese government has stopped the distribution of information that it believes to violate Chinese law, including content that it believes is obscene, incites violence, endangers national security, is contrary to China’s national interest or is defamatory. SARFT and the Ministry of Culture regulate and monitor the censorship of information provided via radio, film and television. We are subject to potential liability for content distributed through our satellite transmission network that is deemed inappropriate and for any unlawful actions of our customers. We may face liability for defamation, negligence, copyright, patent or trademark infringement and other claims based on the nature and content of the materials that are provided via our satellite transmission network. Our technical and content providing business conducted through our wholly-owned subsidiary, WorldSpace China, may be adversely affected if we do not get sufficient flexibility in our programming content to attract customers in China. However, it is difficult to determine the type of content that may result in liability for us, and if we broadcast such content, we

Risk factors

may be prevented from operating our services. If the Chinese government were to take any action to limit or prohibit the distribution of information via our satellite broadcasting services or technical and content providing business, or to limit or regulate any current or future content or services available to users on our network, our business could be materially and adversely affected.

If any of our business conducted through WorldSpace China is found to be in violation of Chinese laws, rules or regulations regarding the legality of foreign investment in China, we could be subject to severe penalties.

Our wholly owned subsidiary, WorldSpace China, has entered into memoranda of understanding with several third-party providers of content with respect to possible cooperation agreements. In addition, WorldSpace China intends, through local Chinese media entities or joint ventures with local Chinese media entities, to provide services to local radio broadcasters and other media groups who hold appropriate licenses granted by SARFT to engage in radio broadcast and television programming business in China, and is in discussions with automobile manufacturers who are seeking a key sales differentiator. It is possible that Chinese authorities could, at any time, assert that any portion of WorldSpace China’s business violates Chinese laws, regulations or policies. If WorldSpace China were found to be in violation of Chinese laws or regulations, the relevant authorities would have broad discretion in dealing with such violations, including, without limitation, the following:

➢	levying fines;

➢	revoking WorldSpace China’s business license;

➢	shutting down WorldSpace China’s provision of technical and content services; and

➢	requiring us to restructure our ownership structure or operations.

China’s economic, political and social conditions, as well as government policies, could affect our business.

While China’s economy has experienced significant growth in the past twenty years, growth has been uneven, both geographically and among various sectors of the economy. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures benefit the overall economy of China, but may also have a negative effect on us. For example, our operating results and financial condition may be adversely affected by government control over capital investments, changes in tax regulations applicable to us or price controls affecting subscription rates.

Since the late 1970s, the Chinese government has been reforming the Chinese economic system to emphasize enterprise autonomy and utilization of market mechanisms. Although we believe that these reform measures have had a positive effect on economic development in China, we cannot be sure that they will be effective or that they will continue. For example, in recent years, the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of sound corporate governance in business enterprises; however, a substantial portion of productive assets in China is still owned by the Chinese government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. The Chinese government also exercises significant control over China’s economic growth through, among other means, the allocation of resources and providing preferential treatment to particular industries or companies.

In the event of economic, social or political turmoil, such as possible instability resulting from a significant recession or conflict in the Taiwan Straits, it is likely that companies such as ours, with foreign ownership and that are engaged in China’s broadcast industry, would be subject to greater scrutiny and possibly additional restrictive regulation.

Risk factors

Government control of currency conversion may adversely affect our ability to repatriate funds outside of China.

The Chinese government imposes controls on the convertibility of Renminbi into foreign currency and, in certain cases, the remittance of currency out of China. Under existing Chinese foreign exchange regulations, payment of current account items, including profit distributions, equity interest payments and expenditures for transactions, can be made in foreign currencies without prior approval from the Chinese State Administration of Foreign Exchange by complying with certain procedural requirements (including the provision of required documents). However, approval from appropriate authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of bank loans denominated in foreign currencies. These approvals, moreover, do not guarantee the availability of foreign currency. We may be unable to obtain all required conversion approvals for our operations and Chinese regulatory authorities may impose greater restrictions on the convertibility of Renminbi in the future. Because a significant amount of our future revenue may be in Renminbi, any inability to obtain the requisite approvals or any future restrictions on currency exchanges will limit our ability to utilize revenue denominated in Renminbi to fund our business activities outside China. We cannot assure you that the Chinese government will not in the future restrict the conversion of Renminbi to foreign currencies for the payment of current account items. If the foreign exchange control system prevents us from obtaining sufficient foreign currency to satisfy our currency demands, we may not be able to pay dividends in foreign currencies.

Our business insurance in China may not be adequate to allow us to recover quickly from a natural disaster or other business interruption.

Insurance companies in China tend to be slow in paying business interruption and third-party general liability claims. As a result, while we currently have business liability insurance coverage for our operations in China, in the event of a natural disaster or other business interruption, payments under the insurance policy may be slow, and we may not be able to recover sufficient amounts to compensate for our losses or liabilities.

RISKS RELATED TO THE DEVELOPMENT OF MOBILE DARS IN WESTERN EUROPE

Our ability to develop a mobile DARS business in Western Europe may be adversely affected by the fragmented and diverse nature of the European market.

Although we can provide DARS in Western Europe today through portable receivers, we believe that the region, with approximately 200 million automobiles, offers a more significant opportunity for the development of mobile DARS. As a result, we are continuing various business development activities, including mobile DARS system tests and the negotiation of preliminary agreements with major automobile manufacturers such as Citroën, a division of PSA Peugeot Citroën, that foresee the integration of DARS receivers in some of their vehicles. While we believe the demand for mobile DARS in Western Europe may be greater than in the United States, given Western Europe’s fragmented markets and wide variety of ethnic and linguistic groups, we may face challenges in developing and maintaining an appealing mix of content and programming in various languages to address the needs and preferences of the target listener segments. Our inability to develop and maintain appropriate programming for the diverse ethnic and linguistic listener segments in Western Europe could adversely impact our future plans to provide mobile DARS in the region.

Risk factors

We may be unable to obtain licenses required to operate terrestrial repeater networks in Western Europe or to obtain and retain the necessary authorizations to operate a mobile DARS subscription service.

While we believe our regulatory franchise positions us favorably to become a provider of mobile DARS in Western Europe, we will need to obtain additional spectrum allocation, transmitter and service licenses from local regulatory authorities to develop a terrestrial repeater network and to operate a mobile DARS subscription service in Western Europe. In addition, we must coordinate the use of our allocated L Band spectrum in Western Europe with providers of Terrestrial Digital Audio Broadcasting, or T-DAB, to avoid any instances of harmful inter-system interference. Any failure to obtain required licenses or authorizations to develop a terrestrial repeater network and operate a mobile DARS subscription service in Western Europe could adversely affect our ability to conduct business in the region.

RISKS RELATED TO OWNERSHIP OF OUR COMMON STOCK

Control by our executive officers and directors will limit your ability to influence the outcome of matters requiring stockholder approval and could discourage our potential acquisition by third-parties.

Immediately following this offering, our Chairman and Chief Executive Officer, Noah Samara, will own, in the aggregate, directly or through entities which he controls or in which he has shared control, 3,210,981 shares of our Class A Common Stock (including an award of 591,875 restricted shares granted, effective as of completion of this offering, pursuant to Mr. Samara’s employment agreement, which award will vest in full immediately after conclusion of the lock-up period of 180 days after the date of this prospectus) and 17,426,443 shares of our Class B Common Stock, such shares in the aggregate constituting approximately 59% of our aggregate Class A Common Stock and our Class B Common Stock. In addition, Mr. Samara holds options to acquire an additional 7,659,375 shares of our Class A Common Stock. Accordingly, Mr. Samara will continue to be in a position immediately following this offering to exercise extensive control over all matters requiring approval by our stockholders, including the election of our board of directors and the approval of mergers or other business combination transactions. This concentration of ownership could have the effect of delaying or preventing a change in our control or otherwise discourage a potential acquirer from attempting to obtain control of us, which in turn could have an adverse effect on the market price of our common stock or prevent our stockholders from realizing a premium over the market price for their shares of our common stock.

Allegations of ties between certain of our investors and terrorism could negatively affect our reputation and stock price.

Certain of our investors have been the subject of allegations that could adversely affect our reputation in the eyes of investors and negatively impact the price of our common stock. These investors, which include three members of the Bin Mahfouz family, Mohammed H. Al-Amoudi and Mr. Salah Idris, all of whom are Saudi Arabian citizens, have been the subject of allegations that they and/or charities they were involved in have supported terrorism, and three of these investors were also named, along with a number of Saudi Arabian government officials and prominent Saudi Arabian citizens, in civil actions brought on behalf of victims of the September 11, 2001 terrorist attacks on the United States, which actions also contain allegations that certain of such investors were involved in charities that supported terrorism, namely the Muwaffaq or Blessed Relief Foundation, the Red Crescent Committee, the International Islamic Relief Organization, the International Development Foundation, the Success Foundation and the SAAR Foundation. Such investors have repeatedly denied all such allegations. In addition, in 1998 Mr. Idris acquired an interest in a pharmaceutical factory in Sudan which, five months

Risk factors

later, was bombed by U.S. military forces, purportedly in retaliation for manufacturing chemicals used by terrorists. These allegations were subjected to serious challenge in the press and to the Company’s knowledge have never been substantiated. Moreover, Mr. Idris has never appeared on the U.S. Government’s designated terrorist list.

None of the Bin Mahfouzs, Mr. Al-Amoudi or Mr. Idris any longer have any direct debt or equity in our company or have any voting control rights in our company. An entity controlled by two Bin Mahfouz sons is entitled to conditional royalty payments from us for each annual period through December 31, 2015. Mr. Idris holds only non-voting shares in Yenura Pte. Ltd., a Singapore company, which owns 17.4 million shares of our Class B Common Stock and which is controlled by our Chairman and Chief Executive Officer, Mr. Samara, although Mr. Idris, through his ownership of non-voting shares of Yenura, holds a majority of the economic interest in Yenura. See “Pre-offering recapitalization,” “Certain relationships and related party transactions” and “Principal and selling stockholders.” We cannot assure you that past or future allegations against these individuals will not impair our ability to retain advisors, impair our future attempts to raise additional financing or negatively impact the price of our stock.

In addition to its right to receive a royalty payment equal to 10% of EBITDA, Stonehouse also has certain limited approval and other rights with respect to WorldSpace.

Stonehouse, our former debt holder, is not a stockholder of WorldSpace and has relinquished most of its rights over WorldSpace, including all right to receive payment on more than $1.8 billion of principal and accrued interest from us, under the terms of its amended Royalty Agreement with us and our subsidiary, WorldSpace Satellite Company Ltd. (together, the “WorldSpace Parties”). However, Stonehouse, in addition to its right to receive royalty payments of 10% of EBITDA, if any, for each calendar year through December 31, 2015, continues to have limited approval and other contractual rights with respect to our company.

Under the Royalty Agreement, the WorldSpace Parties may not voluntarily liquidate or sell substantially all of their assets, at any time prior to December 31, 2007, without the prior written consent of Stonehouse, which consent is not to be unreasonably withheld, and the WorldSpace Parties are not permitted to sell certain key assets of the group, other than for fair value. The WorldSpace Parties have agreed with Stonehouse that to the extent that any sale or transfer of assets by them would be reasonably likely to diminish materially the overall return to Stonehouse under the Royalty Agreement, such sales or transfers are not permitted under the Royalty Agreement. In addition, Stonehouse has the right to be paid a fee in lieu of royalty payments from certain asset sale transactions. See “Certain relationships and related party transactions—Royalty Agreement” contained elsewhere in this prospectus for a description of Stonehouse’s rights under the Royalty Agreement. As a result of its continuing rights under the Royalty Agreement, Stonehouse has the ability to influence the direction and policies of our company insofar as relates to the matters described above. Stonehouse’s interests in the matters over which it has approval or other contractual rights may be adverse to the interests of our stockholders in such matters.

We may face claims from former employees regarding previously granted stock options.

We could face claims from a number of former employees that they were promised options to purchase shares of our Class A Common Stock, or that they were told that they had been granted stock options exercisable for periods after termination of their employment. Although no such claims have been asserted against us, and the Company believes that any such claims would have expired several years ago, the public offering of our Class A Common Stock could increase the likelihood of such claims. Such

Risk factors

claims could seek contract damages or other remedies relating to putative options to purchase shares of our Class A Common Stock at prices significantly less than the offering price.

There has been no public market for our Class A Common Stock, and you may be unable to resell your shares at or above the offering price.

There currently is no public market for our Class A Common Stock, and we cannot assure you that an active trading market will develop or be sustained after this offering. The initial public offering price for the shares will be determined by negotiations between us and the representatives of the underwriters and may not be indicative of the market price for our Class A Common Stock after this offering. The market price of our Class A Common Stock could fluctuate significantly in response to the risks inherent in our business, as well as to events unrelated to us.

In recent years, the U.S. stock market has experienced significant price and volume fluctuations. Our Class A Common Stock may experience volatility unrelated to our own operating performance for reasons that include:

➢	demand for our Class A Common Stock;

➢	revenue and operating results failing to meet the expectations of securities analysis or investors in any particular quarter;

➢	changes in expectations as to our future financial performance or changes in financial estimates, if any, of public market analysts;

➢	investor perception of our industry or our prospects;

➢	general economic trends, particularly those in India and China;

➢	political and social conditions in the markets in which we operate, in particular India and China;

➢	changes in governmental regulations, particularly those in India and China;

➢	limited trading volume of our stock;

➢	actual or anticipated quarterly variations in our operating results;

➢	our involvement in litigation;

➢	announcements relating to our business or the business of our competitors;

➢	our liquidity; and

➢	our ability to raise additional funds.

In the past, companies that have experienced volatility in the market price of their stock have been the subject of securities class action litigation. We may be involved in securities class action litigation in the future. Such litigation often results in substantial costs and a diversion of management’s attention and resources.

The future sale of our Class A Common Stock could negatively affect our stock price after this offering.

After this offering, we will have 35,211,626 shares of common stock outstanding, including 17,785,183 shares of Class A Common Stock and 17,426,443 shares of Class B Common Stock. Shares of our Class B Common Stock are not listed. Sales of a substantial number of our shares of Class A Common Stock in the public market following this offering or the expectation of such sales could cause the market price of our Class A Common Stock to decline. All the shares sold in this offering will be freely tradable except that any shares purchased by our affiliates will remain subject to certain restrictions. Beginning 180 calendar days following completion of this offering, the holders of our Convertible Notes will be entitled

Risk factors

to registration rights with respect to the shares of Class A Common Stock issuable upon conversion of the notes. The noteholders may require us to register for resale all of the conversion shares upon demand until such time as we file a shelf registration statement for the resale, from time to time and at any time, of any unsold conversion shares. We are obligated to file a shelf registration statement one year after this offering. Any sales of our Class A Common Stock by the noteholders could be negatively perceived in the trading markets and negatively affect the price of our Class A Common Stock. XM may require us to file a shelf registration statement registering for resale its shares and warrant shares beginning at the later of the date we are first eligible to register securities for resale on Form S-3 or January 19, 2007. We also intend to file a registration statement after consummation of this offering to register all shares of Class A Common Stock that we may issue to our employees under our stock option plan and stock incentive plan. After this registration statement is effective, some of these shares will be eligible for resale in the public market without restriction. For more information, see “Shares eligible for future sale.”

Purchasers in this offering will experience immediate and substantial dilution and will experience further dilution from any future exercise of stock options.

If you purchase shares of our Class A Common Stock in this offering, you will pay more for your shares than the per share book value as of March 31, 2005. As a result, the value of your investment based on the net tangible book value per share of our common stock will be less than what it would have been had you and all of the existing stockholders and existing option holders paid the same amount per share of common stock as you will pay in this offering. The pro forma net tangible book value dilution to new investors in this offering will be $61.34 per share at an assumed initial public offering price of $19.00 per share. The exercise of outstanding options, warrants and notes convertible into common stock may result in further dilution to you. See “Dilution” for a more complete description of how the value of your investment in our common stock will be diluted upon completion of this offering.

The price at which our Class A Common Stock will initially be offered to the public will be the result of negotiations between us and the underwriters and may not be representative of the price that will prevail in the open market. See “Underwriting” for a discussion of the determination of the initial offering price.

We are subject to anti-takeover provisions which could affect the price of our common stock.

Certain provisions of Delaware law and of our certificate of incorporation and by-laws could have the effect of making it more difficult for a third-party to acquire, or of discouraging a third-party from attempting to acquire, control of us. For example, our certificate of incorporation and by-laws provide for a classified board of directors, limit the persons who may call special meetings of stockholders and allow us to issue preferred stock with rights senior to those of the common stock without any further vote or action by our stockholders. In addition, we will be subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law, which could have the effect of delaying, deterring or preventing another party from acquiring control of us. These provisions could deprive our stockholders of an opportunity to receive a premium for their common stock as part of a sale of our company or may otherwise discourage a potential acquirer from attempting to obtain control of our company, which in turn could have a material, adverse effect on the market price of our common stock.

Our management has broad discretion over the use of the net proceeds from this offering, and you may not agree with how they use the proceeds.

Our management has significant flexibility in the use of the proceeds we receive in this offering. Because the proceeds are not required to be allocated to any specific purpose, investment or transaction, you cannot determine the value or propriety of our management’s application of the proceeds on our behalf. See “Use of proceeds” for a more detailed description of how management intends to apply the proceeds of this offering.

Special note regarding forward-looking statements

This prospectus contains forward-looking statements. These statements relate to our growth strategy and our future financial performance, including our operations, economic performance, financial condition and prospects, and other future events. We generally identify forward-looking statements by using such words as “anticipate,” “believe,” “can,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “seek,” “should,” “will,” or variations of such words or other similar expressions and the negatives of such words. These forward-looking statements are only predictions and are based on our current expectations.

In addition, a number of known and unknown risks, uncertainties and other factors could affect the accuracy of these statements, including the risks outlined under “Risk factors” and elsewhere in this prospectus. Some of the more significant known risks that we face are uncertainty regarding market acceptance of our products and services and our ability to generate revenue or profit. Other important factors to consider in evaluating our forward-looking statements include:

➢	our possible inability to execute our strategy due to changes in our industry or the economy generally;

➢	our possible inability to execute our strategy due to changes in political, economic and social conditions in the markets in which we operate;

➢	uncertainties associated with currency exchange fluctuations;

➢	changes in laws and regulations governing our business and operations or permissible activities;

➢	changes in our business strategy; and

➢	the success of our competitors and the emergence of new competitors.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee our future results, levels of activity or performance. Any or all of our forward-looking statements in this prospectus may turn out to be inaccurate. We have based these forward-looking statements on our current expectations and projections about future events and financial, political and social trends and assumptions we made based on information currently available to us. These statements may be affected by inaccurate assumptions we might have made or by known or unknown risks and uncertainties, including the risks and uncertainties described in “Risk factors.” In light of these assumptions, risks and uncertainties, the forward-looking events and circumstances discussed in this prospectus may not occur as contemplated, and actual results could differ materially from those anticipated or implied by the forward-looking statements.

Forward-looking statements contained herein speak only as of the date of this prospectus. Unless required by law, we undertake no obligation to update publicly or revise any forward-looking statements to reflect new information or future events or otherwise. You should, however, review the factors and risks we describe in the reports we will file from time to time with the Securities and Exchange Commission (SEC) after the date of this prospectus. See “Where you can find more information.”

Industry data

Unless otherwise indicated, all population data in this prospectus have been derived from the 2004 World Population Data Sheets published by the Population Reference Bureau. Unless otherwise indicated, all data in this prospectus relating to the sales of automobiles and the number of automobiles in use in India, China, Western Europe and the WorldSpace broadcast coverage area have been drawn from J.D. Power and Associates. The number of automobiles in use is based on estimated figures for 2004. Unless otherwise indicated, purchasing power parity income statistics for segments of, respectively, the Indian and Chinese economies have been taken from the World Bank’s World Development Indicators 2001. The sources for other statements concerning the definition, size and development of potential markets for our products and services are set forth in the text of this prospectus. Where the cited source for any statement is a specified website, such website should not be deemed to be a part of, or to be incorporated into, this prospectus.

The market data included herein, whether based on external sources or based on our internal research, constitute our best current estimates of the markets described. However, the assumptions underlying such data may not prove to be correct and unanticipated events may occur which could materially affect our actual markets. Moreover, the risks associated with market analysis are heightened in this case because the analysis deals with products and services that are not directly comparable to any products or services with which you may be familiar. Consequently, the actual markets for our products and services should be expected to vary from the estimated markets used by us in designing our products and services as described in this prospectus and such variations may be material.

CURRENCY INFORMATION

Unless otherwise indicated, references herein to “U.S. dollars,” “dollars” or “$” are to United States Dollars, the legal currency of the United States; references to “Rupees” or “Rs.” are to Rupees, the legal currency of the Republic of India; references to “Renminbi,” “Renminbi Yuan” or “Yuan” are to Renminbi, the legal currency of the People’s Republic of China.

This prospectus contains conversions of certain amounts in Dollars, Rupees and Renminbi solely for the convenience of the reader.

On May 31, 2005, the U.S. dollar traded for approximately 43.6 Indian Rupees and approximately 8.3 Chinese Renminbi Yuan at the noon day buying rate. Unless otherwise indicated, U.S. dollar amounts in this prospectus have been translated from Rupees at the May 31, 2005 noon day buying rate. Any discrepancies between the U.S. dollar translations presented within this prospectus and the arithmetical translations are due to rounding. Exchange rates are subject to significant volatility and also undergo long-term shifts based on economic policies in the United States and abroad as well as market expectations.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Except as otherwise stated, any discrepancies between the numbers presented within this prospectus and those found within the Company’s consolidated financial statements are due to rounding.

Use of proceeds

The net proceeds to us from the sale of the 8,455,100 shares of our Class A Common Stock we are offering will be approximately $147.0 million, after deducting the underwriting discounts and commissions and estimated expenses payable by us and assuming we sell the shares for $19.00 per share (the midpoint of the estimated price range set forth on the cover page of this prospectus). If the underwriters exercise their over-allotment option in full, we estimate that the net proceeds to us (including those shares) will be approximately $170.4 million. We will not receive any proceeds from the sale of shares of Class A Common Stock by the selling stockholder in this offering.

We intend to use the net proceeds of this offering of approximately $147.0 million, together with the net proceeds from the issuance of senior convertible notes in December 2004 (approximately $142 million after payment of all transaction expenses) and the net proceeds from the issuance of Class A Common Stock to XM (approximately $22.4 million after payment of all transaction expenses) as follows: approximately $100 million for service launch in key cities in India and marketing expenses related to subscriber acquisitions in India, approximately $40 million for capital expenditures, including an estimated $20 million for the build-out of our terrestrial repeater network in India; another approximately $40 million on business development activities in China, Western Europe and other selected markets within our broadcast coverage area; and the remainder for general, administrative, corporate and working capital expenses, including approximately $10 million for research and development, approximately $20 million for satellite insurance and $12 million for the cash portion of our settlement of a long-standing payable with Alcatel Space Industries. Pending specific application of the net proceeds, we intend to invest the net proceeds received from this offering in short-term, investment grade interest-bearing instruments. Although the preceding spending expectations are derived from our current business plan, such plan may change over the period of these anticipated expenditures and, in that event, the allocation of the funds could also change.

Dividend policy

We have never declared or paid cash dividends on our capital stock. We currently intend to retain our future earnings, if any, to finance the further development and expansion of our business and do not currently anticipate declaring or paying cash dividends on our capital stock in the foreseeable future. Any future determination to declare and pay dividends, should we legally be entitled to do so based on our surplus or earnings, will be at the discretion of our board of directors and will depend on our financial condition, results of operations, cash flow, capital requirements, restrictions contained in financing instruments to which we are a party and such other factors as our board of directors deems relevant. Our royalty agreement with Stonehouse places limitations on our ability to make distributions, including dividend payments, to the holder of shares of our Class B Common Stock; there are no contractual restrictions on dividends or other distributions to holders of shares of our Class A Common Stock, including the shares of Class A Common Stock being offered by this prospectus. See “Description of capital stock.”

Capitalization

The following table sets forth our cash and cash equivalents and capitalization as of March 31, 2005:

➢	on an actual basis;

➢	on an adjusted basis to reflect (a) the conversion on June 23, 2005 of 2,987,506 shares of Class B Common Stock on a one-for-one basis into shares of Class A Common Stock (see “Certain relationships and related party transactions—Royalty Agreement”); (b) the sale by us to XM on July 18, 2005 of 1,562,500 shares of Class A Common Stock for estimated net proceeds of $22.4 million (see “Certain relationships and related party transactions—XM Investment”); and (c) the amendment of our certificate of incorporation increasing the number of authorized shares of Class A Common Stock to 200,000,000; and

➢	on a further adjusted basis to give effect to

(i) the sale by us in this offering of 8,455,100 shares of our Class A Common Stock at an assumed initial public offering price of $19.00 per share (the midpoint of the price range set forth on the cover page of this prospectus), after deducting the underwriting discounts and commissions and estimated offering expenses payable by us;

(ii) the issuance to Alcatel, at the completion of this offering, of 368,421 shares, assuming an initial public offering price of $19.00 per share (the midpoint of the range set forth on the cover of this prospectus); the actual number of shares to be issued to Alcatel will be equal to $7,000,000, divided by the actual initial public offering price of our shares (see Note G to our consolidated financial statements included elsewhere in this prospectus);

(iii) 1,216,875 shares of Class A Common Stock granted in the form of restricted stock awards to executive officers of the Company, effective as of the completion of this offering, which awards will vest on the expiration of the lock-up period of 180 days after the date of this prospectus (see “Management—Executive Compensation—Employment Agreements and Change in Control Arrangements” elsewhere in this prospectus);

(iv) 381,624 shares of Class A Common Stock, granted in the form of restricted stock awards to other employees, effective as of the completion of this offering, assuming an initial public offering price for shares of our Class A Common Stock of $19.00 per share; the actual aggregate number of shares to be covered by such awards will be equal to $7,250,851, divided by the actual initial public offering price of our shares; such awards will vest one-third on the first anniversary, one-third on the second anniversary and one-third on the third anniversary of this offering; and

(v) 15,789 shares of Class A Common Stock granted in the form of restricted shares awards to two of our directors, effective as of the completion of this offering; the actual aggregate number of shares to be issued to such directors, each of whom joined our board in 2005, will be equal to $300,000, divided by the actual initial public offering price of our shares.

Capitalization

You should read this table together with “Management’s discussion and analysis of financial condition and results of operations,” “Description of capital stock,” and our consolidated financial statements and related notes for the years ended December 31, 2002, 2003 and 2004 and the three months ended March 31, 2004 and 2005 which are included elsewhere in this prospectus.

	As of March 31, 2005
	Actual	As adjusted	As further adjusted for offering, Alcatel shares and restricted stock awards
	(in thousands)
Cash and cash equivalents	$111,805	$134,205	$281,222

Convertible notes issued December 30, 2004	$155,000	$155,000	$155,000

Stockholders’ deficit
Preferred Stock, par value $.01 per share: 25,000,000 shares authorized, actual, as adjusted and as further adjusted; no shares issued and outstanding, actual, as adjusted and as further adjusted	—	—	—
Class A Common Stock, par value $.01 per share: 100,000,000 shares authorized, actual, 200,000,000 shares authorized, as adjusted and as further adjusted; 2,797,368 shares issued and outstanding, actual, 7,347,374 shares issued and outstanding, as adjusted, 17,785,183 shares issued and outstanding, as further adjusted	28	73	178
Class B Common Stock, par value $.01 per share: 75,000,000 shares authorized, actual, as adjusted and as further adjusted; 20,413,949 shares issued and outstanding, actual, 17,426,443 shares issued and outstanding, as adjusted and as further adjusted	204	174	174
Additional paid-in capital	425,247	447,631	632,215
Deferred compensation	(374)	(374)	(374)
Accumulated other comprehensive loss	(458)	(458)	(458)
Deficit accumulated	(2,122,694)	(2,122,694)	(2,122,694)

Total stockholders’ deficit	(1,698,047)	(1,675,647)	(1,490,959)

Total capitalization	$(1,543,047)	$(1,520,647)	$(1,335,959)

Dilution

If you invest in our Class A Common Stock, your interest will be diluted immediately to the extent of the difference between the public offering price per share of our Class A Common Stock and the net tangible book value per share of our common stock after this offering.

Our net tangible book value as of March 31, 2005 was approximately $(1,698) million, or $(73.16) per share of common stock. We determined the net tangible book value per share by dividing our net tangible book value, which is the total book value of our tangible assets less our total liabilities, by the number of shares of common stock outstanding as of March 31, 2005. Our pro forma net tangible book value as of March 31, 2005 was approximately $(1,676) million, or $(67.64) per share of common stock, based on the pro forma number of shares of common stock outstanding as of March 30, 2005 calculated after giving effect to the issuance of 1,562,500 shares of Class A Common Stock to XM on July 18, 2005. After giving effect to (i) the sale of the 8,455,100 shares of Class A Common Stock in this offering at the assumed initial public offering price of $19.00 per share (the midpoint of the price range set forth on the cover page of this prospectus), the issuance of (ii) 368,421 shares of our Class A Common Stock to Alcatel at the closing of this offering (see Note G to our consolidated financial statements included elsewhere in this prospectus), (iii) 1,216,875 shares of Class A Common Stock granted to our executives in the form of restricted stock awards, (iv) 381,624 shares of Class A Common Stock granted to other employees in the form of restricted stock awards and (v) 15,789 shares of Class A Common Stock granted to two of our directors in the form of restricted stock awards, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma adjusted net tangible book value as of March 31, 2005 would have been approximately $(1,491) million, or $(42.34) per share. This represents an immediate increase in pro forma net tangible book value of $25.30 per share to existing stockholders and an immediate dilution of $61.34 per share to new investors purchasing shares in this offering. The following table illustrates this per share dilution:

Assumed initial public offering price per share		$19.00
Net tangible book value per share as of March 31, 2005	$(73.16)
Increase attributable to issuance of shares to XM	5.52

Pro forma net tangible book value of as March 31, 2005	(67.64)
Increase in net tangible book value per share attributable to this offering	25.30
Pro forma net tangible book value per share after giving effect to this offering		(42.34)

Pro forma dilution per share of Class A Common Stock issued to new investors		$61.34

The analysis presented above does not give effect to the issuance and sale of an additional 1,323,525 shares of our Class A Common Stock if the underwriters exercise in full their option to purchase additional shares from us. If the underwriters exercise such option in full, pro forma net tangible book value per share would be ($40.17), the increase in pro forma net tangible book value per share to existing shareholders would be $27.47, and the dilution in pro forma net tangible book value per share to new investors would be $59.17.

We will not receive any proceeds from the sale of the 368,400 shares to be sold by the selling stockholder.

The following table summarizes, on a pro forma as adjusted basis as of March 31, 2005, after giving effect to this offering, the total number of shares of our common stock purchased from us and the total consideration and the average price per share paid by existing stockholders and by new investors:

	Total shares		Total consideration		Average price per share
	Number	%	Amount	%
Existing shareholders	24,773,817	70%	$447,879	69%	$18.08
New investors	10,437,809	30	198,318	31	19.00

Total	35,211,626	100%	$646,197	100%

If the underwriters exercise in full their option to purchase additional shares of our Class A Common Stock, the percentage of shares held by existing shareholders will decrease to 68% and the percentage of shares held by new investors will increase to 32% of the total shares of common stock outstanding.

Dilution

The discussion and tables above exclude the following:

➢	17,699,292 shares of Class A Common Stock issuable upon the exercise of options outstanding as of July 18, 2005, at a weighted average exercise price of $6.26 per share;

➢	456,250 shares of Class A Common Stock issuable upon exercise of warrants outstanding as of July 18, 2005, at a weighted average exercise price of $3.17 per share;

➢	4,010,712 additional shares of Class A Common Stock reserved for issuance under the 2005 Incentive Award Plan;

➢	11,464,497 shares of our Class A Common Stock issuable upon conversion of our senior convertible notes, based on a conversion price of $13.52 per share;

➢	an aggregate of 201,184 restricted share units, which were granted, effective as of the completion of the offering, to one of our directors, Senator Charles Mathias, and, a former director, Mr. Larry Schafran. These restricted stock units will vest 12 months from the effective date of this offering, subject to the continued service of Senator Mathias and Mr. Schafran throughout the 12-month vesting period as a director or, alternatively, as a consultant to us providing the same level of services to us as would be required of a director. The restricted stock units will be settled by the delivery of shares of Class A Common Stock at such time or times, within ten years of the effective date of the grant, as Senator Mathias or Mr. Schafran shall elect. Senator Mathias and Mr. Schafran will be entitled to dividend equivalents from the date of the award but will not have any rights of a shareholder, including voting rights, until the restricted stock units are settled by delivery of shares, and shares in respect of such restricted stock units will not be issued and outstanding until the units are settled by delivery of shares; and

➢	1,973,684 shares of our Class A Common Stock issuable upon exercise of the warrant issued to XM, assuming an initial public offering price of $19.00 per share; the actual aggregate number of shares to be covered by the warrant will be equal to $37.5 million divided by the initial public offering price per share. Half of the warrant shares will vest upon our obtaining an operational chipset developed with substantial support from XM under our cooperation agreement. Half of the warrant shares will vest upon our designing for deployment a terrestrial repeater network utilizing and relying to a substantial extent on XM software, XM know-how in utilizing the software of others or XM support personnel under the cooperation agreement.

If all such options and warrants are exercised immediately after the initial public offering, the dilution in net tangible book value per share to new investors would be $43.24.

Selected consolidated financial data

The following table presents selected consolidated financial data as of, and for the years ended, December 31, 2000, 2001, 2002, 2003 and 2004, which data have been derived from our audited consolidated financial statements, and as of, and for the three months ended, March 31, 2004 and 2005, which data have been derived from our unaudited consolidated financial statements. You should read this information in conjunction with the information set forth in “Management’s discussion and analysis of financial condition and results of operations,” and our consolidated financial statements and related notes for the years ended December 31, 2000, 2001, 2002, 2003 and 2004 and for the three months ended March 31, 2004 and 2005, which are included elsewhere in this prospectus. These historical financial data are not necessarily indicative of our future results or performance.

Consolidated statements of operations data:	Years Ended December 31,					Three months ended March 31,
	2000	2001	2002	2003	2004	2004	2005

	(in thousands, except per share amount)
						(unaudited)
Revenue
Subscriber revenue	$ 115	$ 17	$118	$226	$1,038	$138	$797
Equipment revenue	3,384	7,301	4,230	5,558	2,091	731	418
Other revenue	183	2,796	5,241	7,290	5,452	1,996	1,340

Total Revenue	3,683	10,114	9,589	13,074	8,581	2,865	2,555

Operation Expenses
Cost of Services (excludes depreciation shown separately below)
Satellite and transmission, programming and other	2,913	3,895	14,771	18,628	12,292	3,233	3,478
Cost of equipment	26,748	8,903	6,683	4,313	2,385	53	369
Research and development	2,331	1,030	902	64	—	—	—
Selling, general and administrative	62,823	58,036	35,855	33,425	32,765	5,679	10,617
Stock-based compensation	32,398	5,177	3,981	3,528	90,323	861	711
Depreciation and amortization	50,958	63,029	61,354	60,909	61,183	15,599	14,703

Total Operating Expenses	178,171	140,070	123,546	120,867	198,948	25,425	29,878

Loss from Operations	(174,488)	(129,956)	(113,957)	(107,793)	(190,367)	(22,560)	(27,323)

Other Income (Expense)
Gain on extinguishment of debt	—	—	—	—	—	—	14,130
Interest income	3,853	649	337	542	431	106	688
Interest expense	(134,144)	(142,312)	(114,349)	(108,371)	(119,302)	(27,114)	(2,855)
Other	(37,738)	(15,935)	(2,890)	(2,089)	(877)	(65)	(26)

Total Other Income (Expense)	(168,029)	(157,598)	(116,902)	(109,918)	(119,748)	(27,073)	11,937
Loss Before Income Taxes and Cumulative Effect of Accounting Change	(342,518)	287,554	(230,859)	(217,711)	(310,115)	(49,633)	(15,386)
Income Tax Provision	28,458	—	—	—	(267,272)	—	6,138

Loss before Cumulative Effect of Accounting Change	(314,060)	(287,554)	(230,859)	(217,711)	(577,387)	(49,633)	(9,248)
Cumulative Effect of Accounting Change Impairment of goodwill	—	—	(44,255)	—	—	—	—

Net Loss	$(314,060)	$(287,554)	$(275,114)	$(217,711)	$(577,387)	$(49,633)	$(9,248)

Loss per share—basic and diluted
Loss per share before accounting change	$(56.38)	$(49.71)	$(39.91)	$(37.64)	$(99.00)	$(8.58)	$(0.40)
Cumulative effect per share of a change in accounting principle	—	—	(7.65)	—	—	—	—

Net Loss per Share	$(56.38)	$(49.71)	$(47.56)	$(37.64)	$(99.00)	$(8.58)	$(0.40)

Weighted Average Number of Shares Outstanding	5,572	5,785	5,785	5,785	5,833	5,785	23,211

Selected consolidated financial data

Consolidated balance sheet data:	As of December 31,					As of March 31,
	2000	2001	2002	2003	2004	2005

	(in thousands)
						(unaudited)
Current assets
Cash and cash equivalents	$28,702	$1,368	$2,788	$1,740	$154,362	$111,805
Other current assets	40,570	21,471	15,736	9,615	6,322	8,979

Total current assets	69,272	22,839	18,524	11,355	160,684	120,784
Restricted cash and investments	4,783	4,195	3,996	3,819	1,775	3,768
Property and equipment, net	25,608	21,191	15,664	11,696	11,431	11,128
Satellites and related systems, net	682,026	634,238	576,721	520,539	459,426	440,324
Deferred finance costs, net	34,756	30,721	26,688	22,654	14,724	14,399
Investments in affiliates and other assets	69,665	57,607	6,364	1,982	1,047	1,693

Total assets	$886,110	$770,791	$647,957	$572,045	$649,087	$592,096

Long-term debt, current portion	—	—	10,000	1,411,723	—	—
Other current liabilities	68,698	69,673	76,892	526,923	114,338	74,021
Long-term debt, net of current portion	1,387,026	1,413,956	1,430,891	56,098	155,000	155,000
Contingent royalty obligation	—	—	—	—	1,814,175	1,814,175
Other long-term liabilities	124,830	263,664	377,606	37,811	254,980	246,947

Total liabilities	1,580,554	1,747,293	1,895,389	2,032,555	2,338,493	2,290,143
Shareholder’s deficit	(694,444)	(976,502)	(1,247,432)	(1,460,510)	(1,689,406)	(1,698,047)

Total liabilities and shareholder’s deficit	$886,110	$770,791	$647,957	$572,045	$649,087	$592,096

Management’s discussion and analysis of financial condition and results of operations

The following discussion should be read in conjunction with the consolidated financial statements and accompanying notes which appear elsewhere in this prospectus. It contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those discussed below and elsewhere in this prospectus, particularly under the heading “Risk factors.”

OVERVIEW

We are a global provider of satellite-based digital audio radio services (DARS). Since our inception, we have pursued various activities designed to secure frequency allocations to provide our service, develop the technology and build a network of satellites to cover our target markets and launch a commercial service. We have established our business in an environment where most of the critical elements for conducting such a business, including a regulatory framework, technology and satellites, did not exist prior to our initiatives. We are currently the only company positioned to offer DARS in our broadcast coverage area (other than in South Korea and Japan), which includes India, China and Western Europe. Our immediate target markets of India and China are areas where traditional broadcast media and internet services are limited.

Development of the WorldSpace system

Our principal activities from 1990 to date have included:

➢	obtaining regulatory approval, licensing and the use of 25 MHz of L Band frequencies for our satellites to operate and provide DARS over Africa, Asia and Europe;

➢	designing and developing the technology for the WorldSpace satellite network system;

➢	constructing three satellites, successfully launching two satellites (AfriStar in 1998 and AsiaStar in 2000) and securing critical components for a fourth satellite;

➢	establishing a global ground network system to operate the satellites and state-of-the-art programming studios for content in Washington, D.C.;

➢	developing 24 WorldSpace branded channels and 38 channels for which content is provided by international, national and regional third parties;

➢	developing and arranging for the manufacturing of our receivers;

➢	testing of our commercial subscription service;

➢	developing a focused business plan for rolling out commercial subscription services in India and China, our immediate target markets, and continuing our business development activities in Western Europe, our next target market;

➢	continuing the development of selected additional markets in Africa and the Middle East; and

➢	securing financing for capital expenditures and working capital.

Until 2004, we were a development stage company with no significant revenue-generating operations. During 2004, we began generating sales in India related to our DARS business and exited the development stage, as defined by Statement of Financial Accounting Standards (SFAS) No. 7, Accounting and Reporting by Development Stage Enterprises. Since January 2005, subsequent to a New Investment

Management’s discussion and analysis of financial condition and results of operations

Transaction (as described below under “—Stonehouse restructuring and pre-offering recapitalization”) we have initiated the commercial roll-out of our services in India.

Our business environment

We offer on an international basis a variety of quality international, national and regional radio programming not available from AM and FM broadcasters. This programming is accessible through low-cost portable and mobile radio receivers. We were the first company to establish an operational DARS system and today are the only company licensed to provide DARS outside of North America, Japan and South Korea.

The U.S. business model has been characterized by strong subscriber growth and declining subscriber acquisition costs as the U.S. DARS subscriber base grows. In the U.S., the DARS industry is an FCC-licensed duopoly between XM and Sirius Satellite Radio, Inc. (Sirius). The consumer response to the launch of XM’s and Sirius’ programming in November 2001 and July 2002, respectively, has been positive, with XM reporting approximately 4.4 million subscribers as of June 2005 and Sirius reporting approximately 1.5 million subscribers as of March 31, 2005. We believe the competitive advantages of DARS in the United States as compared with traditional AM and FM radio include significantly greater programming quality and choice, commercial free music, coast-to-coast coverage, improved audio quality and greater availability of innovative products. In the United States, satellite radio subscribers have been primarily acquired through agreements with car manufacturers and partnerships and alliances with retail distributors.

Our international DARS broadcast coverage area encompasses the most densely populated parts of Asia, including India and China, all of Africa and the Middle East and most of Western Europe—an area that includes approximately 5 billion people and 300 million automobiles. To compete effectively against existing media and entertainment which are prevalent in our markets, including AM and FM radio, we must provide high quality programming, including a wide variety of music, news and entertainment channels. It is also important to deliver content to satisfy demand in specific markets that is otherwise unavailable in such markets. DARS subscription service can provide several advantages over existing radio programming in our target markets, including greater diversity of content, multi-lingual programming, broader geographic coverage and the inclusion of only limited advertising. Our business is characterized by both regulatory and economic barriers to entry. These barriers include the expertise needed to acquire and maintain the necessary licenses and approvals required by a complex and evolving international and national regulatory framework and the high capital costs required to build and launch satellites and construct the infrastructure necessary for the provision of DARS.

Our business trends

We believe that the most important factor for our success will be the successful acquisition and retention of paying subscribers. As of June 30, 2005, we had more than 63,000 paying subscribers, including more than 27,000 in India. We have recently refined our business plan and intensified our subscriber acquisition marketing efforts, focusing first on acquiring subscribers in India and continuing preparation for the roll-out of our service in China, where we have taken steps toward obtaining required regulatory approvals and content partnerships. We are also planning for the subsequent roll-out of our service in Western Europe, which we believe offers a significant opportunity for a mobile DARS targeted at Western Europe’s approximately 200 million automobiles. Our regulatory franchise positions us to be the likely provider of DARS in Western Europe; however, we will need to obtain additional local regulatory approvals as well as develop a terrestrial repeater network prior to offering mobile DARS in Western Europe. In order for our business model to succeed, we believe that we must ultimately have a world-wide base of subscribers numbering in the millions. Our business model contemplates that we will be able to attain such a level of subscribers over the next five years, although we can not assure that our business model will be achieved. If for any reason we cannot achieve a rapid and significant level of

Management’s discussion and analysis of financial condition and results of operations consumer acceptance for our service, we may not achieve the market penetration rates necessary for us to execute our business plan successfully. See “Risk Factors—There may not be sufficient demand for our service to allow us to become profitable.”

We have also provided services to the U.S. government and other governmental entities around the world. We intend to continue to offer our services to business and government entities, including government agencies in India and the United States, who we believe would be interested in using our technology and broadcast footprint to provide inexpensive and a wide range of audio and data transmission services. Since 2002, we have had initial success with U.S. government agencies, receiving and performing more than $8.0 million in contracts. We also intend to target select markets as relevant business and marketing opportunities arise. For example, we currently target U.S. and U.K. expatriates living in our service areas, who we believe will be receptive to our services as a “voice from home.” In the future, we anticipate targeting our service to other niche markets, including Indian and Chinese expatriates living in our broadcast coverage area.

As noted above, our satellite and ground network system covering the chosen markets of India and China is substantially completed. However, we expect to incur significant operating losses for the next several years as we first roll out our commercial subscription services in India, then in China and eventually in Western Europe. We expect to fund marketing and distribution costs from the proceeds of this offering as we increase the number of subscribers to our service to a level sufficient to generate a stream of cash flows to cover these and other operating costs. We also intend to enhance our infrastructure in India with the addition of terrestrial repeater (i.e., “gap filler”) networks and a next generation of receivers designed to receive broadcasts from our networks of repeaters as well as from our satellites, which will allow us to expand our service offering to include mobile DARS. As described under “—Liquidity and capital resources—Historical sources of cash,” while the net proceeds of $142.3 million from our December 2004 sale of senior convertible notes in the aggregate principal amount of $155.0 million (Convertible Notes) together with the net proceeds from this offering are expected to cover our financing requirements to execute our current business plan with respect to India and China, our ultimate profitability and the timing and extent of any need for additional capital resources are materially dependent on the ability to generate our revenue through substantial increases in subscribers, among other factors.

2004 Reorganization

In December 2004, the former WorldSpace group of companies was reorganized and recapitalized. On December 30, 2004, the group’s principal operating company, WorldSpace International Network Inc., a British Virgin Islands company (WIN), was merged with and into its parent and the group’s former holding company, WorldSpace, Inc., a Maryland corporation (WorldSpace Maryland). Immediately thereafter, for purposes of reincorporating WorldSpace Maryland in Delaware, WorldSpace Maryland was merged into a newly-formed Delaware company, also named WorldSpace, Inc. (WorldSpace or the Company).

Stonehouse restructuring and pre-offering recapitalization

On September 30, 2003, WorldSpace Maryland entered into a Loan Restructuring Agreement with Stonehouse, WIN, and WorldSpace Satellite Company Ltd. to extinguish approximately $2.0 billion in the aggregate of outstanding debt and accrued interest owed to Stonehouse by WIN, and guaranteed by WorldSpace Satellite Co. and WorldSpace Maryland, in exchange for certain royalty payments to be made to Stonehouse pursuant to a related Royalty Agreement. On December 31, 2004, the Loan Restructuring Agreement closed and the Royalty Agreement contemplated thereby became effective. Under the Royalty Agreement, we are required to pay Stonehouse 10% of our earnings before interest, taxes, depreciation and amortization (EBITDA), if any, for each year from January 1, 2005 through December 31, 2015. On December 31, 2004, we also issued the Convertible Notes to a group of private

Management’s discussion and analysis of financial condition and results of operations investors (New Investment Transaction). See “Certain relationships and related party transactions” and “—Liquidity and capital resources—Historical sources of cash” for a more detailed description of the reorganization, the Loan Restructuring Agreement, the Royalty Agreement and the New Investment Transaction.

Capitalization

On July 18, 2005, we amended our Certificate of Incorporation, effecting a 1.6 to 1.0 reverse stock split in our outstanding Class A and Class B Common Stock. As a result of the reverse stock split, per share amounts have been adjusted throughout this prospectus to reflect such reverse stock split. In addition, on the same date, we amended our Certificate of Incorporation increasing authorized shares of our Class A Common Stock to 200 million on a post-split basis. Our board of directors may issue capital stock for proper corporate purposes that may be identified in the future, such as to raise cash through issuance of securities, to make acquisitions using securities as consideration, and to issue securities in connection with strategic relationships with other companies.

Financial reporting and internal controls

To remediate material weaknesses and significant deficiencies in our internal controls over financial reporting, we engaged PricewaterhouseCoopers as a third-party consultant in March 2005 to assist with the development of appropriate internal controls. We have also recruited and hired two key senior accounting and finance employees at the Senior Vice President level, one to serve as our Corporate Controller, the other to help enhance internal controls and other systems to comply with the requirements of the Sarbanes-Oxley Act of 2002. We are also actively hiring additional staff to augment our accounting and finance function. In addition to addressing the staffing of our accounting and finance function, we are also focused on enhancing our ability to provide adequate, accurate and timely financial information to meet out reporting obligations and comply with the requirements of the SEC, the NASDAQ National Market and the Sarbanes-Oxley Act of 2002. To this end, we are in the process of implementing an integrated accounting and financial system infrastructure, consisting of existing and new accounting, financial and customer service systems. We are also actively seeking to hire additional key technical personnel to support our information technology, front office and back office systems. We will be performing system and process evaluation, testing and any necessary remediation of our internal control and other systems on an ongoing basis. We believe that these steps, when fully implemented, will remediate the material weaknesses in our internal control over financial reporting.

Revenue

We derive revenue from subscription fees for our services, sales of equipment, our provision of services to governments, leasing of satellite capacity, and certain other items, including technology licensing, subject to the laws and regulations of the countries where we conduct our business. We do not expect our historical revenue mix to be indicative of our future revenue streams. Since we began to roll out our subscription-based service in India during 2004, subscription revenue has become an increasingly significant component of our revenue. We expect that subscription fees will be the main source of revenue for the Company in the future, followed by revenue from equipment sales and from the provision of government services. Although we expect revenue from equipment sales to increase as we fully roll out our subscription services, initially in India and subsequently in China, we expect that equipment sales as a percentage of total revenue will decline, since the percentage increase in revenue from equipment sales is anticipated to be much less than the percentage increase in revenue from subscription sales. We do not expect revenue from leasing capacity to constitute a significant portion of our future revenue as we are intending to focus primarily on subscriber acquisition and will utilize our capacity to broadcast content tailored to consumer demand in the different markets within our broadcast coverage area. We believe we have established adequate reserves to offset uncollectable revenue from capacity leases and from receiver sales.

Management’s discussion and analysis of financial condition and results of operations

OPERATING EXPENSE OVERVIEW

Cost of services

Our cost of services consists of engineering and broadcast operations expenses, content and programming expenses, customer care, billing and collections expenses, cost of equipment, and other cost of services. Currently, our primary expenses are from engineering and operations, content and programming and cost of equipment. We do not expect our historical cost of services mix to be indicative of our future cost of services mix. Because we intend to increase our subscription services in India and other target markets, we expect our cost of services to increase, especially in the initial phases of our expansion into these markets. We further expect that our engineering and operations costs will increase as we establish terrestrial repeater networks in India and pay for in-orbit insurance for our AsiaStar and AfriStar satellites, and that our content and programming expenses will rise as we both increase headcount to produce in-house programming content and acquire additional content, pay additional royalties and potentially provide additional compensation to content providers in connection with the acquisition or development of programming content. In addition, we expect our customer care, billing and collections costs to significantly increase in the future as we increase the number of our subscribers. We anticipate our cost of equipment will increase as the sale of our receivers increases in conjunction with the planned expansion of our services, and as we also provide a certain level of receiver subsidies to our distributors, and retail incentives to our retailers and distributors.

Other operating expenses

Our other operating expenses include research and development expenses, selling, general and administrative expenses, stock based compensation and depreciation and amortization. We do not expect our historical operating expense mix to be indicative of our future operating expense mix. We expect that our research and development expenses will increase as we invest in the development of next generation receivers for use in homes and automobiles as well as in our terrestrial repeater network. We currently expect that we will incur significant costs in 2005 and beyond related to financial reporting requirements and developing, implementing and maintaining internal controls, including those mandated by the Sarbanes-Oxley Act of 2002, and that the costs related to maintaining such controls will continue in subsequent years. We anticipate that our professional fee expenses, including costs of compliance with reporting and other requirements as a public company, which we classify as part of our selling, general and administrative expenses, will also continue to increase as our business expands and we continue the roll-out of our service. As we implement our business plan, we expect our sales and marketing expenses, which we classify as part of our selling, general and administrative expenses, to increase significantly in 2005 and in subsequent years. We anticipate that this increase will primarily be due to higher subscriber acquisition costs as we increase subscribers in India and other target markets, implement large marketing and advertising campaigns and increase the sales incentives we make available to our distribution partners.

Beginning January 1, 2006, the Company will be required to adopt FAS 123R, Accounting for Stock Based Compensation. This rule will require the Company to record stock-based employee compensation plans at their fair value. Presently, the Company uses the intrinsic value method as prescribed by APB Opinion No. 25 Accounting For Stock Issued to Employees. Since FAS 123R’s application depends on the number of new employee options granted in the future, it is not clear how this new requirement will affect future compensation expense. To the extent old options are not yet fully vested, there may be an adverse impact; options already fully vested will not be impacted. As a result of a significant stock option adjustment made in 2004, which increased compensation expense, it is unlikely that adopting FAS 123R in 2006 will increase compensation expense beyond that level.

Our depreciation and amortization expenses have remained relatively constant over the past three years due in large part to the long-life of our depreciable assets. We do not expect our depreciation and

Management’s discussion and analysis of financial condition and results of operations amortization expense to increase as a result of the anomalies associated with the AfriStar satellite. We believe that by adopting certain mitigating strategies, we can mitigate operational issues associated with the anomalies, and, therefore, no impairment associated with this defect is anticipated. However, we expect to deploy terrestrial repeater networks to support the full roll-out of commercial operations in 2006 and to launch a third satellite in subsequent years, which will increase our depreciation expense.

Other income (expense)

Our interest income is currently not material since we have not typically had significant cash balances. Interest income will increase in 2005 and beyond as a result of the cash raised in the New Investment Transaction and in this offering.

Our interest expense increased from 2002 through December 2004 due to our now extinguished long-term debt owed to Stonehouse, related-party long-term notes and related-party working capital notes and advances. As a result of the transactions in December 2004 described under “Stonehouse restructuring and pre-offering recapitalization” above, we currently have no long-term debt other than the Convertible Notes and, therefore, we expect interest expense in 2005 to decline, as compared with 2004. In the future, we may need to raise debt capital as we continue to expand our business, which would increase our total interest expense.

Insurance

We currently maintain in-orbit insurance coverage for our AsiaStar satellite, which would reimburse us for a portion of the insured satellite value in the event of a partial loss or for the full insured value in the event of a total loss. Our current one-year policy expires on March 21, 2006. In addition, we acquired a one-year in-orbit insurance coverage on our AfriStar satellite on April 28, 2005. Due to current satellite insurance market conditions, we anticipate that our in-orbit insurance policies will continue to be on a year-to-year basis.

Insurance premiums related to satellite launches and subsequent in-orbit testing are capitalized and amortized over the term of the insurance policy. Although we intend to maintain insurance on both of our satellites, any determination we make as to whether to purchase or maintain in-orbit insurance coverage will depend on a number of factors, including the availability of insurance in the market and the cost of available insurance.

The Company has risk of loss for its satellites on the ground (F3 and F4). The Company maintains ground insurance on these satellites. For risks related to launch failure, satellite destruction or damage during launch, see “Risk Factors—Our unlaunched satellites may be damaged or destroyed during launch.”

CRITICAL ACCOUNTING POLICIES

We prepare our consolidated financial statements in accordance with accounting principles generally accepted in the United States. The preparation of these consolidated financial statements requires us to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the periods presented. We base our estimates and judgments on historical experience and on various other assumptions which we believe are reasonable under the circumstances. Due to the inherent uncertainty involved in making estimates, actual results could differ from those estimates. We believe the following critical accounting policies require the most significant management estimates and judgments used in the preparation of the consolidated financial statements.

Subscription revenue recognition

Revenue from subscribers consists of subscription fees and non-refundable activation fees. We recognize subscription fees as our service is provided to a subscriber. We record deferred revenue for prepaid

Management’s discussion and analysis of financial condition and results of operations subscription fees and amortize these prepayments to revenue ratably over the term of the respective subscription plan. Activation fees are recognized ratably over the term of the subscriber relationship, currently estimated to be 40 months. The estimated term of a subscriber relationship is based on management’s judgment and, if necessary, will be refined in the future as historical data becomes available. If the actual term of our subscriber relationships is significantly greater or less than our current estimate of 40 months, the period over which we recognize the non-refundable activation fee will be extended or shortened to reflect the actual term of our subscriber relationships. Promotions and discounts are treated as an offset to revenue during the period of promotion. Sales incentives, consisting of discounts to subscribers, offset earned revenue. Management estimates the amount of required allowances for the potential non-collectibility of accounts receivable based upon past collection experience and consideration of other relevant factors. However, past experience may not be indicative of future collections and therefore reserves for doubtful accounts may increase as a percentage of accounts receivable and sales.

Evaluation of satellites and other long-lived assets for impairment and satellite insurance coverage

We assess the recoverability of our long-lived assets pursuant to Statement of Financial Accounting Standards (SFAS) No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. The costs of specific satellites are grouped together with other associated assets when assessing recoverability. Periodically, and when a change in circumstances occurs, this group of assets is compared with the expected future undiscounted cash flows to be generated by us from the related satellite. Any excess of the net book value for this group of assets over the expected future undiscounted cash flows of the related satellite would result in an impairment charge that would be recorded in our statement of operations in the period the determination is made. The impairment charge would be measured as the excess of the carrying value of the asset or group of assets over the present value of estimated expected future cash flows related to the asset or asset group using a discount rate commensurate with the risks involved. Changes in estimates of future cash flows could result in a write-down of the asset in a future period. Estimated future cash flows could be impacted by, among other things:

➢	changes in estimates of the useful life of the satellite;

➢	changes in estimates of our ability to operate the satellite at expected levels;

➢	changes in the manner in which the satellite is to be used; and

➢	the loss of one or several significant customer contracts for capacity on the satellite.

If an impairment loss was indicated, such amount would be recognized in the period of occurrence, net of any insurance proceeds to be received so long as such amounts are determinable and receipt is probable.

Depreciable satellite lives

We calculate depreciation on a straight line basis over a ten-year period. As the communications industry is subject to rapid technological change and our satellites have been subject to certain anomalies, we may be required to revise the estimated useful lives of our satellites and communications equipment or to adjust their carrying amounts. Accordingly, the estimated useful lives of our satellites are periodically reviewed using current engineering data. If a significant change in the estimated useful lives of our satellites is identified, we would account for the effects of such changes on depreciation expense on a prospective basis. Reductions in the estimated useful lives of our satellites would result in additional depreciation expense in future periods and may necessitate acceleration of planned capital expenditures in order to replace or supplement the satellite earlier than planned. If the reduction in the estimated useful life of a satellite results in undiscounted future cash flows for the satellite, which are less than the carrying value of the satellite, an impairment charge would be recorded.

Management’s discussion and analysis of financial condition and results of operations

Stock-based compensation

We account for employee and director stock options using the intrinsic-value method in accordance with Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations and have adopted the disclosure-only provisions of Statement of Financial Accounting Standards (SFAS) No. 123, Accounting for Stock-Based Compensation. Stock options issued to non-employees are recorded at their fair value as determined in accordance with SFAS No. 123 and Emerging Issues Task Force (EITF) No. 96-18, Accounting for Equity Instruments That are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services, and amortized over the service period.

Stock compensation expense, which is a noncash charge, has resulted from the following:

➢	stock option grants made to employees at exercise prices below the deemed fair value of the underlying common stock on the date of grant (intrinsic value method);

➢	modification of stock options that created a new measurement date for purposes of recording compensation expense equal to the excess of the intrinsic value of the modified options over the intrinsic value of the options when originally issued; and

➢	stock option grants made to non-employees at the fair value of the option granted as determined using the Black-Scholes valuation model.

We have recorded deferred compensation representing the difference between the option exercise price and the fair value of our common stock on the grant date for financial reporting purposes. Deferred compensation is amortized to stock compensation expense on a straight line basis over the vesting period of the underlying option, generally five years. The amount of deferred compensation expense to be recorded in future periods may decrease if unvested options for which we have recorded deferred compensation are subsequently cancelled or expire. Of the $90.3 million of stock compensation recorded during 2004, $87.0 million was attributed to recording compensation related to modified options. In the future, it is unlikely that stock-based compensation expense will exceed 2004 levels.

Pro forma information regarding net loss and net loss per share is required in order to show our net loss as if we had accounted for employee stock options under the fair value method of SFAS No. 123, as amended by SFAS No. 148. This information is contained in Note B to our consolidated financial statements contained elsewhere within this prospectus. The fair values of options and shares issued pursuant to our option plan at each grant date were estimated using the Black-Scholes option-pricing model.

We currently are not required to record stock-based compensation charges if the employee stock option exercise price equals or exceeds the deemed fair value of our common stock at the date of grant. In December 2004, the FASB issued SFAS No. 123 (Revised 2004) Share Based Payment, which is a revision to SFAS No. 123 and supersedes APB 25 and SFAS No. 148. This statement requires that the estimated fair value resulting from all share-based payment transactions be recognized in the consolidated financial statements. If we had estimated the fair value of the options on the date of grant in our consolidated financial statements, and then amortized this estimated fair value over the vesting period of the options, our net loss would have increased in 2004, 2003 and 2002. See Note B to our consolidated financial statements contained elsewhere within this prospectus for the pro forma impact of stock compensation on net loss and net loss per share.

In June 2005, Noah Samara, our Chairman and Chief Executive Officer (pursuant to his Employment Agreement), Andenet Ras-Work, our Chief Operating Officer, and Sridhar Ganesan, our Executive Vice President—Chief Financial Officer (in each case pursuant to grants by our Compensation Committee) were granted restricted share awards under the 2005 Incentive Award Plan. These grants of 591,875,

Management’s discussion and analysis of financial condition and results of operations

312,500 and 312,500 shares, respectively, of Class A Common Stock will vest immediately after the conclusion of the lock-up period of 180 days following the date of this prospectus. We will record compensation expense over the vesting period for the initial grant at the offering price or approximately $23 million. Our Chairman and Chief Executive Officer, our Chief Operating Officer, our Executive Vice President—Chief Financial Officer, and our Executive Vice-President, General Counsel are also eligible for subsequent grants under the 2005 Incentive Award Plan (subject to shareholder approval), having a value of at least $2,500,000, $1,275,000, $825,000 and $600,000, respectively, on the date of the grant.

Most of our outstanding vested and unvested options dated to year 2000 and prior with only minimal options issued in 2001, 2002, 2003 and 2004. As of December 31, 2004, as a result of the recapitalization and issuance of the convertible notes, we remeasured these options to $8.45 pre-split basis ($13.52 post-split basis) per fully diluted share, which resulted in compensation expense of $87 million.

The remeasurement was founded upon a valuation, which resulted from an arms’ length negotiated convertible note issuance we closed on December 30, 2004 with five independent and unrelated institutional investors. These investors conducted considerable due diligence before we concluded the terms of the transaction. Moreover, the valuation was further supported by our financial model and a third party appraisal, which had been obtained in the last quarter of 2004.

Instead of the $8.45 per share price used to value the options, if we were to assume our initial public offering price as the basis for intrinsic value of these options, and if we further assume an initial public offering price per share of $11.88 pre-split basis ($19.00 post-split basis), the incremental compensation cost would be approximately $71 million.

There are several significant factors contributing to the difference between the fair value of the options as remeasured at December 31, 2004 and our estimated initial public offering price. In the absence of a public trading market for our common stock, we considered numerous objective and subjective factors:

➢	Our restructuring has been completed resulting in the elimination of $2.2 billion in debt, leaving only the $155 million resulting from the convertible note issuance. Our December 30, 2004 issuance of convertible notes also yielded us liquidity to roll-out our services in India and pursue the development of our opportunities in other markets. Our corporate structure has been streamlined, positioning us to do an initial public offering.

➢	Following the convertible note issuance, we launched service in several cities in India and are preparing a nation-wide service launch as well as advancing our service roll-out in other markets around the world.

➢	We have been able to advance critical operational requirements related to roll-out of our services, such as chipset and receiver development and manufacture and terrestrial repeater manufacture.

➢	We have been able to materially advance our discussions and negotiations with other potential partners as we now can do so from a position of strength and with significant liquidity.

➢	With the debt eliminated and cash at hand, we have attracted the management talent that we require to roll-out our services. We have made significant hires including highly talented managing directors for India and Europe as well as very experienced financial and other professionals giving more credibility to our execution strategy.

➢	We believe that the investment by the five independent unrelated and large institutional investors, demonstrates external validation of management, our vision and an investment opportunity.

Management’s discussion and analysis of financial condition and results of operations

➢	Another factor considered was the anticipated liquidity resulting from the public offering and listing on the NASDAQ exchange and the engagement of bankers to support the initial public offering process.

Valuation of deferred income taxes and income tax reserves

The Company is subject to taxation by federal, state and international jurisdictions. The Company’s annual provision for income taxes and the determination of the resulting deferred tax assets and liabilities involve a significant amount of management judgment and are based on the best information available at the time. The Company believes that it has recorded adequate liabilities and reviews those balances on a quarterly basis.

Judgment is also applied in determining whether deferred tax assets will be realized in full or in part. When it is more likely than not that all or some portion of specific deferred tax assets will not be realized, a valuation allowance is established for the amount of the deferred tax assets that are determined not to be realizable. Realization of our deferred tax assets may depend upon the Company’s ability to generate future taxable income, which is dependent upon the Company’s ability to successfully introduce and market its product, general economic conditions, competitive pressures, and other factors beyond management’s control.

Three months ended March 31, 2005 compared with three months ended March 31, 2004

Revenue

The table below presents our operating revenue for the three months ended March 31, 2005 and 2004, together with the relevant percentage of total revenue represented by each revenue category.

	Three months ended March 31,
	2004		2005
Revenue:		Percent of total		Percent of total
	(in thousands)
Subscription	$138	4.8	$797	31.2
Capacity lease	719	25.1	410	16.1
Government services	795	27.8	362	14.2
Equipment sales	330	11.5	418	16.3
Other	883	30.8	568	22.2

Total revenue:	$2,865	100.0	$2,555	100.0

Total revenue for the three months ended March 31, 2005 was $2.6 million, a 10.8% decrease compared with $2.9 million for the three months ended March 31, 2004. This decrease in total revenue was primarily due to a reduction in revenue from government service contracts and capacity leases, partially offset by increased revenue from subscribers to our DARS service and equipment sales. Our total revenue consists of subscription fees, leasing of satellite capacity, government services, equipment sales, and other items such as advertising and technology licensing. The mix of our revenue changed during 2004 as we emerged from development stage and launched subscription services in a limited manner.

Subscription revenue.    Subscription revenue for the three months ended March 31, 2005 was approximately $0.8 million, or 31.2% of total revenue, an increase of 477.5% compared with $0.1 million, or 4.8% of total revenue, generated in the three months ended March 31, 2004. This increase in subscription revenues was primarily due to the increase in our paying subscribers from approximately 6,000 for the three months ended March 31, 2004 to approximately 52,000 for the three months ended March 31, 2005.

Management’s discussion and analysis of financial condition and results of operations

Capacity lease revenue.    Satellite capacity leasing revenue for the three months ended March 31, 2005 was $0.4 million, or 16.1% of total revenue, a decrease of 43.0% compared with $0.7 million, or 25.1% of total revenue, for the three months ended March 31, 2004. This decrease was a result of a reduction in the number of broadcasters contracting to use our satellite capacity for their broadcasts as we shifted focus toward acquiring new subscribers and away from the capacity leasing business.

Government services revenue.    Government services revenue for the three months ended March 31, 2005 was $0.4 million, or 14.2% of total revenue, a decrease of 54.5% compared with $0.8 million, or 27.8% of total revenue, for the three months ended March 31, 2004. Government services revenues decreased principally as we fulfilled the Pakistan Education Initiative (PEI) contract. Government services revenue included equipment sales of approximately $0.0 million and $0.4 million for the three months ended March 31, 2005 and 2004, respectively.

Equipment sales revenue.    Equipment sales revenue was approximately $0.4 million for the three months ended March 31, 2005, or 16.3% of total revenue, an increase of 26.5% compared with $0.3 million, or 11.5% of total revenue, for the three months ended March 31, 2004. This increase was primarily due to the greater availability of low-cost receivers and increased unit sales in India. Excluding the receivers sold under the government services unit, as described above, we sold a total of approximately 5,400 receivers in the three months ended March 31, 2005, compared with approximately 1,600 receivers sold in the three months ended March 31, 2004. Equipment sales revenue as a percentage of total revenue increased due to the decline in total revenue.

Other revenue.    Other revenue, including licensing revenue, for the three months ended March 31, 2005 was $0.6 million, or 22.2% of total revenue, a decrease of 35.6% compared with $0.9 million, or 30.8% of total revenue, in the three months ended March 31, 2004. This decrease was related to factors which we do not consider operationally significant, including a decrease in advertising barter revenue.

Cost of services

The table below presents our costs of services for the three months ended March 31, 2005 and 2004, together with the relevant percentages of total cost of services represented by each cost category.

	Three months ended March 31,
	2004		2005
Cost of services:		Percent of total		Percent of total
	(in thousands)
Engineering & broadcast operations	$1,993	60.7	$2,186	56.8
Content & programming	979	29.8	955	24.8
Customer care, billing & collection	—	—	42	1.1
Cost of equipment	53	1.6	369	9.6
Other cost of services	261	7.9	295	7.7

Total cost of services:	$3,286	100.0	$3,847	100.0

Total cost of services for the three months ended March 31, 2005 was $3.8 million, a 17.1% increase compared with $3.3 million in the three months ended March 31, 2004. This increase was primarily due to increases in the cost of equipment.

Engineering and broadcast operations.    Engineering and broadcast expense, including the cost of operating our two satellites, ground control systems and telecommunications links as well as our in-orbit insurance, for the three months ended March 31, 2005 was $2.2 million, or 56.8% of our total cost of

Management’s discussion and analysis of financial condition and results of operations services, an increase of 9.7% compared with $2.0 million, or 60.7% of total cost of services, in the three months ended March 31, 2004. This increase was primarily due to lower regional operating center expenses in 2004.

Content and programming.    Content and programming expense, which includes content production, music royalties and other content acquisition costs, for the three months ended March 31, 2005 was $1.0 million, or 24.8% of our total cost of services, a decrease of 2.5% compared with $1.0 million, or 29.8% of our total cost of services, in the three months ended March 31, 2004.

Customer care, billing and collections.    Customer care, billing and collections expense for the three months ended March 31, 2005 was $0.04 million, or 1.1% of our total cost of services. We commenced our customer care, billing and collections in 2004 to support the limited launch of our subscription services in India. Prior to this limited launch in April 2004, our two subscription service packages were being tested, and as a result expenses related to customer care, billing and collections were minimal.

Cost of Equipment.    Cost of equipment for the three months ended March 31, 2005 was $0.4 million, or 9.6% of total cost of services, an increase of 596.2% compared with $0.1 million, or 1.6% of total cost of services, in the three months ended March 31, 2004. This increase was due to a $0.6 million loss on inventory valuation in 2004. Excluding this loss on inventory valuation, cost of equipment decreased slightly due to a slight decrease in the number of receivers sold (from approximately 6,700 in the three months ended March 31, 2004 to approximately 5,500 in the three months ended March 31 2005) as we fulfilled the PEI contract in 2004, as well as an increasing number of lower cost receivers being sold in India.

Other cost of services.    Other cost of services for the three months ended March 31, 2005 was $0.3 million, or 7.7% of total cost of services, an increase of 13.4% compared with $0.3 million, or 7.9% of total cost of services, in the three months ended March 31, 2004. This increase was due to an increase in subscription revenue share paid to partners, as partially offset by a reduction of shipping and VAT charges, as we completed delivery of the receivers for the PEI contract.

Operating expense

The table below presents our operating expense for the three months ended March 31, 2005 and 2004, together with the relevant percentage increase (decrease) year-over-year.

	Three months ended March 31,
	2004		2005
Operating expense:		Percent increase (decrease)		Percent increase (decrease)
	(in thousands)
Cost of Services	$3,286	(46.1)	$3,847	17.1
Research & development	—	(100.0)	—	—
Selling, general & administrative	5,679	(32.2)	10,617	86.9
Stock-based compensation	861	(2.4)	711	(17.4)
Depreciation and amortization	15,599	(2.3)	14,703	(5.7)

Total operating expense:	$25,425	(18.9)	$29,878	17.5

Total operating expense for the three months ended March 31, 2005 was $29.9 million, a 17.5% increase compared with $25.4 million for the three months ended March 31, 2004. This increase was primarily due to an increase in our selling, general and administrative expense. Our selling, general and administrative expense for the three months ended March 31, 2005 was $10.6 million, an increase of 86.9% compared with $5.7 million in the three months ended March 31, 2004. This increase was

Management’s discussion and analysis of financial condition and results of operations primarily due to a $1.8 million reduction in bonus compensation expense in the three months ended March 31, 2004, and a $1.3 million temporary increase in facilities expense as our subtenants terminated their lease in the three months ended March 31, 2005 in preparation for our lease termination in connection with our move to Silver Spring, Maryland. Our stock based compensation expense was $0.7 million in the three months ended March 31, 2005, a decrease of 17.4% compared with $0.9 million in the three months ended March 31, 2004. Depreciation and amortization expense between the three months ended March 31, 2005 and the three months ended March 31, 2004 was relatively flat: $14.7 million in 2005 and $15.6 million in 2004. Research and development expense had a minimal impact on our expense in the three months ended March 31, 2005 and the three months ended March 31, 2004.

Other income (expense)

Interest income.    Interest income for the three months ended March 31, 2005 was $0.7 million, an increase of 549.1% compared with $0.1 million in the three months ended March 31, 2004. This increase was due to interest earned on the $155 million raised in the New Investment Transaction described elsewhere.

Interest expense.    Interest expense for the three months ended March 31, 2005 was $2.9 million, a decrease of 89.5% compared with $27.1 million in the three months ended March 31, 2004. This decrease was primarily due to the extinguishments of debt pursuant to the Loan Restructuring Agreement described elsewhere in this prospectus, which reduced our long-term debt liability from $1.4 billion as of December 31, 2004 to $155 million as of March 31, 2005.

Other income (expense).    Other income for the three months ended March 31, 2005 was $14.1 million, an increase of 21,998% compared to $0.1 million in the three months ended March 31, 2004. This increase was primarily due to the gain related to the Alcatel settlement described in Note G to the Company’s consolidated financial statement included elsewhere in this prospectus.

Income tax

Due to a loss before income taxes of $15.4 million, we recorded an income tax provision of $6.1 million in the three months ended March 31, 2005.

Net loss

For the three months ended March 31, 2005 and 2004, as result of the factors referred to above, we incurred net losses of $9.2 million and $49.6 million, respectively, a decrease of 81.5%.

Fiscal year ended December 31, 2004 compared with fiscal year ended December 31, 2003

Revenue

The table below presents our operating revenue for the years ended December 31, 2004 and 2003, together with the relevant percentage of total revenue represented by each revenue category.

	Years ended December 31,
	2003		2004
Revenue:		Percent of total		Percent of total
	(in thousands)
Subscription	$226	1.7	$1,038	12.1
Capacity lease	3,449	26.4	2,002	23.3
Government services	5,636	43.1	1,945	22.7
Equipment sales	1,942	14.9	1,704	19.9
Other	1,821	13.9	1,892	22.0

Total revenue:	$13,074	100.0	$8,581	100.0

Management’s discussion and analysis of financial condition and results of operations

Total revenue for 2004 was $8.6 million, a 34.4% decrease compared with $13.1 million in 2003. This decrease in total revenue was primarily due to a reduction in revenue from government service contracts, capacity leases and equipment sales, partially offset by increased revenue from subscribers to our DARS service. Our total revenue consists of subscription fees, leasing of satellite capacity, government services, equipment sales, and other items such as advertising and technology licensing. The mix of our revenue changed during 2004 as we emerged from development stage and launched subscription services in a limited manner.

Subscription revenue.    Subscription revenue for 2004 was approximately $1.0 million, or 12.1% of total revenue, an increase of 359.3% compared with $0.2 million, or 1.7% of total revenue, generated in 2003. This increase in subscription revenues was primarily due to the increase in our paying subscribers from approximately 15,000 in 2003 to approximately 35,000 in 2004.

Capacity lease revenue.    Satellite capacity leasing revenue for 2004 was $2.0 million, or 23.3% of total revenue, a decrease of 42.0% compared with $3.4 million, or 26.4% of total revenue, in 2003. This decrease was a result of a reduction in the number of broadcasters contracting to use our satellite capacity for their broadcasts as we shifted focus toward acquiring new subscribers and away from the capacity leasing business. In 2004, we increased our reserve for doubtful accounts with respect to capacity leasing to $0.7 million as compared with $0.3 million in 2003.

Government services revenue.    Government services revenue for 2004 was $1.9 million, or 22.7% of total revenue, a decrease of 65.5% compared with $5.6 million, or 43.1% of total revenue, in 2003. Government services revenue decreased principally because in 2003 we completed and recognized payment for the bulk of the services rendered under a $10.0 million multi-year contract with a United States government agency, or the PEI Contract, which included $3.5 million in receiver sales accounted for under government services revenue. Government services revenue included equipment sales of approximately $0.5 million and $3.5 million for the years ended December 31, 2004 and 2003, respectively.

Equipment sales revenue.    Equipment sales revenue was approximately $1.7 million for 2004, or 19.9% of total revenue, a decrease of 12.3% compared with $1.9 million, or 14.9% of total revenue, in 2003. This decrease was primarily due to the greater availability of low-cost receivers and, as a result, a reduction in high-end receiver sales. Excluding approximately 40,000 receivers sold in 2003 under the PEI Contract, as described above, we sold a total of approximately 19,000 receivers in 2004, compared with approximately 16,000 receivers sold in 2003. In 2004, we increased our reserve for doubtful accounts with respect to receiver sales to $0.2 million as compared with $0.1 million in 2003. Although equipment sales revenue decreased in 2004, equipment sales revenue as a percentage of total revenue increased due to the decline in total revenue.

Other revenue.    Other revenue, including licensing revenue, for 2004 was $1.9 million, or 22.0% of total revenue, an increase of 3.9% compared with $1.8 million, or 13.9% of total revenue, in 2003. This increase was related to factors which we do not consider operationally significant, including an increase in advertising barter revenue, which offset a decrease in licensing and syndication revenue.

Management’s discussion and analysis of financial condition and results of operations

Cost of services

The table below presents our cost of services for the years ended December 31, 2004 and 2003, together with the relevant percentages of total cost of services represented by each cost category.

	Years ended December 31,
	2003		2004
Cost of services:		Percent of total		Percent of total
	(in thousands)
Engineering & broadcast operations	$10,148	44.2	$8,278	56.4
Content & programming	2,510	10.9	2,600	17.7
Customer care, billing & collection	—	—	488	3.3
Cost of equipment	4,313	18.9	2,385	16.3
Other cost of services	5,970	26.0	926	6.3

Total cost of services:	$22,941	100.0	$14,677	100.0

Total cost of services for 2004 was $14.7 million, a 36.0% decrease compared with $22.9 million in 2003. This decrease was primarily due to a $4.8 million write-down on receiver inventory in 2003, the expiration and non-renewal of in-orbit insurance for our AfriStar satellite in October 2003 and the reduction in the number of receivers sold in 2004 compared with 2003. Other cost of services remained relatively constant as we deferred full roll-out of commercial operations to focus on obtaining new financing.

Engineering and broadcast operations.    Engineering and broadcast expense, including the cost of operating our two satellites, ground control systems and telecommunications links as well as our in-orbit insurance, for 2004 was $8.3 million, or 56.4% of our total costs of services, a decrease of 18.4% compared with $10.1 million, or 44.2% of total cost of services, in 2003. This decrease was primarily due to the expiration and non-renewal of WorldSpace’s in-orbit insurance on the Afristar satellite in October 2003.

Content and programming.    Content and programming expense, which include content production, music royalties and other content acquisition costs, for 2004 was $2.6 million, or 17.7% of our total cost of services, an increase of 3.6% compared with $2.5 million, or 10.9% of our total cost of services, in 2003. While content and programming expense remained materially unchanged from 2003 to 2004, this expense increased as a percentage of revenue because revenue declined as we deferred full roll-out of commercial operations to focus on obtaining new financing.

Customer care, billing and collections.    Customer care, billing and collections expense for 2004 was $0.5 million, or 3.3% of our total cost of services. We commenced our customer care, billing and collections in 2004 to support the limited launch of our subscription services in India. Prior to this limited launch in 2004, our two subscription service packages were being tested, and as a result expenses related to customer care, billing and collections in 2003 were minimal.

Cost of equipment.    Cost of equipment for 2004 was $2.4 million, or 16.3% of total cost of services, a decrease of 44.7% compared with $4.3 million, or 18.9% of total cost of services, in 2003. This decrease was primarily due to a decrease in the number of receivers sold from approximately 56,000 in 2003 to 25,000 in 2004.

Other cost of services.    Other cost of services for 2004 was $0.9 million, or 6.3% of total cost of services, a decrease of 84.5% compared with $6.0 million, or 26.0% of total cost of services, in 2003. This decrease was primarily due to a $4.8 million write-down on receiver inventory in 2003. This write-

Management’s discussion and analysis of financial condition and results of operations down was a result of currency exposure under a contract where our payment obligation was denominated in Euros.

Operating expense

The table below presents our operating expenses for the years ended December 31, 2004 and 2003, together with the relevant percentage increase (decrease) year-over-year.

	Years ended December 31,
	2003		2004
Operating expense:		Percent increase (decrease)		Percent increase (decrease)
	(in thousands)
Cost of Services	$22,941	6.9	$14,677	(36.0)
Research & development	64	(92.9)	—	(100.0)
Selling, general & administrative	33,425	(6.8)	32,765	(2.0)
Stock-based compensation	3,528	(11.4)	90,323	2,460.2
Depreciation and amortization	60,909	(0.7)	61,183	0.4

Total operating expense:	$120,867	(2.2)	$198,948	64.6

Total operating expense for 2004 was $198.9 million, an 64.6% increase compared with $120.9 million in 2003. This increase was primarily due to increase in our stock-based compensation. Our selling, general and administrative expense for 2004 was $32.8 million, a decrease of 2.0% compared with $33.4 million in 2003 due to a compensation accrual reversal recorded in 2004. Our stock based compensation expense was $90.3 million in 2004, an increase of 2,460.2% compared with $3.5 million in 2003. This increase was due to a stock-based compensation expense the Company recorded in 2004 in connection with the conversion of WIN options into WorldSpace options pursuant to the merger transaction described under “Pre-offering recapitalization.” For additional detail, please see Note K to our consolidated financial statements. Depreciation and amortization expense between 2004 and 2003 was relatively flat: $61.2 million in 2004 and $60.9 million in 2003. Research and development had a minimal impact on our expenses in 2004 and 2003.

Other income (expense)

Interest income.    Interest income for 2004 was $0.4 million, a decrease of 20.5% compared with $0.5 million in 2003. In 2004 and 2003 interest income was minimal and was a direct result of cash and restricted cash equivalents.

Interest expense.    Interest expense for 2004 was $119.3 million, an increase of 10.1% compared with $108.4 million in 2003. This increase was primarily due a rise in interest rates which increased our interest obligations under our floating rate long-term debt held by Stonehouse. Interest expense for 2004 and 2003 was attributable to long-term debt held by Stonehouse, related-party long-term notes and related-party working capital notes and advances.

Income tax

In September 2003 the Company’s predecessor, WorldSpace Maryland, entered into a Restructuring Agreement, which closed in December 2004, to extinguish approximately $2.0 billion in the aggregate of outstanding debt and interest owed by WIN, and guaranteed by WorldSpace Satellite Co. and WorldSpace Maryland, in exchange for certain royalty payments to Stonehouse as governed by a Royalty Agreement. For U.S. tax purposes, this transaction caused the Company to realize cancellation of indebtedness, or COD, income. In connection with this transaction, the Company reduced its U.S. tax

Management’s discussion and analysis of financial condition and results of operations attributes by approximately $1,726.0 million and, as a result, the Company’s U.S. net operating loss and capital loss carryforwards at December 31, 2004 were eliminated, and the remaining tax basis in its satellite assets, U.S. fixed assets and stock in its foreign subsidiaries were also reduced to zero.

Net loss

For the years ended December 31, 2004 and 2003, as result of the factors referred to above, we incurred net losses of $577.4 million and $217.7 million, respectively, an increase of 165.2%.

Fiscal year ended December 31, 2003 compared with fiscal year ended December 31, 2002

Revenue

The table below presents our operating revenue for the years ended December 31, 2003 and 2002, together with the relevant percentages of total revenue represented by each revenue category.

	Years ended December 31,
	2002		2003
Revenue:		Percent of total		Percent of total
	(in thousands)
Subscription	$118	1.2	$226	1.7
Capacity lease	3,098	32.3	3,449	26.4
Government services	819	8.5	5,636	43.1
Equipment sales	3,735	39.0	1,942	14.9
Other	1,819	19.0	1,821	13.9

Total revenue:	$9,589	100.0	$13,074	100.0

Total revenue for 2003 was $13.1 million, a 36.3% increase compared with $9.6 million in 2002. This increase was primarily attributable to a substantial increase in government service contract revenue, primarily under the PEI Contract, including $3.5 million in receiver sales accounted for thereunder, as well as a $0.4 million increase in capacity lease revenue. Excluding these government receiver sales, revenues from receiver sales declined as compared with 2002.

Subscription revenue.    Subscription revenue for 2003 was approximately $0.2 million, or 1.7% of total revenue, an increase of 91.5% compared with $0.1 million, or 1.2% of total revenue, generated in 2002. The increase was primarily attributable to an increase in our paying subscribers as a result of the launch of two subscription packages in India during the second half of 2002.

Capacity lease revenue.    Satellite capacity leasing revenue for 2003 was $3.4 million, or 26.4% of total revenue, an increase of 11.3% compared with $3.1 million, or 32.3% of total revenue, in 2002. This slight increase was attributable to an increase in revenue from our broadcaster relationships. In 2003, we reduced our reserve for doubtful accounts with respect to capacity lease revenue to $0.3 million as compared with $1.0 million in 2002, as we believed that two major contracts had become collectible in 2003.

Government services revenue.    Government services revenue for 2003 was $5.6 million, or 43.1% of total revenue, an increase of 588.2% compared with $0.8 million, or 8.5% of total revenue, in 2002. Government services revenue increased principally because in 2003 we completed and recognized payment for the bulk of the services rendered, including $3.5 million in receiver sales under the PEI Contract. Government services revenue included equipment sales of approximately $3.5 million and $0.4 million for the years ended 2003 and 2002, respectively.

Management’s discussion and analysis of financial condition and results of operations

Equipment sales revenue.    Equipment sales revenue was approximately $1.9 million for 2003, or 14.9% of total revenue, a decrease of 48.0% compared with $3.7 million, or 39.0% of total revenue, in 2002. This decrease in equipment sales revenue, excluding approximately 40,000 receivers sold in 2003 under government services contracts, as described above, was due to the significant working capital constraints we experienced in 2003 which prevented us from purchasing receivers for sale. In 2003, we reduced our reserve for doubtful accounts with respect to receiver sales to $0.1 million as compared with $0.2 million in 2002.

Other revenue.    Other revenue, including licensing revenue, increased 0.1% to $1.8 million or 13.9% of total revenue, as compared with 19.0% of total revenues in 2002 due to a decline in total revenues.

Cost of services

The table below presents our costs of services for the years ended December 31, 2003 and 2002, together with the relevant percentages of total cost of services represented by each cost category.

	Years ended December 31,
	2002		2003
Cost of services:		Percent of total		Percent of total
	(in thousands)
Engineering & broadcast operations	$9,762	45.5	$10,148	44.2
Content & programming	2,926	13.6	2,510	10.9
Customer care, billing & collection	—	—	—	—
Cost of equipment	6,683	31.2	4,313	18.8
Other cost of services	2,083	9.7	5,970	26.0

Total cost of services:	$21,454	100.0	$22,941	100.0

Total cost of services for 2003 was $22.9 million, a 6.9% increase compared with $21.5 million in 2002. This minimal increase is attributable to higher receivers sales in 2003 as compared with 2002, as well as a $1.9 million write-down on receiver inventory and associated hardware. Other cost of services remained relatively constant as we deferred full roll-out of commercial operations to focus on obtaining new financing.

Engineering and broadcast operations.    Engineering and broadcast expense, including the cost of operating our two satellites, ground control systems and telecommunications links as well as our in-orbit insurance, for 2003 was $10.1 million, or 44.2% of total cost of services, an increase of 4.0% compared with $9.8 million, or 45.5% of total cost of services, for 2002. This marginal increase was due to an estimate adjustment in the accounting for the life of in-orbit insurance premiums.

Content and programming.    Content and programming expense, which include content production, music royalties and other content acquisition costs, for 2003 was $2.5 million, or 10.9% of total cost of services, a 14.2% decrease compared with $2.9 million, or 13.6% of total cost of services, for 2002. This decrease was primarily due to a reduction in the number of content product employees in 2003 as compared with 2002.

Customer care, billing and collections.    In 2003 and 2002, we did not incur meaningful expense related to customer care, billing and collections as we were still testing our subscription service in India.

Cost of equipment:    Cost of equipment for 2003 was $4.3 million, or 18.8% of total cost of services, a decrease of 35.5% compared with $6.7 million in 2002, or 31.2% of total cost of services, in 2002. This decrease was due to a reduction in the cost of equipment as an existing manufacturer lowered prices, and production by new lower cost local manufacturers such as BPL and Tongshi increased in 2003.

Management’s discussion and analysis of financial condition and results of operations

Other cost of services:    Other cost of services for 2003 was $6.0 million, or 26.0% of total cost of services, an increase of 186.6% compared with $2.1 million in 2002, or 9.7% of total cost of services, in 2002. This increase was due to a $4.8 million write-down on receiver inventory recorded in 2003 as a result of currency exposure under a contract where our payment obligation was denominated in Euros as compared to a $1.9 million write-down on receiver inventory and associated hardware in 2002.

Operating expense

The table below presents our operating expense for the years ended December 31, 2003 and 2002, together with the relevant percentage increase (decrease) year-over-year.

	Years ended December 31,
	2002		2003
Operating Expense:		Percent increase (decrease)		Percent increase (decrease)
	(in thousands)
Cost of Services	$21,454	67.6	$22,941	6.9
Research & development	902	(12.4)	64	(92.9)
Selling, general & administrative	35,855	(38.2)	33,425	(6.8)
Stock-based compensation	3,981	(23.1)	3,528	(11.4)
Depreciation and amortization	61,354	(2.7)	60,909	(0.7)

Total operating expense:	$123,546	(11.8)	$120,867	(2.2)

Total operating expense for 2003 was $120.9 million, a 2.2% decrease compared with $123.5 million in 2002. This decrease was primarily due to a decline in sales and marketing expenses. Our selling, general and administrative expense for 2003 was $33.4 million, a decrease of 6.8% compared with $35.9 million in 2002. This decrease was due in part to a reduction in costs associated with maintaining our employee base, the closing of several foreign offices, temporary across the board salary reductions and a considerable reduction in sales and marketing expenses due to financial constraints. Stock based compensation expense for 2003 was $3.5 million a decrease of 11.4% compared with $4.0 million in 2002. The decrease was attributed to forfeited options initially issued at an exercise price less than the fair value, related to terminated employees. Depreciation and amortization expense was relatively constant over the two years as a result of fixed line depreciation on our existing assets and insubstantial replacement capital expenditures. Research and development and professional fees had a minimal impact on our operating expense in 2004 and 2003.

Other income and expense

Interest income:    Interest income for 2003 was $0.5 million, an increase of 60.8% compared with $0.3 million in 2002. This increase was due to an increase in interest rates and increased income on XM licensing revenue (effective in the fourth quarter of 2002). Interest income has been minimal and resulted mainly from cash and restricted cash equivalents.

Interest expense:    Interest expense for 2003 was $108.4 million, a decrease of 5.2% compared with $114.3 million in 2002. This decrease was primarily due to a minor decline in interest rates. Interest expense was primarily attributable to long-term debt held by Stonehouse, related-party long-term notes and related-party working capital notes and advances. We will no longer incur any interest expense on these debts (see the discussion in “Certain relationships and related party transactions” section of this prospectus).

Income tax

For the year ended December 31, 2003, we had approximately $861.0 million in domestic net operating loss and capital loss carryforwards and approximately $77.9 million in foreign net operating losses,

Management’s discussion and analysis of financial condition and results of operations which expire at varying dates through 2025. As discussed above, in 2004 our domestic net operating loss was fully extinguished upon the restructuring of our debt.

Net loss

For the years ended December 31, 2003 and 2002 we incurred consolidated net losses of $217.7 million and $275.1 million, respectively. Net losses decreased by 20.9% between 2002 and 2003 due to a one time charge of $44.3 million related to impairment of goodwill which was taken in 2002.

LIQUIDITY AND CAPITAL RESOURCES

We assess our liquidity in terms of our ability to generate cash to fund our operating and investing activities.

Cash requirements

As of March 31, 2005, we had cash and cash equivalents of $111.8 million. As of December 31, 2004, following the cancellation of approximately $256.0 million of debt owed to Yenura Pte. Ltd. in exchange for shares of our Class B Common Stock (Yenura Transaction), the extinguishment of debt pursuant to the Loan Restructuring Agreement, and the New Investment Transaction, we had cash and cash equivalents of $154.4 million. During 2004, 2003 and 2002, our monthly operating expense averages were $3.3 million, $3.3 million and $4.0 million, respectively, or approximately $40.0 million per year. We anticipate that our annual cash expenditures will increase to support the execution of our business plan and our planned increased level of activities. We believe our cash and cash equivalents at March 31, 2005 will provide adequate liquidity and capital to fund our operations for at least the next 12 months in accordance with our business plan.

We intend to use the net proceeds of this offering, together with the net proceeds from the New Investment Transaction ($142.3 million after payment of all transaction expenses) and the net proceeds from the XM investment (approximately $22.4 million after payment of all transaction expenses), to execute our business plan, which includes the build-out of the terrestrial repeater network; service launch in key cities and marketing expenses related to subscriber acquisitions in India; business development activities in China, Western Europe and other selected markets within our broadcast coverage area; and the roll-out of our services in China. We expect that the majority of our expenditures in 2005 will be directed towards sales and marketing activities, including developing subscriber operations, increasing content and programming development, capital expenditures, operating and corporate expenses and several one- time corporate expenses, including approximately $10.8 million in financial advisory fees in connection with our December 2004 private placement of senior convertible notes; approximately $2.5 million in financial advisory fees in connection with the XM investment; anticipated investment banking fees of approximately $11.7 million in connection with this offering ($13.5 million if the underwriters exercise their over-allotment option in full); approximately $12.0 million in settlement fees in connection with an outstanding obligation to Alcatel; approximately $5.0 million to $6.0 million in connection with the build-out of our new offices in Silver Spring; and approximately $3.5 million in connection with legal and accounting fees in connection with the private placements and this offering. We do not expect to use the proceeds from the New Investment Transaction or this transaction to complete the construction of our F-4 satellite. When we recommence construction of F-4 (which is not anticipated within the next 12 months), we will negotiate terms with our vendors and raise additional capital as necessary.

The Stonehouse royalty payments in any given year are contingent upon us recording positive EBITDA, and are calculated at the rate of 10% of such recorded EBITDA. We can retain 90% of such EBITDA, which limits the impact of such payments on our financial condition and results of operations. We believe there are a variety of options available to us to fund the royalty reserve account. Funding the account every quarter entails using cash equal to 2.5% of the expected EBITDA for the year. As noted above, this presupposes that 10 times that amount has been earned by us. We believe that through

Management’s discussion and analysis of financial condition and results of operations appropriate cash management, we should have available existing cash from past or future financing activities or from previous years of operations, as necessary. In addition, given that our revenues are expected to be predominantly monthly subscription charges, currently paid in advance by subscribers, we believe that we should have cash available from current operations to effectively manage company wide liquidity. We intend to establish operating agreements with our subsidiaries abroad based upon which we would repatriate cash, where appropriate.

We had operating losses of $190.4 million in 2004 compared with $107.8 million in 2003. As of December 31, 2004, we had total assets of $649.1 million and total liabilities of $2,338.5 million (or $278.0 million net of contingent royalty obligations and deferred tax liability) compared with total assets of $572 million and total liabilities of $2,032.6 million as of December 31, 2003.

The following table sets forth our net cash flows from operating activities, investing activities and financing activities for the periods indicated:

	Years ended December 31,			Three months ended March 31,
Net Cash Flow:	2002	2003	2004	2004	2005
	(in thousands)
				(unaudited)
Net cash provided by (used in) operating activities	$(35,970)	$(27,672)	$(17,838)	$(7,349)	$(39,429)
Net cash provided by (used in) investing activities	718	(1,038)	(444)	(19)	(1,135)
Net cash provided by (used in) financing activities	36,672	27,662	170,904	9,546	(1,993)

Increase (decrease) in cash and cash equivalents	1,420	(1,048)	152,622	2,178	(42,557)
Cash and cash equivalents at beginning of period	1,368	2,788	1,740	1,740	154,362

Cash and cash equivalents at end of period	$2,788	$1,740	$154,362	$3,918	$111,805

Cash flow items

Net cash provided by (used in) operating activities.    For the three months ended March 31, 2005, net cash used in operating activities was $39.4 million. Net cash used in operating activities was related principally to the offset of $9.2 million in net loss by non-cash expenses, including $0.7 million in stock- based compensation, $0.4 million in amortization of deferred financing costs, $2.5 million in accrued interest, $14.7 million in depreciation and amortization and a reduction of $14.1 million related to gain on extinguishments of debt, $7.4 million in deferred tax expense, and $27.0 million attributable to the changes in assets and liabilities.

For the three months ended March 31, 2004, net cash used in operating activities was $7.3 million. Net cash used in operating activities was related principally to the offset of $49.6 million in net loss by non-cash expenses, including $0.9 million in stock-based compensation, $19.4 million in accrued interest, $15.6 million in depreciation and amortization and a reduction of $1.3 million attributable to the changes in assets and liabilities and $7.7 million in amortization of debt discount liabilities and deferred financing costs.

For the year ended December 31, 2004, net cash used in operating activities was $17.8 million. Net cash used in operating activities was related principally to the offset of $577.4 million in net loss by non-cash expenses including $247.3 million in deferred tax expense related to the series of transactions described

Management’s discussion and analysis of financial condition and results of operations in “Pre-offering recapitalization,” $90.3 million in stock-based compensation, $86.7 million in accrued interest, $61.2 million in depreciation and amortization and a reduction of $41.3 million attributable to the changes in assets and liabilities and, $31.0 million in amortization of debt discount liabilities and deferred financing costs.

For the year ended December 31, 2003, net cash used in operating activities was $27.7 million. Net cash used by operating activities in 2003 was related principally to the offset of $217.7 million in net loss by non-cash expenses, including $77.3 million in accrued interest, $60.9 million in depreciation and amortization, $31.0 million in amortization of debt discount and deferred financing cost and a reduction of $11.7 million attributable to the changes in assets and liabilities.

For the year ended December 31, 2002, net cash used in operating activities was $36.0 million. Net cash used in operating activities was related principally to the offset of $275.1 million in net loss by non-cash expenses including $83.3 million in accrued interest, $61.4 million in depreciation and amortization, $31.0 million in amortization of debt discount and deferred financing cost, $44.3 million in goodwill impairment loss and $8.7 million attributable to the changes in assets and liabilities.

Net cash provided by (used in) investing activities.    For the three months ended March 31, 2005, net cash used in investing activities was $1.1 million. Our investing activities consisted of $0.4 million related to the purchase of property and equipment, and $0.7 million related to the purchase of satellite and related systems. For the three months ended March 31, 2004, no net cash was used for investing activities.

For the year ended December 31, 2004, net cash used in investing activities was $0.4 million. Our investing activities were minimal.

For the year ended December 31, 2003, net cash used in investing activities was $1.0 million. Our investing activities consisted of $1.0 million of capital expenditures for property and equipment.

For the year ended December 31, 2002, net cash provided by investing activities was $0.7 million. Our investing activities consisted of a $2.1 million refund on satellite and related systems partially offset by $0.6 million of capital expenditures for property and equipment and $0.8 million for purchases of satellite and related systems.

Net cash provided by (used in) financing activities.    For the three months ended March 31, 2005, net cash used in financing activities was $2.0 million, consisting of an increase in restricted cash related to the issuance of a letter of credit to Alcatel. For the three months ended March 31, 2004, net cash provided by financing activities was $9.5 million consisting principally of proceeds from the issuance of long-term debt to Yenura as described under “Pre-offering recapitalization” and “Certain relationships and related party transactions.”

For the year ended December 31, 2004, net cash provided by financing activities was $170.9 million, consisting of $142.3 million in net proceeds from the issuance of the Convertible Notes in the New Investment Transaction, of $26.5 million in proceeds from short-term borrowings and notes payable and a $2.1 million decrease in restricted cash.

For the year ended December 31, 2003, net cash provided by financing activities was $27.7 million, consisting principally of $27.5 million in proceeds from the issuance of long-term debt to Yenura as described under “Pre-offering recapitalization” and “Certain relationships and related party transactions.”

Management’s discussion and analysis of financial condition and results of operations

For the year ended December 31, 2002, net cash provided by financing activities was $36.7 million, consisting principally of $36.5 million in proceeds from the issuance of long-term debt to Yenura as described under “Pre-offering recapitalization” and “Certain relationships and related party transactions.”

Historical sources of cash

Historically, we have financed our business primarily through issuances of equity and debt and the sale of our interest in XM. As of December 31, 2004, we have raised approximately $1.5 billion, net of expenses, interest reserve and repayments of debt, as described below. We believe that the net proceeds from the New Investment Transaction, together with the net proceeds from this offering, should be sufficient for us to fund our operations, in accordance with our business plan, for at least the next 12 months.

To date, our net proceeds of approximately $1.5 billion are from the following sources:

New Investment Transaction.    We issued senior convertible notes in the aggregate principal amount of $155.0 million to a group of private investors. The net proceeds, after deducting expenses, were $142.3 million.

Stonehouse Capital Limited.    We received approximately $1.1 billion from Stonehouse and its predecessors in interest in several different transactions as described under “Pre-offering recapitalization—Stonehouse obligations.”

Yenura Pte. Ltd.    We received approximately $118.5 million from Yenura, a Singapore company controlled by our founder Noah A. Samara, as described under “Pre-offering recapitalization—Yenura obligations.”

XM Satellite Radio Holdings, Inc. Sale.    In 1999 in connection with the sale of our interest in XM to Motient, we received approximately $75.0 million and 8.6 million shares of Motient common stock, which at the date of the sale had a market value of $176.6 million. From 1999 to 2001, we sold 6.0 million shares of Motient common stock, and realized net proceeds of approximately $120.0 million before the shares lost virtually all of their value in Motient’s bankruptcy proceeding. The net proceeds from the sale of our XM interest, net of our initial investment of $144.0 million, was approximately $51.0 million.

In addition to the transactions discussed above, we also received a total of approximately $73.1 million from Saifcom Establishment, a Liechtenstein entity (Saifcom), and Industrial Development Inc. (Industrial Development).

From inception through December 31, 2004, the Company has received approximately $46.4 million in interest income.

The Yenura Transaction, the Stonehouse restructuring and the New Investment Transaction were all part of a series of transactions by which we reorganized and recapitalized our debt. See “Pre-offering recapitalization.”

Uses of cash

While we had raised approximately $1.5 billion as of December 31, 2004, we had paid $719.5 million in capital expenditures, and incurred $497.7 million in operating expenses. As of March 31, 2005, we had paid $720.6 million in capital expenditures, and incurred $537.1 million in operating expenses.

Management’s discussion and analysis of financial condition and results of operations

Satellite and Ground Systems.    Alcatel Space (Alcatel) has delivered two satellites, AfriStar and AsiaStar, in-orbit, and we have two additional satellites, one fully assembled (F3) and another partially assembled (F4), which are currently maintained in Toulouse, France. Alcatel also provided us with ground equipment and software for our service system as well as certain launch and operations support services, including launch insurance. Ground equipment costs were related to the acquisition of satellite control facilities, programming production studios and various other equipment and facilities. Approximately $666.0 million of the $719.5 million has been paid to Alcatel since inception through December 31, 2004. Approximately $40.1 million was accrued in unpaid amounts, including accrued interest.

On February 25, 2005, we reached an agreement with Alcatel to reduce our debt for the construction of our satellites to $21.0 million, of which $10.0 million has been paid in cash. The remainder of the debt will be paid to Alcatel at the closing of this offering with a $2.0 million cash payment and $7.0 million in unregistered shares of our Class A Common Stock, valued at the same price per share of shares sold in this offering and $2 million has been accrued in respect of another vendor. All remaining contracts have been terminated. We would negotiate a new contract if construction of our partially assembled satellite, F4, were restarted. At this point in time, we do not know the cost associated with such a project.

Property and Equipment.    As of March 31, 2005, we spent $46.1 million in aggregate for property and equipment, which principally include computers, furniture, fixtures and leasehold improvements.

Operating Expenses.    From inception through March 31, 2005, we have spent $537.1 million in total operating expenses, which principally include expenses related to personnel costs, facilities, outside services, travel, programming and content costs and ground tracking stations.

Future sources of cash

Although in 2004 we launched subscription services on a limited basis in India, we anticipate that we will continue to require significant funds to cover our cash requirements until we generate sufficient cash flow from operations to cover our expenses. With the commencement of our operations, our monthly operating expenses have increased substantially compared with our development-stage operations.

Although we believe the net proceeds from the New Investment Transaction and the XM investment, together with the proceeds from this offering, will be sufficient to fund our operations, in accordance with our business plan, for at least the next 12 months, our estimated cash requirements may change and we may require additional financing. We will need cash to cover the incremental roll-out of our India business plan, including the build-out of terrestrial repeater networks, accelerating service launch in key cities in India and marketing expenses related to subscriber acquisitions over the next three years. Furthermore, we will require additional cash to continue our business development activities in China and Western Europe, as well as for working capital and selling, general and administrative corporate expenses. We anticipate securing all the required regulatory clearances in China and we intend to use a portion of the proceeds of this offering to fund the roll-out of our services in China and continue our business development activities in Western Europe.

Our ability to generate revenue and ultimately to become profitable will depend on several factors, including whether we can attract enough subscribers and advertisers; whether our system continues to operate at an acceptable level; whether we compete successfully; and whether the local regulators grant us all additional necessary authorizations in a timely fashion.

We may undertake additional financing activities in the future to acquire additional financing as necessary to further develop and support our business plan. However, there can be no assurance that we will be successful in securing financing or that it will be available to us at attractive terms.

Management’s discussion and analysis of financial condition and results of operations

Our ability to obtain the financing in the future will depend on several factors, including future market conditions; our success in developing, implementing and marketing our satellite radio service; our future creditworthiness; and restrictions contained in agreements with our investors or lenders. If we fail to obtain any necessary financing on a timely basis or on attractive terms, our results of operations could be materially adversely affected. In addition, we could default on our commitments to creditors or others and we may have to discontinue operations or seek a purchaser for our business or assets.

OFF-BALANCE SHEET ARRANGEMENTS

We have not entered into any off-balance sheet arrangements.

CONTRACTUAL OBLIGATIONS

The following table shows our contractual obligations as of March 31, 2005:

	Payments Due By Period
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
	(in millions of U.S. dollars)
Long-term debt(1)	$155.0	$—	$—	$—	$155.0
Operating lease obligations	30.1	5.5	5.3	4.7	14.6
Satellite and ground systems commitments	13.1	13.1	—	—	—
Purchase obligations	13.2	13.2	—	—	—
Contingent royalty obligation(2)	1,814.2	—	—	—	1,814.2

Total contractual obligations	$2,025.6	$31.8	$5.3	$4.7	$1,983.8

(1)	The notes are payable in full (100% of the principal plus accrued and unpaid interest) at the option of the holders on December 31, 2008.
(2)	Stonehouse royalty payment referenced under “—Stonehouse restructuring and pre-offering recapitalization.” The obligation will be reduced by any future payments made under the royalty agreement and will remain on our balance sheet until 2015, the last year payment under the royalty agreement is required. We are not required to pay this obligation in full; payments are based on a 10% of EBITDA each year and cannot be determined at this time.

Capital expenditures

We have spent approximately $720.6 million on capital expenditures related to the development and launch of our satellites, for our ground systems and for property and equipment. We expect to spend additional amounts to enhance our infrastructure with terrestrial repeaters. We expect to start our terrestrial repeater network build-out in key metropolitan areas in India next year and the total cost to cover these major metropolitan areas will be approximately $20 million. This amount will need to be reviewed as we conduct further topographical analysis. Until we receive the final approvals from China’s regulatory agencies, we will not start the build-out of a terrestrial repeater network in China. We do not envision this project starting in the next 12 months. We expect the total network in China to cost a similar amount as India in its initial stages. Our future capital expenditures will depend on our business strategy and our response to business opportunities and trends in our industry and our markets.

QUALITATIVE AND QUANTITATIVE DISCLOSURES ABOUT MARKET RISK

Interest rates

Our market risk from changes in interest rates is not material because our long-term debt only includes the Convertible Notes which have a fixed interest rate.

Management’s discussion and analysis of financial condition and results of operations

Foreign Currency

We anticipate that the vast majority of our revenue will be derived from our operations outside of the United States, particularly India, China and Western Europe, which subjects us to foreign currency risk. Because we report our financial results in U.S. dollars, changes in the exchange rates between the local currencies of our operations and the U.S. dollar could materially affect the translation of financial results into U.S. dollars for purposes of reporting our financial results. In addition, currency controls, devaluations, trade restrictions and other disruptions in the currency convertibility and in the market for currency exchange could limit our ability to timely convert sales earned abroad into United States dollars, which could adversely affect our ability to fund our United States dollar costs and finance capital expenditures.

A significant amount of our expenses are incurred in Rupees and the balance is primarily incurred in U.S. dollars, Chinese Renminbi, the Australian dollar, South African Rand and European currencies. Although we currently pay all expenses in the local currency in which they were incurred, we do incur an exchange risk in connection with the initial funds transfer and repatriation. As we expand our services, we anticipate that we will incur a greater proportion of our expenses in both Chinese Renminbi and European currencies.

RECENT ACCOUNTING PRONOUNCEMENTS

In January 2003, and as revised in December 2003, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 46, Consolidation of Variable Interest Entities. This interpretation of Accounting Research Bulletin No. 51, Consolidated Financial Statements, addresses consolidation by business enterprises of variable interest entities. Prior to this interpretation, two enterprises had been generally included in consolidated financial statements, because one enterprise controlled the other through voting interests. This interpretation defines the concept of variable interests, and requires existing unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse the risks among the parties involved. The Company’s adoption of this interpretation in fiscal year 2004 did not have an impact on its financial position or results of operations.

In December 2004, the FASB issued revised SFAS No. 123R, Share-Based Payment. SFAS No. 123R sets accounting requirements for share-based compensation to employees and requires companies to recognize, in the income statement, the grant-date fair value of stock options and other equity-based compensation. SFAS No. 123R is effective in interim or annual periods beginning after June 15, 2005. The SEC recently delayed the required implementation date of this Statement from the Company’s third quarter of 2005 to the beginning of the Company’s 2006 fiscal year. The Company is currently evaluating the impact of the adoption of SFAS 123R on its financial position and results of operations, including the valuation methods and support for the assumptions that underlie the valuation of the awards.

Also in December 2004, the FASB issued SFAS No. 153, Exchanges of Non-monetary Assets—An Amendment of APB Opinion No. 29. SFAS No. 153 amends APB Opinion No. 29 to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. SFAS No. 153 is to be applied prospectively for non-monetary exchanges occurring in fiscal periods beginning after June 15, 2005. The Company’s adoption of SFAS No. 153 is not expected to have a material impact on its financial position or results of operations.

Business

OVERVIEW

We were founded in 1990 by our Chairman and Chief Executive Officer, Noah Samara, who pioneered the development of satellite-based digital radio service, commonly known as Digital Audio Radio Service (DARS). His vision was to offer on an international basis a variety and quality of international, national and regional radio programming not available from AM and FM broadcasters through low-cost portable and mobile radio receivers owned by customers.

In pursuit of this vision, we were the first company to establish an operational DARS system and today are the only licensed DARS provider outside of North America, South Korea and Japan. We were one of the principal founding shareholders of XM Satellite Radio Holdings, Inc. and were instrumental in its development. In 1999, we sold our interest in XM. XM is licensed to use and develop our technology, which it has utilized, along with other technology, to become the dominant DARS provider in the United States with approximately 4.4 million reported subscribers as of June 2005.

Through the end of May 2005, we have spent approximately $1.2 billion in connection with the development and launch of our business. Our infrastructure is a fully operational system consisting of three main elements: two geostationary satellites, AfriStar (launched in 1998) and AsiaStar (launched in 2000); the associated ground systems that provide content to and control the satellites; and the receivers owned by our customers. Our broadcast coverage area encompasses the most densely populated parts of Asia, including India and China, all of Africa and the Middle East and most of Western Europe, an area that includes approximately five billion people and 300 million automobiles. Each of our two operational satellites can service three large geographic areas through three beams capable of carrying up to 80 channels each. As a result, we have the technical capacity to broadcast a tailored mix of up to 80 channels on a subscription basis in each of our target markets. We currently offer a silver subscription package in India for $3.44 (Rs.150) per month, increased from $2.29 (Rs.100) per month on July 7, 2005, a silver subscription package in the Middle East for $5.00 per month and a gold package throughout our current broadcast area for $9.99 per month. We intend to enhance our infrastructure with the addition of networks of terrestrial repeaters (i.e., “gap fillers”) in our target markets and a next generation of receivers designed to receive broadcasts from our networks of terrestrial repeaters as well as from our satellites, which will allow us to expand our service offering to include a mobile service for automobiles.

We provide high quality radio programming, including a wide variety of music, news and entertainment channels. Our programming philosophy is to meet the demands of listeners from different linguistic and cultural backgrounds by providing channels of international interest such as BBC, CNN, Virgin Radio as well as channels with more national and regional focus, such as, in India, NDTV and RM Radio. We also develop and broadcast WorldSpace-branded programming in response to demand in specific markets that is otherwise unavailable in such markets. For example, in India, we broadcast international music channels such as Upop, Maestro, Riff and UpCountry and proprietary Indian niche channels such as Ghandharv, Shruti and Farishta. By providing programming from leading international, national and regional content providers, together with our own WorldSpace-branded channels developed to meet the demands of specific markets, we are able to offer our subscribers a choice of programming largely unavailable in their local markets. Our subscription service provides a number of advantages over existing radio programming in our target markets, including greater diversity of content, multi-lingual programming, broader geographic coverage and limited advertising.

We began offering service in Africa in 2000 on a free-to-air basis. In 2002, we began trials of our subscription service by offering a limited number of encrypted channels and began transitioning our free-

Business

to-air customers into paying subscribers. As of June 30, 2005, we had more than 63,000 paying subscribers, including approximately 2,000 subscribers in the Middle East, approximately 26,500 subscribers in Africa and approximately 27,000 subscribers in India. As the only company licensed to offer DARS in our broadcast coverage area (other than in South Korea and Japan), we are in a position to roll out our subscription service on a sequential basis in the markets we find the most attractive, subject to obtaining any required local regulatory approvals. We have focused our recent efforts on India, where we have begun the roll-out of our service and where we are refining our business plan and intensifying our subscriber acquisition marketing efforts; in China, where our core broadcast infrastructure is in place and where we are continuing planning for the roll-out of our service; and in Western Europe, where we are planning for the roll-out of a mobile service—India, China and Western Europe being the markets in which we believe demand for our service is greatest. Our strategy is to establish a strong set of local alliances and strategic partnerships to assist in distribution, content procurement, regulatory compliance and the build-out of a terrestrial infrastructure prior to embarking on a full roll-out in a particular market.

We believe India represents the most attractive immediate market opportunity for our subscription service given its significant size, with more than one billion people, including a large and growing middle class. The National Council of Applied Economic Research estimates that India has 188 million households. We have commenced the roll-out of our service in India and are initially targeting the most affluent segments of India’s population living in India’s top eight metropolitan areas. The most affluent 20% of India’s population, comprising approximately 35 million households, has an annual income level of approximately $37,500 per household, on a purchasing power parity basis (i.e., adjusted for the general differences in the costs of living in India as compared to the United States). We believe that this target group is underserved by the existing radio infrastructure and programming offered in India and has the disposable income to afford our services. We believe we are well positioned to expand our service in India given that we have the necessary operating licenses and that our system and our technology are operational and scalable. We are in the process of developing a mobile DARS and, in connection therewith, we will need to establish a terrestrial repeater network to improve the reliability of our service in urban areas. We are currently in discussions with regulators to put into place new terrestrial repeater networks in two of India’s major metropolitan areas, New Delhi and Bangalore, which will allow us to supplement our broadcast coverage area and offer a mobile subscription service for automobiles. In addition we have worked with leading local manufacturers, such as BPL Limited (BPL), to provide low-cost receivers in India. For our next generation of receivers, we are working with Analog Devices Inc. (Analog Devices), the manufacturer of our second-generation chipsets, and other receiver manufacturers to develop enhanced capabilities and services.

While we have in place our satellite infrastructure for China, we have not yet begun to offer DARS in China. We believe that there will be significant demand for our service in China, which has a population of more than 1.3 billion people, 360 million households, as estimated by China Media Monitor, a large and growing middle class and one of the fastest growing automobile markets in the world. We intend to use a portion of the proceeds from this offering to continue development of our China business plan as well as for the roll-out of our service in China. We are currently in discussions with two media entities under the direct supervision of China’s State Administration of Radio, Film and Television (SARFT) and other media entities to establish joint ventures for content to be broadcast on the WorldSpace system in China, and we are discussing with SARFT the business model we expect to use to conduct our operations in China. Pursuant to a series of agreements and approval documents issued by relevant governmental authorities, China Satellite Communications Corporation (ChinaSat), our agent and one of six state-owned telecommunications operators in China, has acquired spectrum allocation and is attempting to acquire certain other approvals necessary to operate satellite transmission services in China. Additionally, our agent, ChinaSat, has established an uplink station in Beijing for our AsiaStar satellite.

Business

We are also continuing business development in Western Europe, which we believe offers a significant opportunity for mobile DARS. We have conducted system tests with and negotiated preliminary agreements with major automobile manufacturers such as Citroën, a division of PSA Peugeot Citroën, for the integration of DARS receivers in certain of their vehicles. Although we can provide DARS in Western Europe today through portable receivers, we believe that significant demand will be generated once we launch our mobile DARS targeted at Western Europe’s approximately 200 million automobiles. We believe the demand for mobile DARS in Western Europe may be greater than that of the United States, given Western Europe’s wide variety of ethnic and linguistic groups as well as a significant portion of the population that has emigrated to other parts of Europe from their countries of origin. Our regulatory franchise positions us to be the likely provider of DARS in Western Europe. However, as in India and China, we will need to develop a terrestrial repeater network prior to offering mobile DARS in Western Europe. In addition, in various Western European jurisdictions, we will need to obtain additional local regulatory approvals.

Although our first commercial trial activities were focused on our AfriStar broadcast coverage area, our markets in Asia, particularly in India and China, proved to be more attractive for the dedication of our previously limited resources. However, we intend to capitalize on our brand recognition and the number of receivers sold within the AfriStar broadcast coverage area to build focused subscriber businesses where the opportunities prove attractive. Roll-out of our service in particular countries in the AfriStar coverage area will be phased in over a period of time. In the Middle East, we will initially focus on rolling out services in the United Arab Emirates and four other Gulf Cooperation Council countries (Bahrain, Kuwait, Oman and Qatar), followed by Egypt. The target market will include the local Arabic population as well as South Asian and western expatriates. We plan to leverage our Indian content to provide a “voice from home” for the large number of expatriates from India, Pakistan, Sri Lanka and Bangladesh. We believe the South Asian expatriates, as well as the western expatriates who are interested in receiving reliable news, information and entertainment from sources and in formats that they are used to receiving at home, provide an attractive market with a high disposable income and strong ties to their homeland. In addition, we launched a limited subscription service in Africa in 2005. In Africa, we will focus initially on building the WorldSpace brand and business in South Africa, followed by Zimbabwe. Focus areas in Africa are expected eventually to include South Africa, Zimbabwe, Kenya and Ethiopia. We intend to leverage our French content developed for the Western Europe market to target the French speaking Western African region.

We also intend to target selected other markets as business and marketing opportunities arise. For example, we currently target U.S. and U.K. expatriates living in our broadcast coverage area, who we believe will be receptive to our services as a “voice from home,” and we anticipate targeting our service to other potentially receptive demographic groups, including Indian and Chinese expatriates living within our broadcast coverage area. We also intend to offer our services to business and government entities, including government agencies in India and the United States, who we believe would be interested in using our technology and broadcast footprint to provide inexpensive and wide-range audio and data transmission services. Since 2002, we have had initial success with U.S. government agencies, receiving and performing more than $8 million in contracts.

INDUSTRY BACKGROUND

Development of industry

In 1991, we received the first DARS license for broadcasting satellite-based digital radio over the S band (between 2310 and 2360 MHz) granted by the FCC. This license granted us the authority to launch a satellite and broadcast into Africa.

Business

The 1992 International Telecommunication Union (ITU) World Radiocommunication Conference allocated the L band (between 1452 and 1492 MHz) for satellite broadcasting services, such as DARS, on a global basis, with the upper 25-MHz segment of the L band made available for immediate licensing. The lower 15-MHz segment of the L Band will not be available for allocation until the conclusion of a planning conference of the ITU, which has not yet been scheduled. Following the 1992 conference, the FCC converted our S band license into an L Band license.

The 1992 World Radiocommunication Conference also allocated the S band (between 2535 and 2655 MHz) for satellite broadcasting services in a limited number of countries, including India, Japan, South Korea, Pakistan and Thailand, with the upper 25 MHz segment of the S band (between 2630 and 2655 MHz) available for immediate use. In most of the countries in our broadcast coverage area, the L Band has been reserved for DARS broadcasts and the S band is used by other services. Since the 1992 frequency allocation decisions, the Indian government has accepted the WorldSpace L Band DARS system for operations in India, but has taken no action for use of the S band for DARS. Because the United States used the L Band spectrum for mobile aeronautical applications in 1992, it selected an alternative 50 MHz allocation for DARS in the S band (between 2310 and 2360 MHz), which was subsequently reduced to 25 MHz (between 2322.5 and 2347.5 MHz). Currently, XM and Sirius share that allocation in the United States. India and Mexico have also accepted the S band from 2310 to 2360 MHz as an additional allocation for DARS.

We currently are licensed to broadcast in the 1467 to 1492 MHz portion of the L Band on a global basis outside of the United States.

Since L Band satellites require less transmitted power than S band satellites to achieve the same link margin, or quality of service, the L Band is generally more cost effective as compared to the S band for the provision of satellite DARS operation. Therefore, L Band satellites may be either less expensive to build or they may provide a higher quality of service as compared with equivalently priced S band satellites. In addition, L Band terrestrial repeaters provide improved terrestrial link margin, or quality of service, compared to S band repeaters for the same emitted power. This could either reduce the L Band terrestrial repeater power and associated costs, or increase the radius of terrestrial coverage of each terrestrial repeater, which reduces the number of terrestrial repeaters required for a given market.

U.S. DARS providers

The U.S. DARS industry is an FCC-licensed duopoly between XM and Sirius Satellite Radio, Inc. (Sirius). In April 1997, the FCC auctioned two 12.5 MHz DARS licenses in the S band to XM and Sirius. These licenses permit XM and Sirius to offer satellite radio service in the United States. The consumer response to the launch of XM’s and Sirius’s programming in November 2001 and July 2002, respectively, has been very positive, with XM reporting approximately 4.4 million subscribers as of June 2005 and Sirius reporting approximately 1.5 million subscribers as of March 31, 2005. As reported by GreyStone Communications and Yankee Group, satellite radio was the second-fastest consumer technology (after DVD players) to reach one million users as of October 2003.

We believe the competitive advantages of DARS in the United States as compared to traditional AM and FM radio include significantly greater programming quality and choice, commercial free music, coast-to- coast coverage, improved audio quality and greater availability of innovative products. To date, the U.S. DARS business model has been characterized by high barriers to entry, strong subscriber growth and declining customer acquisition expenses as the subscriber-base grows. In the United States, satellite radio subscribers have been primarily generated through agreements with car manufacturers and partnerships and alliances with retail distributors.

Business

Non-U.S. DARS providers

We are the only company currently providing DARS outside of North America, Japan and South Korea.

In Japan and South Korea, a joint venture between Mobile Broadcasting Corporation of Japan (MBCO) and SK Telecom of Korea (SK), launched the MBSAT broadcast communications satellite in 2004. MBCO was established to provide cars and mobile terminals with digital satellite broadcasting for audio, video and data services throughout Japan and has been authorized by the Japanese government. SK is Korea’s leading wireless telecommunications services provider. The MBSAT satellite has four high power transponders for direct broadcast services and the satellite is expected to deliver high quality interactive music, video and data to mobile users in Japan and Korea. The MBSAT satellite has focused broadcast beams that only target the Korean peninsula and Japan. It broadcasts in the S band (from 2630 to 2655 MHz) and its broadcast does not interfere with our satellite’s broadcast over the L Band into Japan and Korea. MBCO has begun selling receivers and is broadcasting on a trial basis.

OUR BUSINESS STRENGTHS AND COMPETITIVE ADVANTAGES

We have several key business strengths and competitive advantages that we believe will help promote our success:

Significant regulatory and economic barriers to entry for additional DARS providers

We have built, launched, and are currently operating two satellites for our broadcasts, and we have constructed multiple uplink stations to send content to our satellites for broadcast. We believe that no other similar DARS network is in active development and that a comparable DARS system would require substantial capital expenditures and take a significant amount of time to develop. In addition, we have successfully completed ITU frequency coordination for the use by each of our two satellites—AfriStar and AsiaStar—of the whole 25 MHz DARS allocation in the L band (1467 to 1492 MHz) that was made available for use in 1992. ITU regulations give us the right to use the whole 25 MHz of the L Band spectrum currently available for DARS in our broadcast coverage area. The combined operations of the two satellites currently utilize most of these 25 MHz. Since under the rules of the ITU, a competitor may not broadcast in a fashion that would interfere with the Company’s broadcast signal, and because our satellites broadcast over most of the allocated range, we do not believe a competitor can broadcast into our target markets in the allocated range without causing unacceptable interference. We believe that the regulatory approvals, required satellite coordination and capital necessary to establish a DARS system in the markets in which we operate make a direct DARS competitor in the near term unlikely.

History of innovation in the DARS industry

We pioneered the early development of the DARS industry and the technology used extensively in the industry today and we continue to develop state-of-the-art transmission, antenna and receiver technology. Our Chairman and Chief Executive Officer, Noah Samara, has been involved in the industry since its inception. Mr. Samara was instrumental in the international allocation of broadcast spectrum for DARS. We received the first experimental license for DARS from the FCC, which was later converted into a full license, and are currently the only entity providing DARS in the internationally allocated L band. We were the first company to establish an operational DARS system and also the first company to demonstrate a mobile receiver service for automobiles that uses satellite broadcasts and complementary terrestrial repeater networks. We developed the state-of-the-art transmission, antenna and receiver technology, which represents the foundation of both our own satellite-based digital broadcasting network and XM’s DARS system. WorldSpace, which was one of the initial investors in, and a principal shareholder of, XM from 1997, sold its interest in XM in 1999.

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Established infrastructure in India, primed for full national roll-out

Our service is fully operational in India, where we currently broadcast 38 channels of music, talk, sports and news from our AsiaStar satellite. We have the capacity to expand our service to 80 channels, and will continue to tailor our programming to the needs and preferences of major, as well as niche, target listener segments within each geographic region in India. Our receivers are manufactured in India by BPL, a leading electronics manufacturer in India which has historically produced the majority of our receivers for the Indian market, and by three other electronics manufacturers. Our receivers are being marketed through four WorldSpace-branded “Experience Stores” and a limited retail distribution network, located primarily in Bangalore, with a recently expanded distribution platform in Chennai and a smaller set of outlets in New Delhi. Based on our discussion with receiver manufacturers, we believe that they are able to increase production to meet our anticipated demand. We have established a fully scalable back-office infrastructure to support our Indian operations, including billing, customer care, customer management, installation and support services necessary to support the growth of our business.

Extensive satellite broadcast service area

Our satellite broadcast coverage area includes approximately five billion people, representing more than 75% of the world’s population, and approximately 300 million automobiles. Now that our satellites are launched and operational and our ground uplink stations are established, subject to obtaining required regulatory approvals, we can broadcast to subscribers in this entire area at relatively small additional expense.

Strong strategic relationships for developing the WorldSpace system and services

We have established strong relationships in developing our satellite system, system equipment, receivers and services. As we pursue our plans to launch our mobile receivers for use in automobiles, we will seek development alliances with companies in the automobile, telematics and terrestrial infrastructure segments. We work with leading local manufacturers, including BPL, one of India’s leading electronics manufacturers, to produce low-cost receivers for the Indian market, and are currently working with Analog Devices to produce a chipset that will increase the functionality of our receivers. Other strategic relationships include:

➢	System Technology. Fraunhofer Gesellschaft, a technology developer; ST Microelectronics, a chip manufacturer; and Micronas, a chip manufacturer.

➢	Receiver Manufacturing. Xi’an Tongshi Technology Limited (Tongshi), a Chinese electronics manufacturer; Flextronics International USA, Inc. (Flextronics), an electronics manufacturing services provider; and Nippon Audiotronics Ltd. (Nippon Audiotronics), an Indian mobile receiver manufacturer developing mobile receivers.

➢	Content Providers. BBC, CNN, Bloomberg, Fox and leading Indian providers such as NDTV and RM Radio.

➢	Local Authorities. Indian Meteorological Department, Press Trust of India and SARFT.

OUR STRATEGY

We intend to use the net proceeds of this offering in connection with the implementation of our India business plan, including build-out of the terrestrial repeater network, service launch in key cities and marketing expenses related to subscriber acquisitions in India; business development activities in China, Western Europe and other selected markets within our broadcast coverage area and the roll-out of our services in China. Our strategy is as follows:

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Roll out our subscription-based DARS on a sequential basis in markets with strong demand for subscription radio service

As the only company licensed to use the L Band to offer DARS in our broadcast coverage area other than South Korea and Japan, we are well-positioned to roll out our subscription service, on a sequential basis, in the markets we find the most attractive, subject to obtaining required local regulatory approvals and funding. Our broadcast coverage area includes India, in which we have commenced commercial operations, and China, which will be our next focus of a targeted launch. These markets are characterized by large and growing populations, strong economic growth and increasing demand for entertainment services.

We have obtained all the required authorizations for the national roll-out of our subscription DARS in India and are in the process of establishing joint ventures with Chinese entities to produce broadcasting programs in China. Following our initial roll-out in India, we plan to extend our services and marketing efforts into China. In addition, we have begun to develop DARS for Western Europe and are establishing the necessary partnerships for the launch of mobile DARS in Western Europe.

Develop and provide unique and compelling content targeted to the markets we serve

Our goal is to satisfy the demand for compelling content in our target markets by offering the most varied, high quality, must-have programming line-up in each of our target markets. We will continue to pick from the best content available globally, nationally and regionally and, where appropriate, create in-house programming to meet the needs of our target audiences. Satellite radio has significant advantages in our target markets, including:

➢	Choice and variety. We can deliver up to 80 channels to any specific location in our broadcast coverage area. This is significantly more than the FM sources in our target markets are capable of carrying. We can provide excellent quality and variety of programming for popular genres, as well as target potentially lucrative niche markets that are ignored by current FM services. We can provide a choice of quality programming and deliver 24-hour genre specific formats that are unavailable in most of our markets.

➢	Quality. We can offer a level of audio fidelity that is digital quality and superior to analog FM signals.

➢	Coverage area. Instead of broadcasting signals within a 50-km radius as in a traditional radio broadcast, we deliver content throughout the coverage area of a beam, which is approximately 14 million square kilometers. For instance, one can be anywhere in India and receive the same content without any of the fade-offs that are routinely encountered as one moves away from cities covered by FM.

➢	Limited advertising. Although we carry limited advertising on some of our channels, most of our programming is either commercial-free or carries substantially less advertising than FM services in our target markets. There are no commercials on the WorldSpace-branded channels.

➢	“Voice from home”. Through us, segments of the population can receive the ethnic or home content of their choice. In the case of India, there are 17 principal languages and the people who speak them are dispersed throughout India, the Middle East and Southeast Asia. For instance, there are millions of Tamil speakers outside their native Tamil Nadu region and yet there are virtually no radio stations catering to those Tamil speakers living in cities such as New Delhi or Mumbai. A large number of Indian expatriates and people of Indian origin are located in countries that are covered by the same beam as India. There are also large numbers of U.S. and U.K. expatriates living in our target markets. Through our services, all of these people are able to receive content from their homeland or in their preferred language.

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Continue to lower chipset and receiver costs and increase receiver capabilities

Lowering the price of our receivers is an important factor in our ability to acquire subscribers. Our strategy consists of three main elements: (i) to continue to lower the costs of the enabling receiver technology for our receivers in order to bolster sales of stand-alone receivers; (ii) to provide a “WorldSpace-Embedded” solution whereby consumer electronics manufacturers can embed our chipsets into their hi-fi systems and televisions; and (iii) to provide WorldSpace functionality through separate “attachment products” which will allow customers to upgrade their current home or automobile systems to receive the WorldSpace service. We are working closely with Analog Devices (manufacturer of our second generation chipset) as well as product manufacturers and distributors to ensure the execution of this plan.

For our stand-alone receiver products, we will seek to continue to lower the costs of the receivers and increase their functionality. We currently offer a number of receiver products to address both the high- end consumer and the more price sensitive segments of our target markets. Our initial receivers sold between 2000 and 2001 retailed for between $200 and $300. Working with our receiver manufacturing partners, WorldSpace receivers currently sell for between Rs.3,790 and Rs.11,690 (approximately $85 to $270), and BPL, one of the largest consumer electronics manufacturers in India, offers a low-cost receiver for Rs.2,790 (approximately $65), after subsidy from WorldSpace. Our next generation receivers will have a number of improvements over our current receivers; we anticipate that these will initially be offered at prices between Rs.4,500 and Rs.10,000 (approximately $100 to $230). We expect prices of our next generation receivers to fall over time as sales volumes increase and technology follows a trend, similar to our first generation devices. We plan to continue selectively subsidizing receivers in order to drive subscriber acquisition.

In addition, we intend to work with our producers to enhance the features and lower the costs of our chipsets to allow for these producers to offer “WorldSpace-Embedded” consumer electronics, enabling our manufacturing partners to offer devices such as TVs and hi-fi systems with our chipsets embedded inside without adding materially to the price of these devices. BPL is currently considering embedding TVs and hi-fis with our chips. Similar efforts are underway in China.

Offer a mobile service designed for automobiles

Together with Analog Devices, we are developing an automobile compatible mobile receiver and service, initially for the Indian market and eventually for the Chinese and Western European markets as well. To commercialize this product, we will need to:

➢	Establish a network of terrestrial repeaters, which will make our service more reliable in urban areas. The establishment of a terrestrial repeater network will allow us to market a mobile service for automobiles similar to the service that Sirius and XM offer in the United States. Our geostationary satellites have relatively high elevation angles and our L Band technology is more efficient, thus allowing us to minimize the additional capital investment required to supplement our infrastructure with networks of terrestrial repeaters to enhance reception in target urban markets.

➢	Leverage established strategic relationships with chipset manufacturers, system integrators and receiver manufacturers including relationships with Analog Devices, Webel Mediatronics Limited (Webel), Nippon Audiotronics and Flextronics. We have been working closely with our partners to develop the needed technology and product form factors.

Form partnerships with name-brand manufacturers, distributors and content providers in each of the markets we serve

In order to penetrate any given market, we will attempt to work together with the strongest partners for distribution, receiver manufacturing, content and other key areas in each market to ensure the timely

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launch and successful execution of our business plan. Our position as the only DARS service provider in our target markets allows us to select strong local partners on a basis favorable to us. In contrast, in the United States, XM and Sirius compete for automobile manufacturers, content providers and distributor relationships. We believe we have been successful in India and intend to employ similar strategies in other markets as well, including China. In India, we partnered with BPL, which is a leading consumer electronics manufacturer and distributor in India. We also secured relationships in India with other leading distributors and consumer electronic dealers. As we introduce our mobile receivers, we intend to establish relationships with automobile manufacturers that will allow us to integrate receivers in their automobiles and promote product awareness. Since the after-market automobile accessory market is well-established in India, we are also working with those accessory retailers and installers who we believe will be responsible for most of the early mobile service sales and installations. We have also established relationships with some of the strongest Indian news, sports, music and general programming providers, such as NDTV, a leading Indian news and information provider, RM Radio and others.

In China, we are poised to become the only digital audio radio broadcaster, foreign or domestic, with the ability to broadcast nationally directly to individuals, homes and automobiles in China. Our agent ChinaSat has acquired the necessary spectrum allocation and is attempting to acquire certain other approvals necessary to operate satellite transmission services in China. Additionally, our agent, ChinaSat, has established a uplink station in Beijing for the AsiaStar satellite. We are finalizing partnerships with China National Radio and China Radio International, both subsidiaries of SARFT, for Chinese content and programming. As is the case in India, we are working with local government broadcasters and local media companies who are attracted by our national, regional and local coverage reaching virtually all of China as well as Chinese expatriates within our broadcast coverage area.

Target other short-term niche opportunities

Expatriate market.    As of 2001 there were more than 12 million Indians and 25 million Chinese living outside of India and China but within our broadcast coverage area, according to the High Level Committee on Indian Diaspora established by the Indian Government and the China Overseas Communication Society. There were approximately 2.1 million U.S. expatriates in 1999, according to the U.S. Department of State, and we believe a similar number of U.K. expatriates, living within the broadcast coverage area of our satellites. We believe this expatriate market will be receptive to the programming that we currently offer. Our programming will serve as a “voice from home” that connects them with the day-to-day events and culture of their country of origin. For example, we believe that CNN, NPR and Fox News will appeal to western expatriates, while Indians living abroad will appreciate the chance to receive NDTV news channels. We also expect that, because we can provide programming in expatriate subscribers’ native languages, there will be demand for our services despite the local entertainment and news services already available to them in their host country.

Seek relationships with government agencies.    Our technology is capable of disseminating information other than traditional radio programming. For example, we have strategic relationships with U.S. developmental and defense agencies, as well as a relationship with the Indian Meteorological Department, with whom we plan to create a service to provide coastal fishing vehicles with a low-cost up-to-the-minute weather report system capable of displaying graphical depictions of local weather patterns. We continue to seek, on a case-by-case basis, relationships with other governments and regulatory agencies similar to those we currently have in place.

OUR MARKETS

Within our broadcast coverage area, we believe that India and then China, followed by Western Europe, are the most attractive target markets for initial launch of our service. We are in the process of launching a marketing campaign in India that is designed to expand significantly our subscriber base, continuing

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the roll-out of our business, and planning for a mobile market with terrestrial repeater networks in selected urban areas. Following our roll-out in India, we plan to extend our services and marketing efforts into China.

Indian market opportunity

India is our initial target market and the initial focus of our business plan. We believe that there is high potential demand for our services in India as a result of the size and diversity of the market, the potential for sustained economic growth, the relative underdevelopment of local traditional radio markets and the high potential for consumer adoption of our services that was identified by a recent market survey conducted by IDC. India has the second-largest population in the world behind China, with approximately 1.1 billion people; according to the 2001 Indian census, India has 35 urban areas with populations of more than 1 million people. India’s economy is one of the fastest growing in the world. A Moody’s investor service report, dated March 2005, estimates that India’s real GDP grew by 4.4% in 2000, 5.8% in 2001, 4.0% in 2002, 8.5% in 2003 and was anticipated to grow by 6.9% in 2004. With more than 7 million passenger cars, India has experienced robust growth in passenger car sales over the past few years. Total annual passenger car sales were 570,000 in 2001, 598,000 in 2002 and 701,000 in 2003; Asia Times estimates that passenger car sales were approximately 1.0 million in 2004.

While Hindi and English are the two main national languages of India, many of the people in India identify with an alternative language associated with their ethnic group. In total, 17 principal languages are spoken in India.

The Indian radio market remained underdeveloped and was dominated by AM transmissions until the beginning of 2001, when India’s government permitted private FM broadcasters to enter the radio market on a limited basis across the country. Although an aggregate of 22 private FM channels are broadcast in India, none of these private FM broadcasters is permitted to broadcast news and current affairs content according to a 2004 report by the Telecom Regulatory Authority of India (TRAI). The FM channels rely on advertising revenue and therefore cater to the widest market. As a result, their formats and content are generally similar in nature. Additionally, the programming quality and signal power of the FM stations are limited.

Over the last several years, India has experienced rapid growth in consumer adoption of subscription-based services such as mobile phones, cable television, direct-to-home satellite television (DTH) and Internet services. The rapid growth in subscription-based services demonstrates demand for, and adoption of, new technologies and services, as well as the financial ability to pay for these services.

Indian mobile phone services have experienced substantial growth over the past two years. Cellular Operator Association of India reports indicate that, from December 2002 to December 2004, mobile phone subscriptions grew by 256%. At the end of 2004, India had more than 37 million mobile phone subscribers, representing a market penetration rate of approximately 3.5%, with Bharti Tele-Ventures Limited, a large Indian mobile phone operator, reporting subscribers paying an average fee of approximately Rs.520 ($12) per month for service in 2004. According to India-Cellular, a low-end mobile phone in India retails for approximately Rs.2,200 (approximately $50).

At the end of 2004, India had an estimated 45 million cable television subscribers, according to the website of the Daily Dispatch, representing a 24% penetration of households. The cable television market in India is highly fragmented, with numerous independently owned operators controlling different geographic regions. According to Economist Intelligence Unit, a small low-end television retails for approximately Rs.7,000 (approximately $161).

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DTH television in India is relatively new. Aside from the Indian government-owned entity, Doordarshan, there is only one private broadcaster that is currently operational, Zee Telefilms, with a second competitor, Star, in development. While there is no independent data, numbers released by Zee Telefilms indicate a base of approximately 180,000 subscribers in India as of February 2005, with subscription prices between Rs.100 and Rs.450 (approximately $2 to $10) per month and with an average monthly subscription price of Rs.170 (approximately $4). According to Doordarshan, the initial cost of hardware, which is a decoder set top and a satellite dish, is approximately Rs.3,000 to Rs.3,500 (approximately $70 to $80).

In 2003, India had approximately 18.5 million total Internet users and nearly 4.1 million paying subscribers, as reported by websites of Internet World Stats and the Internet Service Providers Association of India. According to TRAI, the monthly subscription fee for Internet service is approximately Rs.310 (approximately $7) per month. The cost of a low-end personal computer in India is approximately Rs.30,000 (approximately $690) according to Euromonitor plc.

Our target market comprises upper, upper middle and middle class households, which currently number approximately 60 million and is anticipated to reach 105 million by 2010 according to estimates of the National Council of Applied Economic Research. The most affluent 20% of the Indian population (approximately 37 million households) has an average income level of $37,500 per year, converted on a purchasing power parity basis.

We believe that there is significant demand for our satellite radio service in India. An IDC market study completed in May 2005 indicates that approximately 44% of the respondents in our target markets would be interested in our services, would be willing to pay between Rs.100 and Rs.150 (approximately $2 to $3) per month for our services and would be willing to purchase receivers for Rs.5,000 to Rs.5,500 (approximately $115 to $125).

Our India business plan

Existing infrastructure.    We have spent the past four years building the required infrastructure to execute our business plan in India. We have developed and implemented the necessary technology, satellites, regulatory authorizations, distribution network and customer care service to deliver home audio services. We began broadcasting our home audio service in India in 2000 on a free-to-air basis. Concentrating our initial marketing efforts in one metropolitan area, Bangalore, we have added content to our subscription service and are transitioning certain free-to-air content to subscription service. As of June 30, 2005, we had more than 27,000 paying subscribers in India, for a subscription package offered at Rs.1,200 (approximately $30) per year. On July 7, 2005, we increased our subscription pricing to Rs.1,800 (approximately $40) per year for new subscribers. We currently offer our subscribers in India 38 channels of music, entertainment and information programming in eight languages, and anticipate introducing eight new channels in the near future. This programming ranges from regional to national and international in its focus.

Distribution and market penetration.    In 2005, we intend to concentrate on a few of the largest areas in India: New Delhi, Mumbai (formerly known as Bombay), Chennai (formerly known as Madras), Hyderabad and Bangalore. In the second half of the year, we plan to expand our market to include Ahmedabad, Kolkata (formerly known as Calcutta), Chandigarh, Pune (formerly known as Poona) and Kochi (formerly known as Cochin). In 2006, we plan to expand our service to 20 additional Indian cities with populations greater than 1 million people.

Our distribution strategy includes (i) consumer electronics retail outlets, (ii) branded WorldSpace experience stores, (iii) WorldSpace kiosks, (iv) direct-to-consumer sales, (v) corporate/institutional sales and corporate gift programs, and (vi) promotions with other consumer durable brands for bundling

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offers. We plan to distribute our receivers through more than 250 retail outlets in target metropolitan markets during 2005. We currently distribute to retail outlets through regional distributors, but we expect to outsource distribution to third parties as we increase our sales and penetrate additional markets. We selected the retail outlets in cooperation with our regional distributors based on their traffic volume and marketing focus. A portion of the retailers will participate in our Priority Retailer Program in 2005, which includes in-store support from WorldSpace, the ability to utilize certain locations to test particular marketing and sales tactics, and particular inventory and space commitments from the retailer. We have begun to establish exclusive WorldSpace brand showrooms in key metropolitan markets as part of our branding and distribution strategy. We currently operate one showroom in Bangalore, one in Chennai and one in Hyderabad. We have also franchised one other WorldSpace-only brand store in Bangalore.

To supplement the efforts of branded showrooms, we are also implementing WorldSpace kiosks with listening posts, which are distinctively designed and placed in high traffic areas, for customers to experience and purchase our services. These kiosks will be managed by WorldSpace regional offices and moved from location to location, as called for. This approach will allow for low cost retailing, without sacrificing the brand and customer service that are available in our branded showrooms. We expect our priority retailers and branded showrooms stores and kiosks to generate a significant portion of our subscriber additions, as well as offer an ideal environment for potential customers to understand and experience the value of our services. For our direct-to-consumer channel, we have established a network of agents with experience serving the consumer electronics and telecommunications industries in India. Corporate sales are expected to come mainly from automobile, telecommunications, credit card, hospitality and pharmaceutical companies, and are expected to include, for example, bundling solutions with gifts or special offers to their own employees and clients.

We are also in the process of identifying certain consumer durable brands, such as high-end audio system, DVD and TV, which might be interested in bundling the WorldSpace receiving capability into their products, thereby enhancing their value offerings.

We have manufacturing arrangements in place with BPL, Tongshi, P.T. Hartono Istana Teknologi (Polytron) and G-Hanz GmbH (G-Hanz) to produce and develop our receivers.

Content.    The basic subscription package that we offer in India consists of international news and sports channels; WorldSpace-branded English language channels playing a full range of international music; Indian niche genre channels such as Jhankaar, Ghandharv, Shruti and Farishta; Indian regional news channels such as NDTV India and NDTV 24*7; and Indian regional music channels such as Sparsha, Spandana, Spin, Radio Tara, KL Radio and RM Radio. The channels are broadcast 24 hours a day.

We intend to launch eight new channels: a lifestyle and meditation channel; regional music and lifestyle channels in the Punjabi language and in the Marathi language; a business channel; a sports channel; a comedy channel; a children’s channel; and an educational channel. We also intend to start to broadcast four of our channels live. Our long term strategy focuses on live music broadcasting, as well as increasing channels with a regional and talk focus. We are also developing certain niche channels to address the needs of prospective listeners such as children/youths, farmers and truck drivers.

Mobile service.    We plan to introduce a terrestrially augmented mobile service in India after receiving appropriate regulatory approvals and to develop next generation receivers capable of receiving signals from both our satellites and from the terrestrial repeater networks that we will establish in certain urban areas once they have been authorized. One of our chipset developers, Analog Devices, is now in the advanced stages of implementing terrestrial waveform reception capability on its proprietary Blackfin Digital Signal Processor.

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We plan to use India’s extensive electronics and automobile aftermarket networks to sell our early automobile-mountable mobile receivers. Currently, we have an agreement with BPL to manufacture and sell automobile aftermarket mobile receivers worldwide. We plan to establish partnerships with automobile manufacturers so that they can offer factory-installed WorldSpace receivers in their new cars. We also plan to establish distribution relationships with auto accessories store chains, which play an important role in the Indian aftermarket.

Sales, marketing and customer care.    Retail outlets currently carry WorldSpace products in New Delhi, Mumbai, Bangalore, Hyderabad and Chennai. Our local retailers make the initial sales of receivers and subscription packages, collect customer information and assist customers in setting up our service.

Our marketing plan includes advertising in various types of traditional media, experiential selling in stores and malls with a high volume of customer traffic and through events, promotions and co- marketing arrangements. We will initially focus on category creation, trade acceptance and experiential placements with a focus on product and service awareness and expansion in stores with a high level of customer service and an ability to demonstrate the subscription service.

We have a proprietary Subscriber Management System that is operating in India. Our call center function has been outsourced to Spanco, a leading Indian call center service provider. Receiver installation and service support is provided by our regional offices and our distributors.

Chinese market opportunity

China is the most populous nation in the world with approximately 1.3 billion people and 8 million passenger cars. According to China Median Monitor, there are 360 million households in China. At the end of 2002, China had 30 provinces with populations greater than five million, and nine provinces with populations greater than 50 million. In addition, China’s economy is one of the fastest growing in the world. According to a Moody’s investor report, China’s real GDP grew by 8.0% in 2000, 7.3% in 2001, 8.0% in 2002 and 9.1% in 2003. The report estimates that China’s real GDP grew 9.0% in 2004 and is expected to grow by 7.8% in 2005. The most affluent 20% of the Chinese population (approximately 72 million households) has an average income level of $38,500 per year, converted on a purchasing power parity basis with the United States.

China is also one of the fastest growing automobile markets in the world and is the third largest behind the United States and Europe. We believe there are unique opportunities to market our automobile receivers in this developing market just as the industry itself is experiencing significant growth. There are currently more than 8 million passenger cars, of which 735,000 were sold in 2001, 1.1 million in 2002 and 2 million in 2003. An estimated 2.8 million passenger cars were sold in 2004, which would represent a 40% growth over the prior year.

Putonghua, or the national standard language, is widely used in China; China also has numerous additional minority and ethnic languages. China is a communist state with a socialist economy and business model, and popular entertainment remains highly regulated.

Traditional radio, the Internet and television are the largest comparable services now available in China. China has developed a large infrastructure for each. Zenith Optimedia reports that, in 2002, there were approximately 330 million radios and televisions in China. According to Media & Marketing Limited, there are over 39 channels of cable and an average of 10-15 FM stations in each of China’s major metropolitan markets.

Mobile phone use has become extremely common in China. The website of the China Internet Information Center reports that there are approximately 330 million mobile phone subscribers. The

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Chinese mobile phone market has experienced double-digit growth over the past four years; based on data from Euromonitor plc. reports that, in 2003, mobile phone subscriptions grew by 30%. China’s approximately 330 million mobile phone subscribers represent a penetration rate of approximately 25%, with subscribers paying an average fee of $12 per month for service in 2003 (reported by Sino Cast China IT Watch). Euromonitor plc. reports that a mobile phone in China retails for between $60 to $600 in 2003 depending on the brand name, design and functionality, with the average mobile phone costing an average of approximately $200.

In February 2005, the New York Times reported that China has an estimated 105 million cable television subscribers, representing a 30% penetration of television households. Monthly cable subscription fees vary depending on the level of consolidation of the industry in a particular region, with subscription packages, as reported by Zenith Optimedia, at approximately $1.80 per month in 2003.

China Internet Network Information Center (CNNIC) and the Industry Standard report that in 2003 there were approximately 94 million Internet users and 72 million Internet subscribers, representing a 5.5% Internet subscriber penetration rate of the total population. A monthly subscription fee for Internet services ranges from $6 to $24 per month (reported by CNNIC). According to Euromonitor plc., the average cost in 2003 of a personal computer in China was approximately $1,250 for a desk-top and $1,600 for a notebook, with prices varying depending on brand and functionality, among other variables.

Our China Business Plan

Although China is one of the most highly regulated countries with respect to media and has not committed to increasing openness in the broadcasting industry, we believe that we are well-positioned to benefit from its increasing openness to Western companies following China’s accession to the World Trade Organization.

We began exploring business opportunities in China with the establishment of a representative office in Beijing in 1998. We chartered a wholly foreign-owned enterprise, WorldSpace China Information Technology Ltd., in January 2002. Our primary goals with respect to China have been to establish a presence in the Chinese market, to open and solidify relations with the central government and its regulatory agencies and to convert these relationships into contractual, regulatory and operational approvals and consents to foreign invested enterprises.

In 2000, China Telecommunications Broadcast Satellite Corporation (China Satellite Corporation), which became a wholly-owned subsidiary of ChinaSat after a restructuring in 2001, obtained MII’s approval for its one year commercial testing of satellite-based information service using the L Band of AsiaStar. In 2004, our agent, ChinaSat, constructed a state-of-the-art uplink station for ChinaSat in Beijing. Our technology, including our “China-Only” receiver, for use in China has been tested and reviewed by SARFT. We have developed important relationships with SARFT and with two media entities under direct supervision of SARFT, China National Radio and China Radio International, as well as with ChinaSat, our agent in China. We expect, in cooperation with local partners, to gain acceptance as the first non-government direct-to-consumer broadcast satellite service in China.

We have developed a “China-Only” version of our receivers, which is programmed to decode only those broadcasts intended for listeners within China. This feature will ensure that programming from outside China will not be decoded by China-Only receivers within China. To facilitate local low-cost production in China, we have entered into agreements with China-based receiver producers Tongshi and Tesonic. Receivers from these suppliers are expected to retail for approximately $85 to $150.

Initially, we intend to introduce our Chinese service in Beijing, Shanghai and Guangzhou. Thereafter, we intend to expand to the next five largest metropolitan areas, then to all developed provincial capitals and, finally, to all of China. Our short-term goals in China are to: (i) conduct research in order to determine

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appropriate content; (ii) acquire programming content; (iii) identify compatible receiver distributors and put distribution agreements into place; and (iv) identify and implement our regional office staffing needs. With respect to content, we intend to focus on three initial types of service:

➢	business services such as stock quotes, business news, business management and training techniques and financial services;

➢	educational services such as distance English education, primary and secondary school lessons, professional training, English language training and business English; and

➢	entertainment services such as music, general entertainment, sports and telematics, among others.

We believe we are well positioned to offer an initial DARS system to the Chinese market, subject to any required government approvals. Through WorldSpace China, we have entered into memoranda of understanding with several third-party providers of content relating to these services, including China National Radio, China Radio International, SEEC and Hunan Radio & TV.

Western European Market Opportunity and Our Western European Business Plan

We are continuing our business development efforts in Western Europe, which we believe presents a significant opportunity for a mobile DARS offering. Although WorldSpace can provide satellite DARS in Western Europe today through portable receivers, mobile reception requires the implementation of complementary terrestrial repeaters. These repeaters would operate within WorldSpace’s assigned frequency band and would be used to fill gaps in satellite coverage, particularly in urban zones.

We believe that the demand for mobile DARS in Western Europe may be greater than that of the United States, given Western Europe’s wide variety of linguistic groups coupled with a large automobile market. Our AfriStar satellite enjoys a strong regulatory franchise, based on ITU priority in the 1467-1492 MHz frequency band, and therefore positions WorldSpace to be the first satellite DARS in Western Europe. Prior to launching a European mobile DARS offering, we are introducing changes to our current DARS chipset and receiver designs to bring the system into compliance with regulatory and technical requirements for providing a mobile service in Europe.

The countries we are currently reviewing for possible launch of a mobile European DARS service are France, Germany, Italy, Spain and the United Kingdom. We plan to launch our service in two phases. The first phase would offer mobile services in a single national market, while the second phase would focus on adding selected other targeted countries. Phase One would utilize the west beam of our AfriStar satellite and a complementary terrestrial component repeater network in the market’s urban zones. Phase Two would require the launch of an additional high-power L Band satellite and the deployment of complementary terrestrial components in urban zones within additional service countries.

We intend to offer five different program packages, consisting, respectively, of primarily French, Italian, German, English or Spanish programs, together with a number of pan-European channels. Each package would contain around fifty channels including music, talk and sports, as well as niche services such as a mixed audio and data nautical channel. The content offering will include original and exclusive channels targeting different population segments that have been identified by our market studies. Although the intended primary focus of our plan is to target the automobile market, other potential applications such as the home reception or commercial vehicle markets would also be implemented.

In planning for the launch of a mobile DARS in Western Europe, we are pursuing strategic relationships with automobile OEMs, media groups, receiver manufacturers and technology providers, including Peugeot - Citroën (PSA), Fiat, Fraunhofer Institute, ST Microelectronics and Analog Devices.

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PROGRAMMING AND CONTENT

Consumer radio

Our approach to content comprises three key strategies: (i) to form partnerships with the best international, national and regional content providers; (ii) to create high-quality original content where appropriate; and (iii) to aggregate in each of our markets the most appealing mix of audio programs. The mix of audio content provided in each market is tailored to the needs and preferences of major, as well as niche, target listener segments within such market. Each of our satellites broadcasts three beams of information covering different parts of the satellite’s footprint. Each beam has the capability to broadcast up to 80 channels with its own individual mix of programming. For example, our AsiaStar satellite offers one set of content on the beam primarily targeting India and will offer a different set of content on the two beams targeting China and the surrounding areas.

Overall, we currently broadcast a total of 62 separate digital channels, delivering music and multilingual news, sports, information and data. Currently, 38 channels are provided by international, national and regional third parties and 24 are WorldSpace-branded channels produced by us, or by third parties uniquely for us. The WorldSpace-branded channels represent the most popular international music formats, including contemporary hits, country, classic rock and jazz. In our studios in Washington D.C., Bangalore, India and Nairobi, Kenya, we create 18 original music and lifestyle channels for distribution on the WorldSpace platform. In the Washington, D.C. studios, we also create 4 original music channels for distribution on the XM platform.

In order to protect the programming offered on our satellites, we use encryption technology to mitigate signal piracy and to protect access to, copying of and tampering with the manner and method through which our content is offered as well as the content itself. Our next generation receivers will use improved compression technology, eventually allowing a greater number of channels to be sent over our existing bandwidth.

We have agreed to provide free of charge 5% of the capacity of each of our satellites to First Voice through the life of such satellites and to provide uplink service for First Voice’s content for two years. First Voice is a nonprofit organization whose establishment was inspired by our Chairman and Chief Executive Officer, Noah Samara, and which provides free informational and educational programming to local communities within our broadcast coverage area. Mr Samara is also the Chairman of First Voice.

AsiaStar

The northwest beam of our AsiaStar satellite offers 38 channels to our primary market of India. As we increase our marketing, we intend to increase the number of channels offered to approximately 50.

The chart provided below details the type of content offered on each of the 38 channels currently offered in India. We are presently preparing to launch seven new channels, including a lifestyle/meditation channel, and regional music and lifestyle channels in the Marathi language. Some of our channels are available free-to-air, but most require a subscription service. In the chart, “Broadcaster” channels are channels for which we acquire the content from a third-party broadcaster and “WS-branded” channels are channels for which we produce the content or have the content produced for us.

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India Channels
Channels	Language	Program	Type	Free-to-Air	Premium
International Music
UPop	English	Global Hits	WS-branded		✓
The System	English	Electronica Dance	WS-branded		✓
Orbit Rock	English	Classic Rock	WS-branded		✓
Bob	English	Modern Rock	WS-branded		✓
Riff	English	Jazz	WS-branded		✓
WorldZone	English	World Music	WS-branded		✓
The Hop	English	Oldies Rock & Roll	WS-branded		✓
Up Country	English	Country	WS-branded		✓
Maestro	English	Classical	WS-branded		✓
Potion	English	Adult R&B	WS-branded		✓
Voyager	English	Adult Pop	WS-branded		✓
Top 40 on 40	English	Top 40 Chart Hits	WS-branded		✓
Radio Amore	English	Love Songs	WS-branded		✓

International News
BBC—Asia West	English/ Multi	Regional News	Broadcaster		✓
BBC Global Service World News	English	Global News	Broadcaster		✓
CNN International	English	News	Broadcaster		✓
NPR	English	News	Broadcaster		✓
Bloomberg	English	News	Broadcaster		✓
RFI	French	News	Broadcaster		✓
WRN	English	News	Broadcaster		✓
Fox News	English	News	Broadcaster		✓

International Sports
talkSPORT	English	U.K. Sports	Broadcaster		✓

International LifeStyle
Infusion Radio	English	Motivational	Broadcaster		✓

Indian Regional Music
KL Radio	Tamil	Tamil Film Music	Broadcaster		✓
RM Radio	Malayam	Kerala Music	Broadcaster		✓
Sparsha	Kannada	Kannada Regional Music & Lifestyle	WS-branded		✓
Spandana	Telugu	Telugu Pop & Lifestyle	WS-branded		✓
Radio Tara	Bengali/English	Bengali Pop & Lifestyle	WS-branded		✓
Spin	English	Western Pop	WS-branded		✓
Tunak	Punjabi	Punjabi Pop & Lifestyle	Broadcaster		✓

India Regional News
NDTV India	Hindi	Indian News	Broadcaster		✓
NDTV 24x7	English	Indian News	Broadcaster		✓

India Niche Genres
Shruti	Multilingual	Carnatic Classical	WS-branded		✓
Gandharv	Hindi/English	Hindustani Classical	WS-branded		✓
Jhankaar	Hindi/English	Current Bollywood	WS-branded		✓
Farishta	Hindi/English	Retro Film Hits	WS-branded		✓
Sai Global Harmony	Multi	Devotional, Meditations	Broadcaster	✓
Asia Development	English & Nepalese	Informational	Broadcaster	✓

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We plan to use the other two beams on the AsiaStar satellite to broadcast in China and Southeast Asia.

AfriStar

Our AfriStar satellite offers 41 channels, most of which are available on all three beams. The programs offered on these channels are broadcast into Africa, the Mediterranean basin countries, the Middle East and parts of Western Europe. This programming includes all of our international music and news programming, and also includes regionally specific programming such as Radio Caroline, Virgin Radio U.K., East FM, Lamp FM, Europe 1 and Sunrise Radio.

RECEIVERS AND MULTIMEDIA AND DATA DEVICES

Consumer audio receivers

WorldSpace receivers are currently available in a range of individual, home and office models. Models available on the market today include portable, durable individual units specially suited to meet the needs of travelers, the military and rural conditions to boom-box type units with CD, AM and FM features designed to interest the younger, electronics savvy consumer. Working with Analog Devices, we are developing our next generation of receivers based on a new digital signal processing chipset. These next generation receivers will have a number of additional capabilities. In order to take advantage of those capabilities, we will have to broadcast our signal in a new waveform. However, our current generation of receivers will not be able to interpret this new signal. As we introduce and market our next receivers, we expect to broadcast in both waveforms. However, at some point in the future as our next receivers achieve broad market acceptance, we expect that we will discontinue broadcasting the signal used by our current generation of receivers.

Current products

Our customers can access our digital audio service using special receivers with a small antenna (about 6-8 cm). All receivers have liquid crystal display screens capable of displaying text messages of up to 32 characters in length and can paginate to allow longer messages. This capability is not currently utilized. This text could include messages such as information on the music being played (e.g., the artist’s name, song title, words and record company), advertisements and/or ordering information, weather updates, financial information or other public service announcements. In addition, each of our receivers includes a data port, so that any receiver can be used to receive multimedia or data services at 128 kbps. Some of our current receivers can also be mounted on automobile dashboards with their antenna placed on the roof. As long as line of sight with our satellites is not obscured, the receiver will operate. This mobile solution will be improved upon in our next generation receivers and by the creation of a terrestrial repeater network.

Our receivers used in India are manufactured by a number of third-party companies, including BPL, AMI, Tongshi, Polytron and JS Information & Communication Co., Ltd. (JS Info). They are sold in the retail market at prices currently ranging from Rs.3,790 to Rs.11,690 (approximately, $85 to $275). In addition, BPL offers a low-cost receiver for Rs.2,790 (approximately $65). To help achieve this price point, we currently provide a subsidy for this receiver. A key strategy is to reduce the price of receivers by licensing manufacturing in the local markets, and obtaining manufacturers’ commitments to reduce receiver prices over time. We continue to pursue all opportunities to reduce receiver costs. At the same time, we encourage manufacturers to produce a diversity of receiver products to appeal across market segments.

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The table below shows the different types of our receivers that are currently offered in the Indian market.

Name of unit	Manufacturer	Price	Picture
Celeste I	BPL	Rs.6,890 (approximately $160)

Celeste II	BPL	Rs.6,690 (approximately $155)

Celeste IV—Vibe	BPL	Rs.2,790 (approximately $65)

DAMB-R	Tongshi	Rs.9,990 (approximately $230)

Diva	BPL	Rs.3,790 (approximately $85)

PWS 1 & 2	Polytron	Rs.11,690 (approximately $270)

WSSR 11	G-Hanz	Rs.3,790 (approximately $85)

New product line

We are working with Analog Devices and our receiver manufacturers to produce a next generation of receivers with advanced capabilities. These receivers will use Digital Signal Processing (DSP), technology in their chipset. The DSP technology allows a stock chipset to be programmed to operate in our receivers. These new receivers will incorporate interleaver processing technology that will allow them to buffer broadcast signals for approximately 4 seconds, reducing signal disruption due to temporary blockages (such as passing under a bridge). The new receivers will be capable of receiving a multi carrier modulated (MCM) replica signal from a network of terrestrial repeaters. The new receivers will also use improved audio compression technology, allowing us to broadcast high quality audio from our satellites using less bandwidth. This will eventually allow us to distribute more channels per satellite beam. When we begin marketing these receivers, we will introduce an over-the-air authorization channel (OAAC). This will allow us to activate or deactivate these receivers quickly without the customers having to enter passwords manually into their receivers.

Our new product line will include receivers specifically intended for automobile use. Initially, we plan to introduce after-market oriented products, which will be housed in a docking station on the automobile’s dashboard and will use an omni-directional antenna mounted on the automobile’s roof. Similar to the receivers used by Sirius and XM, these automobile receivers would access our satellite when in line of sight of our satellite or a terrestrial repeater network when line of sight to our satellite is blocked, which would generally only be the case when the receiver is in a major metropolitan area and large buildings,

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trees and other natural obstructions obscure line of sight with our satellites. We intend to introduce automobile receivers that can function as a plug-in add-on to existing sound systems and as an integrated after-market receiver that will entirely replace a traditional automobile receiver in 2006. We also intend to include telematics services delivered to a dashboard receiver and display unit, as well as audio services in our next generation of receivers and services. The types of telematics services that we would offer include navigational aids and downloads of news and information, weather data and streamed content.

We are currently in negotiations with third-party companies, including BPL and Nippon Audiotronics, to manufacture our next generation of receivers. We expect that the initial line of our next generation products will retail for prices ranging from Rs.4,500 to Rs.10,000 (approximately $100 to $225). We may, as part of our marketing program, selectively subsidize receivers in the future.

To take advantage of the chipset in our next generation receivers, we will have to establish a terrestrial repeater network. We have contracted with LCC, Inc., a U.S. wireless design, deployment and management company with experience in India to assist in building a terrestrial network. We expect that approximately 150 terrestrial repeaters will be necessary to establish adequate network coverage for India’s major markets. These terrestrial repeaters will be clustered primarily around the major metropolitan areas where obstruction of line of sight to our satellites is more common.

Our satellites can broadcast up to 80 channels per beam. We currently carry no more than 43 channels on any single beam, so we currently have the capability to broadcast substantially our entire programming choice in both current and new waveforms. But, to the extent we increase the number of channels we offer, our ability to do this will decrease. In addition, we have agreed to provide free of charge 5% of the capacity of each of our satellites to First Voice through the life of our satellites. We intend to initially broadcast approximately 25 channels in the new waveform. Gradually the number of channels offered in the new waveform will increase until all our programming is available in that format. In order to free bandwidth for additional programming in the new waveform, we will begin to discontinue broadcasting in the current format. The pace of this transition will be dependent on our ability and opportunity to add new channels and the acceptance of our next generation receivers.

In addition to the receivers we currently offer, we intend to integrate our next generation receivers into televisions and high-end audio systems. Adding WorldSpace functionality to a television or stereo system would increase the cost for the total system, but we believe the added cost to the customer will be significantly less than purchasing a standalone receiver.

Multimedia and data devices

We plan to target our multimedia and data broadcasting services to the business-to-business and business-to-government market. We have two primary products dedicated to multimedia and data services at 128 kbps, the Personal Computer (PC) card kit and the Digital Data Adapter (DDA). This technology is well suited for multicast applications and closed user group settings. Both of our primary multimedia and data port products allow the reception of our audio channels and multimedia data. The PC card kit consists of an internal card to be installed on the PCI bus of a PC, an antenna and a standard length of cable. This card contains two chipsets so that two broadcast channels can be received simultaneously; our audio programming and multimedia data. Since June 2001, we have made available a USB compliant Digital Data Adapter (DDA) as an external unit that extracts the data from our receivers and forwards it to the PC. Our customers can purchase the DDA to link their PC with their receiver and access multimedia and data services. We are exploring relationships with certain Indian governmental agencies and plan to focus more on multimedia and data broadcasting when we enter the Chinese market.

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MARKETING

We have been broadcasting our service and our receivers have been on the market in India since 2000. Initially, we broadcast only free-to-air channels, but in July 2002 we began offering a limited subscription service consisting of a package of three international music channels. In October 2002, we added another subscription package of three Hindi language channels. By the end of 2003, we had approximately 12,000 subscribers for these services in India. In March 2004, we encrypted the majority of our channels. As of June 30, 2005, we had more than 27,000 subscribers in India. Previous funding constraints severely limited our ability to market our service in India. In each of 2002 and 2003, we spent only $200,000 on marketing in India. In 2004, we spent $550,000 on marketing in India.

Using the proceeds of our December 2004 sale of senior convertible notes in the aggregate principal amount of $155 million together with the proceeds from this offering, we intend to increase our marketing efforts, principally in India. Our marketing plan encompasses advertising in different types of media, demonstration based sales in high customer traffic stores and malls, events, promotions, incentives for key retail partners and co-marketing arrangements. We intend to focus initially on target markets in India that have a population that is more likely to consume high-end entertainment goods and services. We intend to spend approximately $10 million in 2005 on our marketing efforts in India.

The marketing agency Ogilvy Mather will help us to refine our advertising strategy in India. We intend to open at least one experience store in a high traffic area of each of our target cities where we will offer in-store demonstrations and samples of our products. We anticipate that this will require us to open approximately 11 experience stores in the near term. We currently operate one such store in Bangalore, one in Chennai and one in Hyderabad. We have franchised to third parties the operations of another store in Bangalore. We also plan to use mobile experience environments housed in trucks in the future. In order to attract sufficient customers, we have contracted with specialized promotional agencies to organize promotional activities in high traffic malls. We plan to stage promotions and events such as concerts, using our content as the central focus. Each event would be followed with direct sales efforts through our direct selling agents. Finally, we intend to enter into co-marketing arrangements with various retail stores and locations, some of which already play our channels, such as restaurants, malls, theaters, stores and pubs. In each such location we will provide channels for customers to experience that match the ambience of that location, and in certain instances we will provide listening posts with fully operational receivers at which customers can listen to all 38 channels that we offer. In addition to the above, we will market through the local daily press and national media to establish a brand name in the media landscape. We intend to rely in part on public relations initiatives that portray us as a potent, new, creditable and serious media in order to attract media attention and garner a certain amount of non-paid editorial led media space.

Customer service

We have outsourced our customer care and call center operations to Spanco, an established operator in India with a centralized call center in Bangalore. A typical customer uses a uniform toll free number that is accessible to everyone across India in order to reach our customer care center. The call center is responsible for collecting customer information and providing passwords, handling customer queries over the phone, scheduling calls for service visits, handling sales inquiries and providing service information. Receiver installation and service support is provided by our regional offices and our distributors.

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Government services

In 2002, we launched our Government Sales Unit, which is focused on sales to U.S. and non-U.S. governments and government agencies, primarily in response to the U.S. government’s communication needs after September 11, 2001. Our service is capable of providing a secure, reliable and low-cost method of voice and other data broadcasting without additional terrestrial infrastructure. We have entered into contracts with U.S. and Indian governmental agencies for the provision of dedicated broadcasts using our system and receivers. To date, we have received more than $8 million in revenue from these contracts. We are also working with the Indian Meteorological Department to provide a dedicated service broadcasting weather forecasts and other data to India’s fishing industry.

Expatriate sales

In the areas where we broadcast there are many millions of people living outside of their home country. As of 2003, there were more than 12 million people of Indian origin and 25 million people of Chinese origin living outside of India and China, but inside our broadcast coverage area, according to the High Level Committee on Indian Diaspora and the website of China Overseas Communication Society. There were also approximately 2.1 million U.S. expatriates in 1999, according to the U.S. Department of State, and we believe a similar number of U.K. expatriates, living in our broadcast coverage area. We believe these people are often more affluent than their countrymen living at home, thereby making our services an attractive and affordable proposition even at higher price points. We can offer compelling programming such as CNN, the BBC, NPR, Virgin Radio U.K. and Fox News, as well as local Indian programming tailored for specific ethnic populations, to these groups. We believe that these groups will be receptive to programming developed for their native countries and appreciative of being able to receive that programming in their host country.

THE WORLDSPACE SYSTEM

Our system is a complete digital audio, data and multimedia system comprising three major components: the space segment, the ground segment, which includes satellite control and content uplinking, and the user segment. The space segment is designed to cover most of the geographical areas of the world (except North America and Australia) using three high-powered geostationary satellites. We have spent approximately $674 million on required infrastructure, including the satellites and the earth stations. Presently, two of the satellites, AsiaStar and AfriStar and their associated ground control systems, are providing operational services to Asia, all of the Middle East and Africa, and parts of Western Europe. We have two more satellites, one fully assembled (which we plan to use to provide mobile DARS in Europe) and another that is partially assembled and for which we have procured all parts (which will serve as a ground spare). The satellites are designed to provide digital audio, multimedia and data broadcasting to small fixed and portable L Band receivers in their line of sight anywhere in their broadcast coverage area. We also plan to implement terrestrial repeater networks that will be part of our system in selected markets within our satellite broadcast coverage area. With the addition of suitably located terrestrial repeater networks, the system can provide more reliable urban broadcast services to receivers in automobiles (similar to the services provided by XM, whose system is based on our proprietary technology).

The ground segment consists of the ground control system and the network management system. The ground control system provides the capability to monitor and maintain our satellites in-orbit over the desired life of the satellite. The network management system consists of centralized hub stations, or individual broadcast stations, with the ability to aggregate the program channels and uplink to the satellite within their view. Individual broadcasters that choose to uplink to a satellite directly from their broadcast facilities lease or purchase individual feeder link stations from suppliers approved by us. Using program encryption/decryption, the system provides subscriber management service through selective addressing of receivers and supports small messaging services.

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We built our system working with industry leaders, including Alcatel Space, EADS Astrium and Arianespace (France), SED (Canada), GSI (USA), Fraunhofer Institute (Germany), ST Microelectronics (Italy), Micronas (Germany) and others, to realize high quality and reliability of service.

Space segment

Both our AfriStar and AsiaStar satellites are Matra Marconi Eurostar 2000+ buses built by Alcatel Space and EADS Astrium, formerly known as Matra Marconi Space. Both are geostationary orbit satellites broadcasting programs in the L Band frequency (1452-1492 MHz range). Each of the two satellites has three downlink spot beams, with each beam covering approximately 14 million square kilometers of the earth. The AfriStar satellite, launched in October 1998, is located at the 21º East Longitude orbital location with beams covering all regions of Africa, the Mediterranean basin countries, the Middle East and parts of Europe. The AsiaStar satellite, launched in March 2000, is located at the 105º East Longitude orbital location with beams covering the most densely populated parts of Asia, including India, China and the southern part of Russia. The third satellite, which is fully assembled and ready for launch, is currently in storage at EADS Astrium’s facilities in Toulouse, France. A fourth satellite of identical design, for which long lead parts have been procured and partially assembled, is also maintained in storage in Toulouse, France and can be integrated and tested for launch in an abbreviated period of time.

Each satellite has a design life of twelve years, with an orbital maneuver life of 15 years, which means that each satellite has been designed to maintain its assigned orbital position (within 0.1 degrees) for 15 years. After that point, the satellite must be decommissioned. Our AfriStar satellite has developed a defect in its solar panels. As a result of this defect, the panels are collecting less power than intended and we expect that the defect will affect that satellite’s operation starting in 2008. At that point, the panels will not be collecting enough energy to fully power all three broadcast beams. As a result, we will have to make an operating decision in order to conserve power at that time, which may include broadcasting a smaller number of channels over one of the beams, or reducing our broadcast coverage area in our least utilized beams.

We use a digital data transmission scheme to transmit programs to portable receivers. Our digital format incorporates interleaving, Reed-Solomon and convolution encoding techniques to protect our service against transmission errors. Each of our satellites provides two types of channel capacity: transparent and processed. In the transparent mode, signals from ground stations are sent to the satellite in a time sequence known as time division multiplex (TDM). In this mode, different channels are brought to a central hub station for aggregation and uplink to the satellite. The satellite receives and rebroadcasts these channels to ground receivers within its coverage area. The three downlink beams receive programs from corresponding uplinks in different frequencies. In the processed mode, the satellite has the ability to process the received signals before retransmission. This second mode allows individual broadcasters to uplink to the satellite directly from their respective studios. In the processed mode, any program uplinked on a single frequency can be broadcast in any or all of the downlink beams.

Common to both types of transmission modes is the concept of Prime Rate Channels (PRCs). A PRC is a basic 16 kbps channel. Each beam consisting of two TDM carriers has a maximum capacity of 192 PRCs leading to a total capacity of 3,072 kbps. The PRCs can be combined to produce various levels of service for broadcasters—from 16 kbps to 128 kbps to meet the quality needs of programs. Channels can be split in real-time so that low data rate services, such as voice tracks or advertisements, can blend seamlessly with high data rate services, such as high quality music programming. We can provide up to 80 program channels per beam, ranging from mono AM to near CD quality audio, using this capacity and MP3 audio encoding. We can also provide multimedia channels combining audio, video and data of

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desired quality. With advanced coding techniques, such as AAC+, we will be able to realize our desired quality of service with less capacity usage, provided that appropriate modifications are made to the user receivers.

We are presently working to introduce mobile service using both satellite and ground retransmission capabilities. For this service we have modified the satellite waveform with the introduction of a long interleaver. It also uses advanced audio source coding techniques such as AAC+, which uses less bandwidth and also provides better audio quality. We are developing new receivers to receive mobile services, which will have the ability to receive programs coded in both MP3 and AAC+ formats. With the introduction of our mobile service, we will need to transmit separate broadcasts to our existing customers using our next generation receivers for a limited time.

Ground segment

Operation of each satellite currently in-orbit is monitored and controlled by the ground control system, comprising a regional operations center (ROC), two telemetry, command and ranging (TCR) stations and one communications system monitoring (CSM) station that performs monitoring of the downlink signal quality and control of each satellite. Our regional operations centers are located in Washington, D.C. for AfriStar and Melbourne, Australia for AsiaStar. The regional operating centers, through their satellite control centers, manage the performance and status of the satellite by controlling the satellite and monitoring the status of the onboard communications payload. In addition, the regional operations centers, through mission control centers, facilitate delivery and control the quality of the signals from the individual uplink stations to the satellites by assigning signals to the appropriate uplink frequencies and routing them to their appropriate downlink carriers. The system architecture is identical for each region.

The regional operating centers control the satellites via dedicated data lines to the TCR stations. Each satellite has two TCR stations with sufficient geographic distance between them so that if natural disasters or any unforeseen events were to make one inoperable, a back-up station will be available. TCR stations consist of an X-band uplink command and control system and an L Band telemetry monitoring system. A backup mode has also been provided using an S band link from Bangalore, India. The TCR stations for AfriStar are located in Bangalore, India and Port Louis, Mauritius and for AsiaStar in Melbourne, Australia and Port Louis, Mauritius.

In addition to the TCR stations, a Communications System Monitoring (CSM) station is associated with each satellite to monitor continuously the quality of the downlink services. Our CSM facilities are located in Libreville, Gabon for AfriStar and Melbourne, Australia for AsiaStar.

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Network management system

Our network management system provides the connectivity between the programming sources, the satellites and the receivers. The satellite transponders permit (i) a multiplicity of uplinks to the satellites directly from the broadcaster’s studio or from common hub feeder link stations (linked terrestrially to broadcasters through dedicated communication lines) and (ii) downlinks directly to receivers.

[There follows in the text a map depicting the current WorldSpace broadcast center network, including Production Operations Centers (POC) (Washington, D.C., and Bangalore, India) where programming is produced and Broadcast Operations Centers (BOC) (London, U.K.; Toulouse, France; Nairobi, Kenya; Dakar, Senegal; Johannesburg, South Africa; Beijing, China; Singapore; and Melbourne, Australia) where content is gathered and transmitted to one of our satellites. The satellites and BOCs are coded in white or in black to show which BOCs communicate with which of our two in-orbit satellites. The depiction also shows the communication paths from the POCs to the BOCs.]

In the common hub mode, the WorldSpace-branded broadcast channels, all audio channels from external broadcasters and multimedia content are backhauled and aggregated to a broadcast operations center (BOC) and the content is fed directly to a transparent hub feeder link station (TFLS). The external broadcaster’s contents are backhauled to the BOC using off-the-shelf codec equipment and dedicated communication lines. The TFLS multiplexes all the incoming audio channels and data, translates the encoded signal into PRCs in the TDM format compatible with the receivers. The TFLS then uses a single carrier frequency to uplink transmissions to the satellite. Onboard the satellite, the signal is routed by the transparent transponder to a specific downlink beam and transmitted via L Band frequencies to the receivers. A TFLS located in Johannesburg provides the uplink to the AfriStar satellite. A station in Singapore provides the uplink for the west and south beams of the AsiaStar satellite. The north beam of the AsiaStar satellite is supported by a TFLS located in Beijing, China.

As an alternative to the TFLS, individual broadcasters may also uplink directly to the satellite from their own facilities or from a central location via a Processed Feeder Link Station (PFLS). The PFLS can be installed at the broadcaster’s location or a location central to several broadcasters (to which programming is transmitted by the broadcasters via dedicated communication lines). The PFLS, after coding, translates the signal into PRCs for onward transmission to the processed transponder onboard the satellite. The processed payload transponder receives multiple uplink signals and processes them for rebroadcast in L Band. PFLSs in London, Nairobi and Dakar provide access to AfriStar. PFLSs in

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Melbourne and Singapore provide access to AsiaStar. The TFLSs and the PFLSs are equipped with custom-built encryption nodes to encrypt any channel or a group of channels to support the subscription management service.

We will also introduce an over-the-air authorization channel, which will allow any suitably equipped receiver to be activated or de-activated using a dedicated channel without requiring consumers to enter passwords directly into a receiver. This will facilitate quick and easy activation and deactivation of receivers over the air without requiring the manual entry of passwords into a receiver. The over-the-air authorization channel will also have the capability to send short messages to individual receivers.

User segment

Users must purchase a receiver compatible with the L Band frequency in order to access our system. The radio receiver processes, decodes and descrambles the signals to allow users to receive our programming content. Our broadcast frequency and satellites require a special receiver design incorporating a small patch antenna measuring approximately 6 to 8 cm (2.4 to 3.2 inches) which folds neatly into the receiver unit. Each receiver is individually addressable via a unique identifier that can be used to unlock specially coded audio or multimedia signals. This capability provides us with the flexibility to deliver free, subscription and/or premium services to consumers.

The small, attached receiver antenna facilitates satellite reception within the line of sight of the satellite. To allow for indoor use of the receiver, the antenna can be detached and placed against a window for line-of-sight view of the satellite. Where direct line of sight to the satellite is not possible, we offer a long-range Yagi antenna, which can be mounted outdoors and connected to the receiver. As with any wireless broadcast service, we expect that our transmission coverage will be subject to occasional “dead zones” where the service from the satellite may be blocked or interrupted and reception adversely affected by nearby tall buildings, elevations in topography, tree clusters, highway overpasses and similar obstructions.

Terrestrial system

Since line of sight reception may be difficult in the urban areas in which we operate, we intend to install terrestrial repeating transmitters to rebroadcast our satellite signals in the largest cities in India. Our next generation receivers would be capable of receiving this broadcast. The development of next generation mobile receivers will coincide with our installation of terrestrial repeating transmitters in the markets in which we operate in order to increase the reach of our broadcasts. The satellite component of the system will be based on the same TDM signal we currently use, but will use a modified waveform with several significant enhancements designed to improve in vehicle reception in areas partially shadowed by trees or other obstructions.

COMPETITION

We expect competition for our services from a diverse mix of audio, video and data providers ranging from traditional AM/FM and shortwave broadcasters, cable television and DTH satellite broadcasters, Internet-based radio broadcasters and other potential satellite DARS providers.

Traditional radio

We face competition from traditional AM/FM and shortwave radio broadcasters. The shortwave and AM/FM radio industries are well established and generally offer free-to-air reception paid for by commercial advertising. In addition, certain stations offer free-to-air programming without commercial interruption. Many shortwave and AM/FM radio stations also offer information programming of a local nature, such as local news or traffic, which we may not be able to offer. Radio stations compete for listeners and advertising revenue directly with other radio stations within their markets on the basis of a

Business

variety of factors, including program content, on-air talent, transmitter power, audience characteristics, local program acceptance and the number and characteristics of other radio stations in the market. In India, traditional AM/FM radio is not as important a source of competition as in other markets because of the poorer quality and narrow selection of programming currently offered. We may also face competition from Terrestrial Digital Radio (TDR) services in the future. TDR is a digital technological upgrade of traditional radio that offers up to CD-quality radio in over-the-air broadcasts with text information such as song title, weather and news alerts included. TDR experimental services are being conducted in a number of countries worldwide, including China, parts of Europe, India and Israel. A few countries, including Canada, the U.K. and Germany, have started regular commercial TDR services. Standards for providing such services in the United States were authorized by the FCC in October 2002. However, commercial TDR is not currently offered in any of our target markets, and we do not have reason to believe that the experimental services currently offered in some of our markets will be commercialized in the near future.

Satellite television and cable

Traditional cable operators and DTH satellite broadcasters programming television distributors offer programming that may compete with ours. Many cable television operators provide a set of music channels as an ancillary service for cable subscribers. Delivery of television via DTH satellite transmission is a growing phenomenon worldwide, including in most of the countries we have targeted, and these satellites may broadcast audio channels. Many DTH satellite services provide a set of music channels accessible through fixed dish receivers mounted on a home or building as an ancillary service for customers investing in the television dish and receiver, and paying the monthly or annual subscription price. DTH and cable audio programs may offer high quality signals and a customer’s choice of available programming is considerably broadened by these offerings—both aspects common to our planned service. Cable services and DTH television, however, are not portable and can only be heard through televisions or stereo receivers wired into the satellite antenna or cable television system, so they will not compete with our portable receivers, including our intended mobile automotive service. In addition, most DTH and cable audio services are presently limited to packaged recorded music and are secondary in marketing emphasis to television. However, there are a few existing providers of DTH radio, such as Digital Music Express, which offers over ninety channels of digital commercial free sound through a subscription service.

Internet radio broadcasts

There are large numbers of Internet radio broadcasts which can be accessed from any PC connected to the Internet anywhere in the world. In general, the audio quality of these broadcasts is dependent on the bandwidth available and the quality of the Internet connection. To the extent that higher quality sound is available, for the listener to experience a high quality broadcast they must have a broadband connection to the Internet and the listeners must connect their PC to quality speakers. This is currently unlikely to be a portable solution in the markets that we are targeting. Much of the current radio broadcasts are pre-programmed music playlists, not traditional radio type broadcasts with live DJs or up-to-the-minute news programming.

PC users can download music in formats suitable for storage and playback on their PCs. In contrast to music that is played on a PC directly from the Internet, the sound quality of music that is downloaded from specialty Internet sites for future listening on PCs can be comparable to our broadcasts.

Other satellite DARS providers

Direct satellite DARS competition in the L Band is limited by the digital satellite radio spectrum allocation established by the 1992 WRC, referred to as WARC-92, and by our current use of this allocation. Although a number of countries have since submitted filings to the ITU for potential use of the same unique L Band frequencies allocated to satellite radio, we are not aware of any commercial

Business

undertakings to offer L Band satellite radio services. While new competitors could emerge, particularly if our service proves to be a commercial success, any potential satellite users of the L Band are required to protect our receivers from harmful interference. Moreover, our two satellites currently occupy most of the L Band spectrum allocation in our target regions.

Direct satellite DARS competition is also possible in the S band frequencies that WARC-92 set aside for satellite radio. While all of our target countries have selected the L Band allocation for satellite radio, India, Pakistan, Mexico and Thailand have also selected the S band as an additional allocation within their respective territories. We are not, however, aware of any ITU satellite filings or related commercial undertakings aimed at offering S band satellite radio services in India or any other country within our broadcast coverage area, other than in Japan and Korea.

Music players

In addition, listeners increasingly have additional choices for high quality music reproduction, such as CDs, cassettes and MP3 players. Prices for devices to play these media may be lower than the price for our receivers. However, CDs, cassettes and MP3 players cannot provide the “real-time” news and public affairs programming offered on radio. The vast majority of mass-produced, portable MP3 players do not have any AM, FM or satellite radio capability.

INTELLECTUAL PROPERTY/TRADEMARKS/PATENTS

We use and hold intellectual property rights for a number of trademarks, service marks and logos for our system and services and for our receivers. We have two main marks—“WORLDSPACE” and the “Orbital Logo”—both of which are registered in over 25 countries in the international categories for satellite communications or radio and data business. We also hold, in various jurisdictions, a small number of regional taglines or channel brand names including but not limited to “AmeriSpace,” “AmeriStar,” “AfriStar,” and “AsiaStar.” In addition, we currently own or have applied for more than 45 patents in more than 40 countries relating to various aspects of our system and receivers, and at any time we may file additional patent applications in the appropriate countries for various aspects of our system. Our patents cover various aspects of the satellite direct radio broadcast system and terrestrial repeaters with formatting of broadcast data, and the processing thereof by the satellite and reception by remote radio receivers. In India we have six patents pending, and in China we have been issued two patents and have five additional patents pending. We also have exclusive rights in various Fraunhofer Gesellschaft patents.

We believe that all intellectual property rights used in our system were independently developed or duly licensed by us, by those we license the rights from or by the technology companies who supplied portions of our system. We cannot assure you, however, that third parties will not bring suit against us for patent or other infringement of intellectual property rights.

We have granted XM Satellite Radio Holdings Inc. a royalty-free, non-exclusive and irrevocable license to use and sublicense all improvements to our technology. This license renews automatically on an annual basis unless terminated for a breach which has not been or cannot be remedied.

We also hold a blanket license granted by the Composers and Authors Society of Singapore (COMPASS), to broadcast, perform, transmit and otherwise use all musical works which COMPASS has or will have the right to license. The license is deemed to continue from year to year unless terminated by notice in writing by either party at least 60 days before the end of the prior covered year. It was granted concurrently with the launch of transmissions through our AsiaStar satellite. The license covers the transmission of our signals to and from AsiaStar on a direct-to-receiver basis only, but does not cover third-party retransmissions.

Business

Although we believe the license granted by COMPASS would cover all necessary broadcasting rights for transmissions from our Singapore uplink station to India, China and other countries within the AsiaStar broadcast coverage area, it is possible that sister rights societies in other jurisdictions within the AsiaStar broadcast coverage area will not recognize such license and will seek to require separate licenses for broadcasts into their jurisdictions. This could increase our cost of broadcasting in such jurisdictions.

EMPLOYEES

As of May 31, 2005, we had 251 full time employees. Of these employees, 89 were located in the United States and 67 in India, with the other 95 employees located in China, Europe, the Middle East and Africa. None of our employees is represented by a labor union. We believe that our relationship with our employees is good.

PROPERTIES

As of July 15, 2005, we leased approximately 254,000 square feet of executive offices, regional offices, studio and production facilities, broadcast operations centers, uplink stations and sales offices in various locations as indicated in the chart below.

Location	Type of Facility	Square footage	Lease Expiration
North America
Washington D.C.	Headquarters, studio for WorldSpace-branded International channels and Regional Operations Center servicing AfriStar.	148,325	Sept. 30, 2005

India
Bangalore	WorldSpace India headquarters	7,050	June 30, 2006
Bangalore	Corporate Office	12,772	April 30, 2008
Bangalore	Sales Office	4,000	March 31, 2008
Bangalore	Experience Brand Store	1,750	Nov. 8, 2008
Bangalore	WorldSpace Franchise Store	392	Dec. 11, 2007
Bangalore	WorldSpace Franchise Store	785	Jan. 11, 2008
Bangalore	WorldSpace Studios	6,000	March 9, 2008
Bangalore	Warehouse	2,600	April 11, 2005
New Delhi	Regional Office	1,800	Nov. 14, 2007
New Delhi	Warehouse	500	March 31, 2006
Chennai	Regional Office	1,500	Dec. 31, 2005
Chennai	WorldSpace Franchise Store	1,359	June 20, 2007
Mumbai	Regional Office	2,200	Nov. 9, 2008
Mumbai	Warehouse	500	March 31, 2006
Hyderabad	Branch Office	2,400	Feb. 29, 2008
Hyderabad	WorldSpace-Branded Store	1,335	Feb. 29, 2008

China
Beijing, China	Regional Office	4,161	March 20, 2006

AsiaStar support
Melbourne, Australia	TCR, ROC, Uplink and PFLS Stations broadcasting for AsiaStar	34,107	Dec. 31, 2007
Singapore	Host services contract with Sing Tel for TFLS Hub and PFLS station broadcasting for AsiaStar	3,725	expired; renewal under negotiation

Business

Location	Type of Facility	Square footage	Lease Expiration

Europe
Paris, France	Regional office	215	Month-to-month
Toulouse, France	Research and development engineering group	5,522	Jan. 14, 2012
London, United Kingdom	Operations center	12,000	March 25, 2018

Middle East
Dubai, UAE	Regional office	1,417	March 10, 2007

AfriStar support
Johannesburg, South Africa	Regional office and operations center	10,743	expired; renewal under negotiation
Nairobi, Kenya	PFLS Station broadcasting for AfriStar	4,054	July 30, 2008

In addition to the locations leased by WorldSpace listed above, the following locations are owned or operated by partners of WorldSpace:

Location	Type of Facility
India
Bangalore	TCR Station broadcasting for AfriStar

China
Beijing	TFLS Hub broadcasting for AsiaStar

AsiaStar support
Singapore	Host services contract with Sing Tel for TFLS Hub and PFLS Station broadcasting for AsiaStar
Mauritius	TCR Station broadcasting for AsiaStar

Europe
London, UK	Antenna for Hub Feeder Link Station for AfriStar owned and operated by WRN

AfriStar support
Johannesburg, South Africa	Equipment for Hub Feeder Link Station for AfriStar owned by Teleco and operated by WorldSpace
Libreville, Gabon	CSM for AfriStar
Mauritius	TCR Station broadcasting for AfriStar

We intend to relocate our principal executive offices from Washington, D.C. to 8515 Georgia Avenue, Silver Spring, Maryland in September 2005. We have entered into a lease, effective September 2005, for 52,196 square feet of space. The lease runs through August 31, 2016.

LEGAL PROCEEDINGS

We are subject to various claims and assessments during the normal course of business. In our opinion, these matters are not expected to have a material, adverse impact on our financial position or results of operations.

Government regulation

As an international satellite system operator and provider of DARS, we are subject to regulation at the international and national levels. At the international level, we are subject to the radio frequency spectrum allocation process and satellite coordination procedures of the ITU. Additionally, at the national level, we are subject to regulation by jurisdictions that have licensed our satellites and their associated ground segments. Finally, while provision of our service in most markets does not require service authorization, a limited number of jurisdictions do require that we obtain an authorization for provision of our DARS service.

REGULATION AT THE INTERNATIONAL LEVEL

The ITU radio-frequency spectrum allocation process

The ITU, a specialized agency of the United Nations with over 190 member countries, meets every three to four years at a World Radiocommunication Conference (WRC). The purpose of the WRC is to update frequency allocation decisions and other conditions for use of radio frequency spectrum at the international level. Once the ITU allocates a particular frequency band to a given service, individual member countries may assign and license frequencies within that band to specific communications and media service providers in such countries.

At WARC-92, the ITU allocated the 1452-1492 MHz frequency band (within the so-called “L Band”) to Broadcasting-Satellite Service (Sound), (BSS (Sound)) referred to as DARS in the United States, on a global basis. Recognizing the line of sight physics of satellite broadcasting and the need to provide seamless coverage in urban areas, the ITU specified that the global allocation covered BSS (Sound) and complementary terrestrial broadcasting. The allocation is co-primary with fixed terrestrial microwave, broadcasting and mobile services. Further, WARC-92 limited BSS (Sound) initial operations to the upper 25 MHz of the L Band allocation (1467-1492 MHz), with the use of the lower 15 MHz of the L Band to commence after the conclusion of a planning conference, which has not yet been scheduled.

ITU satellite coordination

Our use of the orbital locations assigned to us in our licenses is subject to the frequency coordination and registration process of the ITU. In order to protect satellite systems from harmful radio frequency interference from other satellite communications systems, the ITU maintains a Master International Frequency Register (MIFR), of radio frequency assignments and their associated orbital locations. Each ITU member state (referred to as an “administration”) is required by treaty to give notice of, coordinate, and register its proposed use of radio frequency assignments and associated orbital locations with the ITU’s Radiocommunication Bureau.

In our case, the governments of the United States, Australia and Trinidad and Tobago have licensed or authorized our AfriStar, AsiaStar and F3 satellites, respectively, and are therefore the notifying administrations for each of those respective satellites. As our notifying administrations, they are responsible for filing and coordinating our allocated radio frequency assignments and associated orbital locations for each satellite with both the ITU’s Radiocommunication Bureau and the national administrations of other countries in each satellite’s service region.

BSS (Sound) services share the L Band frequencies on a co-primary basis with terrestrial services (including fixed, mobile and broadcasting services). Therefore, our satellites were required to be coordinated with existing systems either lawfully operating in our service regions or enjoying date priority ahead of us. While our notifying administrations, as the formal members of the ITU, are responsible for coordinating our

Government regulation

satellites, in practice they require that we, as the satellite licensee, identify any potential interference concerns with existing systems or those enjoying date priority ahead of us, and coordinate with such systems. If we are unable to reach agreement and finalize coordination, our notifying administrations would then assist us with such coordination.

When the coordination process is completed, the ITU formally enters each satellite system’s orbital and frequency use characteristics in the MIFR. Such registration notifies all proposed users of frequencies that such registered satellite system is protected from interference from subsequent or nonconforming uses by other nations.

In the event disputes arise during coordination, the ITU’s Radio Regulations do not contain mandatory dispute resolution or enforcement mechanisms. Rather, the Radio Regulations’ dispute resolution procedures are based on the willingness of the parties concerned to reach a mutually acceptable agreement. Neither the ITU specifically, nor international law generally, provides clear remedies if this voluntary process fails. As further described below, each of our existing satellites has been fully coordinated and registered in the MIFR and therefore enjoys priority over all later-filed requests for coordination and any non-conforming uses. Further, coordination information has been submitted for our AfriStar-2 satellite. However, while the ITU’s Radio Regulations set forth the procedures for the resolution of disputes that may arise either during coordination or after coordination is completed and satellites are registered, as a practical matter there are no mandatory dispute resolution or enforcement mechanisms at the ITU.

REGULATION AT THE NATIONAL LEVEL

Regulation of the satellites

AfriStar: Regulation by the United States. On December 17, 1999, the FCC granted AfriSpace, Inc., our wholly-owned subsidiary (AfriSpace), a license authorizing AfriSpace to launch and operate the AfriStar satellite at the 21° East Longitude orbital location to provide commercial digital audio broadcasting services in the L Band to Africa and the Middle East. The license specifically provides for a ten year license term and expires in January 2010. It is renewable at that time.

We successfully coordinated the operation of the AfriStar satellite with each of the administrations in the satellite’s coverage area. In June 1999, on behalf of AfriSpace the FCC (as the U.S. government notifying administration before the ITU) submitted to the ITU the relevant satellite frequency assignments to be registered in the MIFR. Formal registration of AfriStar in the MIFR remains pending due to administrative delays at the ITU. However, these delays in no manner diminish our priority with respect to use of the relevant radio frequencies and the associated orbital position.

As noted above, AfriSpace received its license to serve the Africa and Middle East regions. As a U.S.-licensed satellite system, AfriStar is subject to the FCC’s general policies governing satellite services. In this regard, in its DISCO I Report and Order, the FCC gave U.S. satellite operators the flexibility to serve any market within their satellites’ footprint, provided the United States’ international obligations to coordinate the spacecraft are satisfied. AfriStar has been fully coordinated for service throughout its service region, which includes not only the Middle East and Africa, but also portions of South Asia and Western Europe. Therefore, on April 8, 2004, AfriSpace notified the FCC that it intended to provide service to all regions within the satellite’s footprint.

AfriStar-2: Regulation by the United States. On April 13, 2004, we submitted an application with the FCC to launch and operate AfriStar-2, and to co-locate it with AfriStar-1 at the 21° East Longitude orbital location. The satellite would operate within the same authorized frequency band (from 1467 to

Government regulation

1492 MHz) as Afristar and is expected to enhance our service coverage in North Africa, the Mediterranean basin and Western Europe, as well as provide certain “overlap” redundancy for the northwestern and northeastern portions of AfriStar’s current coverage area. On April 21, 2004, the FCC submitted a request to the ITU for coordination with respect to AfriStar-2. Due to certain minor technicalities relating to the proposed AfriStar-2 feeder link antenna beam operating parameters, the satellite application was dismissed twice without prejudice and was resubmitted with the FCC on March 11, 2005 and is currently pending before the FCC. The application was placed on public notice on March 18, 2005. One objection was filed on April 18, 2005 to which we submitted a response. No reply was subsequently filed and the application is currently pending before the FCC.

While there is no guarantee that the FCC will grant our AfriStar-2 satellite application, in practice, the FCC generally grants such requests if the applicant is found to be technically, financially and legally qualified under the FCC’s rules. Given our current standing before the FCC, we expect that our AfriStar-2 application will be granted this year. In accordance with its current rules and regulations, the FCC may impose date-based satellite construction, launch and deployment milestones and a performance bond requirement on the AfriStar-2 satellite.

Finally, a number of ITU filings for the L Band currently have date priority over our AfriStar-2 filing. Although we are required to coordinate our AfriStar-2 filing with these prior-in-time filings, those filings must themselves be coordinated with our AfriStar and AsiaStar satellite notifications.

Other United States regulation. We are also subject to U.S. export controls laws and regulations, specifically the Arms Export Control Act, the International Traffic in Arms Regulations, the Export Administration Regulations and the trade sanctions laws and regulations administered by the U.S. Department of the Treasury’s Office of Foreign Assets Controls in the operation of our business. We have obtained all the specific authorizations currently needed to operate our business and believe that the terms of these licenses are sufficient given the scope and duration of the activities to which they pertain.

AsiaStar: regulation by Australia

Our AsiaStar satellite, notified to the ITU as Asia BSS, is subject to regulation under the Radiocommunications Act 1992 (Cth) and the Radiocommunications License Conditions (Apparatus License) Determination 2003 (Cth), related subordinate legislation and a Deed of Agreement between the ACA (now the ACMA) and AsiaSpace.

In 1995, the ACA (now the ACMA) on behalf of the Australian government agreed to be the ITU notifying administration for our AsiaStar satellite, operated by AsiaSpace Limited, our wholly-owned Australian subsidiary (AsiaSpace). In 1999, following the ACA filings with the ITU on behalf of AsiaSpace, a Deed of Agreement between the ACA and AsiaSpace was executed that provided for the frequency coordination and operational control of the AsiaStar satellite network from Australia (the Deed).

The Deed remains in force as long as AsiaSpace fulfills its obligations as specified therein, which include compliance with the ITU Radio Regulations, maintenance of a telemetry, tracking and control facility in Australia, AsiaSpace’s continued incorporation in Australia and location of its central management and control in Australia. If AsiaSpace is determined to have breached the Deed, the ACMA has the discretion to terminate the Deed and suppress the ITU notification of the network. AsiaSpace has recently agreed in principle to amend the Deed so that it is responsible for all costs payable to the ITU. This requirement is imposed upon other satellite operators in Australia who have entered into similar deeds with the ACMA. AsiaSpace is awaiting draft amendments from the ACMA. Once the AsiaStar satellite reaches the end of its service life, if a new satellite is launched from Australia or an Australian national (including an Australian corporation within the WorldSpace group) authorizes the launch, the Space Activities Act 1998 (Cth) would apply and we will need to apply to SLASO for authorization to launch a replacement satellite. However, there can be no guarantee that SLASO will grant such an authorization.

Government regulation

In addition to the SLASO authorizations, we will also need approval from the ITU to operate a new satellite from the current orbital location. In March 2004, the ITU published an extension to the frequency assignment of AsiaStar from 15 to 30 years. As the life of AsiaStar is no more than 15 years, this provides an indication that a replacement satellite would be approved by the ITU to replace AsiaStar. However, there is a risk that authorization to operate the new satellite from the current orbital location may not occur and in that case, the orbital location currently occupied by our AsiaStar satellite could become available for use by other satellite operators. AsiaSpace also currently holds apparatus licenses 1105214, 1105215, 1317666 and 1317667 which are issued by the ACA (now ACMA) and authorize the use of certain frequencies and facilities necessary in Australia for the operation of the AsiaStar satellite. The licenses are renewed annually. Although renewal is not automatic, there is a reasonable expectation that they will be renewed at the appropriate time.

AsiaSpace has successfully coordinated the AsiaStar satellite at the 105º East Longitude orbital location and, by letter dated October 8, 2004, the ACA (as the Australian notifying administration before the ITU) has been notified by the ITU that the relevant satellite frequency assignments for AsiaStar are registered in the MIFR.

F3: regulation by Trinidad and Tobago

On December 30, 1992, the Government of Trinidad and Tobago granted a special license to WorldSpace Caribbean Ltd., a wholly-owned (indirect) subsidiary, to provide commercial digital audio broadcasting services from the 95° West Longitude orbital location. This license expired on April 2, 2000 and was subsequently renewed in December 2001 and remains effective until 2013.

As a result of a lengthy coordination process, the initial filing for F3 expired in January 2002. The Government of Trinidad and Tobago subsequently submitted a new advance publication filing to the ITU effective the same month, and a request for coordination filing with a July 2002 date of receipt. Coordination of this new filing, which is identical in all respects to the expired one, is on-going.

REGULATION OF THE WORLDSPACE GROUND SYSTEM

Operation of the satellites

Our satellites are monitored and controlled by the ground control system, which is comprised of regional operations centers (ROCs) in Washington, D.C. and Melbourne, Australia; telemetry, command and ranging (TCR) stations in Bangalore, India, Melbourne, Australia and Mauritius; and in-orbit testing/communications system monitoring (IOT/CSM) stations in Libreville, Gabon and Melbourne, Australia that control and monitor the downlink signal quality of each satellite. Pursuant to our contracts with relevant in-country service providers such as Gabon Télécom, Antrix Corporation Limited of India and Mauritius Telecom, the responsibility for obtaining and maintaining all necessary regulatory authorizations for operation of the ROC, TCR and IOT/CSM stations not owned or operated by WorldSpace resides with the applicable local service providers. We believe that our ground system service providers have obtained all necessary regulatory authorizations for the operation and monitoring of the AfriStar and AsiaStar satellites. In certain locations, including Mauritius, Gabon and South Africa, the agreements with our ground system service providers have expired and we are currently negotiating extensions or renewals of such contracts.

Regulation of Receivers. Our receiver manufacturers have the broad responsibility to market the receivers. Pursuant to our receiver development, production, marketing and license agreements, the relevant receiver manufacturers are responsible for obtaining and maintaining any permits and similar approvals relating to the sale of the receivers and for complying with all applicable export compliance laws.

Government regulation

We believe that the single and multiband receivers which will be used as part of our system will be regulated internationally in the same manner as current analog radios. Thus, customs restrictions and tariff levels may vary from country-to-country or region-to-region. However, there can be no assurance that some countries will not apply to the receivers a separate regulatory regime than that applied to conventional analog radios.

In the international trade of products, most countries follow the Harmonized Commodity and Coding System, also referred to as the Harmonized System (HS), as a basis to calculate customs tariffs. To date, most countries that have allowed the importation of satellite DARS receivers have used the Harmonized System 85.27 classification, which also applies to conventional analog radios.

India

We began offering free-to-air service to India in 2000, and started providing the first subscription digital radio service in India in 2002. We are now in the early stages of seeking approval to offer a “hybrid” digital radio service in India. This service will utilize terrestrial repeaters located in urban and other areas where reception is problematic, in conjunction with our AsiaStar satellite, in order to develop a new mobile service intended for use in automobiles. Each successive step in our Indian business strategy entails an increased level of regulation, and involves various regulatory authorities. These include: the Department of Telecommunications under the Ministry of Communications and Information Technology which is responsible for policy formulation, licensing, and wireless spectrum management, among others, the Telecom Regulatory Authority of India (TRAI), an autonomous government entity created under the TRAI Act, 2000, which is charged with regulating the telecommunications sector and providing recommendations to the government; the Ministry of Information and Broadcasting; the Wireless Planning & Coordination Committee (WPCC) Wing of the Ministry of Communications & Information Technology, created under the Government New Telecommunications Policy, 1999 which sets spectrum policy in India; the Ministry of Home Affairs; the Department of Space; and the Standing Advisory Committee on Radio Frequency Allocation (SACFA). The regulatory aspects of the different stages of our business plan for India, as well as the respective roles of these governmental bodies, are described in more detail below.

Free-to-air services.    India does not currently require downlink service/frequency authorizations to provide free-to-air, satellite-only digital radio services, including ancillary data transmissions. Currently, only Indian companies are authorized to uplink television channels from India. With respect to protection from interference into our L Band frequencies, the Indian administration has adopted the WARC-92 allocation for BSS (Sound) in its national table of allocations on a co-primary basis with the fixed service. Any potential interference issues are coordinated on a case-by-case basis.

Satellite-based subscription services.    We have secured a general business license that permits WorldSpace India to carry out various activities on behalf of WorldSpace, including the collection of revenue for WorldSpace. This, in turn, allows WorldSpace to provide subscription audio services in India. We also hold an import license for our receivers.

“Hybrid” services.    For the terrestrial retransmission component of our “hybrid” digital radio services, we must obtain a spectrum allocation, spectrum and transmitter authorizations and may also be required to obtain a service license from the Indian government pursuant to the Indian Telegraph Act, 1885, Indian Wireless Telegraph Act, 1933, the National Telecommunication Policy, 1999 and related regulations of the TRAI. Our terrestrial component will require only 2 x 2.5 MHz frequency “slots” in each urban/suburban area where the satellite signal will be retransmitted. The WPCC will allocate terrestrial frequencies after assessing the spectrum requirement and utilization in each city. The WPCC will carry out this exercise in advance of issuing a full wireless operating license, and in parallel with the separate process of obtaining a service license.

Government regulation

The transmitter authorization, which is granted by SACFA, will cover the transmitter equipment inclusive of antenna, RF, IF and Baseband. All radio transmitters require SACFA and WPCC clearance, which is issued by the WPCC after it receives the equipment specifications. The transmitter authorization is also required for importing equipment into India, as is a Telecommunications Engineering Center certificate. The manufacturers of our receivers are contractually required to obtain all relevant regulatory authorizations.

In addition to the SACFA and WPCC licenses described above, the terrestrial retransmission component may also require a service license and other related authorization from the Ministry of Information and Broadcasting to operate a digital “multiplex” of channels. At the moment, the Ministry does not have regulations governing service authorizations for hybrid DARS.

An Indian company involved in the development of our mobile technology is currently operating a single terrestrial repeater in Bangalore for laboratory testing purposes. In addition, we are preparing to apply for an experimental license to operate a complementary terrestrial repeater network in New Delhi. We intend to process the experimental license into an operational license in advance of the launch of our mobile DARS service by 2006.

Pending DARS proceeding.    In response to the gap described above in the regulations of the Ministry of Information and Broadcasting, TRAI issued a consultation paper in December 2004 and on June 27, 2005 issued a recommendation paper to the Ministry on appropriate terms and conditions for satellite DARS licensees. As we are currently the only DARS provider in India, WorldSpace India has been participating in the TRAI consultation process.

In its recommendation paper, TRAI recommended that licenses for DARS be granted for periods of 10 years. Licenses would only be granted to Indian subsidiaries. TRAI recommended that no licensing fee be imposed, unless the number of license applications exceeds the available spectrum space. Instead, satellite DARS providers that are permitted to use terrestrial repeaters would be subject to a revenue share of 4% of gross earnings generated in India. The Indian government may or may not accept the TRAI recommendations. Even if the government accepts the TRAI recommendations, it can be selective in accepting the recommendations and may accept them in part.

When a regulatory regime is established, WorldSpace may be required to obtain approval from the WPCC, SACFA, the Ministry of Home Affairs, the Department of Space or another government body. WorldSpace may also be required to partner with a local entity to provide service. Although TRAI’s recommendations for DARS do not include foreign ownership restrictions, the laws governing most other telecommunications and broadcasting services in India, including the Foreign Exchange Management Act, 1999, do include foreign ownership restrictions. We anticipate that WorldSpace will be able to continue providing service in India in some fashion, either through its wholly-owned subsidiary, a joint venture with a locally-owned service provider, or some other arrangement.

WorldSpace India maintains good relationships with a number of Indian governmental entities, including contracts with:

➢	The Press Trust of India, a government owned autonomous news agency, which plans to use our DARS system to disseminate news and information.

➢	The Indian Department of Science & Technology, which currently provides a marine service using AsiaStar to transmit weather and other pertinent information to Indian fishermen.

Government regulation

We also intend to work with Webel, a leading government-owned electronics manufacturer, and other possible local manufacturers and operators, for the supply, installation, operations and maintenance of terrestrial repeater hardware.

China

Our wholly owned subsidiary, WorldSpace China, has entered into memoranda of understanding with several third-party providers of content with respect to possible cooperation agreements. In addition, WorldSpace China intends, through local Chinese media entities or joint ventures with local Chinese media entities, to provide services to local radio broadcasters and other media groups who hold appropriate licenses granted by SARFT to engage in radio broadcast and television programming business in China. While we are not yet providing commercial DARS service in China, we have established the necessary satellite infrastructure that will allow us, through cooperation with local China media entities, to begin providing service.

The telecommunications industry in China is subject to extensive government regulation. The Ministry of Information Industry (MII) is the primary agency of the Chinese government for regulating the telecommunications industry in China. As such, MII is responsible for, among other things: formulating and enforcing telecommunications industry policies and regulations; establishing technical standards; granting telecommunications services licenses; supervising the operations and quality of service of telecommunications operators; allocating and administering telecommunications resources, such as spectrum and telephone numbers; and, together with other relevant government agencies, formulating tariff standards.

Currently, a national telecommunications law is in the process of being drafted. If and when the telecommunications law is adopted, it is expected to become the basic telecommunications statute and provide a new regulatory framework for the telecommunications industry in China. The Telecommunications Regulations, effective as of September 25, 2000, were promulgated by the State Council, and provide the primary regulatory framework for China’s telecommunications industry until finalization and adoption of the new telecommunications law. The Telecommunications Regulations primarily address: entry into the telecommunications industry; network interconnection; telecommunications resource allocation; tariffs; and service standards.

The Telecommunications Regulations distinguish between basic and value-added telecommunications services, which are subject to different licensing requirements. According to the Catalog of Telecommunications Services, promulgated by the MII and made effective as of April 1, 2003, satellite communications services are categorized as basic telecommunications services. All operators of telecommunications businesses in China must obtain appropriate licenses or permits. An operator of a basic telecommunications business is required to obtain certain authorizations, such as a license for providing VSAT service, a license for leasing a satellite transmitter and a frequency approval, in order to provide such specific telecommunications services. Further, foreign investment in basic telecommunications services, including but not limited to satellite communications services, is highly restricted and regulated.

Currently spectrum utilization by our AsiaStar satellite for broadcasting services to individual households in China must be implemented through a local satellite service provider with appropriate license(s) granted by the MII. In 2000, we entered into several agreements, including an exclusive agency agreement, with China Satellite Corporation, through which, after a restructuring in 2001, ChinaSat (acting, as appropriate through its subsidiary or subsidiaries, as applicable), became the sole agent to lease our AsiaStar satellite and develop our satellite leasing business in China. ChinaSat is one of six state-owned telecommunications operators in China and is the largest satellite operator. All existing

Government regulation

licenses/permits regarding our satellite leasing business in China were granted to ChinaSat by the MII, including a basic telecommunications business license, and an operation license for leasing a satellite transmitter. According to the agency agreement, ChinaSat assumes full responsibility for obtaining the requisite government approvals, licenses and permits (if any) to ensure the legality of our satellite leasing business. In 2000, China Satellite Corporation, which became a wholly-owned subsidiary of ChinaSat after a restructuring in 2001, obtained MII’s approval for its one year commercial testing of satellite-based information service using the L Band of AsiaStar. In October 2004, ChinaSat obtained the MII’s approval to establish an L Band satellite digital audio broadcasting transmission system and uplink station subject to annual review by the MII. We currently anticipate that all necessary approvals for satellite transmission services will be granted to ChinaSat.

Foreign investment in value-added telecommunications services, including but not limited to Internet data center and Internet access services, electronic data interchange services and information transmission services, is also subject to regulatory restrictions. In connection with China’s entry into the World Trade Organization (WTO), the threshold of the foreign investment in a company, which is engaged in value-added telecommunications services, can be up to 50%. It is, however, not permitted in China to operate value-added telecommunications services by either a foreign company or its wholly foreign-owned enterprise. Under such a WTO commitment, we, through our wholly-owned subsidiary, have entered into memoranda of understanding with several third-party providers of content with respect to possible cooperation agreements. WorldSpace China is validly existing in China and holds a business license to engage in, among others, researching and developing technologies for multimedia information services, providing e-business information services, and providing technology services, consultations and training.

The radio and television industry in China is highly regulated by the Chinese government. The SARFT, along with the Ministry of Culture and the Information Office of the State Council regulate and censor the information which can be provided via radio, film and television. Foreign investors are currently prohibited from operating radio and television stations, radio and television transmission networks comprising transmission stations, relaying stations, satellite up-link stations, satellite receiving stations, microwave stations, monitoring stations and cable broadcasting and television transmission networks as well as publishing and playing broadcast and television programs. However, as of November 28, 2004, foreign investors are allowed, subject to approval by the SARFT and the Ministry of Commerce, to cooperate with local partners in China to produce television and radio programs, provided that the local Chinese partners hold a majority of the interests.

Although beginning in 2004, the regulatory framework for the radio and television industry in China has become more deregulated and transparent, restrictions remain tight on foreign investment in the radio and television fields in China and censorship procedures remain relatively restrictive with respect to content that is to be broadcast in China. The SARFT has indicated its intention to further liberalize this industry, however, it is uncertain as to when and how these restrictions will be liberalized. Under the current Chinese regulatory regime, we are neither allowed to hold, or to establish any foreign-invested company with Chinese entities to hold, a license or permit with respect to the broadcasting business, nor are we currently engaged in the radio or television broadcasting business in China. If the Chinese government further opens the radio and television industries and grants licenses and permits to foreign investors or foreign-invested companies, we intend to implement a broadcast service using our AsiaStar satellite.

In China, a permit from the Ministry of Commerce or its local counterparts is required for any technology licensing agreements between foreign companies and the Chinese licensees for technology

Government regulation

which is subject to restrictions on importation under Chinese laws. With regard to technology that may be freely imported, Chinese licensees are required to register the technology licensing agreements with the Ministry of Commerce or its local counterparts and obtain a registration certificate. If the licensed technology is protected by a Chinese patent, the parties to the technology licensing agreement are required to file the agreement with the State Intellectual Property Office (SIPO) or the local patent offices authorized by SIPO. Chinese licensees are also required to present the permit or the registration certificate or, if the licensed technology is protected by a Chinese patent, the filing documents, as the case may be, to the Chinese foreign currency control departments, local banks, taxation departments and customs when they make payment of the royalties to us. We have entered into technology license agreements with several Chinese companies to manufacture the receivers necessary for Chinese customers to listen to our programming upon the successful launch of our services in China.

Singapore

In February 2000, The Singapore Broadcasting Authority issued an International Satellite Radio Service License to WorldSpace Asia which authorizes WorldSpace to downlink its DARS service into Singapore. The license expired on January 31, 2005, but has been renewed for an additional 5 year term.

United Kingdom

In May 2001, the Radio Authority issued WorldSpace UK a Radio Authority Satellite Service License under Part III of the Broadcasting Act 1990, which authorizes WorldSpace UK to offer a multi-channel service receivable via custom-built receivers and carried on the AfriStar satellite. The Radio Authority ceased to exist on December 29, 2003, and its duties were assumed by a new communications regulator, the Office of Communications (Ofcom). Ofcom varied the license in December 2003 to conform with the requirements of the Communications Act 2003. The license will remain in effect until surrendered by WorldSpace UK or revoked in accordance with the conditions of the license, and requires payment of such fees as Ofcom may specify.

Regulatory status in Europe

Digital radio broadcasting services constitute a relatively new commercial sector in Europe; consequently, many European administrations are re-examining their existing regulatory frameworks to accommodate the potential new services. At the pan-European level, European administrations recently established a frequency plan, known as the Maastricht 2002 plan, to facilitate and encourage the introduction of national terrestrial digital radio networks. As described below, one consequence of the terrestrial frequency plan is the reduction of the available spectrum in Europe for the deployment of satellite radio networks.

In July 1995, the European Conference of Postal and Telecommunications Administrations (CEPT), met in Wiesbaden, Germany and agreed on a Special Arrangement concerning the introduction and planning of Terrestrial Digital Audio Broadcasting (T-DAB), in the VHF frequencies (174-230 MHz) and L Band (1452-1467.5 MHz) in the territories of the signatory Administrations (referred to as the WI-95 arrangement). In the Special Arrangement, each of the signatory administrations received a certain number of allotments, consisting of T-DAB frequency blocks that were geographically limited and pre-coordinated so as not to interfere with each other, and distributed with a view to forming two complete national coverages per country.

Subsequently, terrestrial digital radio proponents requested that additional L Band spectrum resources above 1467.5 MHz be allocated for T-DAB, in addition to the WI-95 plan. In October 2000, the European Radiocommunications Committee (ERC), the highest body within the CEPT in charge of radio communications matters, authorized seven additional frequency blocks (approximately 12 MHz) from the satellite-only part of the upper 25 MHz of the L Band to be used for the planning of one further

Government regulation

T-DAB coverage in each country. A CEPT Conference took place in June 2002 in Maastricht to develop this third coverage plan and to transfer former L Band T-DAB allotments from the WI-95 arrangement into the resulting new “MA-02 Special Arrangement.”

The resulting MA-02 plan leaves 12.5 MHz (1479.5-1492 MHz) of the original WARC-92 allocation for satellite digital audio broadcasting, including ancillary terrestrial components, and our AfriStar satellite has been coordinated to use this frequency range within its broadcast coverage area, which includes most of Europe. We believe the 12.5 MHz set aside by the MA-02 plan provides sufficient radio-frequency spectrum to execute our business development plans in Western Europe, including our contemplated provision of DARS and mobile DARS.

Management

EXECUTIVE OFFICERS AND DIRECTORS

The following table sets forth certain information concerning each of our executive officers and directors:

Name	Age	Position(s)
Noah A. Samara	47	Chairman, Chief Executive Officer and President
Sridhar Ganesan	43	Executive Vice President—Chief Financial Officer
Andenet Ras-Work	42	Chief Operating Officer
Donald J. Frickel	62	Executive Vice President and General Counsel and Secretary
Kassahun Kebede(1)(2)(3)	49	Director
Jack Kemp(1)	69	Director
James R. Laramie(2)	55	Director
Charles McC. Mathias	83	Director
Dr. Michael Nobel(1)	65	Director
Gary M. Parsons	54	Director
William Schneider, Jr.(2)(3)	63	Director

(1)	Member of the nominating and corporate governance committee.

(2)	Member of the audit committee.

(3)	Member of the compensation committee.

Noah A. Samara has served as the Chairman, Chief Executive Officer and President of WorldSpace and its predecessors since inception. Mr. Samara has been involved in the development of both geostationary and low earth orbit (LEO) satellite systems since the mid-1980s. Mr. Samara’s early career was in satellite telecommunications, first with Geostar Corporation and later with the Washington law firm of Venable, Baetjer, Howard & Civiletti.

Sridhar Ganesan has served as Executive Vice President—Chief Financial Officer of WorldSpace and its predecessors since October 2004. Mr. Ganesan joined the WorldSpace group in September 2001 as Senior Vice President, Corporate Strategy & Development. Prior to joining the WorldSpace group, Mr. Ganesan was the founder and Chief Executive officer of a U.S.-based applications services provider, Skymach Corporation, from 2000 to 2001. Prior to that, Mr. Ganesan worked at Lockheed Martin Global Telecommunication in business development positions. Mr. Ganesan has more than twenty years of experience in business development, implementation of international businesses and projects and marketing and sales in the satellite, telecommunication, Internet, information technology and media areas.

Andenet Ras–Work has been the Chief Operating Officer of WorldSpace and its predecessors since March 2002. From March 2000 to February 2002, Mr. Ras-Work was President and Chief Executive Officer of Semantix Inc., an enterprise software firm. Prior to joining Semantix, Mr. Ras-Work held several senior management positions at Hewlett Packard, most recently as E-Commerce Group Manager from 1990 to 2000. Mr. Ras-Work’s career experience includes international marketing and corporate development and supply chain management in the information technology as well as the telecommunications industries.

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Donald J. Frickel has served as Executive Vice President, General Counsel and Secretary of WorldSpace and its predecessors since January 1999. Mr. Frickel joined the WorldSpace group in March 1996 as Senior Vice President, Legal & Regulatory Affairs. Prior to joining the WorldSpace group, Mr. Frickel served as Associate General Counsel for Mobil Oil Corporation.

Kassahun (Kassy) Kebede was elected as a director of WorldSpace on May 18, 2005. Mr. Kebede is the founder and managing partner of PANTON Capital Group, a New York based credit arbitrage hedge fund established in February 2004. From 1995 to 2004, Mr. Kebede worked at Deutsche Bank in a number of positions, ending as the head of a bank-wide management task force concerned with measuring, assessing and reducing the bank’s exposures (trading and loans) in Latin America. Previously, Mr. Kebede worked in the Global Markets Division focusing on the bank’s exposure in Asia and Latin America. Mr. Kebede also served as the head of equity derivatives and a member of the division’s Management and Commitment Committees. He originally joined Deutsche Bank in 1995 as head of European fixed income derivatives. From 1994 to 1995, Mr. Kebede was head of the credit derivatives department at Merrill Lynch. From 1991 to 1993, Mr. Kebede was employed at Bankers Trust. Mr. Kebede earned a M.B.A. from the Wharton School of the University of Pennsylvania in 1991 and a B.S. in electrical engineering from Marquette University in 1985.

Jack Kemp has served as a director of WorldSpace and its predecessors since 2003. Mr. Kemp serves as the Chairman of the board of directors of FreeMarket Global, Limited, which conducts merchant banking, trading and investment activities with global interests in natural resources, energy markets and real estate. Mr. Kemp also serves as the Chairman of Kemp Partners, a strategic consulting firm he founded in 2003. Mr. Kemp is Co-Chair of Freedom Works Empower America and previously served on the Board of Directors of Empower America, a public policy and advocacy organization he co-founded in 1993. Prior to founding Empower America, Mr. Kemp served for four years as Secretary of Housing and Urban Development. In 1996, Mr. Kemp was the Republican Party’s vice presidential candidate. From 1971 to 1989, Mr. Kemp represented the Buffalo area and Western New York in the United States House of Representatives. Mr. Kemp serves as a Distinguished Fellow at the Heritage Foundation, a Visiting Fellow at the Hoover Institution, and is on the board of directors of Habitat for Humanity, the Opportunities Industrialization Centers, Howard University, Oracle Corporation, IDT Corporation and Hawk Corporation. Prior to joining Congress, Mr. Kemp played professional football as a quarterback for thirteen years for the San Diego Chargers and the Buffalo Bills. He also co-founded the AFL Players Association and was elected president for five terms.

James R. Laramie has served as a director of WorldSpace and its predecessors since 1990. Mr. Laramie also served as the General Counsel of WorldSpace’s predecessors from November 1995 to 1998. Mr. Laramie is the President of Laramie & Associates, a management consulting company. From February 2002 to April 2004, Mr. Laramie served as the Chairman of Freeport Technologies, Inc., a company that provides collaborative conferencing systems for business development and management.

Charles McC. Mathias has served as a director of WorldSpace and its predecessors since 2000. From 1993 to 1999, Mr. Mathias served as President and Chairman of the board of directors of First American Bankshares, Inc. and, from 1987 to 1993, he was a partner of the law firm of Jones, Day, Reavis & Pogue. From 1968 to 1986, Mr. Mathias represented the State of Maryland in the United States Senate, where he served as chairman of the Committee on Rules and served on such committees as the Foreign Relations, Judiciary, Appropriations and Intelligence Committees. Prior to being elected to the Senate, Mr. Mathias served four terms in the House of Representatives as a representative from the Sixth Congressional District of Maryland. Mr. Mathias has served as President of the North Atlantic

Management

Assembly, the organization of NATO parliamentarians, having previously served as Vice-President and as Chairman of the United States Senate delegation to the Assembly.

Dr. Michael Nobel has served as a director of WorldSpace and its predecessors since 2001. Since 1990, Dr. Nobel has served as the Chief Executive Officer of a group of companies which performs diagnostic imaging services. Dr. Nobel also serves as the chairman of the Nobel Family Society. Dr. Nobel has been a consultant to UNESCO in Paris and the United Nation’s Social Affairs Division in Geneva on methods for substance abuse prevention. Dr. Nobel also worked for seven years as a researcher in social sciences at the Institute for Mass Communication at the Lausanne University and at the Institute of Social and Preventive Medicine in the field of primary drug abuse prevention. He also participated in the introduction of magnetic resonance imaging as vice president of Europe for Fonar Corporation and has remained in this field since 1980. He is a member of the board of several privately-held international companies involved in advanced medical diagnostics and treatment as well as internet service provision, management consulting and e-learning, and sits on several prominent international prize committees.

Gary M. Parsons was elected as a director of WorldSpace on July 18, 2005. Mr. Parsons has served as Chairman of the board of directors of XM since May 1997. Mr. Parsons was Chairman of the board of directors of Motient Corporation from March 1998 to May 2002. Mr. Parsons joined Motient Corporation in July 1996 and also served as its Chief Executive Officer and President. Mr. Parsons serves as chairman and has previously served as Chief Executive Officer of Mobile Satellite Ventures L.P. Previously, Mr. Parsons was also with MCI Communications Corporation where he served in a variety of roles from 1990 to 1996, including most recently as Executive Vice President of MCI Communications and as Chief Executive Officer of MCI’s subsidiary MCImetro, Inc. From 1984 to 1990, Mr. Parsons was one of the principals of Telecom*USA, which was acquired by MCI.

William Schneider, Jr. has been a Director of the Company since January 2005. He is a Washington, D.C. based economist and defense analyst, is President of International Planning Services, Inc., an international trade and finance advisory firm, and an Adjunct Fellow of the Hudson Institute. From 1981 to 1982, he served as the Associate Director for National Security and International Affairs at the Office of Management and Budget and from 1982 to 1986, as Under Secretary of State for Security Assistance, Science and Technology. Subsequent to his government service, Dr. Schneider served, from 1987 to 1993, as an advisor to the U.S. government in several capacities, including Chairman of the President’s General Advisory Committee on Arms Control and Disarmament, and is currently Chairman of the Defense Science Board of the Department of Defense as well as a member of the Defense Trade Advisory Group of the Department of State. He is the author of several works on defense policy, including Why IBM? Policy Issues in the Missile Defense Controversy (1969), and Arms, Men, and Military Budgets, an annual review of defense budget issues, and has also published numerous articles and monographs.

BOARD OF DIRECTORS

Our business and affairs are managed under the direction of our board of directors. Our board of directors is divided into the following three classes, with the members of the respective classes serving for staggered three-year terms:

➢	Class 1 directors, whose terms will expire at our annual meeting of stockholders to be held in 2008;

➢	Class 2 directors, whose terms will expire at our annual meeting of stockholders to be held in 2006; and

➢	Class 3 directors, whose terms will expire at our annual meeting of stockholders to be held in 2007.

Management

Mr. Samara, our Chairman, and Mr. Parsons and Mr. Schneider are our Class 1 directors, Mr. Laramie, Mr. Kebede and Mr. Mathias are our Class 2 directors and Mr. Kemp and Dr. Nobel are our Class 3 directors.

COMMITTEES OF THE BOARD OF DIRECTORS

Audit committee

We have an audit committee that oversees our accounting and financial reporting processes and the audits of our consolidated financial statements. Our audit committee is authorized to, among other things:

➢	oversee the integrity of our consolidated financial statements and other financial information we provide to our stockholders;

➢	approve, retain and oversee the independent auditor to conduct the annual audit of our consolidated financial statements;

➢	meet with our independent auditor and with internal financial personnel regarding our consolidated financial statements and controls;

➢	oversee the adequacy of our internal controls and disclosure controls;

➢	review and pre-approve the independent auditor’s audit and non-audit services rendered;

➢	review our consolidated financial statements and our periodic reports in advance of the filings of such reports;

➢	review, administer and approve any change in or waiver to our code of ethics for our principal executive and senior financial officers;

➢	review and pre-approve transactions between us and our directors, officers and affiliates; and

➢	establish and maintain procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls and auditing matters.

Messrs. Kebede, Laramie and Schneider are currently serving as members of our audit committee. Each of the members of our audit committee meets the independence and financial literacy requirements of the NASDAQ National Market, Inc. (NASDAQ), the SEC and applicable law. All members of our audit committee are able to read and understand fundamental financial statements, including the balance sheet, income statement and cash flow statement. The board of directors has determined that Mr. Kebede is an “audit committee financial expert” pursuant to the definition adopted by the SEC. Mr. Laramie serves as the Chair of our audit committee.

Compensation committee

We have a compensation committee that discharges responsibilities relating to compensation of our executives. Our compensation committee is authorized to, among other things:

➢	review and approve corporate goals and objectives relevant to the compensation of the Chief Executive Officer, evaluate the performance of the Chief Executive Officer in light of those goals and objectives and determine, or recommend to the board of directors for determination, the level of the Chief Executive Officer’s compensation based on this evaluation;

➢	determine, or recommend to the board of directors for determination, the base and incentive compensation of our other executive officers and senior officers with a rank of Vice President or above;

Management

➢	make recommendations to the board of directors with respect to our equity-based compensation plans;

➢	administer our equity-based compensation plans; and

➢	oversee, in consultation with management, our regulatory compliance with respect to compensation matters.

Messrs. Kebede and Schneider are currently serving as members of our compensation committee. Each of the members meets the independence requirement of the NASDAQ and applicable law. Mr. Schneider serves as Chair of our compensation committee.

Nominating and corporate governance committee

We have a nominating and corporate governance committee. Our nominating and corporate governance committee is authorized to, among other things:

➢	identify and recommend to the board of directors the individuals to be nominated for election as directors and the persons to be elected by the board of directors to fill any vacancies on the Board;

➢	review with the board of directors, on an annual basis, the requisite skills and criteria for new board of directors members as well as the composition of the board of directors as a whole;

➢	oversee the board of directors in the board of directors’ annual review of its performance;

➢	recommend to the board the directors board members to be appointed to each committee of the board of directors; and

➢	review annually our Corporate Governance Guidelines.

Messrs. Kebede, Kemp and Nobel are currently serving as members of our nominating and corporate governance committee. Each of the members meets the independence requirement of the NASDAQ and applicable law. Mr. Kebede serves as Chair of our nominating and corporate governance committee.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

None of our present or former officers or other employees serves as a member of our compensation committee. During the 2004 fiscal year, none of our executive officers served on the board of directors or compensation committee (or other committee serving a similar function) of any entity, one of whose executive officers served as a member of our board of directors or compensation committee.

DIRECTOR COMPENSATION

After the closing of this offering, each of our non-employee directors will receive an annual retainer of $100,000, payable quarterly.

In addition, our 2005 Incentive Award Plan provides for the automatic nondiscretionary grant of restricted shares of our Class A Common Stock to our non-employee directors. On the effective date of this offering, we will grant each non-employee director restricted shares of our Class A Common Stock with a value of $150,000, provided that the number of restricted shares awarded will be reduced by the aggregate Black-Scholes value of each such director’s outstanding stock option and equity awards, if any, as of the effective date of this offering. On the date of each annual stockholders meeting, we will grant a non-qualified option to purchase 25,000 shares of our Class A Common Stock to each of our non-employee directors who has served on our board for at least 6 months. Each of these options will have an

Management

exercise price equal to the fair market value of our Class A Common Stock on the date of grant and will vest annually in three equal installments over a period of three years.

We also reimburse members of our board of directors for reasonable travel and other out-of-pocket expenses incurred in attending board and committee meetings.

EXECUTIVE COMPENSATION

We have entered into employment agreements with certain of our executives for terms of up to three years, as described in “—Employment agreements” below. The following table sets forth information for the three years ended December 31, 2004 regarding the compensation of our Chief Executive Officer and each of our other four most highly-compensated executive officers, referred to in this prospectus as the named executive officers.

Annual compensation
Name and principal position	Year	Salary ($)		Bonus ($)		Securities underlying options(#)	All other compensation ($) (1)
Noah A. Samara Chairman of the Board and Chief Executive Officer	2004 2003 2002	482,004 407,032 455,239	(2) (3)	— — —	(4) (5)	— — —	— — —

Andenet Ras-Work Chief Operating Officer	2004 2003 2002	250,000 242,188 200,000		— — —		— — —	— — —

Mesfin Ayenew(6) Executive Vice President—Government Sales	2004 2003 2002	225,000 218,488 204,058		— — —	(7)	— — —	— — —

Donald J. Frickel Executive Vice President and General Counsel, Secretary of the Board	2004 2003 2002	219,289 211,400 202,989		— — —		140,625 140,625 140,625	— — —

M.G. Chandrasekhar(8) Executive Vice President—Technology and Product Development	2004 2003 2002	205,600 198,365 163,664		— — —		— — —	— — —

(1)	In accordance with the rules of the SEC, all other compensation in the form of perquisites and other personal benefits has been omitted in those instances where the aggregate amount of such perquisites and other personal benefits constituted less than the lesser of $50,000 or 10% of the total annual salary and bonuses for the officer for such year.

(2)	Paid in January 2005.

(3)	Of this amount, $234,570 was paid in January 2005.

(4)	Does not include $375 automobile allowance.

(5)	Does not include $1,000 automobile allowance and $325 health club benefit.

(6)	Resigned May 2005.

(7)	Does not include $325 health club benefit.

(8)	Resigned June 2005.

Management

The following table sets forth information regarding option grants for named executive officers during 2004:

Individual Grants
(a)	(b)	(c)	(d)	(e)
	Number of Securities Underlying Options/SARs	% of Total Options/SARs Granted to Employees in	Exercise or Base Price	Expiration
Name	Granted	Fiscal Year	($/Share)	Date
Noah A. Samara Chairman of the Board and Chief Executive Officer	—	—	—	—

Andenet Ras-Work Chief Operating Officer	—	—	—	—

Mesfin Ayenew Executive Vice President—Government Sales	—	—	—	—

Donald J. Frickel(1) Executive Vice President and General Counsel, Secretary of the Board	140,625	100%	$8.53	1/1/14

M.G. Chandrasekhar Executive Vice President—Technology and Product Development	—	—	—	—

(1)	The fair value of the Company’s common stock was $0 on January 1, 2004, the date of grant. These options vested immediately.

The Company recorded $90.3 million in stock based compensation during 2004. See Note K to our consolidated financial statements included elsewhere in this prospectus.

Aggregate option exercises in last fiscal year and fiscal year-end option values

The following table sets forth as of December 31, 2004 the number and value of options held by each of our named executive officers. With respect to the named executive officers, no options or stock appreciation rights were exercised during 2004, and no stock appreciation rights were outstanding as of December 31, 2004.

Name of executive officers	Number of securities underlying unexercised options at December 31, 2004		Value of unexercised in-the-money options at December 31, 2004 ($) (1)
	Exercisable	Unexercisable	Exercisable	Unexercisable
Noah A. Samara	7,659,375	—	96,747,938	—
Andenet Ras-Work	—	—	—	—
Mesfin Ayenew	112,500	28,125	1,177,875	294,469
Donald J. Frickel	914,063	—	9,920,391	—
M.G. Chandrasekhar	119,531	21,094	1,426,566	220,854

(1)	There was no public trading market for our common stock as of December 31, 2004. Accordingly, these values have been calculated on the basis of an assumed initial public offering price of $19.00 per share (the midpoint of the estimated price range set forth on the cover page of this prospectus), less the applicable exercise price per share, multiplied by the number of shares underlying the options.

Management

Employment Agreements and Change in Control Arrangements

Employment Agreements

Noah A. Samara Employment Agreement. Our agreement with Mr. Samara, our Chief Executive Officer and Chairman, became effective on June 1, 2005 and provides for an initial five-year term of employment and an additional three-year extension, followed by automatic one-year extensions, unless notice of non-renewal is given three months before the end of any term. The agreement entitles Mr. Samara to a base salary of $650,000 per year, subject to annual review and increase at the discretion of the compensation committee of our board of directors, and a bonus target of up to 95% of Mr. Samara’s annual base salary. The amount of Mr. Samara’s bonus is determined by the compensation committee based on Mr. Samara’s satisfaction of specific job performance goals or targets. Mr. Samara is also eligible to participate in any benefit plans we make available to our executive employees.

In connection with Mr. Samara’s employment agreement with us, we also granted Mr. Samara a restricted share award under our 2005 Incentive Award Plan for 591,875 shares of our Class A Common Stock, effective on the date of this offering, which will vest in full immediately after the conclusion of the lock-up period of 180 days after the date of this prospectus. Mr. Samara is also eligible for subsequent grants under our 2005 Incentive Award Plan of either stock options or restricted share awards having a value of at least $2.5 million on the date of grant. Such grants will be made at the beginning of each fiscal year starting in 2005 based on Mr. Samara’s satisfaction of goals or targets to be established by the compensation committee of our board of directors.

Mr. Samara’s agreement with us provides that if we terminate his employment for cause, death or disability, or Mr. Samara terminates his employment with us other than for good reason or at retirement, he is entitled to any earned but unpaid salary and any accrued benefits, including earned but unpaid or deferred salary payments, accrued but unused vacation days, reimbursement for properly incurred business expenses, and any payments or benefits due to Mr. Samara or his beneficiaries under our benefits plans, to which he is entitled through the date of termination. In the event of Mr. Samara’s death, his base salary will be paid through the end of the calendar month following his death. In the event of the Mr. Samara’s termination for disability, he is entitled to his base salary and any applicable benefits, through the third calendar month following termination, a pro-rated bonus based on the prior year’s bonus payments, as well as any of his health, medical, dental and similar benefits for eighteen months following termination. Upon the termination of Mr. Samara’s employment for death or disability, any unvested options will be immediately forfeited, but unvested restricted shares will vest in full, and the options will be exercisable until the later of one year after termination or 270 days after this offering , but not after the options expire. Mr. Samara has agreed to cooperate with us in obtaining key man life insurance payable to us in the event of his death.

If we terminate Mr. Samara’s employment without cause, or if Mr. Samara terminates his employment with us for good reason, or if prior to his retirement, we give Mr. Samara notice that his employment agreement will not be renewed, any outstanding options and restricted share awards of his will immediately vest and/or become exercisable in full, and he will be entitled to severance benefits for a “severance period” defined as the longer of the remainder of the then-current term of his employment agreement with us or 36 months. Mr. Samara’s severance benefits consist of a lump sum payment equal to the number of years in the severance period multiplied by the greater of his target bonus for the year of termination or his average actual bonus payments for the three years prior to the year of termination, a continuation of his base salary through the severance period, as well as the payment of any accrued benefits. In addition, upon such a termination, any loans to us from Mr. Samara become immediately payable in full, we will pay for medical, dental and other health benefits for Mr. Samara and his dependents through the severance period, and we will provide Mr. Samara with executive outplacement

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services for at least 24 months. For purposes of Mr. Samara’s employment agreement, a finding of “cause” requires the affirmative vote of two thirds of our board of directors.

In the event that upon a change in control of our company during the term of his employment agreement with us, Mr. Samara’s employment with us is terminated within 12 months following the change in control for any reason other than cause, death or disability, or by Mr. Samara for good reason, Mr. Samara is entitled to the severance benefits described in the immediately preceding paragraph, and all stock options and equity-based compensation awards held by him on the date of termination become vested and/or exercisable in full. Mr. Samara is also entitled to an additional gross up payment to compensate him for any “golden parachute” excise tax that he may incur due to his severance or other benefits or payments under the employment or any other agreement with us.

For purposes of Mr. Samara’s employment agreement, a “change in control” means (i) a person or group (other than Mr. Samara and any entities controlled by him) becomes the beneficial owner of securities constituting 40% or more of voting power, (ii) two-thirds of our current board of directors (including any successors approved by two-thirds of our board) cease to constitute two thirds of the board, (iii) a merger or consolidation of our company occurs, unless after the event, 60% or more of the voting power of the combined company is beneficially owned by the same persons as immediately before the event, or (iv) our stockholders approve a plan of complete liquidation or winding-up of our company, or the sale or disposition of all or substantially all our assets.

Under his employment agreement with us, Mr. Samara is prohibited from using or disclosing any of our confidential information at any time in the future, and he has assigned to us all rights to any inventions or works of authorship he develops that pertain to our field or business, or that are developed during work hours or using our materials or facilities. Mr. Samara is also prohibited from competing with us in the satellite radio or any related business, or from soliciting our employees during the term of his employment and any severance period thereafter.

Executive Employment Agreements. Dated and effective June 1, 2005, we entered into an executive employment agreement with each of Messrs. Ras-Work, Frickel and Ganesan.

Each of these agreements has substantially identical terms, except for the applicable positions, annual base salary amounts and bonus targets for each employee as described below. The agreements provide, among other things, for a three-year initial term of employment, with automatic one-year extensions unless notice of non-renewal is given three months prior to the end of any term. Under all the agreements, the employees are eligible for an annual bonus amount based on achievement of certain performance targets and payable on or before March 15 of the following calendar year. The employees are also eligible for other bonuses at the board’s discretion and they will be eligible to participate in equity-based compensation plans, including our 2005 Incentive Award Plan.

The position, initial base salary and bonus target, stated as percentage of base salary, for each of the employees under the agreements is as listed below:

Name	Position	Base Salary	Bonus Target
Andenet Ras-Work	Chief Operating Officer	$375,000	60%
Donald J. Frickel	Executive Vice President—General Counsel	275,000	45
Sridhar Ganesan	Executive Vice President—Chief Financial Officer	325,000	50

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In connection with their employment agreements with us, we granted each of Mr. Ras-Work and Mr. Ganesan a restricted share award under our 2005 Incentive Award Plan of 312,500 shares of our Class A Common Stock, effective on the date of this offering, which will vest in full immediately after the conclusion of the lock-up period of 180 days after the date of this prospectus. Messrs. Ras-Work, Frickel and Ganesan are also each eligible for subsequent grants under our 2005 Incentive Award Plan of either stock options or restricted share awards having a value of at least $1,275,000, $600,000, and $825,000 dollars, respectively, on the date of grant. Such grants will be made at the beginning of each fiscal year starting in 2005 based on each executive’s satisfaction of individualized targets to be established by the compensation committee of our board of directors and which may include our company’s performance as compared to our budget.

Each of the agreements contains confidentiality, non-compete, and non-solicitation provisions, which provide that the employees agree never to disclose any of our confidential information. In addition, the agreements provide that the employees will not unfairly compete with us in the satellite radio business or any related business or businesses with respect to any of our products or services, nor solicit any of our personnel, for a period of 1 year after their termination of employment with us, or, if longer, during the period they receive base salary payments after termination.

The agreements provide that if we terminate the employee’s employment for cause, death or disability, or if the employee terminates his employment with us other than for good reason or at retirement, the employee is entitled to any earned but unpaid salary and any benefits to which the employee is entitled through the date of termination. In the event of the employee’s death, his base salary will be paid through the end of the calendar month following his death. In the event of the employee’s termination for disability, the employee shall be entitled to base salary and any applicable benefits, through the third calendar month following termination, a pro-rated bonus based on the prior year’s bonus payments, as well as any health, medical, dental and similar benefits for 18 months following termination. Upon the termination of employee’s employment for death or disability, any unvested options will be immediately forfeited, but unvested restricted shares will vest in full, and the options will be exercisable until the later of one year after termination or 270 days after this offering, but not after the options expire.

Under the agreements, if the employee’s employment is terminated by us other than for cause, or if the employee terminates his employment with us for good reason, he is entitled to certain benefits, which include a lump sum payment of any base salary, benefits, bonus amounts and incentive payments that are earned but unpaid as of termination. Subject to compliance with the confidentiality, non-compete, and non-solicitation provisions, the employees are generally also entitled to severance benefits, including a bonus payment for the year of termination to be paid pro rata based on days worked in the year of termination multiplied by the total amount of bonus and incentive payments paid to the employee in the year prior to his termination, and the continuation of base salary payments for 12 months following termination. In addition, all stock option and restricted stock awards immediately vest, and the options may be exercised within 18 months after the later of the termination or 180 days after this offering, but not after the options expire. As part of their severance benefits, the employees will also be entitled to continued health benefits and premium payments at the same levels as for actively-employed employees for 18 months following termination, and to at least 12 months of employment outplacement services at up to $25,000 in cost.

In the event that we experience a change in control of our company during the term of an executive employment agreement and within 12 months following the change in control, the employee’s employment is terminated by us or our successor for any reason other than cause, death, disability, or the employee’s good reason, each agreement provides that the employee will receive the severance amounts set forth in the immediately preceding paragraph, and any unvested equity-based compensation awards

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will become immediately vested and/or fully exercisable. If an employee is entitled to receive payments that would qualify as excess “parachute payments,” those payments may be reduced to avoid the payments becoming subject to any excise tax that the employee may incur if such a reduction would result in a greater after-tax payment for the employee. For purposes of the executive employment agreements, a “change in control” means (i) a person or group (other than Mr. Samara and any entities controlled by him) becomes beneficial owner of securities constituting 40% or more of voting power, (ii) two thirds of our current board of directors (including any successors approved by two thirds of our board) cease to constitute two thirds of the board, (iii) a merger or consolidation of our company, occurs, unless after the event, 60% or more of the voting power of the combined company is beneficially owned by the same persons as immediately before the event, or (iv) our stockholders approve a plan of complete liquidation or winding-up of our company, or the sale or disposition of all or substantially all our assets.

Change in Control Arrangements

Our 1996 Shares Option Plan, 1997 Shares Option Plan and 2005 Shares Award Plan provide for the acceleration of vesting of awards in certain circumstances in connection with or following a change in control of us. See “Stock Option and Other Compensation Plans.” In addition, employment agreements we have with certain of our executive officers provide for the payment of severance benefits and the acceleration of vesting of awards in certain circumstances in connection with the termination of the executive officer’s employment following a change in control of us. See “—Employment Agreements.”

None of these “change in control” provisions define this offering to be a change in control.

SEVERANCE ARRANGEMENT

Our former Chief Financial Officer, Ron Johnston, had his employment with us terminated in September 2004. Pursuant to a severance arrangement with Mr. Johnston, we made payments, the last of which was paid in January 2005.

STOCK OPTION AND OTHER COMPENSATION PLANS

2005 Incentive Award Plan

Our 2005 Incentive Award Plan was adopted by our board of directors on June 19, 2005 and approved by our stockholders at our annual meeting of stockholders on July 7, 2005. Our 2005 Incentive Award Plan provides for the grant of incentive stock options to our employees and employees of our subsidiaries, and nonqualified stock options, restricted shares, stock appreciation rights, performance units, performance shares, phantom shares, restricted share units and other share based awards to our employees, consultants and directors, and employees, consultants and directors of our subsidiaries and affiliates.

Share Reserve. A total of 5,625,000 shares of our Class A Common Stock are authorized for issuance under the 2005 Incentive Award Plan. Of these shares, no more than 5,625,000 may be issued upon exercise of incentive stock options under the plan and no more than 2,812,500 may be issued as restricted shares. No additional options will be granted under the WorldSpace 1996 Shares Option Plan or the WorldSpace 1997 Shares Option Plan, but any outstanding options granted under those plans will remain outstanding in accordance with their terms. Appropriate adjustments will be made to the number of authorized shares under our 2005 Incentive Award Plan and to the shares subject to outstanding awards in the event of any reorganization, recapitalization, share split, dividend or other change in our capital structure in order to account for the changed circumstances.

Shares subject to awards under the 2005 Incentive Award Plan which are lapsed, forfeited, expired, terminated, or settled in cash, and shares surrendered to us as payment of exercise price, withholdings

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tax, or as part of an award exchange program, will again become available for grants under the 2005 Incentive Award Plan. Shares of our Class A Common Stock granted to satisfy awards under the 2005 Plan may be authorized and unissued shares, issued shares held in our treasury, or shares acquired by us on the open market.

No more than 2,812,500 shares may be subject to the total awards granted under this 2005 Incentive Award Plan to any individual participant in a given calendar year.

Administration of Awards. Our board of directors, or a committee of directors appointed by our board, will administer our 2005 Incentive Award Plan. The board, or committee, of directors will include the appropriate number of outside directors with the appropriate qualifications in the case of awards intended to satisfy the independence or other requirements of exceptions under Internal Revenue Code Section 162(m) for performance-based compensation, SEC Rule 16b-3, or any applicable exchange or quotation system rules. The committee has the power and discretionary authority to determine the terms and conditions of the awards, including the individuals who will receive awards, the term of awards, the exercise price, the number of shares subject to each award, the limitations or restrictions on vesting and exercisability of awards, the acceleration of vesting or the waiver of forfeiture or other restrictions on awards, the form of consideration payable on exercise, whether awards will be adjusted for dividend equivalents, and the timing of grants. The committee also has the power to modify, amend or adjust the terms and conditions of outstanding awards, to implement an award exchange program, to create other share based awards for issuance under the 2005 Incentive Award Plan, to arrange for financing by broker-dealers (including payment by us of commissions), to establish award exercise procedures (including “cashless exercise”) and to establish procedures for payment of withholding tax obligations with cash or shares.

Stock options. The committee may grant options that are intended to qualify as incentive stock options, or non-qualified options. The committee will determine the exercise price of options granted under our 2005 Incentive Award Plan, but except as required by law of a foreign jurisdiction or due to a merger or other corporate transaction, the exercise price of an option may not be less than 100% of fair market value of our Class A Common Stock on the date the option is granted. For incentive stock options granted to any participant who owns at least 10% of the voting power of all classes of our outstanding stock, the option award must not have a term longer than 5 years, and must have an exercise price that is at least 110% of fair market value of our Class A Common Stock on the date of grant. No options may be granted for a term longer than 10 years. Options may be exercised as provided in the applicable award agreement. Generally, when a participant is terminated by us for good cause, outstanding options granted under the 2005 Incentive Award Plan will be forfeited immediately. For other terminations of employment, vested options generally remain exercisable for three months after termination, for 12 months after termination for death or disability, and for 36 months after termination for retirement or, subject to non-competition restrictions during the term of the post-termination exercise period, early retirement. Specific provisions of a written employment agreement may provide for different treatment. However, an option granted under our 2005 Incentive Award Plan is never exercisable after its term expires.

Automatic Non-Employee Director Awards. Our 2005 Incentive Award Plan provides that all eligible non-employee directors will receive automatic nondiscretionary grants of restricted shares of our Class A Common Stock under the plan. On the effective date of this initial public offering, each non-employee director is automatically granted restricted shares of our Class A Common Stock with a value of $150,000, provided that the number of restricted shares awarded will be reduced by the aggregate Black-Scholes value of each such director’s outstanding stock option and equity awards, if any, as of the effective date of this offering. Starting in 2006, any continuing non-employee director who has served on our board for more than 6 months is automatically granted 25,000 non-qualified options each year on

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the date of the annual stockholders meeting. All stock options granted to non-employee directors have an exercise price equal to 100% of the fair market value of our Class A Common Stock on the date of grant and vest annually in three equal installments over a period of three years. At its discretion, our board is authorized to add or substitute grants of other awards under the 2005 Incentive Award Plan, including restricted shares and restricted share units.

Restricted Shares. Restricted share awards are shares of our Class A Common Stock that vest in accordance with restrictions that are determined by the committee. The committee has the discretion to determine the individuals who will receive a restricted share award, the number of shares granted, when the shares will be paid to the participant, whether the participant will have the right to vote the restricted shares or receive dividend amounts, whether the shares will be issued at the beginning or the end of a restricted period, and any other terms and conditions with respect to vesting, deferral, payment options and other award characteristics as it deems appropriate. The committee may also provide that the participant may be granted a cash award that is payable upon the vesting of the restricted shares. Generally, unless our board decides otherwise, upon a participant’s termination of employment for any reason, restricted shares that have not vested are immediately forfeited to us. When a participant terminates employment for disability, death, retirement, early retirement, or other special circumstances, the committee may waive the forfeiture requirement and other restrictions on the shares if it determines that it is in our best interests to do so. Specific provisions of a written employment agreement may provide for different treatment.

Stock Appreciation Rights. Stock appreciation rights (SARs) may be granted in conjunction with a related option, as tandem SARs, or separately as free standing SARs. SARs generally allow the participant to receive the appreciation on the fair market value of our Class A Common Stock between the date of grant and the exercise date, for the number of shares with respect to which the SAR is being exercised. Tandem SARs are generally exercisable based on certain terms and conditions of the underlying options, although the committee may grant Tandem SARs with a base price that is higher than the underlying option price. Free standing SARs are granted with a base price not less than 100% of the fair market value of our Class A Common Stock on the date of grant and are subject to terms and conditions as determined by the committee. The committee may provide that SARs be payable in cash, in shares of our Class A Common Stock, or a combination of both, and subject to any limitations or other conditions as it deems appropriate. SARs may be payable on a deferred basis only to the extent provided for in the participant’s award agreement.

Performance Units and Performance Shares. Performance units and performance shares are awards that will result in a payment to a participant only if performance goals established by the committee are achieved or the awards otherwise vest. The committee will establish, in its discretion, performance goals, which will determine the number of performance units and the value of performance shares, if any, to be paid out to participants. The committee will also set time periods of at least 12 months during which the performance goals must be met. The performance goals may be based upon the achievement of corporation-wide, divisional or individual goals, applicable securities laws or any other basis as determined by the committee. The committee will determine whether payment for performance unit and performance share awards will be made in cash, shares of our Class A Common Stock, or a combination of both. The initial value of performance units will be established by the committee by the date of grant and that of performance shares will be set at an amount equal to the fair market value of our Class A Common Stock on the date of grant. The committee may modify the performance goals as necessary to align them with our corporate objectives only if there has been a material change in our business, operations or capital or corporate structure.

Phantom Shares. A phantom share is a hypothetical share having a value based on a share of our Class A Common Stock. The committee may impose any restrictions or conditions upon the vesting of phantom

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share awards, and on the timing and method of delivery of consideration after the vesting of phantom share awards, as it deems appropriate. A phantom share award may be payable in cash, shares of our Class A Common Stock, or a combination of both, and may provide for the payment of dividend equivalent amounts, as determined by the committee. An award agreement granting phantom shares may contain a maximum dollar amount payable under our 2005 Incentive Award Plan, as the committee so determines.

Restricted Share Units. Restricted share unit awards may consist of grants of restricted shares, performance units or performance shares which may be payable in installments or on a deferred basis. The restricted share units will contain such terms and conditions, which may include performance goals or other criteria, as the committee deems appropriate, and may be payable in cash, shares of our Class A Common Stock, or a combination of both.

Other Share Based Awards. In addition, the committee may create other forms of awards in addition to the specific awards described in our 2005 Incentive Award Plan which may be granted alone or in tandem with other awards under this 2005 plan. The committee has complete authority to determine the persons to whom and the time or times at which such other share based awards will be granted, the number of shares of our Class A Common Stock, if any, to be granted, whether the value of the awards will be based on shares or cash, and any other terms and conditions.

Effect of a Change of Control. In the event of a reorganization constituting a merger, consolidation, liquidation, dissolution or sale of all or substantially all of our assets, or a change in control in our ownership as defined in our 2005 Incentive Award Plan, and unless otherwise provided in an award agreement or a written employment contract between our company and a plan participant, generally, our board of directors, in its discretion, will provide that the successor corporation will assume each award or replace it with a substitute award, or the awards will become exercisable or vested in whole or in part upon written notice, or the awards will be surrendered for a cash payment, or any combination of the foregoing will occur. If any participant in the 2005 Incentive Award Plan is terminated involuntarily other than for death, disability or good cause within one month before or twelve months after a change in control, the vesting of the awards will generally accelerate and become fully exercisable or unrestricted. If a participant in the 2005 Incentive Award Plan is entitled to receive payments that would qualify as excess “parachute payments” under Section 280G of the Internal Revenue Code, those payments may be reduced so that the participant is not subject to the excise tax under Section 4999 of the Internal Revenue Code if such a reduction would result in the participant’s receiving a greater after-tax payment.

Under the 2005 Plan, and unless otherwise defined in an award agreement or a written employment agreement between our company and a plan participant, a change in control means (i) a person or group (other than Mr. Samara and any entities controlled by him) becomes the beneficial owner of securities constituting 40% or more of voting power, (ii) 2/3 of our current board of directors (including any successors approved by 2/3 of our current board) cease to constitute 2/3 of the board, (iii) a merger or consolidation of our company occurs, unless after the event, 60% or more of the voting power of the combined company is beneficially owned by the same persons as immediately before the event, or (iv) our stockholders approve a plan of complete liquidation or winding-up of our company, or the sale or disposition of all or substantially all our assets.

Transferability. Awards under our 2005 Incentive Award Plan generally are not transferable other than by will or by the laws of descent of distribution, and only the participant may exercise an award during his or her lifetime.

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Section 162(m) Provisions. Awards to any participant whom the committee determines to be a “covered employee” under Section 162(m) of the Internal Revenue Code may be subject to restrictions, including the establishment of performance goals, as necessary for the award to meet the requirements for performance-based compensation.

Additional Provisions. Our 2005 Incentive Award Plan will automatically terminate in 2015 unless we elect to terminate it sooner. In addition, our board of directors has the right to amend, suspend or terminate the plan at any time provided that such action does not impair any award previously granted under the plan. We will not be responsible if awards under the 2005 Incentive Award Plan result in penalties to a participant under Section 409A of the Internal Revenue Code. Amendments to the plan will be submitted for stockholder approval to the extent required by applicable law. Our board of directors is authorized to adopt special provisions for employees residing outside the United States to the extent the committee deems it advisable for compliance with foreign tax, securities and other laws.

1996 Shares Option Plan

Our predecessor’s, WorldSpace International Network Inc.’s, 1996 Shares Option Plan was approved by our board of directors and became effective in December 1996. This 1996 plan provides for the grant of non-qualified stock options at an exercise price to be determined by the board of directors or a committee thereof. Our employees and consultants, and employees and consultants of any parent or subsidiary of us, are eligible to receive awards under the 1996 Shares Option Plan.

A total of 9,375,000 shares of our Class B Common Stock were authorized for issuance under the 1996 Shares Option Plan. Under the terms of the 1996 Shares Option Plan, our board of directors or any committee of the board of directors is authorized to establish the exercise price for an award at the time of grant. The 1996 Shares Option Plan also provides that in the event that we experience a recapitalization, reorganization or stock split or dividend, the options shall be adjusted to account for the changed circumstances. Pursuant to a reorganization and recapitalization of our company prior to this offering, any options to purchase WIN’s Class B Common Stock that remained outstanding as of December 30, 2004 under the 1996 Shares Option Plan were converted at an exchange ratio of 1 to 2.25 into options to purchase our Class A Common Stock.

Options granted under the 1996 Shares Option Plan generally become vested in increments over a period of years, and no options granted under the 1996 Shares Option Plan may have a term longer than 10 years.

A terminated employee may only exercise options granted under the 1996 Shares Option Plan if the employee’s award agreement provides for post-termination exercise, and only if the termination was involuntary, but not for good cause, or voluntary, but with the consent of our board of directors.

Generally, in the event of a change in control, if the successor corporation does not assume each option or replace it with a substitute option, the vesting of the options will generally accelerate in full.

Options granted under the 1996 Shares Option Plan generally do not provide for the transferability of awards. Shares acquired pursuant to option award agreements under the 1996 Shares Option Plan generally must be offered to us for repurchase following the date of exercise, with acceptance of such offer to be made within 30 days, and we generally reserve the right of first refusal with respect to any subsequent third party offers to purchase the shares.

Prior to December 30, 2004, awards under the 1996 Shares Option Plan to acquire a total of 6.3 million shares of WIN’s Class B Common Stock were issued and outstanding at a weighted average price of $15.63 per share. As a result of the reorganization and recapitalization of the Company in December

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2004, these options converted into options to acquire 14,193,141 shares of Class A Common Stock at a weighted average of $6.94 per share.

No additional options will be awarded under the 1996 Shares Option Plan.

Retirement Plans

401(k) Plan. We maintain a tax-qualified retirement savings plan that provides eligible employees with an opportunity to save for retirement on a tax advantaged basis. In general, all our full time employees over the age of 21 are eligible to participate in our 401(k) Plan after six months of employment. Subject to certain limitations imposed by federal tax laws, eligible employees may contribute up to 15% of their salary (including bonuses and/or commissions) per year on a pre-tax basis. Our board of directors has discretion to match contributions made by our employees. A separate account is maintained for each participant in the 401(k) Plan. Distributions from our 401(k) Plan may be made in the form of a lump-sum cash payment or in installment payments.

Pre-offering recapitalization

Prior to this offering, in December 2004, the former WorldSpace group of companies was reorganized and recapitalized. On December 30, 2004, the group’s principal operating company, WorldSpace International Network Inc., a British Virgin Islands company (WIN), was merged with and into its parent, WorldSpace, Inc., a Maryland corporation (WorldSpace Maryland), which was the holding company for the WorldSpace group. Immediately thereafter, for purposes of reincorporating WorldSpace Maryland in Delaware, WorldSpace Maryland was merged into a newly-formed Delaware company, also named WorldSpace, Inc. (WorldSpace or the Company).

As discussed in more detail below, immediately following these mergers, (i) all of WorldSpace’s predecessor companies’ outstanding long-term debt obligations were converted, in the case of certain of such obligations, into shares of Class B Common Stock and, in the case of other of such debt obligations, into a contingent royalty obligation based on the Company’s annual EBITDA, if any, for each year through December 31, 2015 and (ii) WorldSpace issued $155 million of senior convertible notes (Convertible Notes) to a group of private investors (New Investors). As a result of these transactions, our only long-term debt is the Convertible Notes. The background to the conversion of such debt obligations and the issuance of the Convertible Notes is described in more detail below.

STONEHOUSE OBLIGATIONS

During the mid-1990s, two Saudi Arabian citizens, Mr. Mohammed H. Al Amoudi and Mr. Khalid Bin Mahfouz (through companies controlled by them and through Credit Suisse as a fiduciary), provided a majority of the capital necessary to develop the WorldSpace system and commence commercial operations. In total, they provided approximately $1.1 billion in cash to the WorldSpace group.

In 1999, Mr. Al Amoudi transferred all of his interests, direct or indirect, in any of the WorldSpace companies to the Bin Mahfouz family. Pursuant to certain rescission transaction agreements dated as of April 21, 2000 (Rescission Transaction Agreements), all of the direct and indirect Bin Mahfouz family debt and equity interests in the WorldSpace group were consolidated into a single debt obligation owed by the WorldSpace group to Stonehouse Capital Limited (Stonehouse), a Cayman Islands company wholly owned by two sons of Mr. Bin Mahfouz.

On December 30, 2004, a Loan Restructuring Agreement (Loan Restructuring Agreement) and a Royalty Agreement (Royalty Agreement), each dated September 30, 2003 and amended through December 30, 2004, superseded the Rescission Transaction Agreements. Pursuant to the Restructuring Agreement and the Royalty Agreement, the debt owed by the WorldSpace companies to Stonehouse, upon the effective date of such agreements, was cancelled and replaced by an obligation to make certain annual royalty payments to Stonehouse. Under the terms of the Royalty Agreement, WorldSpace is required to pay to Stonehouse 10% of the earnings before interest, taxes, depreciation and amortization (EBITDA), if any, of WorldSpace and its consolidated subsidiaries for each year from January 2005 through December 31, 2015. The principal condition to the effectiveness of the Loan Restructuring Agreement and the Royalty Agreement was the receipt by the Company of at least $50 million in funding from outside investors. Simultaneously with the issuance by the Company, on December 30, 2004, of the Convertible Notes to the New Investors, Stonehouse and WorldSpace agreed that all conditions to the effectiveness of the Loan Restructuring Agreement and the Royalty Agreement had been satisfied, and the Loan Restructuring Agreement and Royalty Agreement became effective.

The terms of the Loan Restructuring Agreement, the Royalty Agreement and related documents are described more fully in the “Certain relationships and related party transactions” section of this prospectus.

Pre-offering recapitalization

YENURA OBLIGATIONS

Prior to 1998, Salah Idris, a Saudi Arabian citizen, was a director of WIN and held 2,921,766 shares of WIN through his wholly-owned British Virgin Islands company, Industrial Development Inc. (Industrial Development). In 1998, Mr. Idris and WIN agreed to exchange the shares owned by Industrial Development for debt. Pursuant to this agreement, WIN issued a $56,097,912 convertible note dated November 20, 1998 to Industrial Development in return for all of the shares of WIN held by Industrial Development. A further $10 million loaned by Mr. Idris to WIN was later recorded in a promissory note dated as of October 29, 1998, which was issued by WIN in favor of Industrial Development in October 2000.

Between 2001 and 2004, most of the operating expenses of the WorldSpace group of companies were funded by advances made by Mr. Idris and by the Company’s Chairman and Chief Executive Officer, Noah A. Samara, to WorldSpace Maryland. Most of these advances were made through Yenura Pte. Ltd., a Singapore company (Yenura) owned by Mr. Samara and Mr. Idris. Mr. Samara owns all of the voting shares of Yenura. Mr. Idris owns only non-voting shares, but holds a majority of the economic interest in Yenura. The advances made by Yenura were formally reflected in a September 21, 2002 Loan Agreement and Guarantee, dated as of September 21, 2002 between WorldSpace Maryland, WIN, WorldSpace Satellite Company and Yenura (as amended to date, the Loan Amendment and Guarantee). Pursuant to this Loan Agreement and Guarantee, and in consideration for the funds advanced, WorldSpace Maryland issued three Senior Convertible Notes in favor of Yenura in an aggregate principal amount of $118,512,579 through December 29, 2004.

With WIN’s consent, in December 2004, Yenura entered into agreements with Industrial Development and with one other holder of WIN debt (Saifcom) whereby Yenura purchased all of the then outstanding WIN debt held by such entities in the aggregate amount of $73,097,912. On December 30, 2004, immediately after the merger of WIN into WorldSpace Maryland and the subsequent merger of WorldSpace Maryland into WorldSpace, Yenura exchanged its pre-existing debt and the debt it acquired from Industrial Development and the unrelated holder, together with allocated interest thereon (all of which debt, as a result of the mergers, were now obligations of the Company), for 17.4 million shares of Class B Common Stock in WorldSpace. As a result of this exchange, WorldSpace and its subsidiaries owe no debt to Yenura or Industrial Development.

The terms of the agreements among Yenura and members of the WorldSpace group pursuant to which this debt was acquired and exchanged are described more fully in the “Certain relationships and related party transactions” section of this prospectus.

NEW INVESTORS

As discussed above, in addition to the reorganization of the WorldSpace group of companies and the restructuring of debt, on December 30, 2004 we issued $155 million of Convertible Notes to the New Investors pursuant to the terms of a Securities Purchase Agreement dated December 30, 2004 (Securities Purchase Agreement). In connection with the issuance of the Convertible Notes, we granted to the New Investors certain registration rights with respect to the shares of Class A Common Stock underlying the Convertible Notes. Our obligation to register such shares is embodied in a registration rights agreement with the New Investors dated December 30, 2004 (Registration Rights Agreement). The terms of the Convertible Notes, the Securities Purchase Agreement and the Registration Rights Agreement are more fully described in the “Certain relationships and related party transactions” section of this prospectus.

As a result of the transactions described above, none of the Bin Mahfouz family, Mr. Al-Amondi or Mr. Idris hold any direct debt or equity interest in our company or has any voting control rights in our company. An entity controlled by two Bin Mahfouz sons is entitled to conditional royalty payments from us for each annual period through December 31, 2015. Yenura, a company whose voting shares are controlled by our Chairman and Chief Executive Officer, Mr. Samara, holds 17.4 million shares of WorldSpace Class B Common Stock. Although Mr. Idris holds only non-voting shares, he holds the majority of the economic interest in Yenura.

Certain relationships and related party transactions

The summaries of the agreements described below are not complete and are subject to, and qualified in their entirety by, the provisions of the actual agreements. These agreements have been filed as exhibits to the registration statement of which this prospectus is a part and we suggest you read the agreements in their entirety.

We have engaged, and in the future may engage, in transactions with our shareholders and companies affiliated with our shareholders. We believe that these transactions have been made on terms no less favorable than could have been obtained from unaffiliated third parties. We comply with Delaware law with respect to transactions involving potential conflicts. Delaware law requires that all transactions between us and any director or executive officer are subject to full disclosure and approval of the majority of the disinterested members of our board of directors, approval of the majority of our stockholders or the determination that the contract or transaction is intrinsically fair to us.

Other than the transactions described below, for the last three full fiscal years there has not been, nor is there currently proposed, any transaction or series of similar transactions to which we are or will be a party:

➢	in which the amount involved exceeded or will exceed $60,000; and

➢	in which any director, executive officer, holder of more than 5% of our common stock on an as-converted basis or any member of their immediate family has or will have a direct or indirect material interest.

LOAN RESTRUCTURING AGREEMENT

On September 30, 2003, WorldSpace Maryland entered into a Loan Restructuring Agreement with Stonehouse, WIN and WorldSpace Satellite Company Ltd. (Satellite Co.). This agreement superseded the Amended and Restated Loan Agreement (the Loan Agreement) and certain Security Agreements (Security Agreements) each dated as of April 21, 2000, among the same parties and, upon its effectiveness, provided for the extinguishment of the debt owed thereunder by WIN, Satellite Co. and WorldSpace Maryland, collectively referred to as the WorldSpace Parties, in exchange for certain royalty payments (the Restructuring), provided that certain conditions were met prior to September 30, 2004 (the Outside Date).

On September 28, 2004 the parties to the Loan Restructuring Agreement entered into a First Amendment to Loan Restructuring Agreement and Royalty Agreement (the Amendment) to amend certain provisions of the aforementioned arrangements, including the extension of the Outside Date to March 31, 2005. The Restructuring was completed on December 31, 2004.

Under the Loan Restructuring Agreement, Stonehouse cancelled, released and discharged all obligations and liabilities of the WorldSpace Parties arising under the Loan Agreement, and all liens and security interests under the Security Agreements upon satisfaction or waiver of certain conditions precedent, including, among other things, the delivery of executed release agreements and the Royalty Agreement described below, the completion of a third-party investment of not less than $50 million in the WorldSpace Parties and their affiliates (see “—New Investment Transaction” below), which we refer to as the WorldSpace Enterprise, and payment of a $1.25 million success fee to Houlihan, Lokey, Howard and Zukin. Each of the conditions precedent was satisfied or waived on December 30, 2004, and, thereafter, the releases and Royalty Agreement were released from escrow and the Royalty Agreement became effective.

Certain relationships and related party transactions

ROYALTY AGREEMENT

The WorldSpace Parties entered into a Royalty Agreement with Stonehouse dated as of September 30, 2003, which was placed, along with the Original Agreement Release described below, into escrow until the completion of the Restructuring. The Royalty Agreement, as amended by the Amendment as of September 29, 2004, was released from escrow on December 30, 2004 and became effective on December 31, 2004. Together with the Loan Restructuring Agreement, the Royalty Agreement provides for all WorldSpace Parties’ debt to Stonehouse to be replaced with an obligation by WorldSpace to make royalty payments to Stonehouse in the amount of 10% of the annual consolidated EBITDA (earnings before interest, taxes, depreciation and amortization) (the Royalty Payment) for each calendar year from 2003 through 2015 (the Term). An interim payment of 80% of any Royalty Payment owed is to be made within 60 days of the end of a calendar year, with the remaining 20% to be paid within 180 days of the end of the calendar year.

The Royalty Agreement requires that WorldSpace establish and maintain a segregated reserve account with a sub-account for each calendar year during the Term. WorldSpace must deposit into the appropriate sub-account, within 45 days after the beginning of each quarter, an amount equal to 25% of the Royalty Payment for such year as estimated in good faith by WorldSpace on the basis of the best information then reasonably available. Each of those separated accounts or sub-accounts constitute deposit accounts within the meaning of the New York Uniform Commercial Code (UCC) and will be subject to the ‘control’ (within the meaning of the UCC) of Stonehouse during the Term. Except as otherwise agreed, funds that have been deposited by WorldSpace in the accounts in respect of any royalty payment obligations may only be invested in certain agreed permitted investments.

The Royalty Agreement provides that in the event that all or substantially all of the assets of any WorldSpace Party are sold or any WorldSpace Party is liquidated (each, a Scale-Down Transaction) Stonehouse may, at its option, receive a fee, (a Scale-Down Fee) in lieu of future royalty payments with respect to the WorldSpace Party that was the subject of the Scale Down Transaction. In the event that Stonehouse elects to receive a Scale-Down Fee with respect to a Scale-Down Transaction, WorldSpace will pay a Scale-Down Fee equal to 60% of the portion of the proceeds (whether cash or property) of the sale or liquidation that is to be included in any distributions to WorldSpace’s stockholders as of December 31, 2004 in such Scale-Down Transaction; provided, however, that the percentage of proceeds owed to Stonehouse in respect of any Scale-Down Transaction will be reduced by 10% (i.e., 60% to 54%) for each $50 million in royalty or scale-down fee payments actually made to Stonehouse theretofore.

In addition to the foregoing, the Royalty Agreement provides that upon a sale, liquidation, bankruptcy of or a foreclosure on WorldSpace at any time prior to December 31, 2015, then to the extent that the portion of the total distributions to the WorldSpace Parties’ stockholders as at December 31, 2004 which is received by Noah A. Samara (and his affiliates, and other related parties) exceeds the cumulative amounts received by Stonehouse, Noah A. Samara will immediately pay Stonehouse a cash payment equal to one-half of such excess amounts.

The Royalty Agreement provides further that “Distributions” (i.e., dividends, return of capital, etc.) by the WorldSpace Parties on the shares of Class B Common Stock held by Noah A. Samara and his affiliates may only be paid out of certain excess funds (i.e., unspent funds earned by WorldSpace in any calendar year less the royalty payment owed to Stonehouse for the year) available at calendar year-end, on or after the 180th day of the calendar year, and only after the Royalty Payment due and payable on the 180th day of the calendar year has been paid in full. In addition, no Distribution may be paid to such stockholders unless on the date of such payment the WorldSpace Parties are current on all expenses and other amounts owed to any person, and the contemplated payment of the Distribution will not result in any reasonably foreseeable or likely shortfall in funds available to meet future expenses and other amounts which will become due to any person during the subsequent twelve-month period.

Certain relationships and related party transactions

Moreover, for a period of three years from the date of the Restructuring, none of the WorldSpace Parties may voluntarily sell all or substantially all of the assets or liquidate, without the prior written consent of Stonehouse, which consent will not be unreasonably withheld. The WorldSpace Parties have also agreed (i) not to sell certain assets other than for fair value or (ii) sell or transfer assets to the extent that any such sales or transfers would be reasonably likely to materially diminish the overall returns to Stonehouse under the Royalty Agreement.

WorldSpace is required to apply the proceeds of the new financing required as a condition to effectiveness of the Royalty Agreement substantially in accordance with the funding expenditure plan that was provided to Stonehouse on September 30, 2003. In December 2004, Stonehouse approved the funding expenditure plan with respect to the proceeds of the new financing described below.

Stonehouse has the right to audit the books and accounts of the WorldSpace Parties at any time during the Term, but not more frequently than once per year, upon reasonable advance notice for the purpose of determining or confirming any calculation of WorldSpace EBITDA.

The Company’s capital structure is designed to differentiate between stockholders to whom Distributions by the Company are not restricted (the holders of shares of the Company’s Class A Common Stock) and those who are restricted under the terms of the Royalty Agreement (the holders of shares of the Company’s Class B Common Stock). Initially, shares of Class B Common Stock were issued to Noah A. Samara, TelUS Communications and Yenura Pty. Ltd. TelUS and Yenura are entities affiliated with and controlled by Noah Samara. In June 2005, Stonehouse and the WorldSpace Parties agreed to further amend the Royalty Agreement to eliminate the restrictions on Distributions to Mr. Samara and to TelUS Communications. Thereafter Mr. Samara and TelUS exchanged all of their shares of Class B Common Stock for shares of Class A Common Stock and, in the case of Mr. Samara, his options to acquire shares of Class B Common Stock for options to acquire shares of Class A Common Stock. As a result of this amendment and the subsequent exchange, Yenura Pty. Ltd. is the sole holder of shares of Class B Common Stock.

ORIGINAL AGREEMENT RELEASE

The WorldSpace Parties entered into an Original Agreement Release with Stonehouse on September 30, 2003 whereby Stonehouse and the WorldSpace Parties permanently and irrevocably cancelled, released and discharged each other from all obligations and liabilities, including the WorldSpace debt owed under the Loan Agreement in the amount of $1,872,769,237 and all liens and security interests arising under the Security Agreements or any related agreement. This release became effective on December 31, 2004 upon completion of the Restructuring.

EXCHANGE AGREEMENT

In connection with the Restructuring, we entered into an Exchange Agreement dated as of December 29, 2004 with WorldSpace Maryland, WIN and Yenura Pte. Ltd. (Yenura), a Singapore company in which our Chairman, Noah A. Samara, holds all voting shares and in which Salah Idris holds all non-voting shares, but a majority of the economic interest. Pursuant to this Agreement, we cancelled and discharged debt obligations in an aggregate principal amount of $120,084,654 owed by WorldSpace Maryland and WIN, for 17.4 million shares of our Class B Common Stock as further described below.

Pursuant to a Purchase and Sale Agreement dated December 29, 2004 (the Industrial Purchase and Sale Agreement), Yenura purchased from Industrial Development two notes issued by WIN to Industrial Development in the original principal amounts of $10,000,000 and $56,097,912. On December 29, 2004, Yenura separately purchased from Saifcom Establishment, a Liechtenstein company (Saifcom) a note issued by WIN to Saifcom in the original principal amount of $10,000,000.

Certain relationships and related party transactions

In addition, pursuant to the Loan Agreement and Guarantee dated as of September 21, 2002 among WorldSpace Maryland, WIN and Yenura, WorldSpace Maryland issued to Yenura a convertible note in the principal amount of $52,925,000. Pursuant to the First Supplemental Loan Agreement and Guarantee dated June 23, 2003 among the same parties, WorldSpace Maryland issued to Yenura a further convertible note in the principal amount of $24,750,000. Pursuant to the Second Supplemental Loan Agreement and Guarantee dated December 29, 2004 among the same parties, WorldSpace Maryland issued to Yenura a convertible note in the aggregate amount of $44,343,242.

In exchange for the cancellation and discharge of all of the WIN and WorldSpace Maryland debt obligations described above, we, as the successor corporation of both WIN and WorldSpace Maryland, issued to Yenura 17.4 million shares of WorldSpace Class B Common Stock.

Yenura has agreed to indemnify and hold us, our predecessor companies, our affiliates, shareholders, directors, officers, employees, attorneys, accountants and agents harmless from and against any loss suffered or incurred by a WorldSpace indemnitee resulting from or arising out of the inaccuracy of any representation or warranty made by Yenura or the failure by Yenura to perform any covenant, agreement or other obligation contained in the Exchange Agreement. We agreed to indemnify Yenura and hold it, its affiliates, shareholders, directors, officers, employees, attorneys, accountants and agents harmless from and against any loss suffered or incurred by a Yenura indemnitee resulting from or arising out of the inaccuracy of any representation or warranty we made or by our failure to perform any covenant, agreement or other obligation contained in the Exchange Agreement.

NEW INVESTMENT TRANSACTION

On December 31, 2004, in connection with the Restructuring, New Investors acquired an aggregate principal amount of $155 million of senior unsecured convertible notes (Convertible Notes). In connection with this purchase, we granted to the New Investors certain registration rights. The terms of the Securities Purchase Agreement, Registration Rights Agreement, and Convertible Notes are discussed below:

Securities purchase agreement

We entered into a Securities Purchase Agreement dated as of December 30, 2004 with WorldSpace Maryland and Highbridge International LLC, Amphora Limited and certain other institutional investors whereby we issued to them the Convertible Notes. Each Convertible Note is convertible into shares of our Class A Common Stock which are subject to the Registration Rights Agreement. The principal terms of the Securities Purchase Agreement may be summarized as follows:

Proceeds. We are using the proceeds from the sale of the Convertible Notes for the repayment of certain amounts payable to Alcatel Space for the construction of the Company’s satellites, working capital and other general corporate purposes. Proceeds may not be used for (i) the repayment of our indebtedness or that of any of our subsidiaries or for (ii) the redemption or repurchase of any of our equity securities.

Dilutive Issuances. So long as any New Investor beneficially owns Convertible Notes, or any shares into which they are converted, we will not issue (x) any Convertible Notes other than to the New Investors as contemplated by the Securities Purchase Agreement and (y) any other securities that would cause a breach or default under the Convertible Notes. After the registration of our Class A Common Stock becomes effective under the Securities Exchange Act of 1934 and for as long as any Convertible Notes remain outstanding, we will not, subject to certain exceptions provided in the Securities Purchase Agreement, issue or sell common stock equivalents that allow the holder thereof to convert, exchange or exercise such common stock equivalents for shares of common stock at a conversion, exchange or

Certain relationships and related party transactions

exercise price which varies or may vary with changes in its market price (commonly known as “death spiral” or “toxic” converts), subject to exceptions for net share settlement and stock option plan transactions. After giving effect to the Yenura Exchange Agreement and the mergers of WIN into WorldSpace Maryland and WorldSpace Maryland into us, we may not lower the price at which any common stock equivalents outstanding on December 31, 2004 are exercisable or exchangeable for or convertible into shares of Class A Common Stock or Class B Common Stock.

We have agreed not to issue any additional shares of Class B Common Stock or Class B Common Stock equivalents without the consent of the New Investors.

Voting Rights. If we have not paid cash interest on the Convertible Notes on six consecutive interest dates and our qualifying initial public offering has not occurred, the holders of the Convertible Notes will be entitled to elect not less than two additional directors to our board of directors.

Capital Stock. Prior to a Qualifying IPO, we may not amend any voting powers, designations, preferences, rights or qualifications, limitations or restrictions of any of our capital stock without the prior written consent of the New Investors.

Listing. After a Qualifying IPO, we must secure and maintain the listing of all shares underlying the Convertible Notes (Conversion Shares) on the NASDAQ National Market (and on each other national securities exchange and automated quotation system on which our Class A Common Stock is then listed).

Convertible notes

As noted above, on December 30, 2004 we issued Convertible Notes due December 31, 2014 in an aggregate principal amount of $155 million. The principal terms of the Convertible Notes are as follows:

Ranking. Prior to a Qualifying IPO (as described below), the Convertible Notes will not be subordinate to any Indebtedness (as defined in the Convertible notes) and all payments will be senior to our other debt, other certain permitted pari passu indebtedness and royalty payments, any Scale Down Fees and foreclosure. Following our Qualifying IPO, the Convertible Notes may be expressly made subordinate and junior in right of payment to indebtedness payment incurred after the Qualifying IPO.

Optional Repurchase. The holders may require us to repurchase all or any portion of the Convertible Notes on the third anniversary of the issuance date at a price equal to 100% of the principal amount of the Convertible Notes plus any accrued and unpaid interest in cash.

Interest. Interest will accrue at a rate of 5% per annum and be payable quarterly in arrears. The interest rate will increase if new pari passu debt with a higher rate of interest is issued prior to a Qualified IPO (in which event the rate on the Convertible Notes will increase to the rate of the new debt). Further, unless the interest rate has already been increased due the issuance of pari passu indebtedness at a higher rate of interest, the interest rate will increase by 100 basis points if the registration statement for a Qualifying IPO is not declared effective before December 31, 2005. If we have not completed our Qualifying IPO within two years of the issuance of the Convertible Notes, the interest rate will be the greater of the interest rate then in effect or 10% per annum.

Upon an event of default, the interest rate will be the greater of the interest rate then in effect or 15% per annum. If interest on the Convertible Notes is not paid in full on any interest payment date, the principal amount of the Convertible Notes will be increased for subsequent interest accrual periods by an amount

Certain relationships and related party transactions

that reflects the accretion of the unpaid interest at an annual rate equal to the interest rate then in effect plus 2%, calculated on a quarterly basis, from, and including, the first day of the relevant interest accrual period to, but excluding, the subsequent interest payment date.

Redemption. We may redeem the Convertible Notes on the later of (a) 18 months after the issuance date of the Convertible Notes or (b) the first anniversary of a Qualified IPO (each such date, a Redemption Eligibility Date). Thereafter, subject to the satisfaction of certain Equity Conditions (as described below), we may redeem, on 30 days notice, the Convertible Notes at a redemption price in cash equal to 100% of the principal amount thereof plus any accrued and unpaid interest in cash and, provided that our Class A Common Stock publicly trades at a per share price in excess of 150% of the per share price of our Class A Common Stock in the Qualifying IPO for each of the 20 consecutive trading days following the applicable Redemption Eligibility Date, and provided further that we will also be obligated to pay the present value of all future interest coupons that would have accrued and been payable until the third anniversary of the issuance date of the Convertible Notes. Upon call for redemption, the holders will continue to have the right to convert the Convertible Notes into our Class A Common Stock prior to the date of redemption. The “Equity Conditions” that must be satisfied in order for the Company to redeem Convertible Notes may be summarized as follows: (a) a registration statement covering the remaining Conversion Shares must be effective and available for resale of such shares or all of such shares must be eligible for resale under Rule 144(k), (b) the Class A Common Stock must be listed on the New York Stock Exchange or the NASDAQ National Market (c) there shall not have occurred either (i) the public announcement of a pending, proposed or intended fundamental transaction (e.g., merger, sale of all or substantially all of WorldSpace’s assets or certain other similar events in which the Company does not survive or control of the Company changes) which has not been abandoned, terminated or consummated or (ii) a default or an event of default under the Convertible Notes and (d) the Company must otherwise be in material compliance with the terms of the Stock Purchase Agreement, Convertible Notes and Registration Rights Agreement.

After the third anniversary of the issuance date of the Convertible Notes, we may (if a Qualified IPO has been completed), subject to the satisfaction of the Equity Conditions, redeem any or all of the outstanding Convertible Notes at 100% of the principal amount thereof plus all accrued and unpaid interest.

Following a change of control, including fundamental transactions, which include (i) a consolidation or merger with or into another person (other than pursuant to a migratory merger solely for the purpose of changing jurisdictions), (ii) a sale, assignment, transfer, conveyance or other disposition of all our property or assets to another person, (iii) being the subject of a purchase, tender or exchange offer that is accepted by the holders of more than 50% of the outstanding shares of common stock, (iv) the consummation of a stock purchase agreement with another person whereby such person acquires more than 50% of the outstanding shares of common stock, (v) a reorganization, recapitalization or reclassification of common stock or (vi) if, prior to this offering Noah Samara ceases to be the beneficial owner of not less than 50% of the outstanding shares of common stock the holders of the Convertible Notes may require us to redeem the Convertible Notes at a price equal to the greatest of (i) the sum of (A) the product of (x) the amount of the Convertible Notes being redeemed (including principal and accrued but unpaid interest) and (y) the quotient determined by dividing (I) the closing sale price of the Class A Common Stock immediately following the public announcement of such proposed change of control by (II) the then applicable conversion price and (B) the present value of the remaining interest payments on the Convertible Notes through the third anniversary of their issuance (Present Value of Interest); (ii) the sum of (A) the value of the consideration, assuming that the entire principal amount and accrued but unpaid interest being redeemed were converted into shares of Class A Common Stock at the then prevailing conversion rate, issuable per share of common stock in such change of control for the

Certain relationships and related party transactions

entire principal amount of the Convertible Notes and accrued but unpaid interest being redeemed and (B) the Present Value of Interest (if any); or (iii) the sum of (A) the principal amount of the Convertible Notes and accrued but unpaid interest being redeemed and (B) the Present Value of Interest (if any).

The holders have the right to require us to redeem some or all of their remaining Notes (at their principal amount, plus accrued but unpaid interest) on the third anniversary of the issuance of the Notes

Conversion. The Convertible Notes may, at the option of the holder, be converted into shares of our Class A Common Stock at any time.

The currently applicable conversion price for the Notes is $13.52. Immediately following the completion of this offering, the conversion price will be the lesser of (i) the then applicable pre-Qualifying IPO conversion rate or (ii) the product of (x) 0.9 and (y) the Qualifying IPO price. The conversion price will be subject to adjustment as described under “—Anti-dilution; Adjustments to Conversion Price” below.

Events of Default. Events of default under the terms of the Convertible Notes include:

➢	failure to file (or have declared effective) on a timely basis, any registration statement required under the terms of the Registration Rights Agreement;

➢	the suspension from trading or failure of the Class A Common Stock to be listed on an eligible securities exchange (which includes the NASDAQ National Market) for a period of five (5) consecutive days or for more than an aggregate of ten (10) days in any 365-day period;

➢	failure to cure a conversion failure by delivery of the required number of shares of Class A Common Stock within ten (10) business days after the applicable conversion date, or certain other related conversion failures;

➢	failure to maintain the agreed number of shares available for conversion of the shares underlying the Convertible Notes;

➢	failure to pay to a holder any amount of principal, interest, late charges or other amounts when and as due under the Convertible Notes;

➢	any default under (after the expiration of all applicable grace periods), redemption of or acceleration prior to maturity of any indebtedness of us or any of our subsidiaries, which individually or in the aggregate is equal to or greater than $5 million principal amount of indebtedness;

➢	certain bankruptcy or insolvency events;

➢	a final judgment or judgments for the payment of money, which in the aggregate are in excess of $1 million, are rendered against us or any of our subsidiaries which are not bonded, discharged or stayed pending appeal, or are not discharged within 60 days thereof; and

➢	a breach of any representation, warranty, covenant or agreement in the Convertible Notes, Stock Purchase Agreement or Registration Rights Agreement that would have a material adverse effect or a breach of certain specific representations of the Securities Purchase Agreement that relate to compliance with law, breach of a letter agreement between Mr. Samara and Mr. Idris or any breach of the prohibitions on the incurrence of debt set forth in the terms of the Convertible Notes.

In addition to penalty interest, we are required to allow the holders of the Convertible Notes to redeem all or a portion of their Convertible Notes following an event of default. Certain events of default require payment of a 25% premium over the redemption price.

“Qualified IPO” means a firm commitment, fully underwritten public offering in the United States of our Class A Common Stock by a nationally recognized investment banking firm at a per share price of not

Certain relationships and related party transactions

less than $12.00 with gross proceeds to us of not less than $100 million, with the shares of our Class A Common Stock listed on either The New York Stock Exchange or the NASDAQ National Market. If the offering contemplated by this prospectus is consummated, we will have completed a “Qualifying IPO” within the meaning of this definition.

Voting Rights. The holders of Convertible Notes are not entitled to any voting rights unless interest has accrued and remains unpaid in cash after six consecutive quarters and no Qualified IPO has occurred, in which case the holders, as a class, may, subject to certain conditions, elect two additional directors to our board of directors or such greater number as may be commensurate with the implied ownership interest percentage of holders of the Convertible Notes based upon the number of shares of Class A Common Stock to which they would then be entitled upon conversions.

Pass-Through Dividends. All cash dividends or distributions paid or payable on the Class A Common Stock must also be paid concurrently to holders of Convertible Notes in respect of their Conversion Shares on an as-converted basis.

Effectiveness of Form S-1 Registration. If a Form S-1 registration statement is not declared effective prior to December 31, 2005 then (a) the initial coupon rate will be increased by an additional 1% and (b) the conversion price would be reduced to $12.58 per share (subject to adjustment for stock splits and similar circumstances).

Limitations on Incurrence of Debt. Prior to the consummation of a qualified IPO, we may only incur up to $175 million of debt that ranks pari passu with the Convertible Notes, inclusive of the Convertible Notes (i.e., $20 million of additional pari passu debt), provided, however, that we may not issue additional pari passu debt if the amount of our Alcatel payables is greater than the pari passu basket (i.e., $175 million less the principal amount outstanding at any relevant time on the Convertible Notes). Prior to the consummation of a Qualified IPO, we may not incur any indebtedness that ranks senior to the Convertible Notes. Should new debt be incurred on a secured basis then the Convertible Notes shall share ratably in such security.

Anti-dilution; Adjustments to Conversion Price. The formula for adjusting the conversion rate on the conversion date and number of shares of our Class A Stock to be delivered are subject to customary anti-dilution adjustments if certain events occur. In addition, prior to the occurrence of the Qualified IPO (subject to an exception for certain securities issued to our officers, directors and employees for compensatory purposes), if any equity security is issued at a price lower than the then applicable conversion price, then the conversion price of all shares underlying the Convertible Notes will be adjusted to that lower price. Following the consummation of the Qualified IPO, the conversion price of the shares underlying the Convertible Notes will be subject to adjustment (on a weighted basis determined on the basis of the number of shares issued, the consideration received and the number of shares outstanding prior to the issuance) if any equity securities are issued at a price lower than the then current market price of a share of the Class A Common Stock.

Registration rights agreement

On December 30, 2004, and in connection with the Securities Purchase Agreement described above, we entered into a Registration Rights Agreement with the New Investors pursuant to which we agreed to provide certain registration rights to the New Investors with respect to the Convertible Notes.

Right to Demand Registration. Beginning 180 calendar days after this offering, the New Investors will have the right to demand, at any time or from time to time, that we file up to three registration statements registering for resale all or part of the shares of Class A Common Stock issuable upon conversion of the Convertible Notes. Only Highbridge International LLC, Amphora Limited and their

Certain relationships and related party transactions

affiliates who hold Convertible Notes, or if none hold any securities subject to the Registration Rights Agreement, a holder or holders holding at least $40 million or more of the aggregate principal amount of Convertible Notes, may request a demand registration. We are not obligated to effect a demand registration unless the reasonably anticipated aggregate offering price to the public of all registrable securities for which registration has been requested by the New Investors, together with any shares sold by us for our account, will be at least $25 million. After a demand registration statement has been declared effective by the SEC, the New Investors may not request an additional demand registration for 90 calendar days. In the event of a demand registration, each New Investor has agreed to a 30 day lock-up of registrable securities following the effectiveness of the registration statement filed pursuant to the exercise of a demand registration right, other than sales under such registration statement.

Required Shelf Registration. Within 10 calendar days of the first anniversary of this offering, we are required to file a shelf registration statement on Form S-3 covering the resale of all registrable securities held by all New Investors. Once we have filed the shelf registration statement, the New Investors will have no right to request any further demand registrations provided that the shelf registration statement is declared effective by the SEC within 120 days of the filing.

Registration Deadlines and Default Penalties. Upon a request for a demand registration, we must file a registration statement with the SEC within 90 calendar days and have it declared effective within 180 days of such request. As discussed above, we must file a shelf registration statement no later than 10 calendar days after the first anniversary of this offering and have that registration statement declared effective within 120 days from filing with the SEC.

If a demand registration statement or the shelf registration statement is not filed with the SEC or not declared effective before the applicable deadline, which constitute a “filing failure” and an “effectiveness failure”, respectively, or if we fail to keep the registration statement effective for the applicable length of time, which constitute a “maintenance failure”, then we are obligated to pay to each of the New Investors holding registrable securities an amount in cash equal to 1% of the aggregate purchase price of such New Investor’s Notes on the date of the filing failure, the effectiveness failure or the maintenance failure, as applicable, and 2% of the aggregate purchase price of such New Investor’s Notes on every 30th day thereafter, until such failure is cured.

Blackout Periods. We are entitled to postpone a demand registration and to require the New Investors to discontinue disposition of their securities covered by the shelf registration if our board of directors determines in good faith that effecting such a registration or continuing such disposition at that time would not be advisable in light of pending or anticipated corporate developments or if we possess material, non-public information which the board of directors determines in good faith is not in our best interests to disclose at that time. We may exercise this right for two periods of up to 30 days or one period of up to 45 days in any 12 month period.

Piggyback Registration Rights. The Registration Rights Agreement provides that if we propose to allow any of our stockholders to participate in our initial public offering by selling a number of common shares that would likely result in aggregate gross proceeds to such stockholders in excess of $5 million, then the New Investors would be permitted to participate and sell a number of common shares in the offering that would likely result in aggregate gross proceeds to the New Investors in an amount not in excess of the amount being sold by our stockholders less $5 million.

At any time at which there is not an effective registration statement in respect of the New Investors registrable securities (i.e., shares of Class A Common Stock underlying the Convertible Notes) and we propose or are required to register securities under the Securities Act, we are required to give notice to

Certain relationships and related party transactions

the New Investors and the New Investors will have a right to participate in the registration. This right does not apply to any registration in connection with registrations on Forms S-4, S-8 or S-3 for compensatory, bonus or other similar plans, dividend reinvestment plans and stock purchase plans.

Underwritten Offerings. We have agreed to effect up to a maximum of three underwritten offerings under the Registration Rights Agreement, whether as demand registrations or sales under the shelf registration.

Expenses. We will pay all registration expenses in connection with any registration statement under the Registration Rights Agreement. Each New Investor will pay all their pro rata portion of discounts and commissions payable to underwriters, selling brokers, managers or other similar persons engaged in a distribution.

Termination. Our registration obligations under the Registration Rights Agreement will terminate upon the earlier of the date when a New Investor may sell all of our registrable securities pursuant to Rule 144(k) of the Securities Act or the date on which all of our securities shall have ceased to be registrable securities.

XM INVESTMENT

On July 18, 2005, we issued to XM 1,562,500 shares of Class A Common Stock for an aggregate purchase price of $25 million. In connection with this transaction, we entered into a global satellite radio cooperation agreement with XM pursuant to which we each agreed to cooperate with one another on receiver technology, terrestrial repeater technology, OEM and third party distribution relationships, content opportunities and new applications and services. In addition, pursuant to a stockholders agreement among Noah Samara, our Chairman, certain entities controlled by Mr. Samara, XM and ourselves, Gary Parsons, the Chairman of the board of directors of XM, was elected to our board of directors. In connection with this transaction, we also granted to XM a performance-based warrant to purchase 1,973,684 shares of Class A Common Stock (assuming an initial offering price of $19.00 per share; the actual number of shares will be equal to $37.5 million divided by the initial per share public offering price). Half of the warrant shares will vest upon our obtaining an operational chipset developed with substantial support from XM under the cooperation agreement. The other half of the warrant shares will vest upon our designing for deployment a terrestrial repeater network utilizing and relying to a substantial extent on XM software, XM know-how in utilizing the software of others or XM support personnel under the cooperation agreement. The warrant will expire on the third anniversary of the closing of this offering.

Securities Purchase Agreement

We entered into a securities purchase agreement dated as of July 18, 2005 with XM whereby we issued to XM 1,562,500 shares of Class A Common Stock for an aggregate purchase price of $25 million and issued to XM a warrant to acquire shares of Class A Common Stock. The principal terms of the securities purchase agreement may be summarized as follows:

Restriction on Transfer. XM agreed that, for a period of eighteen months from July 18, 2005, it would not (a) sell, offer to sell, contract or agree to sell, hypothecate, hedge, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, any shares, or warrants or other rights to purchase the shares, or shares issued upon exercise of the warrant; (b) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of

Certain relationships and related party transactions

ownership of any shares or warrants or other rights to purchase shares, or shares issued upon exercise of the warrant, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise; or (c) exercise any rights under the registration rights agreement described below.

Warrant

As noted above, as part of the investment we issued to XM a warrant to acquire shares of Class A Common Stock. The principal terms of the warrant are as follows:

Number of Shares/Exercise Price. The warrantholder has the right to purchase a number of shares of Class A Common Stock (warrant shares) equal to $37.5 million divided by the public offering price per share of a Qualified IPO (as defined below) or, if a Qualified IPO has not occurred on or before July 18, 2006, $16.00 per share. For purposes of the warrant, a “Qualified IPO” means a firm commitment, fully underwritten public offering in the United States of our Class A Common Stock by a nationally recognized investment banking firm and pursuant to a registration statement under the Securities Act at a per share price of not less than $7.50 with gross proceeds to us that exceed $100 million and after which the shares of our Class A Common Stock listed on either The New York Stock Exchange or the NASDAQ National Market. If the offering contemplated by this prospectus is consummated, we will have completed a “Qualified IPO” within the meaning of this definition.

Term of Warrant. The warrant expires on the earlier of the third anniversary of the closing of a Qualified IPO or July 18, 2009.

Exercisability of Warrant. The warrant will vest in installments upon certain events, which may occur in any order and at any time during the term of the warrant:

➢	the right to exercise the warrant will vest in respect of, and the warrant will become exercisable for, one half of the warrant shares upon us obtaining an operational chipset developed with substantial support from XM under the cooperation agreement described below; and

➢	the right to exercise the warrant will vest in respect of, and the warrant will become exercisable for, one half of the warrant shares upon our designing for deployment a terrestrial repeater network utilizing and relying to a substantial extent on XM software, XM know-how in utilizing the software of others or XM support personnel under the cooperation agreement.

An “operational chipset” means a radio chipset which (1) is included in radios sold to subscribers, (2) has been licensed or otherwise provided to one or more manufacturers as a model or prototype for manufacturing chipsets in significant quantifies, or (3) has been licensed to any third party for use in or in connection with such third party’s products or services.

Transferability of Warrant. XM may not transfer the warrant without our written consent, except to any XM successor or to a wholly-owned subsidiary of XM or such successor.

Anti-dilution; Adjustments to Exercise Price. The formula for adjusting the exercise price on the exercise date and number of shares of our Class A Common Stock to be delivered are subject to customary anti-dilution adjustments if certain events occur. Following the consummation of the Qualified IPO, the exercise price of the shares underlying the warrant will be subject to adjustment if any equity securities are issued at a price lower than the then current market price of a share of the Class A Common Stock.

Certain relationships and related party transactions

Reservation of shares: We have agreed to reserve and keep available for issuance, at all times, the number of shares of Class A Common Stock which may then be delivered upon exercise of all outstanding vested warrants.

Registration Rights Agreement

On July 18, 2005 and in connection with the securities purchase agreement described above, we entered into a registration rights agreement with XM pursuant to which we agreed to provide certain registration rights to XM with respect to the shares they purchased, including any shares XM may receive in connection with any exercise of its warrant.

Right to Demand Shelf Registration. Beginning on the later of (i) the date we are first eligible to register securities for resale on Form S-3 or (ii) the first business day after the 18 month anniversary of the registration rights agreement (January 19, 2007) XM will have the right to demand, at any time or from time to time, that we file one shelf registration statement on Form S-3 registering for resale all or part of the shares of Class A Common Stock XM acquired in the investment, including the shares of Class A Common Stock issuable upon exercise of a warrant. If we ask XM to register less than all of the securities it seeks to register pursuant to its demand registration right, XM will have a right to one further demand registration.

Incidental Registration Rights. Beginning the first business day after the 18 month anniversary of the registration rights agreement (January 19, 2007) at any time at which we propose or are required to register securities under the Securities Act in an underwritten offering, we are required to give notice of the same to XM and XM will have a right to participate in any such registration, subject to any limitation on the number of shares that may be included by XM in the offering that may be imposed by the underwriters of such offerings. This right does not apply to any registration in connection with this offering or registrations on Forms S-4, S-8 or S-3 for compensatory, bonus or other similar plans, dividend reinvestment plans and stock purchase plans.

Shelf Registration. We may, but are not required to, arrange to have declared effective a shelf registration statement on Form S-3 covering the resale of all registrable securities held by XM. If such a shelf registration statement is in effect, we are not required to effect a demand shelf registration or maintain the effectiveness of a demand shelf registration.

Registration Deadlines and Default Penalties. Upon a request for a demand shelf registration, we must file a shelf registration statement with the SEC within 90 calendar days and have it declared effective within 180 days of such request. If a demand shelf registration statement is not filed with the SEC or not declared effective before the applicable deadline, which constitute a “filing failure” and an “effectiveness failure,” respectively, or if we fail to keep the shelf registration statement effective for the applicable length of time, which constitutes a “maintenance failure,” then we are obligated to pay to each holder of registrable securities an amount in cash equal to 1.0% of the aggregate purchase price of XM’s securities relating to the registrable securities in that demand shelf registration statement on the date of the filing failure and the effectiveness failure and the initial day of a maintenance failure, as applicable, and 2% of such aggregate purchase price included in that shelf registration statement on every thirtieth day after the date of any filing failure and effectiveness failure and the initial day of a maintenance failure, until the failure is cured.

Blackout Periods. We are entitled to postpone a demand shelf registration and to require XM to discontinue disposition of its securities covered by a demand shelf registration statement if our board of

Certain relationships and related party transactions

directors determines in good faith that effecting such a registration or continuing such disposition at that time would not be advisable in light of pending or anticipated corporate developments or if we possess material, non-public information which the board of directors determines in good faith is not in our best interests to disclose at that time. We may exercise this right for two periods of up to 30 days or one period of up to 45 days in any 12 month period.

Expenses. We will pay all registration expenses in connection with any registration statement under the registration rights agreement. XM (and each other holder of registrable securities) will pay their pro rata portion of discounts and commissions payable to underwriters, selling brokers, managers or other similar persons engaged in a distribution.

Holdback. XM (and each other holder of registrable securities) will agree not to sell, offer for sale, pledge, or otherwise transfer the economic consequences of their registrable securities, pursuant to the terms of a lock-up agreement requested by any lead or managing underwriter in connection with an underwritten offering of our Common Stock in which XM (and such other holders) have been permitted to include their registrable securities, with the term of any such lock-up agreement not to exceed 90 days from the effective date of the registration statement.

Termination. Our registration obligations under the registration rights agreement will terminate upon the earlier of the date when XM (and each other holder of registrable securities) may sell all their registrable securities pursuant to Rule 144(k) of the Securities Act or the date on which all of these securities shall have ceased to be registrable securities.

Satellite radio cooperation agreement

On July 18, 2005 and in connection with the securities purchase agreement described above, we entered into a satellite radio cooperation agreement with XM. The principal terms of the cooperation agreement are as follows:

Ongoing Mutual Assistance and Joint Assessment of Opportunities.    We and XM agreed to undertake commercially reasonable efforts to provide each other with assistance to mutually support the development of our respective DARS systems in our respective current and future markets. Areas of potential assistance involve technology, operating arrangements, distribution networks, supplier networks and partnership arrangements. The obligations for mutual assistance are secondary to each other’s primary responsibility to develop and operate its own systems.

Initial Focus of Cooperative Opportunities.    The focus of the cooperative opportunities is anticipated to include receiver technology, terrestrial repeater technology, OEM and third party distribution relationships, content opportunities, as well as new applications and services.

Assistance/Support Requests.    From time to time, we or XM may make specific written assistance requests to each other, relating to matters contemplated under the agreement. The receiving party may at its discretion accept or reject the request. If the request is accepted, the services requested will be provided on a time and materials basis, using commercially reasonable efforts, at rates to be agreed and subject to any other relevant terms in the agreement.

Cooperative Projects; Jointly Developed Technology.    We and XM will share equitably the costs of pursuing joint technology development opportunities. The technology developed will be owned jointly unless otherwise agreed. Ensuing royalties will be shared equitably, and both we and XM have agreed not to utilize or license jointly developed technology to competitors of, or in competition with, the other party.

Certain relationships and related party transactions

Ongoing Provision of Programming by WorldSpace.    We and XM have amended the existing obligations regarding the XM system: we will continue to provide four commercial-free music channels for our use on our system and for use by XM on either the XM online system and/or the XM satellite system, at XM’s option, until June 7, 2009. XM will continue to compensate us for certain expenses involved in the production of these channels through June 7, 2009 at agreed upon prices and XM’s existing bandwidth obligations to us are terminated.

Co-investing opportunities.    Until July 18, 2009, in the event we or XM pursue a regional or national satellite radio opportunity, excluding already existing agreements (and, in any event, excluding any arrangements relating to India or Canada) through a subsidiary, separate entity or partnership with third party interests therein, the pursuing party will provide to the other party the opportunity to invest in such subsidiary, entity or partnership on financial terms and conditions no less favorable than those offered to any third party or parties. Unless jointly agreed by us and XM, the minimum participation to be provided will be limited to 4.9%.

Term and Termination.    The term is the later of: (1) December 31, 2010 or (2) as long as an affiliate of XM continues to hold a seat on our board of directors. Thereafter, the agreement will automatically extend for one-year periods unless either party provides timely written notice to the other party of its intention not to renew the agreement.

Stockholders Agreement

As part of the XM investment, we entered into a stockholders agreement with XM, Mr. Noah Samara and his affiliated companies, TelUS Communication (TelUS) and Yenura Pte. Ltd. (Yenura). This agreement provides for certain arrangements with respect to the election of our directors, as well as certain other matters.

Board Representation. During the term of the agreement, XM is entitled to designate one individual who is reasonably acceptable to Mr. Samara, TelUS and Yenura to serve as one of our directors. Under the agreement, upon written notice from XM and after consultation with Mr. Samara, TelUS and Yenura, our board of directors must promptly appoint the XM designee to our board of directors to serve as a Class 1 director (which is the class of directors subject to re-election at our 2008 annual meeting of stockholders). If for any reason our board of directors or the appropriate board committee, as applicable, does not appoint the XM designee, Mr. Samara, TelUS and Yenura have agreed to use their reasonable best efforts to exercise their rights as our stockholders to nominate and elect the XM designee to our board of directors.

If the XM designee on our board of directors resigns, is removed or otherwise becomes unable to serve during the term of this agreement and prior to the expiration of his or her term as a director, the resulting vacancy on our board of directors must be filled by our board of directors or stockholders by a replacement XM designee selected as described above.

There is no obligation under the stockholders agreement that an XM designee must continue to serve as a director after the Company’s 2008 Annual Meeting of Stockholders, when our Class 1 directors will be elected.

Term of Agreement. The stockholders agreement will terminate upon the first to occur of: (1) immediately prior to our 2008 Annual Meeting of Stockholders or (2) the date on which XM first sells, disposes or otherwise transfers any of the shares of Class A Common Stock owned by XM immediately following July 18, 2005. Notwithstanding the above, XM may transfer shares of its Class A

Certain relationships and related party transactions

Common Stock to any 50% owned or controlled subsidiary without causing the termination of the stockholders agreement. In that case, XM must continue to exercise all of the rights and perform all of the obligations of XM under the stockholders agreement. The termination of the agreement will not automatically terminate the term of office of any duly elected or appointed XM designee.

Failure to appoint or elect XM designee. Should an XM designee not be appointed or elected during the term of the stockholders agreement, XM will be released from the restrictions on transfer of its shares, including the warrant shares, contained in the securities purchase agreement and described above. In addition, if we have not already done so, we will be obligated, as promptly as possible thereafter, to file a demand shelf registration statement and use our reasonable best efforts to have the demand shelf registration statement declared effective, as soon as practicable but in any event within 180 days thereafter.

GIFTING AGREEMENT

WorldSpace has entered into a gifting agreement with First Voice International, a nonprofit Washington, D.C. corporation recognized under the U.S. tax laws as a charitable corporation (First Voice). Under this agreement, we gifted to First Voice 5% of the capacity of the AfriStar and AsiaStar satellites for social welfare and human development use. The gifting was for the remaining life of the satellites, subject to five year reviews by WorldSpace to ensure First Voice’s performance in making social welfare contributions in the coverage area of the satellites. Additionally, we agreed to provide uplink service to the satellites on a gifted basis for at least the first two years of the gifting agreement’s term. The Company’s Chairman is also the Chairman of First Voice.

Principal and selling stockholders

The following table sets forth certain information regarding the beneficial ownership of our common stock immediately prior to, and as adjusted to reflect the sale of the common stock offered hereby, by:

➢	each person known to us to own beneficially more than 5% of our common stock;

➢	our Chairman and Chief Executive Officer, who is the selling stockholder, and our four other most highly compensated executive officers;

➢	each of our directors; and

➢	all of our directors and executive officers as a group.

The beneficial ownership of our common stock set forth in the table is determined in accordance with the rules of the SEC. In computing the number of shares beneficially owned by any stockholder and the percentage ownership of such stockholder, shares of common stock subject to options held by that person that are currently exercisable or exercisable within 60 days of the date hereof are deemed to have been exercised and to be outstanding. Such shares, however, are not deemed to have been exercised and to be outstanding for purposes of computing the percentage ownership of any other person. The table assumes that the underwriters will not exercise their over-allotment option to purchase up to 1,323,525 shares of Class A Common Stock.

Beneficial ownership of shares of Class A Common Stock and Class B Common Stock are shown separately; however, because shares of Class A Common Stock and shares of Class B Common Stock vote as a single class on all matters, except as otherwise required by law, with each share of Class A Common Stock and each share of Class B Common Stock entitling its holder to one vote, the percentage of beneficial ownership is calculated on the basis of the total number of shares of Class A Common Stock and Class B Common Stock outstanding. For a discussion of differences between Class A Common Stock and Class B Common Stock, see “Description of capital stock.” Accordingly, the calculation of the percentage of beneficial ownership is based on 24,773,817 shares of common stock (7,347,374 shares of Class A Common Stock and 17,426,443 shares of Class B Common Stock) outstanding on July 18, 2005. Unless otherwise indicated in the footnotes below, the persons and entities named in the table have sole voting and investment power as to all shares beneficially owned. Unless otherwise indicated below, the address of each person listed in the table is c/o WorldSpace, Inc., 2400 N Street, N.W., Washington, D.C. 20037.

Principal and selling stockholders

	Shares of common stock owned (1)			Shares of Class A common stock offered hereby	Percentage of total common stock held
Name of beneficial owner	Shares of class A common stock	Shares of class B common stock	Total		Before offering	After offering
Yenura Pte. Ltd.(2)	—	17,426,443	17,426,443		70.3	49.5
Amphora Limited (3)	4,068,047	—	4,068,047		14.1	10.4
Highbridge International LLC(4)	4,068,047	—	4,068,047		14.1	10.4
Eyob Samara(5)	3,798,438	—	3,798,438		14.4	10.3
TelUS Communications(6)	1,875,000	—	1,875,000		7.6	5.3
XM Satellite Radio Holdings Inc.(7)	1,562,500	—	1,562,500		6.3	4.4
Noah Samara(8)	11,238,756	17,426,443	28,665,199	368,400	86.8	66.0
Kassahun Kebede	—	—	—		*	*
Jack Kemp(9)	15,625	—	15,625		*	*
James Laramie(10)	1,667,188	—	1,667,188		6.3	4.5
Charles McC. Mathias(9)	62,500	—	62,500		*	*
Dr. Michael Nobel(9)	46,875	—	46,875		*	*
Gary Parsons(11)	—	—	—		*	*
William Schneider(9)	—	—	—		*	*
MG Chandrasekhar(9)	119,531	—	119,531		*	*
Donald Frickel(9)	914,063	—	914,063		3.6	2.5
Sridhar Ganesan(12)	312,500	—	312,500		1.2	*
Andenet Ras-Work(12)	312,500	—	312,500		1.2	*
Directors & Executive Officers as Group (12 persons)	14,689,538	17,426,443	32,115,980		88.1	70.3

*	Less than 1%
(1)	Unless otherwise indicated, the amounts shown as being beneficially owned by each stockholder or group listed above represent shares over which that stockholder or group holds sole voting and sole investment power.
(2)	Yenura Pte. Ltd. is a Singapore company in which all voting shares are beneficially owned by Noah A. Samara, the Chairman and Chief Executive Officer of the Company. See “Pre-offering recapitalization.” The address of Yenura Pte. Ltd. is 7 Temasek Boulevard, #21-02 Suntec Tower One, Singapore 038987.
(3)	The shares of common stock attributed to Amphora Limited are shares of Class A Common Stock underlying a convertible note issued to Amphora which is exercisable within 60 days of the date of this prospectus. The address of Amphora Limited is c/o Amaranth Advisors L.L.C., One American Lane, Greenwich, CT 06831. Under the terms of the convertible notes, Amphora Limited may not convert the convertible notes to the extent such conversion would cause Amphora Limited, together with its affiliates, to beneficially own a number of shares of Class A Common Stock which would exceed 9.99% of our then outstanding shares of Common Stock following such conversion (excluding for purposes of such determination shares of Class A Common Stock issuable upon conversion of the convertible notes which have not been converted).
(4)	The shares of common stock attributed to Highbridge International LLC are shares of Class A Common Stock underlying a convertible note issued to Highbridge which is exercisable within 60 days of the date of this prospectus. The address of Highbridge International LLC is c/o Highbridge Capital Management, LLC, 9 West 57th Street, 27th Floor, New York, New York 10019. Under the terms of the convertible notes, Highbridge International may not convert the convertible notes to the extent such conversion would cause Highbridge International, together with its affiliates, to beneficially own a number of shares of Class A Common Stock which would exceed 9.99% of our then outstanding shares of Common Stock following such conversion (excluding for purposes of such determination shares of Class A Common Stock issuable upon conversion of the convertible notes which have not been converted).
(5)	The shares of common stock attributed to Eyob Samara include 1,875,000 shares of Class A Common Stock held by TelUS Communications, over which he shares voting and dispositive power under certain circumstances with his brother, Noah A. Samara, the Chairman and Chief Executive Officer of the Company. Also included are 1,617,188 shares of Class A Common Stock in respect of options that have been granted to Mr. Eyob Samara and that are exercisable within 60 days of this prospectus.
(6)	TelUS Communications is a Washington, D.C. corporation controlled by Noah A. Samara; however, in certain circumstances, Noah A. Samara and Eyob Samara share voting and dispositive power.
(7)	Excludes shares issuable upon the exercise of warrants which vest upon the obtainment of certain milestones under our cooperation agreement with XM Satellite Radio Holdings Inc. See “Certain relationships and related party transactions—XM Investment.” The address of XM Satellite Radio Holdings Inc. is 1500 Eckington Place, NE, Washington, DC 20002.
(8)	The shares of common stock attributed to Noah A. Samara include all of the shares of Class A Common Stock held by TelUS Communications, over which he shares voting and dispositive power under certain circumstances with Eyob Samara, and all of the shares of Class B Common Stock that are held by Yenura Pte. Ltd., over which he holds sole voting, investment and dispositive power. Also included are (i) 591,875 shares of Class A Common Stock granted in the form of a restricted stock award, effective as of the completion of this offering, which award will vest on the expiration of the lock-up period of 180 days after the date of this prospectus (see “Management—Executive Compensation—Employment Agreements and Change in Control Arrangements” elsewhere in this prospectus) and (ii) 7,659,375 shares of Class A Common Stock in respect of options that have been granted to Mr. Noah Samara and are exercisable within 60 days of the date of this prospectus.
(9)	The shares of common stock attributed to each of Jack Kemp, Charles McC. Mathias, Michael Nobel, William Schneider, Jr., M.G. Chandrasekhar and Donald J. Frickel (all of which are shares of Class A Common Stock) represent options that have been granted to each such individual which are exercisable within 60 days of the date of this prospectus.
(10)	The shares of common stock attributed to James Laramie (all of which are shares of Class A Common Stock) include 1,648,438 shares of Class A Common Stock in respect of options that have been granted to Mr. Laramie which are exercisable within 60 days of the date of this prospectus.
(11)	Mr. Parsons is the Chairman of the board of directors of XM Satellite Radio Holdings Inc.
(12)	Includes 312,500 shares of Class A Common Stock granted in the form of restricted stock awards, effective as of the completion of this offering, which award will vest on the expiration of the lock-up period of 180 days after the date of this prospectus (see “Management—Executive Compensation—Employment Agreements and Change in Control Arrangements” elsewhere in this prospectus).

Description of capital stock

GENERAL

In this section, “we,” “us” and “our” refer only to WorldSpace and not its subsidiaries. The following description of the material terms of our capital stock is only a summary. You should refer to our certificate of incorporation and by-laws as in effect upon the closing of this offering, which are included as exhibits to the registration statement of which this prospectus is a part.

We are currently authorized to issue 300 million shares consisting of 200 million shares of Class A Common Stock, par value $0.01 per share, 75 million shares of Class B Common Stock, par value $0.01 per share, and 25 million shares of preferred stock, par value $.01 per share.

COMMON STOCK

As of July 18, 2005, we had 24.8 million shares of our common stock outstanding, including 7.3 million shares of our Class A Common Stock held by 43 holders of record and 17.4 million shares of our Class B Common Stock held by one holder of record. No shares of our preferred stock have been issued or are outstanding.

Holders of a majority of the shares of our Class A Common Stock and Class B Common Stock entitled to vote in any election of directors may elect all of the directors standing for election, subject to the rights of holders of any outstanding preferred stock. Holders of the Class A Common Stock will be entitled to receive ratably any dividends that the board of directors may declare out of funds legally available therefor, subject to any preferential dividend rights of outstanding preferred stock. Holders of the Class B Common Stock will be entitled to receive ratably (with the holders of the Class A Common Stock) dividends that the board of directors may declare out of funds legally available therefore if, and only to the extent that, the proposed distribution complies with the terms of the Royalty Agreement described above in the “Certain relationships and related party transactions” section of this prospectus. Upon our liquidation, dissolution or winding up, the holders of Class A Common Stock will be entitled to receive ratably our net assets available after the payment of all debts and other liabilities and subject to the prior rights of holders of any outstanding preferred stock. Holders of the Class B Common Stock will be entitled to receive ratably (with the holders of the Class A Common Stock) our net assets only to the extent that the distribution of the net assets complies with the requirements of the Royalty Agreement described above in the “Certain relationships and related party transactions” section of this prospectus. Holders of our Class A Common Stock and Class B Common Stock have no preemptive, subscription, redemption or conversion rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of our capital stock are fully paid and nonassessable, and the shares of Class A Common Stock to be issued on completion of this offering will be fully paid and nonassessable.

All of the issued and outstanding Class B Common Stock are owned by Yenura Pte. Ltd. Under the terms of our Certificate of Incorporation, all of the shares of the Class B Common Stock will automatically become shares of Class A Common Stock on the earlier of: (i) July 1, 2016; or (ii) the date the final royalty payment is made under the terms of the Royalty Agreement.

Description of capital stock

PREFERRED STOCK

Our certificate of incorporation authorizes our board of directors, subject to limitations prescribed by law, to establish one or more series or preferred stock and to determine, with respect to any series of preferred stock, the terms and rights of that series, including:

➢	the designation of the series;

➢	the number of shares of the series, which our board of directors may, except where otherwise provided in the preferred stock designation, increase and decrease, but not below the number of shares then outstanding;

➢	whether dividends, if any, will be cumulative or non-cumulative and the dividend rate of the series;

➢	the dates at which dividends, if any, will be payable;

➢	the redemption rights and price or prices, if any, for shares of the series;

➢	the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series;

➢	the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding-up of our affairs;

➢	whether the shares of the series will be convertible into shares of any other class or series, or any other security, of our company or any other corporation, and, if so, the specification of the other class or series or other security, the conversion price or prices or rate or rates, any rate adjustments, the date or dates as of which the shares will be convertible and all other terms and conditions upon which the conversion may be made;

➢	restrictions on the issuance of shares of the same series or of any other class or series; and

➢	the voting rights, if any, of the holders of the series.

The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisition and other corporate purposes, could have the effect of making it more difficult for a third-party to acquire, or discourage a third-party from acquiring, a majority of our outstanding voting stock.

Our board of directors may issue preferred stock with voting and conversion rights that could adversely affect the voting power of the holders of our common stock. There are no current agreements or understandings for the issuance of preferred stock, and our board of directors has no present intention to issue any shares of preferred stock.

REGISTRATION RIGHTS

In December 2004, we and certain holders of our Convertible Notes (Noteholders) entered into a registration rights agreement pursuant to which we granted to the holders of the Convertible Notes certain registration rights. The Noteholders party to the registration rights agreement have the right to require us, subject to certain terms and conditions, to register their shares of our common stock under the Securities Act at any time.

The stockholders will collectively have an aggregate of three demand registration rights following this offering. In addition, if the shelf registration that we are required to file after the first anniversary of this offering, is not effective and if we propose to register any of our capital stock under the Securities Act, the Noteholders will be entitled to customary “piggyback” registration rights. The registration rights

Description of capital stock

granted under the registration rights agreement are subject to customary exceptions and qualifications and compliance with certain registration procedures. As of the date of this offering, we may be required to register up to 11,464,497 shares of Class A Common Stock under the registration rights agreement, based on a conversion price of $13.52 per share.

In July 2005, we entered into a registration rights agreement with XM pursuant to which we granted to XM certain registration rights. XM has the right to require us, subject to certain terms and conditions, to register the shares XM purchased from us, including any shares XM may receive upon any exercise of its warrant, to register their shares of our common stock under the Securities Act.

XM has the right to one demand shelf registration beginning the later of the date we are first eligible to register securities for resale on Form S-3 or January 19, 2007. In addition, beginning January 19, 2007, if we propose to register any securities under the Securities Act, XM will be entitled to customary “piggyback” registration rights. The registration rights granted under the registration statement are subject to customary exceptions and qualifications and compliance with certain registration procedures.

For more information, see “Certain relationships and related party transactions” and the registration rights agreements, which are filed as exhibits to the registration statement of which this prospectus is a part.

LIMITATIONS ON LIABILITY AND INDEMNIFICATION OF OFFICERS AND DIRECTORS

Delaware law authorizes corporations to limit or eliminate the personal liability of officers and directors to corporations and their shareholders for monetary damages for breach of officers’ and directors’ fiduciary duties of care. The duty of care requires that, when acting on behalf of the corporation, officers and directors must exercise an informed business judgment based on all material information reasonably available to them.

Our certificate of incorporation and by-laws provide that we must indemnify our directors and officers to the fullest extent authorized by Delaware law. We will also be expressly authorized to carry directors’ and officers’ insurance providing indemnification for our directors, officers and employees for some liabilities. We believe that the limitation of liability provisions in our certificate of incorporation and insurance are useful to attract and retain qualified directors and executive officers.

At present we are not aware of any pending litigation or proceeding involving any director, officer, employee or agent of our company in the person’s capacity with our company where indemnification will be required or permitted. We are also not aware of any threatened litigation or proceeding that might result in a claim for indemnification.

ANTI-TAKEOVER EFFECTS OF CERTAIN PROVISIONS OF DELAWARE LAW AND OUR CERTIFICATE OF INCORPORATION AND BYLAWS

Our certificate of incorporation and by-laws contain provisions that may have anti-takeover effects. Provisions of Delaware law may have similar effects.

Classified board

Our certificate of incorporation provides that our board of directors will be divided into three classes of directors, with the classes as nearly equal in number as possible. As a result, approximately one-third of our board of directors will be elected each year. The classification of directors will have the effect of

Description of capital stock

making it more difficult for stockholders to change the composition of our board of directors. Our certificate of incorporation provides that the number of directors will be fixed in the manner provided by a resolution adopted by a majority of the board of directors. Our certificate of incorporation and by-laws provide that the number of directors will be fixed from time to time solely pursuant to a resolution adopted by the board of directors. Upon completion of this offering our board of directors will have seven members.

Removal of directors; Vacancies

Under Delaware law, unless otherwise provided in our certificate of incorporation, directors serving on a classified board of directors may be removed by the stockholders only for cause. Our certificate of incorporation and by-laws provide that directors may be removed only for cause upon the affirmative vote of holders of a majority of the voting power of all the then outstanding shares of capital stock entitled to vote generally in the election of directors, voting together as a single class.

Our by-laws provide that any vacancy created by removal of a director shall be filled by a majority of the remaining members of the board of directors even though such majority may be less than a quorum.

No cumulative voting

Delaware law provides that stockholders are not entitled to the right to cumulative votes in the election of directors unless our certificate of incorporation provides otherwise. Our certificate of incorporation does not expressly provide for cumulative voting.

No stockholder action by written consent; Calling of special meetings of stockholders

Our certificate of incorporation prohibits stockholder action by written consent effective upon our becoming subject to the Securities Exchange Act of 1934, as amended. It also provides that special meetings of our stockholders may be called only by the board of directors, the Chief Executive Officer or the Chairman of the board of directors.

Advance notice requirements for stockholder proposals and director nominations

Our by-laws provides that stockholders seeking to nominate candidates for election as directors or to bring business before an annual meeting of stockholders must provide timely notice of their proposal in writing to the corporate secretary.

Generally, to be timely, a stockholder’s notice must be received at our principal executive offices not less than 90 nor more than 120 days prior to the first anniversary of the previous year’s annual meeting. Our by-laws also specify requirements as to the form and content of a stockholder’s notice. These provisions may impede stockholders’ ability to bring matters before an annual meeting of stockholders or make nominations for directors at an annual meeting of stockholders.

Amendment provisions

Our certificate of incorporation will grant our board of directors the authority to amend and repeal our by-laws without a meeting of stockholders in any manner not inconsistent with the laws of the State of Delaware or our certificate of incorporation.

DELAWARE ANTI-TAKEOVER STATUTE

We are a Delaware corporation and are subject to Section 203 of the Delaware General Corporation Law. In general, Section 203 prevents an “interested stockholder” (defined generally as a person owning 15% or more of our outstanding voting stock) from engaging in a merger, acquisition or other “business

Description of capital stock

combination” (as defined in Section 203) with us for three years following the time that person becomes an interested stockholder unless:

➢	before that person became an interested stockholder, our board of directors approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination;

➢	upon completion of the transaction that resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owns at least 85% of the voting stock outstanding at the time the transaction commenced (excluding stock held by our directors who are also officers and by employee stock plans that do not provide employees with the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer); or

➢	following the transaction in which that person became an interested stockholder, the business combination is approved by our board of directors and authorized at a meeting of stockholders by the affirmative vote of the holders of at least two-thirds of the outstanding voting stock not owned by the interested stockholder.

Generally, a “business combination” for these purposes includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An “interested stockholder” for these purposes is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of a corporation’s outstanding voting securities. We expect the existence of this provision to have an anti-takeover effect with respect to transactions our board of directors does not approve in advance. We also anticipate that Section 203 may discourage attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

Authorized but unissued capital stock

Delaware law does not require stockholder approval for any issuance of authorized shares. However, the listing requirements of the NASDAQ National Market, which would apply so long as our Class A Common Stock is listed on the NASDAQ National Market, require stockholder approval of certain issuances equal to or in excess of 20% of the voting power or the number of shares of Class A Common Stock and Class B Common Stock. These additional shares may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions.

One of the effects of the existence of unissued and unreserved common stock or preferred stock may be to enable our board of directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of our company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive the stockholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.

LISTING

Our Class A Common Stock has been approved for quotation on the NASDAQ National Market under the trading symbol “WRSP.”

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for our Class A Common Stock is American Stock Transfer and Trust Company.

Shares eligible for future sale

Prior to this offering, there has not been a public market for our common stock. Future sales of substantial amounts of our common stock in the public market, or the possibility of these sales, could adversely affect the trading price of the Class A Common Stock and could impair our future ability to raise capital through the sale of our equity at a time and price we deem appropriate.

OUTSTANDING SHARES OF CLASS A COMMON STOCK

Upon completion of this offering, we will have 17,785,183 outstanding shares of Class A Common Stock. The Class A Common Stock outstanding upon the completion of the offering will consist of (i) shares of Class A Common Stock to be sold in this offering, (ii) shares of Class A Common Stock that relate to the common shares of our predecessor company, WSI Maryland, (iii) shares that will be issued to Alcatel upon the completion of this offering in satisfaction of a contractual obligation of ours to Alcatel and (iv) restricted stock that will be issued to certain of our executive officers and employees under our 2005 Incentive Award Plan.

Shares sold in the Offering.    The 8,823,500 shares of Class A Common Stock sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except for any shares purchased by our “affiliates,” as defined in Rule 144 under the Securities Act, which would be subject to the limitations and restrictions described below.

Shares received in exchange for shares of Common Stock issued by our predecessor corporation. 5,784,874 shares of our outstanding Class A Common Stock were issued to shareholders of WSI-Maryland, our predecessor corporation, in a merger transaction that took place on December 30, 2004. Each of the shares of Class A Common Stock that were previously shares of common stock of WSI-Maryland will be “restricted securities” as defined in Rule 144 upon completion of the offering and approximately 98% of these restricted securities will be subject to the 180 day lock-up described below. After the 180 day lock-up period, these restricted securities may be sold in the public market only if registered or if they qualify for an exemption under Rule 144 or Rule 144(k) as described below. The Company intends to register for resale all of these remaining shares of Class A Common Stock, along with certain options to acquire shares of Class A Common Stock on a Form S-3 when the Company first becomes eligible to register securities for resale on Form S-3 (typically 12 months from the date of completion of this offering).

Alcatel shares. We have reached an agreement with Alcatel pursuant to which Alcatel, in satisfaction of certain of our contractual obligations to Alcatel, will be issued 368,421 shares of Class A Common Stock at the completion of this offering, assuming an initial public offering price of $19.00 per share (the midpoint of the range set forth on the cover of this prospectus); the actual number of shares to be issued to Alcatel will be equal to $7,000,000, divided by the actual initial public offering price for our shares. These shares will be restricted securities for purposes of Rule 144. However, we have agreed to register these shares for resale at such time as we become eligible to register shares for resale on Form S-3 (typically 12 months from the date of completion of this offering), although no written agreement has been executed with respect to Alcatel’s registration rights.

Restricted Stock Awards. We have also agreed to grant, under the terms of our 2005 Incentive Stock Plan the following restricted shares of Class A Common Stock: (i) 1,216,875 shares of Class A Common Stock to certain of our executive officers (Messrs. Noah Samara, Andenet Ras-Work and Sridhar Ganesan), effective as of the completion of this offering, which awards will vest on the expiration of the

Shares eligible for future sale

lock-up period of 180 days after the date of this prospectus, (ii) 15,789 shares of Class A Common Stock, to be granted in the form of restricted shares awards to two of our directors, effective as of the completion of this offering, which awards will vest on the expiration of the lock-up period of 180 days after the date of this prospectus, the actual aggregate number of shares to be issued to such directors, will be equal to $300,000, divided by the initial public offering price of our shares, and (iii) 381,624 shares of Class A Common Stock to be granted to other employees, effective as of the completion of this offering, assuming an initial price for shares of our Class A Common Stock of $19.00 per share; the actual aggregate number of shares to be covered by such awards will be equal to $7,250,851, divided by the initial public offering price of our shares; such awards to vest ratably over a three year period. Each of these grants of restricted shares (along with all other shares and awards under the 2005 Incentive Award Plan) will be registered on a Form S-8 that we intend to file upon the closing of the offering and which will become effective upon filing. Restricted shares owned by non-affiliates will be freely tradable after any applicable lock-up and/or vesting period. The restricted shares of Class A Common Stock to be issued to the executives and to the directors will be subject to the 180 day “lock-up” arrangements described below.

OUTSTANDING SHARES OF CLASS B COMMON STOCK

In addition to our Class A Common Stock, we will have issued and outstanding 17.4 million shares of our Class B Common Stock. The Class B Common Stock will not be registered under Section 12 of the Exchange Act or listed for trading on the NASDAQ National Market or any other stock exchange. However, all of the Class B Common Stock will automatically become shares of Class A Common Stock on the earlier of (i) July 1, 2016 or (ii) the date the final royalty payment is made under the terms of the Royalty Agreement, or at such earlier time if and when we and Stonehouse amend the Royalty Agreement to eliminate the restrictions on “Distributions” contained in the Royalty Agreement.

OPTIONS ON SHARES OF CLASS A COMMON STOCK; OTHER STOCK AWARDS UNDER THE 2005 INCENTIVE AWARD PLAN

As of the date hereof options to acquire 17.7 million shares of Class A Common Stock are exercisable within the next 60 days. Following this offering we intend to file a registration statement on Form S-8 under the Securities Act to register all of the shares of Class A Common Stock subject to outstanding options under (and other awards issuable pursuant to) our 2005 Incentive Award Plan, the 1996 Stock Option Plan of one of our predecessor companies and all other options issued by our predecessor companies pursuant to the employee benefit plans or arrangements. See “Management—Stock Option and Other Compensation Plans” for additional information regarding the 2005 Incentive Award Plan and the 1996 Stock Option Plan. Shares (including shares acquired upon the exercise of options) registered under the Form S-8 will be freely tradable by non-affiliates after any applicable lock-up and/or vesting period.

CONVERTIBLE NOTES

As of the date of this prospectus, the Convertible Notes may be immediately converted into an aggregate of approximately 11.5 million shares of our Class A Common Stock. All of these shares would be restricted securities for purposes of the Securities Act. The holders of the Convertible Notes have certain registration rights with respect to the shares of Class A Common Stock underlying their Convertible Notes. Specifically, beginning 180 calendar days following completion of this offering, certain holders of the Convertible Notes may initiate up to three demand registrations of their conversions shares. In addition, we have agreed to file a shelf registration statement on Form S-3 in respect of any unsold conversion shares one year after the completion of this offering. The registration rights agreement with the holders of the Convertible Notes also provides for certain “piggyback” registration rights, allowing

Shares eligible for future sale

the holders of the Convertible Notes to register their shares on registration statements filed by us on behalf of other investors. The terms and conditions of the registration rights agreement are discussed in more detail in the “Certain relationships and related party transactions” section of this prospectus. The shares into which the Convertible Notes may be converted are subject to the 180-day lock-up arrangements described below.

WARRANTS

There are outstanding warrants to acquire 456,250 shares of the Class A Common Stock that are exercisable within the next sixty days that were issued by our predecessors.

RULE 144

In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person (or persons whose shares are required to be aggregated), including an affiliate, who has beneficially owned shares of our common stock for at least one year is entitled to sell in any three-month period a number of shares that does not exceed the greater of:

➢	1% of then-outstanding shares of our common stock, which is approximately 178,000 shares of our common stock immediately after the completion of this offering; or

➢	the average weekly reported trading volume of our common stock on the NASDAQ National Market during the four calendar weeks preceding the filing of a Form 144 with respect to the sale, subject to certain restrictions.

Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Upon expiration of the 180 day lock-up period described below, 2,944,106 shares of our Class A Stock will be eligible for sale under Rule 144, excluding shares eligible for resale under Rule 144(k) as described below. These shares of Class A Common Stock are held by affiliates of the Company and were issued in respect of the common shares of WSI-Maryland held by such affiliates prior to our merger with WSI-Maryland. We cannot estimate the number of shares of Class A Common Stock that our existing stockholders will elect to sell under Rule 144.

RULE 144(k)

In addition, a person who is not deemed to have been an affiliate of ours at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years, would be entitled to sell those shares under Rule 144(k) without regard to the manner of sale, public information, volume limitation or notice requirements of Rule 144. Upon expiration of the 180 day lock-up period described below, approximately 2,103,968 shares of our Class A Stock will be eligible for sale under Rule 144(k). These shares of Class A Common Stock are owned by persons who are not (and have not been for the past 90 days) affiliates of the Company and were issued in respect of the common shares of WSI-Maryland held by persons prior to the merger of WSI-Maryland and the Company. We cannot estimate the number of shares of Class A Common Stock that our existing stockholders will elect to sell under Rule 144(k).

Shares eligible for future sale

LOCK-UP AGREEMENTS

We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of UBS Securities LLC for a period of 180 days after the date of this prospectus, except for an S-8 registration statement registering shares issuable under the 2005 Incentive Award Plan and the 1996 Stock Option Plan.

Our officers, directors, approximately 98% of our stockholders and the holders of the Convertible Notes have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock (or securities convertible into or exchangeable or exercisable for any shares of our common stock), enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of UBS Securities LLC until 180 days after the date of this prospectus. UBS Securities LLC may, in its sole discretion at any time without notice, release all or any portion of the shares of our common stock subject to these lock-up agreements.

Certain material U.S. income tax consequences to non-U.S. holders

The following summary describes material United States federal income tax consequences of the ownership and disposition of common stock by a Non-U.S. Holder (as defined below) as of the date of this prospectus. This discussion does not address all aspects of United States federal income taxation and does not deal with estate, gift, foreign, state and local tax consequences that may be relevant to such Non-U.S. Holders in light of their personal circumstances. Special U.S. tax rules may apply to certain Non-U.S. Holders, such as “controlled foreign corporations,” “passive foreign investment companies,” corporations that accumulate earnings to avoid U.S. federal income tax, investors in partnerships or other pass-through entities for U.S. federal income tax purposes, dealers in securities, holders of securities held as part of a “straddle,” “hedge,” “conversion transaction” or other risk reduction transaction, and certain former citizens or long-term residents of the United States that are subject to special treatment under the Internal Revenue Code of 1986, as amended, or the Code. Such entities and persons should consult their own tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them. Furthermore, the discussion below is based upon the provisions of the Code, and regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be repealed, revoked or modified with or without retroactive effect so as to result in United States federal income tax consequences different from those discussed below.

If a partnership (or an entity treated as a partnership for U.S. federal income tax purposes) holds the common stock, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Persons who are partners in partnerships holding the common stock should consult their tax advisors.

The authorities on which this summary is based are subject to various interpretations, and any views expressed within this summary are not binding on the Internal Revenue Service (which we also refer to as the IRS) or the courts. No assurance can be given that the IRS or the courts will agree with the tax consequences described in this prospectus.

As used herein, a “Non-U.S. Holder” means a beneficial owner of our common stock that is not any of the following for U.S. federal income tax purposes:

➢	a citizen or resident of the United States;

➢	a corporation, or other entity treated as a corporation for United States federal income tax purposes, created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

➢	an estate the income of which is subject to United States federal income taxation regardless of its source; or

➢	a trust (i) which is subject to primary supervision by a court situated within the United States and as to which one or more United States persons have the authority to control all substantial decisions of the trust, or (ii) that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person.

A “Non-U.S. Holder” does not include a non-resident alien individual who is present in the United States for 183 days or more in the taxable year of disposition and who is not otherwise a resident of the United States for U.S. federal income tax purposes. Such an individual (who, under current law, is subject to a

Certain material U.S. income tax consequences to non-U.S. holders

30% tax imposed on the gain derived from the sale or exchange of common stock) is urged to consult his or her own tax advisor regarding the U.S. federal income tax consequences of the sale, exchange or other disposition of common stock.

Prospective purchasers are urged to consult their own tax advisors regarding the U.S. federal income tax consequences, as well as other U.S. federal, state, and local income and estate tax consequences, and non-U.S. tax consequences, to them of acquiring, owning, and disposing of our common stock.

DIVIDENDS

If we make distributions on our common stock, such distributions paid to a Non-U.S. Holder will generally constitute dividends for U.S. federal income tax purposes to the extent such distributions are paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, the excess will be treated as a tax-free return of the Non-U.S. Holder’s investment to the extent of the Non-U.S. Holder’s adjusted tax basis in our common stock. Any remaining excess will be treated as capital gain.

Dividends paid to a Non-U.S. Holder generally will be subject to withholding of United States federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. A Non-U.S. Holder of common stock who wishes to claim the benefit of an applicable treaty rate for dividends will be required to (a) complete IRS Form W-8BEN (or appropriate substitute form) and certify, under penalty of perjury, that such holder is not a U.S. person and is eligible for the benefits with respect to dividends allowed by such treaty or (b) hold common stock through certain foreign intermediaries and satisfy the certification requirements for treaty benefits of applicable Treasury regulations. Special certification requirements apply to certain Non-U.S. Holders that are “pass-through” entities for U.S. federal income tax purposes. A Non-U.S. Holder eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

This United States withholding tax generally will not apply to dividends that are effectively connected with the conduct of a trade or business by the Non-U.S. Holder within the United States, and, if a treaty applies, attributable to a United States permanent establishment or fixed base of the Non-U.S. Holder. Dividends effectively connected with the conduct of a trade or business, as well as those attributable to a United States permanent establishment or fixed base of the Non-U.S. Holder under an applicable treaty, are subject to United States federal income tax generally in the same manner as if the Non-U.S. Holder were a U.S. person, as defined under the Code. Certain IRS certification and disclosure requirements must be complied with in order for effectively connected income to be exempt from withholding. Any such effectively connected dividends received by a Non-U.S. Holder that is a foreign corporation may, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

GAIN ON DISPOSITION OF COMMON STOCK

A Non-U.S. Holder generally will not be subject to United States federal income tax (or any withholding thereof) with respect to gain recognized on a sale or other disposition of common stock unless:

➢	the gain is effectively connected with a trade or business of the Non-U.S. Holder in the United States and, where a tax treaty applies, is attributable to a United States permanent establishment or fixed base of the Non-U.S. Holder; or

Certain material U.S. income tax consequences to non-U.S. holders

➢	we are or have been a “U.S. real property holding corporation” within the meaning of Section 897(c)(2) of the Code, also referred to as a USRPHC, for United States federal income tax purposes at any time within the five-year period preceding the disposition (or, if shorter, the Non-U.S. Holder’s holding period for the common stock).

Gain recognized on the sale or other disposition of common stock and effectively connected with a United States trade or business, or attributable to a United States permanent establishment or fixed base of the Non-U.S. Holder under an applicable treaty, is subject to United States federal income tax on a net income basis generally in the same manner as if the Non-U.S. Holder were a U.S. person, as defined under the Code. Any such effectively connected gain from the sale or disposition of common stock received by a Non-U.S. Holder that is a foreign corporation may, under certain circumstances, also be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

We believe that we currently are not a USRPHC. In addition, based on these consolidated financial statements and current expectations regarding the value and nature of our assets and other relevant data, we do not anticipate becoming a USRPHC.

If we become a USRPHC, a Non-U.S. Holder nevertheless will not be subject to United States federal income tax if our common stock is regularly traded on an established securities market, within the meaning of applicable Treasury regulations, and the Non-U.S. Holder holds no more than 5% of our outstanding common stock, directly or indirectly, during the five-year testing period identified in the second bullet point immediately above. We expect that our common stock will be quoted on the NASDAQ National Market and may be regularly traded on an established securities market in the United States so long as it is so quoted.

INFORMATION REPORTING AND BACKUP WITHHOLDING

We must report annually to the IRS and to each Non-U.S. Holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the Non-U.S. Holder resides under the provisions of an applicable income tax treaty.

The United States imposes a backup withholding tax on dividends and certain other types of payments to United States persons (currently at a rate of 28%) of the gross amount. Dividends paid to a Non-U.S. Holder will not be subject to backup withholding if proper certification of foreign status (usually on an IRS Form W-8BEN) is provided, and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person, or the holder is a corporation or one of several types of entities and organizations that qualify for exemption, also referred to as an exempt recipient.

Information reporting and backup withholding generally are not required with respect to the amount of any proceeds from the sale or other disposition of shares of common stock by a Non-U.S. Holder outside the United States through a foreign office of a foreign broker that does not have certain specified connections to the United States. However, if a Non-U.S. Holder sells or otherwise disposes of shares of common stock through the U.S. office of a United States or foreign broker, the broker will be required to report the amount of proceeds paid to such holder to the IRS and to apply the backup withholding tax (currently at a rate of 28%) to the amount of such proceeds unless appropriate certification (usually on an IRS Form W-8BEN) is provided to the broker of the holder’s status as either an exempt recipient or a

Certain material U.S. income tax consequences to non-U.S. holders

non-U.S. person, and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person. Information reporting also applies if a Non-U.S. Holder sells or otherwise disposes of its shares of common stock through the foreign office of a broker deriving more than a specified percentage of its income from United States sources or having certain other connections to the United States and the foreign broker does not have certain documentary evidence in its files of the Non-U.S. Holder’s foreign status.

Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against such holder’s U.S. federal income tax liability provided the required information is timely furnished to the IRS.

Underwriting

We and the selling stockholder are offering the shares of our Class A Common Stock described in this prospectus through the underwriters named below. UBS Securities LLC and SG Cowen & Co., LLC are the representatives of the underwriters. UBS Securities LLC is the sole book-running manager of this offering. We and the selling stockholder have entered into an underwriting agreement with the representatives. Subject to the terms and conditions of the underwriting agreement, each underwriter has severally agreed to purchase the number of shares of Class A Common Stock listed next to its name in the following table.

Underwriters	Number of Shares
UBS Securities LLC
SG Cowen & Co., LLC

Total	8,823,500

The underwriting agreement provides that the underwriters must buy all of the shares if they buy any of them. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.

Our Class A Common Stock and the Class A Common Stock of our selling stockholder is offered subject to a number of conditions, including:

➢	receipt and acceptance of our Class A Common Stock by the underwriters; and

➢	the underwriters’ right to reject orders in whole or in part.

We have been advised by the representative that the underwriters intend to make a market in our Class A Common Stock, but that they are not obligated to do so and may discontinue making a market at any time without notice.

In connection with this offering, certain of the underwriters or securities dealers may distribute prospectuses electronically.

OVER-ALLOTMENT OPTION

We have granted to the underwriters an option to purchase up to an aggregate of additional shares of our Class A Common Stock. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with this offering. The underwriters have 30 days from the date of this prospectus to exercise this option. If the underwriters exercise this option, they will each purchase additional shares in proportion to the amounts specified in the table above.

COMMISSIONS AND DISCOUNTS

Shares sold by the underwriters to the public will initially be offered at the initial offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $             per share from the initial public offering price. Any of these securities dealers may resell any shares purchased from the underwriters to other brokers or dealers at a discount of up to $             per share from the initial public offering price. If all the shares are not sold at the initial public offering price, the representative may change the offering price and the other selling terms. Sales of shares made outside of the United States may be made by affiliates of the underwriters. Upon execution of the underwriting agreement, the underwriters will be obligated to purchase the shares at the prices and upon

Underwriting

the terms stated therein, and, as a result, will thereafter bear any risk associated with changing the offering price to the public or other selling terms. The representatives of the underwriters have informed us that they do not expect sales to accounts over which such representatives exercise discretionary authority to exceed 5% of the shares of Class A Common Stock to be offered.

We have agreed to pay the offering expenses of the selling stockholder. The selling stockholder will pay the underwriting discounts and commissions applicable to the shares that it sells. The following table shows the per share and total underwriting discounts and commissions we and the selling stockholder will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional 1,323,525 shares.

	Paid by us		Paid by selling stockholder		Total
	No exercise	Full exercise	No exercise	Full exercise	No exercise	Full exercise
Per Shares	$	$	$	$	$	$
Total	$	$	$	$	$	$

We estimate that the total expenses of this offering payable by us, not including the underwriting discounts and commissions, will be approximately $2.4 million.

We and the selling stockholder have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act. If we are unable to provide this indemnification, we have agreed to contribute to payments the underwriters may be required to make in respect of those liabilities.

NO SALES OF SIMILAR SECURITIES

We, our executive officers and directors and approximately 98% of our existing shareholders and the holders of our convertible notes have entered into lock-up agreements with the underwriters. Under these agreements, we and each of these persons may not, without the prior written approval of UBS Securities LLC, offer, sell, contract or agree to sell, hypothecate, hedge, pledge, grant any option to purchase or otherwise dispose of, directly or indirectly, any of our common stock or securities convertible into or exchangeable for our common stock, or warrants or other rights to purchase our common stock. These restrictions will be in effect for a period of 180 days after the date of this prospectus. At any time and without public notice, UBS Securities LLC may in its sole discretion, release all or some of the securities from these lock-up agreements. The lock-up period may be extended for up to 37 additional days under certain circumstances where we release, or pre-announce a release of, our earnings or material news or a material event shortly before or after termination of the 180-day period.

NASDAQ NATIONAL MARKET QUOTATION

Our Class A Common Stock has been approved for quotation on The NASDAQ National Market under the trading symbol “WRSP.”

PRICE STABILIZATION, SHORT POSITIONS

In connection with this offering, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our Class A Common Stock including:

➢	stabilizing transactions;

➢	short sales;

➢	purchases to cover positions created by short sales;

➢	imposition of penalty bids; and

➢	syndicate covering transactions.

Underwriting

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our Class A Common Stock while this offering is in progress. These transactions may also include making short sales of our Class A Common Stock, which involves the sale by the underwriters of a greater number of shares of Class A Common Stock than they are required to purchase in this offering and purchasing Class A Common Stock in the open market to cover positions created by short sales. Short sales may be “covered short sales,” which are short positions in an amount not greater than the underwriters’ over-allotment option referred to above, or may be “naked short sales,” which are short positions in excess of that amount.

The underwriters may close out any covered short position by either exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option.

Naked short sales are in excess of the over-allotment option. The underwriters must close out any naked short position, by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Class A Common Stock in the open market that could adversely affect investors who purchased in this offering.

The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representative has repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.

As a result of these activities, the price of our Class A Common Stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. The underwriters may carry out these transactions on the NASDAQ National Market, in the over-the-counter market or otherwise.

DETERMINATION OF OFFERING PRICE

Prior to this offering, there has been no public market for our Class A Common Stock. The initial public offering price of our Class A Common Stock will be determined by negotiation by us and the representatives of the underwriters. The principal factors to be considered in determining the initial public offering price include:

➢	the information set forth in this prospectus and otherwise available to the representatives;

➢	our history and prospects, and the history of and prospects for the industry in which we compete;

➢	our past and present financial performance and an assessment of our management;

➢	our prospects for future earnings and the present state of our development;

➢	the general condition of the securities markets at the time of this offering;

➢	the recent market prices of, and demand for, public traded common stock of generally comparable companies; and

➢	other factors deemed relevant by the underwriters and us.

Underwriting

DIRECTED SHARE PROGRAM

At our request, certain of the underwriters have reserved up to 5% of the Class A Common Stock being offered by this prospectus for sale to our directors, officers, employees, strategic partners and other individuals associated with us and members of their families at the initial offering price. The sales will be made by UBS Securities LLC through a directed share program. We do not know if these persons will choose to purchase all or any portion of these reserved shares, but any purchases they do make will reduce the number of shares available to the general public. These persons must commit to purchase no later than the close of business on the day following the date of this prospectus. Any employees, strategic partners or other persons purchasing such reserved shares will be prohibited from disposing of or hedging such shares for a period of at least 180 days after the date of this prospectus.

AFFILIATIONS

Certain of the underwriters and their affiliates have in the past and may in the future provide from time to time certain commercial banking, financial advisory, investment banking and other services for us in the ordinary course of their business for which they will be entitled to receive separate fees. UBS Securities LLC arranged the private placement of the Convertible Notes in December 2004 and the private placement to XM in July 2005, and in each such transaction received customary fees. In addition, in June 2005, UBS received a customary underwriting fee in connection with a sale of XM shares by XM, one of our shareholders which currently has board representation. In connection with the restructuring of the debt we owed to Yenura and Stonehouse, a consultant currently affiliated with UBS received cash compensation and warrants exercisable for shares of our Class A Common Stock in exchange for providing financial advisory services to us (see Note K to our consolidated financial statements contained elsewhere in this prospectus). At the time we entered into our arrangement with this consultant, the consultant was not a UBS affiliate and this arrangement is no longer in place.

Legal matters

The validity of the Class A Common Stock offered hereby will be passed upon for us and the selling stockholder by Coudert Brothers LLP, New York, New York. Certain legal matters in connection with the offering will be passed upon for the underwriters by Milbank, Tweed, Hadley & McCloy LLP, New York, New York.

Experts

The consolidated financial statements of WorldSpace, Inc. as of December 31, 2004 and 2003 and for each of the three years ended December 31, 2004, 2003 and 2002 included in this prospectus have been audited by Grant Thornton LLP, independent registered public accountants, as set forth in its report thereon appearing elsewhere herein, and which have been included herein in reliance on said report of such firm given on its authority as experts in auditing and accounting in giving said report.

Where you can find more information

We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act of 1933, as amended, with respect to the Class A Common Stock we are offering. This prospectus, which constitutes part of the registration statement filed with the Commission, does not include all of the information included in the registration statement and the exhibits and schedules thereto. For further information with respect to us and our common stock, you should refer to the registration statement and to the exhibits and schedules thereto.

You may inspect a copy of the registration statement and the exhibits and schedules to the registration statement without charge at the public reference room of the Commission, which is located at Judiciary Plaza, 450 Fifth Street, N.W. Washington, D.C. 20549. You may obtain copies of all or any part of the registration statement from the public reference room, upon the payment of the prescribed fees. You may obtain information on the operation of the public reference room by calling the Commission at 1-800-SEC-0330. The Commission maintains a web site at www.sec.gov that contains reports, proxy and information statements and other information regarding registrants like us that file electronically with the Commission. You can inspect the registration statement on this website.

Upon completion of this offering, we will be subject to the information requirements of the Securities Exchange Act of 1934, as amended, and, in accordance therewith, we will file annual, quarterly and current reports, proxy statements and other information with the Commission.

Report of Independent Registered Public Accounting Firm

Board of Directors

WorldSpace, Inc.

We have audited the accompanying consolidated balance sheets of WorldSpace, Inc. (the Company), as of December 31, 2004 and 2003, and the related consolidated statements of operations, changes in shareholders’ deficit and comprehensive loss, and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of WorldSpace, Inc., as of December 31, 2004 and 2003, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. Schedule II is presented for purposes of additional analysis and is not a required part of the basic financial statements. This schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/    GRANT THORNTON LLP

Vienna, Virginia

March 31, 2005 (Except for Note O, as to which the date is July 18, 2005)

Consolidated Balance Sheets

	December 31,		As of March 31,
	2003	2004	2005
	(in thousands, except share information)
			(unaudited)
Assets
Current Assets
Cash and cash equivalents	$1,740	$154,362	$111,805
Accounts receivable, net	4,175	1,738	1,575
Prepaid expenses	3,130	2,240	4,094
Inventory, net	1,376	1,154	1,422
Other current assets	934	1,190	1,888

Total Current Assets	11,355	160,684	120,784
Restricted Cash and Investments	3,819	1,775	3,768
Property and Equipment, net	11,696	11,431	11,128
Satellites and Related Systems, net	520,539	459,426	440,324
Deferred Financing Costs, net	22,654	14,724	14,399
Investments in Affiliates and Other Assets	1,982	1,047	1,693

Total Assets	$572,045	$649,087	$592,096

Liabilities and Shareholders’ Deficit
Current Liabilities
Accounts payable	$37,255	$54,496	$23,526
Accrued expenses	13,933	14,380	12,151
Income taxes payable	—	20,000	21,229
Accrued purchase commitment	13,105	13,258	13,185
Current maturities of long-term debt, net of discount	1,411,723	—	—
Short-term note payable	7,157	—	—
Related-party working capital notes and advances	93,560	—	—
Accrued interest	361,913	10,801	1,932
Deferred tax liability	—	1,403	1,998

Total Current Liabilities	1,938,646	114,338	74,021
Long-term Debt	56,098	155,000	155,000
Accrued Interest	28,672	—	—
Deferred Tax Liability	—	245,869	237,907
Other Liabilities	9,139	9,111	9,040
Contingent Royalty Obligation	—	1,814,175	1,814,175

Total Liabilities	2,032,555	2,338,493	2,290,143

Commitments and Contingencies	—	—	—
Shareholders’ Deficit
Preferred Stock, $.01 par value; 25,000,000 shares authorized; no shares issued and outstanding as of December 31, 2004 and 2003	—	—	—
Class A Common stock, $.01 par value; 100,000,000 shares authorized; 2,797,368 and 5,784,868 shares issued and outstanding as of December 31, 2004 and 2003	58	28	28
Class B Common stock, $.01 par value; 75,000,000 shares authorized; 20,413,949 shares and no shares issued and outstanding as of December 31, 2004 and 2003	—	204	204
Additional paid-in capital	81,030	425,247	425,247
Deferred compensation	(4,593)	(1,085)	(374)
Accumulated other comprehensive loss	(946)	(354)	(458)
Accumulated deficit	(1,536,059)	(2,113,446)	(2,122,694)

Total Shareholders’ Deficit	(1,460,510)	(1,689,406)	(1,698,047)

Total Liabilities and Shareholders’ Deficit	$572,045	$649,087	$592,096

Consolidated Statements of Operations

	Years ended December 31,			Three Months ended March 31,
	2002	2003	2004	2004	2005
	(in thousands, except per share information)
				(Unaudited)
Revenue
Subscriber revenue	$118	$226	$1,038	$138	$797
Equipment revenue	4,230	5,558	2,091	731	418
Other revenue	5,241	7,290	5,452	1,996	1,340

Total Revenue	9,589	13,074	8,581	2,865	2,555
Operating Expenses
Cost of Services (excludes depreciation shown separately below)
Satellite and transmission, programming and other	14,771	18,628	12,292	3,233	3,478
Cost of equipment	6,683	4,313	2,385	53	369
Research and development	902	64	—	—	—
Selling, general and administrative	35,855	33,425	32,765	5,679	10,617
Stock-based compensation(1)	3,981	3,528	90,323	861	711
Depreciation and amortization	61,354	60,909	61,183	15,599	14,703

Total Operating Expenses	123,546	120,867	198,948	25,425	29,878

Loss from Operations	(113,957)	(107,793)	(190,367)	(22,560)	(27,323)
Other Income (Expense)
Gain on extinguishment of debt	—	—	—	—	14,130
Interest income	337	542	431	106	688
Interest expense	(114,349)	(108,371)	(119,302)	(27,114)	(2,855)
Other	(2,890)	(2,089)	(877)	(65)	(26)

Total Other Expense	(116,902)	(109,918)	(119,748)	(27,073)	11,937

Loss Before Income Taxes and Cumulative Effect of Accounting Change	(230,859)	(217,711)	(310,115)	(49,633)	(15,386)
Income Tax Provision	—	—	(267,272)	—	6,138

Loss before Cumulative Effect of Accounting Change	(230,859)	(217,711)	(577,387)	(49,633)	(9,248)
Cumulative Effect of Accounting Change
Impairment of goodwill	(44,255)	—	—	—	—

Net Loss	$(275,114)	$(217,711)	$(577,387)	$(49,633)	$(9,248)

Loss per share—basic and diluted
Loss per share before accounting change	$(39.91)	$(37.64)	$(99.00)	$(8.58)	$(0.40)
Cumulative effect per share of a change in accounting principle	(7.65)	—	—	—	—

Net Loss per Share	$(47.56)	$(37.64)	$(99.00)	$(8.58)	$(0.40)

Weighted Average Number of Shares Outstanding	5,784,868	5,784,868	5,832,612	5,784,868	23,211,317

(1) Allocation of stock based compensation to operating expenses
Satellite, transaction programming and other	$83	$50	$4,668	$13	$13
Selling, general and administrative	3,898	3,478	85,655	848	698

	$3,981	$3,528	$90,323	$861	$711

Consolidated Statements of Changes in Shareholders’ Deficit and Comprehensive Loss

Years ended December 31, 2004, 2003 and 2002 and three months ended March 31, 2005

	Class A Common Stock		Class B Common Stock		Additional Paid-in Capital	Deferred Compensation	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total	Comprehensive Loss
	Shares	Amount	Shares	Amount
	(in thousands, except for share information)
Balance, December 31, 2001	5,784,868	$58	—	$—	$84,299	$(15,371)	$(2,254)	$(1,043,234)	$(976,502)
Employee stock-based compensation	—	—	—	—	(2,975)	6,956	—	—	3,981	—
Foreign currency translation adjustment	—	—	—	—	—	—	203	—	203	203
Net loss	—	—	—	—	—	—	—	(275,114)	(275,114)	(275,114)

Comprehensive loss										(274,911)
Balance, December 31, 2002	5,784,868	58	—	—	81,324	(8,415)	(2,051)	(1,318,348)	(1,247,432)
Employee stock-based compensation	—	—	—	—	(294)	3,822	—	—	3,528	—
Foreign currency translation adjustment	—	—	—	—	—	—	1,105	—	1,105	1,105
Net loss	—	—	—	—	—	—	—	(217,711)	(217,711)	(217,711)

Comprehensive loss										(216,606)
Balance, December 31, 2003	5,784,868	58	—	—	81,030	(4,593)	(946)	(1,536,059)	(1,460,510)
Conversion of common stock	(2,987,500)	(30)	2,987,500	30	—	—	—	—	—	—
Issuance of common stock	—	—	6	—	—	—	—	—	—	—
Debt conversion	—	—	17,426,443	174	255,343	—	—	—	255,517	—
Warrants issued to consultant	—	—	—	—	2,059	—	—	—	2,059	—
Employee stock-based compensation	—	—	—	—	86,815	3,508	—	—	90,323	—
Foreign currency translation adjustment	—	—	—	—	—	—	592	—	592	592
Net loss	—	—	—	—	—	—	—	(577,387)	(577,387)	(577,387)

Comprehensive loss										(576,795)
Balance, December 31, 2004	2,797,368	$28	20,413,949	$204	$425,247	$(1,085)	$(354)	$(2,113,446)	$(1,689,406)
Conversion of common stock	—	—	—	—	—	—	—	—	—
Issuance of common stock	—	—	—	—	—	—	—	—	—
Debt conversion	—	—	—	—	—	—	—	—	—
Warrants issued to consultant	—	—	—	—	—	—	—	—	—
Employee stock-based compensation	—	—	—	—	—	711	—	—	711
Foreign currency translation adjustment	—	—	—	—	—	—	(104)	—	(104)	(104)
Net loss	—	—	—	—	—	—	—	(9,248)	(9,248)	(9,248)

Comprehensive loss										(9,352)
Balance, March 31, 2005 (Unaudited)	2,797,368	$28	20,413,949	$204	$425,247	$(374)	$(458)	$(2,122,694)	$(1,698,047)

Consolidated Statements of Cash Flows

	Years ended December 31,			Three months ended March 31,
	2002	2003	2004	2004	2005
	(in thousands)
				(Unaudited)
Cash Flows from Operating Activities
Net loss	$(275,114)	$(217,711)	$(577,387)	$(49,633)	$(9,248)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	61,354	60,909	61,183	15,599	14,703
Gain on extinguishment debt	—	—	—	—	(14,130)
Amortization of deferred financing costs	4,034	4,034	4,034	1,008	370
Amortization of debt discount	26,932	26,932	26,932	6,733	—
Accrued interest	83,261	77,341	86,690	19,391	2,471
Stock-based compensation	3,981	3,528	90,323	861	711
Allowance for doubtful account receivable	1,279	828	808	660	527
Loss on inventory write-off	1,878	4,797	322	—	—
Loss on disposition of assets	1,380	—	639	—	—
Deferred tax expense	—	—	247,272	—	(7,367)
Equity in losses of AboveCable	2,086	—	—	—	—
Goodwill impairment loss	44,255	—	—	—	—
Other	(5)	—	—	—	—
Changes in assets and liabilities:
Accounts receivable and other assets	12,837	531	3,533	(3,421)	(3,979)
Accounts payable and accrued expenses	(6,254)	10,134	17,841	(1,977)	(24,645)
Income taxes payable	—	—	20,000	—	1,229
Other liabilities	2,126	1,005	(28)	3,430	(71)

Net Cash Used in Operating Activities	(35,970)	(27,672)	(17,838)	(7,349)	(39,429)

Cash Flows from Investing Activities
Purchase of property and equipment	(621)	(1,033)	(444)	(19)	(437)
Purchase of satellite and related systems	(761)	(5)	—	—	(698)
Refund on satellite and related systems	2,100	—	—	—	—

Net Cash (Used in) Provided by Investing Activities	718	(1,038)	(444)	(19)	(1,135)

Cash Flows from Financing Activities
Proceeds from the issuance of convertible debt, net of issuance costs	—	—	142,335	—	—
Proceeds from short-term borrowings and notes payable	—	—	26,525	—	—
Proceeds from the issuance of long-term debt	36,474	27,485	—	9,550	—
Decrease in restricted cash, net	198	177	2,044	(4)	(1,993)

Net Cash Provided by Financing Activities	36,672	27,662	170,904	9,546	(1,993)

Net Increase (Decrease) in Cash and Cash Equivalents	1,420	(1,048)	152,622	2,178	(42,557)
Cash and Cash Equivalents, beginning of year	1,368	2,788	1,740	1,740	154,362

Cash and Cash Equivalents, end of year	$2,788	$1,740	$154,362	3,918	$111,805

Supplemental Disclosure of Cash Flow Information
Cash paid for interest	$—	$—	$—	$—	$—
Cash paid for income taxes	$—	$—	$—	$—	$—

WorldSpace, Inc.

Notes to Consolidated Financial Statements

December 31, 2004, 2003 and 2002 and three months ended March 31, 2005

NOTE A—ORGANIZATION AND LIQUIDITY

WorldSpace, Inc. (WSI) was organized on July 29, 1990, and incorporated in the State of Maryland on November 5, 1990. WorldSpace, Inc. and Subsidiaries (the Company) is engaged in the design, development, construction, deployment and financing of a satellite-based radio and data broadcasting service, which serve areas of the world where traditional broadcast media or internet services are limited. The Company, which operates in 10 countries, has one satellite in orbit over Africa (accepted for service in 1999) and another over Asia (accepted for service in 2000). The Company has a completed third satellite currently in storage at EADS Astrium’s facilities in France. This satellite, which can be used to replace either of the Company’s two operational satellites, may also be modified and launched to provide DARS in Western Europe.

During March 2004, the Company began generating sales in India related to its satellite-based radio and data broadcasting service and exited the development stage, as defined by Statement of Financial Accounting Standards (SFAS) No. 7, Accounting and Reporting by Development Stage Enterprises.

In December 2004, WorldSpace International Network, Inc. (WIN), a wholly owned subsidiary of the Company, was merged into WSI. Immediately following the merger, WSI was merged into a newly created company of the same name incorporated in the State of Delaware.

Adequate liquidity and capital are critical to the Company’s ability to continue as a going concern. As shown in the accompanying financial statements, the Company incurred a substantial net loss of $9 million and $577 million for the three months ended March 31, 2005 and fiscal year 2004, respectively and has an accumulated deficit as of March 31, 2005 and December 31, 2004 of $2,123 million and $2,113 million, respectively. The Company’s continued existence is dependent upon the Company’s ability to successfully introduce and market its satellite-based radio and data broadcasting services. In addition the Company may need to undertake additional financing activities. In a series of related transactions occurring on December 31, 2004, the Company converted approximately $256 million in long-term debt and accrued interest to equity. The Company also raised $155 million in exchange for the issuance of convertible promissory notes and restructured $1,814 million in debt, net of debt discount and deferred financing costs. These transactions are described further in Note C. The cash on hand at March 31, 2005 and December 31, 2004 was $112 million and $154 million, respectively and consisted mainly of proceeds from the issuance of the convertible promissory notes. These proceeds, net of transaction expenses, will be used to fund marketing, subscriber management, content development, capital expenditures (including the roll-out of terrestrial repeater networks), and working capital needs to support the growth of its subscriber base in India, increase sales to agencies of the United States Government, and to provide developmental funding in additional markets. The Company believes that its existing capital resources will be adequate to fund projected operations through at least March 31, 2006 based on projections of subscriber growth, other revenue and planned spending levels. The Company believes its cash and cash equivalents at March 31, 2005 will provide adequate liquidity and capital to fund its operations over the next 12 months in accordance with its business plan. The Company is subject to certain business risks associated with operating a satellite-based broadcasting company including, but not limited to, in-orbit failures, regulatory compliance, and additional challenges such as developing successful satellite receiver and subscription sales programs adequate to fund operations, developing program content acceptable to and desired by its target audiences and assuring the availability of appropriate levels of satellite radio receivers. There can be no assurances as to when, or if, the Company will be successful in meeting these challenges, some of which are not under its control.

During April 2005, the Company obtained a new in-orbit insurance policy on the AfriStar satellite. The insurance coverage on this satellite had previously expired in October 2003. In March 2005, the Company obtained a new insurance policy on the AsiaStar satellite with no lapse in coverage.

Note B—Summary of Significant Accounting Policies

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of WorldSpace, Inc. and its majority and wholly-owned controlled subsidiaries. The equity method of accounting is used to account for investments in enterprises over which the Company has significant influence, but of which it has less than 50 percent ownership. All significant intercompany transactions and balances have been eliminated in consolidation.

Interim Financial Statements

The interim consolidated financial statements included herein for the Company have been prepared by the Company, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission (SEC). In management’s opinion, the interim financial data presented herein include all adjustments (which include only normal recurring adjustments) necessary for a fair presentation. Certain information and footnote disclosures normally included in the financial statements prepared in accordance with accounting principles generally accepted in the United States have been condensed or omitted pursuant to such rules and regulations. Results for interim periods are not necessarily indicative of results to be expected for the full year.

Use of Estimates

The preparation of consolidated financial statements which conform to accounting principles generally accepted in the United States of America requires that management make estimates and assumptions relating to the amounts of assets and liabilities reported and the contingent assets and liabilities disclosed as of the date of the financial statements. Estimates and assumptions must also be made concerning the amounts of revenues and expenses reported in the financial statements. Actual results may differ from management’s estimates.

Revenue Recognition

Revenue from the Company’s principal activities, subscription audio services and capacity leasing, is recognized as the services are provided. Revenue from subscribers, which is generally billed in advance, consists of fixed charges for service, which are recognized as the service is provided, and non-refundable activation fees that are recognized ratably over the expected 40-month life of the customer relationship, which was estimated based upon management’s judgment. Direct activation costs are expensed as incurred. Advertising revenue is recognized in the period in which the spot announcement is broadcast. Revenue from the sale of satellite radio receivers is recognized when the product is shipped.

The Company provides for an allowance for doubtful accounts equal to the estimated uncollectible receivables. The Company’s estimate is based on historical collection experience and a review of the current status of trade accounts receivable. The Company has recorded an allowance for doubtful accounts of $2,153,000, $2,530,000 and $1,617,000 at March 31, 2005, December 31, 2004 and 2003, respectively.

Foreign Currency Translation

Assets and liabilities were translated into U.S. dollars at the exchange rates in effect as of the respective balance sheet dates. Revenues and expenses were translated into U.S. dollars at the weighted-average exchange rates in effect during the periods reported. Translation adjustments have been reported as a component of accumulated other comprehensive loss in the accompanying consolidated statements of changes in shareholders’ deficit and comprehensive loss.

Comprehensive Income and Loss

In accordance with the requirements of SFAS No. 130, Reporting Comprehensive Income, the Company reports the net effects of foreign currency translation adjustments and unrealized gains and losses on available-for-sale securities as comprehensive income or loss, and reflects the accumulated balance as a component of shareholders’ deficit in the accompanying consolidated financial statements.

Fair Value of Financial Instruments

The financial instruments included in the accompanying consolidated balance sheets consist of cash and cash equivalents, short-term investments, restricted cash and investments, accounts receivable, accounts payable, short- and long-term debt, dividends payable, and royalty obligation. The recorded values of cash and cash equivalents, short-term investments, restricted cash and investments, accounts receivable, accounts payable, dividends payable, and short-term debt approximate their fair values based on their short-term nature. Management is unable to estimate the fair value of convertible notes and royalty obligation due to the unique features of these arrangements (see Note C).

Cash and Cash Equivalents

All liquid investments, defined as having initial maturities of three months or less, have been classified as cash equivalents. Cash equivalents, as of March 31, 2005 and as of December 31, 2004 and 2003, consisted primarily of demand deposits. Cash balances in individual banks exceed insurable amounts.

Restricted Cash and Investments

Cash and investments that are deposited with a lessor or committed to support letters-of-credit issued pursuant to lease agreements have been classified as restricted cash and investments in the accompanying consolidated balance sheets.

Inventories

Inventories are stated at the lower of cost or market value using the first in, first out (FIFO) method of accounting. Inventories primarily consist of satellite radio receivers manufactured to the Company’s specifications by independent third parties. Provisions in the amount of $0, $322,000, $4,796,000 and $1,879,000 have been recognized for the three months ended March 31, 2005 and for the twelve months ended December 31, 2004, 2003 and 2002, respectively, to reduce excess or obsolete inventories to their estimated net realizable value.

Property and Equipment

Property and equipment consisted of the following (in thousands):

	March 31,	December 31,
	2005	2004	2003
Computers and equipment	$17,158	$16,960	$16,474
Furniture and fixtures	4,767	4,784	4,722
Leasehold improvements	22,128	22,094	21,859

	44,053	43,838	43,055
Less: accumulated depreciation and amortization	(32,925)	(32,407)	(31,359)

	$11,128	$11,431	$11,696

Property and equipment is stated at cost, net of accumulated depreciation and amortization, which is computed using the straight-line method over the estimated useful lives of the related assets. Estimated useful lives are three to five years for computers and equipment, and five to seven years for furniture and fixtures. Estimated useful lives for leasehold improvements are the shorter of the estimated useful lives or the remaining lease terms.

Satellites and Related Systems

Satellites and related systems consisted of the following (in thousands):

	March 31,	December 31,
	2005	2004	2003
Satellites	$603,568	$471,972	$471,972
Ground segment	81,363	81,363	80,094
Satellites and related systems under construction	51,595	188,330	195,970

	736,526	741,665	748,036
Less: accumulated depreciation and amortization	(296,202)	(282,239)	(227,497)

	$440,324	$459,426	$520,539

Expenditures relating to the development and construction of satellites and related systems consist of satellite design, manufacture, launch, launch insurance, and ground system design and construction. Interest costs related to financing satellites and related systems under construction are capitalized and included in the costs of construction. There was no interest capitalized during three months ended March 31, 2005 or the twelve month periods ended December 31, 2004, 2003 and 2002.

After a satellite has been successfully launched, tested and accepted, the satellite and related systems are placed in service, and the related costs are depreciated over an estimated useful life of 10 years. Certain software related to tracking advertising and subscription revenue is capitalized and amortized over periods of three to five years. The AfriStar satellite was launched in October 1998 and accepted in April 1999. The AsiaStar satellite was launched in March 2000 and accepted in July 2000. A third satellite was delivered on the ground and accepted in January 2001. This third satellite, which can be used to replace either of the Company’s two operational satellites, may also be modified and launched to provide DARS in Western Europe. Title for the third satellite passed to the Company during the three months ended March 31, 2005 and construction costs totaling approximately $132 million including capitalized interest were reclassified from satellites and related systems under construction to satellites. The third satellite has not yet been placed in service. A fourth satellite, for which the long lead parts have been procured and partially assembled, is currently maintained in storage at the manufacturer’s facility in Toulouse, France.

As required by Statement of Financial Accounting Standards (SFAS) No. 144, Accounting for the Impairment or Disposal of Long-lived Assets, the Company reviews the carrying values of its long-lived assets for impairment whenever current events or changes in circumstances indicate that the carrying values of its long-lived assets may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of the asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. The Company has not recorded any impairment charge due to its forecasted cash flows, which are sufficient to recover the system assets. However, should the Company reduce or fail to meet its forecasted cash flows, or reduce the estimated useful lives of the satellites, it may be required to record an impairment, which may be substantial, at that time. During

2004, the company recorded a loss related to the disposal of $3.6 million of certain ground system assets. This included $3.0 million for a defective battery and $0.6 million for excess obsolete spare parts. The write-off is included in depreciation expense in the accompanying consolidated statement of operations as of December 31, 2004. In the first quarter of 2003, the Company filed a notice of loss relating to a progressive degradation problem with the solar array output power of its AfriStar satellite which Management withdrew in April 2005. The amount of the claim was $6,527,800. The aggregate sum insured at that time in the event of the total or constructive total loss of the satellite was $200 million. Based upon discussions with the insurance carriers and further evaluation of this matter, management determined it was not in the best interest of the Company to pursue recovery further and withdrew this claim during the first quarter of 2005. The Company has determined that the satellite will continue to function through the end of its estimated useful life; therefore, no adjustment has been made to its useful life. The Company’s management will continue to monitor this situation carefully with the aid of the satellite manufacturer, and may adjust the estimated useful life of this satellite based on future information. Management believes its remaining investment in long lived assets is fully recoverable and no further adjustment for impairment is warranted. However, due to events and circumstances not necessarily under the Company’s control, such as changes in technology, regulatory actions, the availability of financing sufficient to enable the execution of management’s business plan, and the competitive environment, it is possible that material reductions in the carrying value of long-lived assets may be required in the future.

Prepaid or Deferred Rent Expense

It is the Company’s policy to allocate the total cost of leasing space, including rent abatements and fixed or scheduled increases in rent, over the life of the lease on a straight-line basis. Differences between rent expense recognized and rent paid are carried in the balance sheet as prepaid or deferred rent.

Deferred Financing Costs

Costs incurred in raising debt are deferred and amortized as interest expense over the term of the related debt. Unamortized deferred financing costs associated with the restructured debt were reclassified as a reduction of the carrying value of the restructured debt as described in Note C. Amortization of deferred financing costs was $4.0 million for each of the years ended December 31, 2004, 2003 and 2002, respectively. Accumulated amortization of deferred financing costs was $0 and $31.7 million at December 31, 2004 and 2003, respectively. The Company recorded $14.7 million in deferred financing costs associated with the convertible note financing on the accompanying balance sheet at December 31, 2004.

Stock-based Compensation

SFAS No. 123, Accounting for Stock-based Compensation, encourages, but does not require, companies to record stock-based employee compensation plans at their fair value. The Company has elected to account for stock-based compensation using the intrinsic-value method as prescribed in Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. Accordingly, compensation cost for employee stock options is measured as the excess, if any, of the quoted market price of the Company’s stock at the date of grant over the exercise price an employee must pay to acquire the stock. The Company accounts for equity instruments issued to nonemployees in accordance with Emerging Issues Task Force 96-18, Accounting for Equity Instruments that are Issued to Other Than Employees for Acquiring, or in Conjunction with, Selling, Goods, or Services. Accordingly, the estimated fair value of the equity instrument is recorded on the earlier of the performance commitment date or the date on which services required are completed.

The following table illustrates the effect on net loss if the Company had applied the fair value recognition provisions of SFAS No. 123 to stock-based employee compensation.

	March 31,	December 31,
	2005	2004	2003	2002
Net loss as reported (in thousands)	$(9,248)	$(577,387)	$(217,711)	$(275,114)
Add: stock-based employee compensation expense included in reported net loss	711	90,323	3,528	3,981
Deduct: total stock-based employee compensation expense determined under fair value-based method for all awards	(780)	(137,620)	(34,014)	(34,702)

Proforma net loss	$(9,317)	$(624,884)	$(248,197)	$(305,835)

Net loss per share as reported—basic and diluted	$(0.40)	$(99.00)	$(37.64)	$(47.56)
Proforma net loss per share—basic and diluted	$(0.40)	$(107.10)	$(42.91)	$(52.86)

Research and Development Costs

Research and development costs and costs associated with the Company’s third-party product development agreements are charged to expense as incurred.

Advertising

Advertising costs are charged to expense as incurred, and are included in general and administrative expenses. The Company incurred advertising expense of $590,000, $1.6 million, $363,000 and $2.2 million for the period ending March 31, 2005 and for the years ending December 31, 2004, 2003 and 2002, respectively.

Income Taxes

The Company accounts for income taxes in accordance with SFAS No. 109, Accounting for Income Taxes. Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities, the financial reporting amounts at each year-end, and operating loss carryforwards, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

Goodwill and Other Intangible Assets—Adoption of SFAS No. 142

SFAS No. 142, Goodwill and Other Intangible Assets, which became effective beginning in 2002, provides that goodwill, as well as identifiable intangible assets with indefinite lives, should not be amortized, but instead be reviewed annually (or more frequently if impairment indicators arise) for impairment. Intangible assets that are not deemed to have indefinite lives will continue to be amortized over their useful lives. Accordingly, with the adoption of SFAS No. 142 in 2002, the Company discontinued the amortization of goodwill and indefinite-lived intangibles. As a result of an impairment assessment performed by the Company, an impairment loss of $44.3 million was recorded during 2002, as a change in accounting principle.

Net Loss Per Share

The Company calculates basic and diluted loss per share in accordance with SFAS 128, “Earnings Per Share.” Basic loss per share is computed by dividing net loss by the weighted-average number of outstanding shares of common stock. Diluted loss per share is computed by dividing net loss by the weighted-average number of shares adjusted for the potential dilution that could occur if stock options, warrants and other convertible securities were exercised or converted into common stock.

For the years ended December 31, 2004, 2003 and 2002, options, warrants and other convertible securities to purchase 29.6, 16 and 15.4 million shares of common stock, respectively, were outstanding, but not included in the computation of diluted earnings per share, because the effect would have been anti-dilutive.

Recent Accounting Pronouncements

In January 2003, and as revised in December 2003, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 46, Consolidation of Variable Interest Entities. This interpretation of Accounting Research Bulletin No. 51, Consolidated Financial Statements, addresses consolidation by business enterprises of variable interest entities. Prior to this interpretation, two enterprises had been generally included in consolidated financial statements, because one enterprise controls the other through voting interests. This interpretation defines the concept of variable interests, and requires existing unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse the risks among the parties involved. The Company’s adoption of this interpretation in fiscal year 2004 did not have an impact on its financial position or results of operations.

In December 2004, the FASB issued revised SFAS No. 123R, Share-Based Payment. SFAS No. 123R sets accounting requirements for share-based compensation to employees and requires companies to recognize, in the income statement, the grant-date fair value of stock options and other equity-based compensation. SFAS No. 123R will be effective beginning January 1, 2006. The Company is currently evaluating the impact of the adoption of SFAS 123R.

In January 2003, the FASB issued Financial Accounting Standards Board Interpretation No. 46 (FIN 46), “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51.” This interpretation of ARB No. 51, “Consolidated Financial Statements,” requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective immediately for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 as amended, are effective for the first reporting period ending after March 15, 2004. In December 2003, the FASB published FASB Interpretation No. 46 (revised December 2003), Consolidation of Variable Interest Entities (FIN 46(R)). FIN 46(R), among other things, defers the effective date of implementation for certain entities. The revised interpretation is effective for the first interim or annual reporting period ending after March 15, 2004, with the exception of structures that are commonly referred to as special-purpose entities, for which the statement is effective for periods ending after December 15, 2003. The adoption of Interpretation No. 46 did not have a material impact on the Company’s financial statements.

Also in December 2004, the FASB issued SFAS No. 153, Exchanges of Non-monetary Assets—An Amendment of APB Opinion No. 29. SFAS No. 153 amends APB Opinion No. 29 to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. SFAS No. 153 is to be applied prospectively for non-monetary exchanges occurring in fiscal periods beginning after June 15, 2005. The Company’s adoption of SFAS No. 153 is not expected to have a material impact on its financial position or results of operations.

Concentration of Credit Risk

In the three months ended March 31, 2005 and years ended December 31, 2004, 2003 and 2002, the Company had revenue from the U.S. government of approximately $362,000, $1.7 million, $5.5 million and $819,000, representing, 14.2 percent, 19.8 percent, 42.1 percent and 8.5 percent of total revenue, respectively.

Reclassifications

Certain prior-year amounts have been reclassified to conform to the current-year consolidated financial statement presentation.

NOTE C—DEBT

Short-term Notes Payable

In January 1999, the Company obtained a loan of $10 million for working capital purposes. The Company repaid $3 million of that loan in March 2000. The remaining balance of $7 million was payable immediately if the Company received proceeds in excess of $100 million from one or more financing transactions entered into after February 28, 2000. During 2004, as noted below, this loan was purchased by Yenura Pte. Ltd. (Yenura), following which Yenura released the Company for this and other debts in exchange for Class B Common Stock.

Long-Term Debt

Long-term debt consists of the following (in thousands):

	March 31,	December 31,
	2005	2004	2003
Restructured debt (net of debt discount)	$—	$—	$1,401,723
Convertible promissory notes	155,000	155,000	66,098

	155,000	155,000	1,467,821
Less: current maturities	—	—	(1,411,723)

	$155,000	$155,000	$56,098

Convertible Debt Financing and Debt Restructuring

On September 30, 2003, the Company concluded definitive agreements (the Restructuring Agreements) with a lender to restructure $1,553 million in notes payable and advances. The executed Restructuring Agreements were placed in escrow until the Company met certain conditions, the principal condition being the raising of $50 million from one or more parties unrelated to the Company’s equity and debt holders within one year of the signing of the Restructuring agreements. On September 28, 2004 the Restructuring Agreements were amended to provide the Company until March 31, 2005 to meet the conditions precedent for the restructuring. On December 31, 2004, the Restructuring Agreements were released from escrow and became effective pursuant to the Company raising net $142 million ($155 million, less $13 million in issuance costs) by issuing $155 million of 5 percent convertible promissory notes to several investors.

The convertible promissory notes mature on December 31, 2014, and are convertible into reserved Class A shares of the Company’s common stock at the lesser of $13.52 per share or 90 percent of the price of an initial public offering (IPO) common share, subject to certain adjustments as defined in the promissory note agreements. In accordance with Emerging Issues Task Force 98-5, “Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios” the Company may record additional interest expense upon conversion of the debt. Interest payments are due quarterly beginning on March 31, 2005 or may be added to the principal balance outstanding, at the option of the Company. The promissory note agreements contain provisions that will cause the interest rate to increase if the Company does not file for or complete an IPO by specified dates. If the registration statement for an IPO is not filed with the Securities and Exchange Commission (SEC) within 6 months of the promissory notes issuance date, the interest rate will be increased by 1 percent. The interest rate will increase an additional 1 percent if the IPO is not completed at the end of one year and an additional 3 percent if still not completed in two years. Certain other events could cause the interest rate to increase further as defined in the agreements. The related registration rights agreement also provides that beginning 180 days after an IPO of the Company’s common stock, the investors have the right to demand that the Company file up to three registration statements with the Securities and Exchange Commission (SEC) at any time during the period defined in the related registration rights agreement, in order to sell some or all of the Class A Common Stock received upon any conversion of the convertible promissory notes. If a registration statement is not filed by the Company with the SEC by the applicable deadline, a penalty of 1 percent of the aggregate purchase price of the promissory notes will be imposed. If the filing still has not been made within 30 days of the applicable deadline, an additional penalty of 2 percent of the aggregate purchase price of the promissory notes will be imposed then and on every 30th day thereafter. Three years following the effective date of the issuance of the convertible promissory notes, the investors may require the Company to redeem the unpaid principal and accrued interest.

Under the Restructuring Agreements, the ongoing obligations of the Company to the lender were set forth in a separate Royalty Arrangement (Royalty Agreement), under which the Company is required to pay the lender 10 percent of earnings before interest, taxes, depreciation, and amortization, if any, for each year through 2015 in exchange for the lender releasing all claims. The Company is subject to certain covenants regarding the disposition of assets, liquidation of the Company, reporting, and distributions or payments to certain of the current shareholders. The Royalty Agreement also requires the Company to have a segregated reserve, to be funded each quarter in any year in which payment under the Royalty Agreement is projected, at the rate of 25 percent of the estimated annual payment. In addition, 80 percent of the annual payment is required to be made within 60 days after year-end, and the remaining portion within 180 days following year-end. Even though management is satisfied that the debt may not be reinstated, in accordance with SFAS No. 15, Accounting by Debtors and Creditors for Trouble Debt Restructuring, the debt restructuring is not considered an extinguishment of debt because the future payments under the agreement are indeterminate. Accordingly, the carrying value of the debt and accrued interest of $1,814 million has been reclassified as a contingent royalty obligation on the accompanying balance sheet at December 31, 2004. The obligation will be reduced by the future payments made under the Royalty Agreement and will remain on the Company’s balance sheet until 2015; the last year payment under the Royalty Agreement is required.

Conversion of Debt to Equity

As of December 31, 2003, the Company had issued convertible promissory notes to Yenura, a related entity controlled by the Chief Executive Officer of the Company, in exchange for $94 million in working capital advances dating back to 2002. During 2004, Yenura made additional advances of $25 million and received additional convertible promissory notes.

In connection with the convertible debt financing and restructuring, the Company converted $256 million in debt, consisting of $119 million of convertible promissory notes issued to Yenura, $7 million of short-term notes and $66 million of convertible promissory notes acquired by Yenura, and accrued interest of $64 million, to 17,426,443 shares of the Company’s Class B Common Stock. The Company determined the number of shares to issue based on the conversion price stated in the promissory notes or based upon a negotiated conversion rate.

Line-of-Credit

On October 24, 2002, WorldSpace India Private Limited, a wholly owned subsidiary of the Company, entered into a $1,000,000 line-of-credit agreement in order to purchase inventory. The Company and four directors of WorldSpace India Private Limited have guaranteed the debt. Substantially the entire inventory serves as collateral under the agreement. As of December 31, 2004 and 2003, $229,000 and $0, respectively, was outstanding on the line-of-credit and the amount is included in accounts payable in the accompanying balance sheet at December 31, 2004.

NOTE D—COMMON STOCK

During December 2004, upon incorporation in Delaware the Company’s Board of Directors authorized the issuance of Class A and Class B Common Stock. The Company converted 2,987,500 shares of common stock held, directly or indirectly, by the Company’s CEO to Class B Common Stock and the remaining 2,797,368 shares of outstanding common stock converted to Class A Common Stock.

On December 31, 2004, Yenura, which is controlled by Mr. Samara, was issued 17,426,443 shares of Class B Common Stock in exchange for the assumption and cancellation of debt as described in Note C.

Rights and Privileges of Common Stock

As provided in the Company’s certificate of incorporation, holders of shares of Class A and Class B Common Stock are entitled to vote as one class on all corporate matters with the exception of amendments to the Certificate of Incorporation that relate solely to the terms of one or more series of outstanding preferred stock. As of December 31, 2004, no preferred stock was issued or outstanding.

The authorized, issued and outstanding shares of Class B Common Stock automatically convert into shares of Class A Common Stock upon the earlier of (i) July 1, 2016 or (ii) the date the final royalty payment is made under the terms of the Royalty Agreement, as further described in Note C.

Shareholders of Class A and Class B stock are entitled to receive ratably any dividends, as and when declared by the Board of Directors, subject to any preferential right of preferred shareholders and provided, however, that the Class B Shareholders are only entitled to dividends if annual payments required under the Company’s Royalty Agreement described in Note C have been paid in full.

In the event of any distribution of assets upon a liquidation, dissolution or winding up of the Company, Class A and Class B shareholders, subject to rights granted to preferred shareholders, are entitled to receive equally and ratably any assets available for distribution after the payment of all debts and other liabilities of the Company, provided, however, that Class B Shareholders may be required, at the lender’s option, to pay a scale-down fee under the Royalty Agreement equal to 60% of the liquidation distribution. The initial scale-down fee percentage would be applicable until the first $50 million in payments is made by the Company in royalty payments. Each additional $50 million in royalty payments made by the Company would reduce the scale-down fee percentage by 10%.

NOTE E—RELATED-PARTY TRANSACTIONS

The Company had a short-term note payable of $125,000, and a note receivable of $1.6 million, with the Chairman and Chief Executive Officer (CEO) as of December 31, 2003. In December 2004, the Chairman and CEO repaid in its entirety such $1.6 million indebtedness to the Company and, in January

2005, the Company repaid in its entirety such $125,000 note payable to the Chairman and CEO. During the three months ended March 31, 2005, the CEO was paid $717,000 for salary that was deferred during 2004 and 2003 due to financial constraints.

In April 2003, the Company made a loan of $200,000 to an equity method investee. This loan was written off in 2003.

NOTE F—COMMITMENTS AND CONTINGENCIES

Leases

The Company leases office space under various non-cancelable operating leases that expire through 2016. The minimum annual rental commitments under non-cancelable leases as of March 31, 2005, are as follows:

2005	$5,501,086
2006	2,485,471
2007	2,785,617
2008	2,330,006
2009	2,330,677
Thereafter	14,586,820

$30,019,677

Minimum payments exclude minimum sublease rental income of $8.2 million due in the future under non-cancelable subleases, which end in September 2008. Rent expense was approximately $1.7 million, $7.9 million, $7.0 million, and $9.0 million for the three months ended March 31, 2005 and years ended December 31, 2004, 2003 and 2002, respectively. As security for two of its lease commitments, the Company issued letters-of-credit in the amount of $3.8 million to the lessors. In 2002, these letters were converted to cash deposits held by the lessor. This cash is held in interest-bearing accounts and has been included in restricted cash and investments in the accompanying consolidated balance sheets.

In November 11, 2004, the Company entered into an amendment to the Washington D.C. Headquarters office lease under which the Company may elect, at its option, to vacate the premises during the first six months of 2005. The Company also has the option to extend for an additional 60 days its entire leases with the exception of space that has been subleased by the Company to a third-party. Alternatively, the Company has an option to enter into a new lease for a term of up to three years covering its currently occupied premises other than the first floor, may reduce the space under lease to the area located on the 1st floor of the building. The latter option is contingent upon the successful closing of the sale of the building to a new owner. The Company considered its options and actively pursued an alternative location for its Headquarters facility. The Company agreed to forfeit a $1.9 million payment of its security deposit in connection with the lease amendment. This is recorded as selling, general and administration expense in 2004.

On May 9, 2005, the Company entered into an amendment to the Washington D.C. Headquarters office lease under which the company has extended its lease arrangement through September 30, 2005 with the right to extend it through October 31, 2005.

On May 18, 2005, the Company entered into a lease Agreement (Agreement) to relocate its Washington D.C. Headquarters to Silver Spring, Maryland. The minimum annual rental commitments under the non-cancelable lease are included in the Commitments and Contingencies table above. A discussion of the Agreement is disclosed in Note O—Subsequent Events.

Litigation, Claims and Income Taxes

The Company is subject to various claims and assessments. In the opinion of management, these matters will not have a material adverse impact on the Company’s financial position or results of operations. In evaluating the exposure associated with various tax filing positions, the Company accrues charges for probable exposures. Based on annual evaluations of tax positions, the Company believes it has appropriately accrued for probable exposures. To the extent the Company were to prevail in matters for which accruals have been established or be required to pay amounts in excess of reserves, the Company’s effective tax rate in a given financial statement period may be materially impacted.

Contribution of Satellite Capacity

The Company has entered into a gifting agreement with First Voice International; a nonprofit Washington, D.C. corporation recognized under the U.S. tax laws as a charitable corporation (First Voice). Under this agreement, the Company gifted to First Voice five percent of the capacity for the AfriStar and AsiaStar satellites for social welfare and human development use. The gifting was for the remaining life of the satellites, subject to five-year reviews by WorldSpace to ensure First Voice’s performance in making social welfare contributions in the coverage area of the satellites. Additionally, the Company agreed to provide uplink service to the satellites on a gifted basis for at least the first two years of the gifting agreement’s term. The Company values the services provided during 2004, 2003 and 2002 at approximately $2.5 million, $2.6 million and $2.6 million, respectively, which is not recorded in the Company’s financial statements. The Company’s Chairman and CEO is also the Chairman of First Voice.

Design and Production Agreement

The Company is committed to purchasing 726,445 satellite radio receiver chipsets for approximately $18.3 million as of December 31, 2004. The chipsets have not been purchased as of March 31, 2005. The Company has recorded a liability, equal to the excess of the aggregate purchase price over the expected sales price, of $13.2 million, $13.3 million and $13.1 million at March 31, 2005, December 31, 2004 and 2003, respectively, as accrued purchase commitment on the accompanying consolidated balance sheets.

NOTE G—SATELLITES AND GROUND STATION CONSTRUCTION AGREEMENTS

Contractual Agreements

On January 21, 1995, the Company entered into an in-orbit delivery contract (the IOD Contract) with Alcatel Espace (Alcatel), under which Alcatel was to deliver three in-orbit satellites, one ground spare satellite, ground stations, mission control stations, and related documentation and training. Alcatel was also obligated to provide launch services and launch insurance for the three in-orbit satellites. The risk of loss of each satellite transfers to the Company after the successful first eclipse following launch. For launched satellites, title to each satellite passes to the Company after the satellite has been placed in orbit and the Company has completed an in-orbit acceptance review. In July 1999, the Company decided to delay the construction of the ground spare satellite. As a result, the Company has incurred, and will continue to incur, costs related to storage and resuming construction (if that decision is made). In January 2001, the Company decided to accept the third satellite constructed by Alcatel under the IOD Contract on the ground rather than in orbit. The third satellite is also now in storage and title passed to the Company during the first quarter of 2005. During the three months ended March 31, 2005, December 31, 2004, 2003 and 2002, $314,000, $1.3 million, $1.4 million and $1.7 million, respectively, was charged to expenses relating to storage for these two satellites.

Under the IOD Contract, the Company was allowed to defer certain payments until construction was completed by Alcatel and approved by the Company. Interest accrued on deferred payments at the three-month London Interbank Offered Rate (LIBOR). As of December 31, 2004, the Company had incurred IOD Contract, storage and interest costs of $657.7 million under the IOD Contract, of which $625.2 million had been paid and $32.4 million had been accrued as a liability. The total value of the IOD Contract with Alcatel was $764.8 million.

On June 26, 1996, the Company entered into the On-Station Operation Services contract (the OSOS Contract) with Alcatel, under which Alcatel would provide on-station operations for three in-orbit satellites through the in-orbit acceptance review after the launch, document various operating procedures for the first in-orbit satellite (AfriStar), and supervise operations of each satellite during the first eclipse period after launch. As of December 31, 2004, the Company had incurred costs of $10.3 million under the OSOS Contract, of which $9.4 million had been paid and $900,000 had been accrued as a liability.

In addition to the IOD and OSOS Contracts, on November 9, 1995, the Company entered into the End-to-End (EtE) contract with Alcatel. Under this contract, Alcatel performed the engineering and validation tests, and procured broadcast stations, broadcast control systems and radio receiver prototypes to validate and test the entire system. The value of this contract was $34.1 million, of which $31.6 million had been paid and $2.5 million had been accrued, as of December 31, 2004. This contract was expensed as research and development cost as incurred.

On January 7, 2000, Alcatel agreed to defer certain payments from the Company, related to the IOD Contract, the OSOS Contract, the EtE contract and cost for the satellite construction delay. Under this arrangement and subsequent understandings, the Company was required to pay interest on the outstanding deferred payment balance at the rate of LIBOR plus 3 percent. As of December 31, 2004, the Company had paid Alcatel a total of $666.0 million and had accrued approximately $40.1 million, consisting of $29.0 million of deferred payments and other invoices and $11.1 million of interest. On February 25, 2005, the Company entered into a Memorandum of Agreement (Agreement) with Alcatel under which the total amount due of $40 million consisting of deferred payments and accrued interest as accrued through March 31, 2005 was reduced to $21 million. Of that amount, $10 million has been paid as of March 31, 2005, $2 million is payable at the earlier of 15 days after the closing of an IPO or on August 31, 2005 and $7 million will be payable through the issuance of shares of the Company’s common stock at the closing of the IPO. If the IPO does not occur by January 31, 2006, the $7 million will be due and payable in cash. The Company may also be subject to additional payments of at least $2 million if certain events occur as defined in the Agreement. During the three months ended March 31, 2005, the Company recorded $14.1 million of the reduction in deferred payments and accrued interest as a gain on the extinguishment of debt and the remaining $5.8 million as a decrease in Satellites and related systems under construction. This Agreement also terminated the OSOS Contract, the IOD Contract and the EtE Contract.

NOTE H—PURCHASE OPTION

In January 2001, the Company purchased an option to purchase all shares of a receiver manufacturer for a specified price. As consideration for the option, the Company paid approximately $1.1 million. The Company could have exercised the option during the option period, which ended in January 2002. In 2002, the Company did not exercise the option, and wrote off the $1.1 million option.

NOTE I—EMPLOYEE BENEFIT PLAN

The Company maintains a defined contribution plan (Plan) that covers all employees provided that certain service requirements are met. Participants may elect to contribute a specified portion of their salary to the Plan on a tax-deferred basis. The Company makes discretionary matching contributions to the Plan up to 3% of the employee’s annual salary. For the three months ended March 31, 2005 and the twelve month periods ended December 31, 2004, 2003 and 2002, the Company contributed to the Plan $0, $0, $0 and $54,000, respectively.

NOTE J—INCOME TAXES

The Company accounts for income taxes in accordance with SFAS No. 109, Accounting for Income, which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or income tax returns. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statement and the tax basis of assets and liabilities, using enacted tax rates for the year in which the differences are expected to reverse.

The significant components of the Company’s income tax provision are as follows (in thousands):

	December 31,
	2004	2003	2002
Current Provision
Federal	$20,000	$—	$—
State	—	—	—
Foreign	—	—	—

Total	$20,000	—	—

Deferred Provision
Federal	$208,542	—	—
State	38,730	—	—
Foreign	—	—	—

Total	$247,272	—	—

Total	$267,272	$—	$—

The reconciliation between the Company’s statutory tax rate and the effective tax rates is as follows:

	December 31,
	2004	2003	2002
U.S. federal statutory rate	(35.00)%	(35.00)%	(35.00)%
State income taxes, net of federal benefit	31.31	(6.50)	(6.50)
Non-deductible goodwill	0.00	0.00	6.73
Withholding taxes	6.45	0.00	0.00
Change in valuation allowance	(120.21)	40.56	55.17
Adjustment of NOLs	9.17	0.91	(20.41)
Cancellation of debt	194.27	0.00	0.00
Other	0.19	0.03	0.01

Effective tax rate	86.18%	0.00%	0.00%

As of December 31, 2004 and 2003, the significant components of deferred taxes are as follows (in thousands):

	December 31,
	2004	2003
Deferred Tax Assets:
Deferred interest expense	$—	$3,930
Depreciation	—	(18,803)
Investment in equity securities	—	359
Capitalized start-up costs	—	3,915
Unrealized inventory loss	89	10,197
Stock option compensation	56,194	13,502
Other	4,914	14,664
Net operating losses	33,127	378,212

	94,324	405,976
Less: valuation allowance	(33,127)	(405,976)

Total deferred tax assets	61,197	—

Deferred Tax Liabilities:
Depreciation	(185,958)	—
Intercompany receivables	(118,621)	—
Other	(3,890)	—

Total deferred tax liabilities	(308,469)	—

Net deferred tax liabilities	$(247,272)	$—

As of December 31, 2004, the Company had foreign net operating losses of approximately $77.9 million, which expire at varying dates through 2025. Management has established a full valuation allowance against the benefit of these losses as a result of uncertainty surrounding their ultimate utilization. The change in the valuation allowance from December 31, 2003 to December 31, 2004 was a decrease of $372.8 million and related primarily to the reduction of tax attributes under Internal Revenue Code Section 108.

As discussed in Note C, during 2004 the Company entered into Restructuring Agreements with respect to certain notes payable. Under the Restructuring Agreements, the ongoing obligations of the Company to the investor were set forth in a separate Royalty Arrangement. For U.S. tax purposes, this transaction caused the Company to realize cancellation of indebtedness (“COD”) income. Under U.S. tax law, a Company that realized COD income is entitled to exclude such income from taxable income to the extent of the Company’s insolvency. Under Internal Revenue Code Section 108, a Company that excludes COD income is required to reduce certain tax attributes in an amount equal to the COD income excluded from taxable income. Accordingly, the Company reduced its U.S. tax attributes by approximately $1,726 million. As a result of such attribute reduction, the U.S. Company’s U.S. net operating loss and capital loss carryforwards at December 31, 2004 were eliminated, and the remaining tax basis in its satellite assets, fixed assets and stock in its foreign subsidiaries were also reduced to zero.

NOTE K—STOCK OPTIONS AND WARRANTS

From time to time, WSI has issued options (WSI Options) to its founders, employees, directors, creditors and consultants. WSI Options vest over various periods up to five years and have a maximum life of 10 years from the date of grant, but have been extended in several instances. WIN, prior to the merger with WSI in December 2004, was a wholly owned, consolidated subsidiary of the Company, and had a separate stock option plan, the WorldSpace 1996 Shares Option Plan, under which options were granted (WIN Options). The exercise price and vesting schedule for options was determined by the Board of Directors, or a committee thereof, which was established to administer the WIN Options. WIN Options vested over periods ranging from one to five years and had a maximum life of 10 years.

Pursuant to the merger, 6,308,063 WIN options were converted into 14,193,141 WSI options at a conversion rate of 1 WIN to 2.25 WSI. In addition, the exercise price for each WIN option was divided by 2.25 to arrive at the converted WSI exercise price. The 2.25 conversion factor was based on the relative fair values of each entity as of the date of merger. All remaining terms of the WIN options were unchanged. Based upon the guidance in APB 25, “Accounting for Stock Issued to Employees” and related interpretations, the modification of the WIN options created a new measurement date. Accordingly, the Company was required to record as stock-based compensation expense the excess of the intrinsic value of the modified options over the intrinsic value of the options when originally issued. This resulted in a charge to stock-based compensation expense of $87 million as of December 31, 2004. A portion of this charge totaling $48 million related to a grant of 3,125,000 WIN options to the CEO in April 2000 to purchase WIN common stock at $15.09 per share. These options converted into 7,031,250 of WSI options upon the merger and the exercise price was reduced to $6.71. In connection with the restructuring of debt, these options became fully vested and exercisable as of December 31, 2004.

WSI Option activity is as follows:

	WSI Shares Subject to Options	Weighted- Average Exercise Price
Balance, January 1, 2002:	3,653,026	$3.27
Expired	—	—

Balance, December 31, 2002:	3,653,026	3.27
Granted	15,625	16.00
Expired	—	—

Balance, December 31, 2003:	3,668,651	$3.32
Forfeited	(162,500)	(5.96)
Converted WIN Options	14,193,141	6.95

Balance, December 31, 2004	17,699,292	$6.26

Exercisable	17,612,554	$6.24

Exercise prices for WSI Options outstanding as of December 31, 2004, are as follows:

Outstanding				Exercisable
Range of Exercise Prices	Number Outstanding as of December 31, 2004	Weighted- Average Contractual Life Remaining	Weighted- Average Exercise Price	Number Exercisable as of December 31, 2004	Weighted- Average Exercise Price
$ 1.19-2.66	3,409,417	0.37	$ 2.58	3,409,417	$ 2.58
3.56	1,585,659	2.20	3.56	1,585,659	3.56
6.05-8.00	7,704,744	5.23	6.69	7,704,744	6.69
8.53-10.68	4,804,988	5.50	8.72	4,718,250	8.72
14.40-16.00	194,484	5.77	14.98	194,484	14.98

	17,699,292			17,612,554

WIN Option activity was as follows:

	WIN Shares Subject to Options	Weighted- Average Exercise Price
Balance, January 1, 2002:	5,874,400	$15.38
Granted	312,500	19.20
Forfeited	(107,625)	19.06

Balance, December 31, 2002:	6,079,275	15.51
Granted	187,500	19.20
Forfeited	(14,088)	19.57

Balance, December 31, 2003:	6,252,687	15.60
Granted	62,500	19.20
Forfeited	(7,125)	21.30
Converted to WSI Options	(6,308,062)	15.64

Balance, December 31, 2004	—	$—

The Company recorded $711,000, $3,310,000, $3,528,000 and $3,981,000 of compensation expense for the three months ended March 31, 2005 and December 31, 2004, 2003 and 2002, respectively, relating to issuing options issued below their fair value in 2000.

As part of performing the proforma calculations, the fair values of options granted during 2004 were estimated using the Black-Scholes option-pricing model with the following weighted-average assumptions:

Risk-free interest rate	4%
Expected life of options	8 years
Expected stock price volatility	0%
Expected dividend yield	0%

The weighted-average grant-date fair value of WIN Options granted during 2004, 2003 and 2002, was $0 for each year.

The Company issued 187,500 warrants to a consultant during 2003 in exchange for investment banking services to be received. The warrants have an exercise price of $1.60 per share and a contractual period of 10 years. Following the successful completion of the Company’s December 31, 2004 convertible note financing, 156,250 of the warrants vested and became exercisable. The remaining 31,250 warrants will vest and become exercisable in the event of an IPO. The fair value of the 156,250 warrants on December 31, 2004, as determined by the Black-Scholes option pricing model, was $2.1 million and is recorded as deferred financing costs in the accompanying balance sheet at December 31, 2004 as these costs were direct and incremental to the financing.

At various dates from 1994 to 1998, the Company has issued 268,750 warrants to non-employees in consideration for services received. The exercise prices range from $2.66 to $8.00 per share and expire in 2006.

NOTE L—NON-CASH INVESTING AND FINANCING ACTIVITIES

The Company recorded $2.1 million in deferred financing costs in connection with the fair value of warrants issued to a consultant, as described in Note K, and converted $256 million of debt to Class B common shares, as described in Note C. During the three months ended March 31, 2005, the Company wrote down Satellites and related systems under construction totaling $5.8 million in connection with Alcatel agreement as described in Note G.

NOTE M—GEOGRAPHIC AREAS

	Geographical Area Data
	March 31, 2005	2004	2003	2002
	(in thousands)
Revenues from External Customers
United States	$1,025[1]	$4,216[2]	$9,234[3]	$3,625
France	615	2,323	1,833	1,774
Kenya	244	986	583	877
South Africa	246	—	537	1,068
Singapore	16	85	221	202
India	283	763	384	1,114
Other foreign countries	93	208	282	929

	$2,522	$8,581	$13,074	$9,589

Customers from which 10 percent or more of revenue is derived.

1Includes $0.3 million from USAID

2Includes $1.7 million from USAID

3Includes $5.5 million from USAID

Long-lived Segment Assets

United States	$449,766	$469,283	$530,194	$589,670
Foreign countries	1,685	1,574	2,042	2,715

Excludes deferred financing costs, investments in restricted assets and investments in affiliates and other assets.

NOTE N—QUARTERLY FINANCIAL DATA (UNAUDITED)

2004	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total for Year
	(Amounts in thousands, except per share data)
Revenue	$2,865	$1,877	$1,557	$2,282	$8,581
Operating expense	25,425	26,584	27,558	119,381	198,948
Net loss	(49,633)	(52,312)	(57,275)	(418,167)[1]	(577,387)
Net loss per share—basic and diluted	(8.58)	(9.06)	(9.91)	(71.45)	(99.00)

2003	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total for Year
	(Amounts in thousands, except per share data)
Revenue	$4,232	$3,703	$3,122	$2,017	$13,074
Operating expense	33,160	29,823	29,095	28,788	120,866
Net loss	(55,901)	(53,417)	(52,557)	(55,836)	(217,711)
Net loss per share—basic and diluted	(9.67)	(9.24)	(9.09)	(9.64)	(37.64)

1	During the quarter ended December 31, 2004, the Company recorded estimated income taxes, stock compensation expense and deferred income tax expense in connection with the merger of WIN into WSI and the related debt restructuring. The following table shows the impact on net loss and net loss per share:

Quarter ended December 31, 2004	Net Loss	Net Loss Per Share
Net Loss before adjustments (Unaudited)	$(63,882)	$(12.19)
Conversion of WIN Options (Note K)	(87,013)	(14.56)
Income tax expense (Note J)	(267,272)	(44.70)

Net Loss for Quarter (Unaudited)	$(418,167)	$(71.45)

NOTE O—SUBSEQUENT EVENTS

8515 Georgia Avenue agreement

On May 18, 2005, the Company entered into a lease agreement (Agreement) to relocate its Washington D.C. Headquarters to Silver Spring, Maryland. The lease term is for eleven years commencing on September 1, 2005. The Agreement calls for a security deposit in the amount of $2,500,000, via irrevocable and unconditional standby letter of credit. The Company is currently committed to approximately $4.7 million for the build out of its office space.

Class A Common Stock

On June 23, 2005, the Company’s Board of Directors approved a proposed amendment to the Company’s Certificate of Incorporation increasing authorized Class A shares to 200 million on a post-split basis. On July 7, 2005, the proposed amendment received shareholder approval.

Reverse Stock Split

On June 23, 2005, the Company’s Board of Directors also approved a proposed amendment to the Company’s Certificate of Incorporation, effecting a 1.6 to 1.0 reverse stock split in the Company’s outstanding Class A and Class B common stock. On July 7, 2005, the proposed amendment received shareholder approval. As a result of the reverse stock split, per share amounts have been adjusted.

XM Satellite Radio Transaction

On July 18, 2005, the Company issued to XM 1,562,500 shares of Class A common stock for an aggregate purchase price of $25 million. The Company also issued to XM a warrant to purchase an aggregate number of shares of Class A common stock equal to $37.5 million. In connection with the transaction, the Company appointed to its Board of Directors the Chairman of XM’s Board of Director’s.

Schedule II—Valuation and Qualifying Accounts

WorldSpace, Inc., and Subsidiaries

December 31, 2004, 2003 and 2002

Col. A	Col. B	Col. C Additions		Col. D	Col. E
Description	Balance at beginning of the period	Charged to costs and expenses	Charged to other accounts	Deductions	Balance at the end of the period
	(in thousands)

Year Ended December 31, 2002
Allowance for doubtful receivables	$488	1,279	—	(544)	1,223
Valuation allowance on inventory	—	1,879	—	(1,879)[1]	—
Valuation allowances on deferred tax assets	164,370	150,617	—	—	314,987

Year Ended December 31, 2003
Allowance for doubtful receivables	$1,223	828	—	(434)	1,617
Valuation allowance on inventory	—	4,796	—	(4,796)[1]	—
Valuation allowances on deferred tax assets	314,987	90,989	—	—	405,976

Year Ended December 31, 2004
Allowance for doubtful receivables	$1,617	808	105	—	2,530
Valuation allowance on inventory	—	322	—	(322)[1]	—
Valuation allowances on deferred tax assets	405,976	—	—	(372,849)	33,127

1) Write-off of Inventory

[Inside Back Cover Page Prospectus: contains a collage with individual words, naming, various cities in WorldSpace’s coverage area, types of content offered and aspects of the service. Superimposed over the words are pictures of persons in the coverage area enjoying music.]

Part II

Information not required in Prospectus

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth the expenses expected to be incurred by the Registrant in connection with the offering described in this Registration Statement, other than underwriting discounts and commissions. All amounts are estimates, other than the SEC registration fee, the NASD filing fee and the NASDAQ National Market listing fee.

SEC registration fee	$23,887
NASD filing fee	20,294
NASDAQ National Market listing fee	100,000
Printing and engraving expenses	400,000
Legal fees and expenses	900,000
Accounting fees and expenses	320,000
Blue sky fees and expenses	25,000
Miscellaneous	595,582

Total	$2,384,763

We will pay all of the expenses to be incurred in connection with the issuance and distribution of the securities registered hereby.

Item 14. Indemnification of Directors and Officers.

Delaware General Corporation Law.    Section 145 of the Delaware General Corporation Law provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with the action, suit, or proceeding, provided the person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his conduct was unlawful. A similar standard of care is applicable in the case of actions by or in the right of the corporation, except that no indemnification may be made in respect of any claim, issue or matter as to which such person will have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or the court in which such action was brought determines that, despite the adjudication of liability but in view of all of the circumstances of the case, the person is fairly and reasonably entitled to indemnity for expenses that the Delaware Court of Chancery or other court shall deem proper.

Charter and by-laws.    Our certificate of incorporation and bylaws provide that we will indemnify and advance expenses to our directors, officers and employees to the fullest extent permitted by Delaware law in connection with any threatened, pending or completed action, suit or proceeding to which such person was or is a party or is threatened to be made a party by reason of the fact that he or she is or was our

Part II

director, officer or employee, or is or was serving at our request as a director, officer, employee or agent of another corporation or enterprise. Prior to the closing of this offering, we intend to enter into indemnification agreements with each of our directors and executive officers that provide them with rights to indemnification and expense advancement to the fullest extent permitted under the Delaware General Corporation Law.

Indemnification agreements.    Prior to the consummation of this offering, we intend to purchase directors’ and officers’ liability insurance to insure our directors and officers against liability for actions or omissions occurring in their capacity as a director or officer, subject to certain exclusions and limitations.

SEC Position.    Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

Pursuant to the underwriting agreement, in the form filed as an exhibit to this registration statement, the underwriters will agree to indemnify directors and our officers and persons controlling us, within the meaning of the Securities Act against certain liabilities that might arise out of or are based upon certain information furnished to us by any such underwriter.

Item 15. Recent Sales of Unregistered Securities.

On July 18, 2005, we issued 1,562,500 shares of Class A Common Stock to XM Satellite Radio Holdings Inc. for an aggregate purchase price of $25 million. We also issued to XM Satellite Radio Holdings Inc. a warrant to purchase an aggregate number of shares of Class A Common Stock equal to $37.5 million divided by our initial public offering price per share (or if our initial public offering does not occur by July 18, 2006, the number of shares equal to $37.5 million divided by $16). This transaction was exempt from registration under section 4(2) of the Securities Act.

In June 2005, following an amendment to our Royalty Agreement with Stonehouse Capital Ltd., we issued a total of 2,987,506 Class A Shares to Noah A. Samara and TelUS Communications and options to acquire a total of 7,659,375 Class A Shares to Noah A. Samara in exchange for all of the Class B Shares and options to acquire Class B Shares owned by Mr. Samara and TelUS Communications. See “Certain relationships and related party transactions –– Royalty Agreement.” The exchange was conducted on a one for one basis and was exempt from registration pursuant to section 3(a)(9) of the Securities Act.

On December 30, 2004, we reincorporated from Maryland to Delaware and, in connection therewith, we issued shares of our Class A Common Stock or shares of our Class B Common Stock to the shareholders of our Maryland predecessor on a one-for-one basis based on their shares in the predecessor. On the same date, we issued 17.4 million shares of our Class B Common Stock to Yenura Pte. Ltd. (Yenura), a Singapore company controlled by our Chairman and Chief Executive Officer, in exchange for notes in the aggregate amount of $256 million (principal and accrued interest) issued by us and held by Yenura. The aforesaid transactions were exempt from registration pursuant to section 3(a)(9) of the Securities Act. Also on the same day, we issued $155 million of senior convertible notes to seven institutional investors. This transaction was exempt from registration under section 4(2) of the Securities Act.

Part II

In 2003, our predecessor issued warrants to purchase 187,500 shares of common stock to a financial advisor, which was an accredited investor. This transaction was exempt from registration under section 4(2) of the Securities Act.

In 2003, our predecessor issued options to purchase 15,625 of its shares of common stock to one of its directors. In each of 2002, 2003 and 2004, our predecessor issued options to purchase 62,500 shares of common stock to one of its officers. In 2002, our predecessor issued options to purchase 125,000 shares of common stock to a second of its officers. In each of 2002 and 2003, our predecessor issued options to purchase 125,000 shares of common stock to a third of its officers. These transactions were exempt from registration under section 4(2) of the Securities Act or under Rule 701 under the Securities Act.

Item 16. Exhibits and Financial Statement Schedules.

Exhibit No.	Description

1.1	Form of Underwriting Agreement*

2.1	Agreement and Plan of Merger dated December 28, 2004, between WorldSpace, Inc., a Maryland corporation, and the Company†

3.1(a)	Certificate of Incorporation of the Company†

3.1(b)	Certificate of Amendment to the Certificate of Incorporation of the Company†

3.1(c)	Certificate of Amendment to the Certificate of Incorporation of the Company†

3.2	By-Laws of the Company†

4.1	Securities Purchase Agreement dated December 30, 2004 among the Company, WorldSpace, Inc., a Maryland corporation, Highbridge International LLC, Amphora Limited, OZ Master Fund, Ltd., AG Offshore Convertibles, Ltd., AG Domestic Convertibles, L.P., Citadel Equity Fund Ltd., and Citadel Credit Trading Ltd.†

4.2	Registration Rights Agreement dated December 30, 2004 among the Company, Highbridge International LLC, Amphora Limited, OZ Master Fund, Ltd., AG Offshore Convertibles, Ltd., AG Domestic Convertibles, L.P., Citadel Equity Fund Ltd., and Citadel Credit Trading Ltd.†

4.3	Form of Notes issued under the Securities Purchase Agreement†

4.4	Registration Rights Agreement dated July 18, 2005 between the Company and XM Satellite Radio Holdings Inc.†

5.1	Opinion of Coudert Brothers LLP*

10.1	Exchange Agreement dated December 29, 2004 among the Company, WorldSpace, Inc., a Maryland corporation, WorldSpace International Network Inc. and Yenura Pte. Ltd.†

10.2	Loan Restructuring Agreement dated September 30, 2003 among Stonehouse Capital Ltd., WorldSpace, Inc., a Maryland corporation, WorldSpace International Network Inc. and WorldSpace Satellite Company Ltd., as amended by the First Amendment to the Loan Restructuring Agreement and Royalty Agreement dated September 28, 2004 among the same parties and the Second Amendment to the Loan Restructuring Agreement and Royalty Agreement dated December 30, 2004 among the same parties as well as the Company**†

10.3	Royalty Agreement dated as of September 30, 2003 among Stonehouse Capital Ltd., WorldSpace, Inc., a Maryland corporation, WorldSpace International Network Inc. and WorldSpace Satellite Company Ltd., as amended by the First Amendment to the Loan Restructuring Agreement and Royalty Agreement dated September 28, 2004 among the same parties, the Second Amendment to the Loan Restructuring Agreement and Royalty Agreement dated as of December 30, 2004 among the same parties as well as the Company and the Third Amendment to Royalty Agreement dated as of June 29, 2005 among Stonehouse Capital, Ltd., the Company and WorldSpace Satellite Company, Ltd.**†

Part II

Exhibit No.	Description

10.4(a)	Warrant Agreement, dated as of July 11, 1994 and extended May 28, 1999, between Mr. Benno A. Ammann and the Company†

10.4(b)	Warrant Agreement, dated as of July 11, 1994 and extended May 28, 1999, between Mr. Ronald V. Mangravite and the Company†

10.4(c)	Warrant Agreement, dated as of July 11, 1994 and extended May 28, 1999, between Mr. Wondwossen Mesfin and the Company†

10.4(d)	Non-Qualified Shares Option Agreement, dated as of February 12, 1996, between Mr. Scott A. Katzmann and the Company†

10.4(e)	Non-Qualified Shares Option Agreement, dated as of February 12, 1996, between Ms. Donna Lozito and the Company†

10.4(f)	Non-Qualified Shares Option Agreement, dated as of February 12, 1996, between Lindsay A. Rosenwald, M.D. and the Company†

10.4(g)	Warrant Agreement, dated as of May 15, 2003, between Consultant and the Company†

10.4(h)	WorldSpace, Inc. Common Stock Purchase Warrant dated as of July 18, 2005 issued to XM Satellite Radio Holdings Inc.†

10.5	Memorandum of Agreement on Settlement dated as of February 25, 2005 among WorldSpace, Inc., WorldSpace Satellite Company Ltd. and Alcatel Space**†

10.6	Strategic Cooperation Agreement Between Analog Devices, Inc. and WorldSpace, Inc. For The Development And Marketing Of WorldSpace-Ready Analog DSP Platforms dated November 5, 2003†

10.7	Standard Production, Marketing and License Agreement for China WorldSpace PC Card and China WorldSpace Receiver dated August 18, 2001 between WorldSpace International Network Inc. and Xi’an Tongshi Technology Limited and Cooperation Agreement dated December 12, 2001 between WorldSpace Corporation and Xi’an Tongshi Technology Limited†

10.8	Supply Agreement and Standard WorldSpace Receiver Development, Production, Marketing and License Agreement, both dated December 1, 2000 between BPL Limited and WorldSpace International Network Inc.†

10.9(a)	Cooperation Agreement on Technical and Commercial Trial Operation of WorldSpace L-Band Satellite Multimedia Services between China Telecommunications Broadcast Satellite Corp and WorldSpace Corporation dated August 8, 2000†

10.9(b)	Memorandum of Understanding Regarding Cooperation Project between China Telecommunications Broadcast Satellite Corp and WorldSpace Corporation dated August 8, 2000†

10.9(c)	Agency Agreement between China Telecommunications Broadcast Satellite Corp and WorldSpace Corporation dated August 8, 2000†

10.9(d)	Supplementary Agreement to Agreements and Other Documents Regarding Cooperation Between China Telecommunications Broadcast Satellite Corporation, Beijing, China and WorldSpace Corporation dated April 3, 2001†

10.9(e)	Agreement between China Satellite Communications Corp. and WorldSpace Corporation dated February 22, 2005†

10.10(a)	Executive Employment Agreement between WorldSpace, Inc. and Noah A. Samara entered into as of June 1, 2005†

10.10(b)	Executive Employment Agreement between WorldSpace, Inc. and Andenet Ras-Work entered into as of June 1, 2005†

Part II

Exhibit No.	Description

10.10(c)	Executive Employment Agreement between WorldSpace, Inc. and Sridhar Ganesan entered into as of June 1, 2005†

10.10(d)	Executive Employment Agreement between WorldSpace, Inc. and Donald J. Frickel entered into as of June 1, 2005†

10.11(a)	WorldSpace 2005 Incentive Award Plan†

10.11(b)	WorldSpace 2005 Incentive Award Plan Form of Stock Option Agreement†

10.11(c)	WorldSpace 2005 Incentive Award Plan Form of Restricted Stock Agreement†

10.12	Stockholders Agreement, executed as of July 18, 2005, between WorldSpace, Inc., XM Satellite Radio Holdings Inc., Noah A Samara, TelUS Communication and Yenura Ptd. Ltd.†

10.13	Satellite Radio Cooperation Agreement dated as of July 18, 2005 between WorldSpace, Inc., XM Satellite Radio Holdings Inc. and XM Satellite Radio Inc.†

21.1	List of Subsidiaries of the Company†

23.1	Consent of Coudert Brothers LLP (filed as Exhibit 5.1 hereto)*

23.2	Consent of Grant Thornton LLP

23.3	Consent of IDC†

24.1	Power of Attorney (contained on signature page)†

*	To be filed by amendment
**	Confidential treatment requested
†	Previously filed

Item 17. Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act will be deemed to be part of this registration statement as of the time it was declared effective.

2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Signatures

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused Amendment No. 7 to this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in New York, New York, on this 19th day of July, 2005.

WORLDSPACE, INC.

By:	/S/ NOAH A. SAMARA
Noah A. Samara Chairman, Chief Executive Officer and President

Pursuant to the requirements of the Securities Act of 1933, Amendment No. 7 to this registration statement has been signed by the following persons in the capacities indicated on July 19, 2005.

Signatures	Title
/S/ NOAH A. SAMARA Noah A. Samara	Chairman of the Board, Chief Executive Officer and President (Chief Executive Officer)

* Sridhar Ganesan	Executive Vice President—Chief Financial Officer (Chief Financial Officer)

* Vincent Loiacono	Senior Vice President (Chief Accounting Officer)

* Kassy Kebede	Director

* Jack F. Kemp	Director

* James R. Laramie	Director

* Charles McC. Mathias	Director

* Michael Nobel	Director

* Gary M. Parsons	Director

* William Schneider, Jr.	Director

*By:	/S/ NOAH A. SAMARA
Noah A. Samara Attorney-in-Fact

Exhibit Index

Exhibit No.	Description

1.1	Form of Underwriting Agreement*

2.1	Agreement and Plan of Merger dated December 28, 2004, between WorldSpace, Inc., a Maryland corporation, and the Company†

3.1(a)	Certificate of Incorporation of the Company†

3.1(b)	Certificate of Amendment to the Certificate of Incorporation of the Company†

3.1(c)	Certificate of Amendment to the Certificate of Incorporation of the Company†

3.2	By-Laws of the Company†

4.1	Securities Purchase Agreement dated December 30, 2004 among the Company, WorldSpace, Inc., a Maryland corporation, Highbridge International LLC, Amphora Limited, OZ Master Fund, Ltd., AG Offshore Convertibles, Ltd., AG Domestic Convertibles, L.P., Citadel Equity Fund Ltd., and Citadel Credit Trading Ltd.†

4.2	Registration Rights Agreement dated December 30, 2004 among the Company, Highbridge International LLC, Amphora Limited, OZ Master Fund, Ltd., AG Offshore Convertibles, Ltd., AG Domestic Convertibles, L.P., Citadel Equity Fund Ltd., and Citadel Credit Trading Ltd.†

4.3	Form of Notes issued under the Securities Purchase Agreement†

4.4	Registration Rights Agreement dated July 18, 2005 between the Company and XM Satellite Radio Holdings Inc.†

5.1	Opinion of Coudert Brothers LLP*

10.1	Exchange Agreement dated December 29, 2004 among the Company, WorldSpace, Inc., a Maryland corporation, WorldSpace International Network Inc. and Yenura Pte. Ltd.†

10.2	Loan Restructuring Agreement dated September 30, 2003 among Stonehouse Capital Ltd., WorldSpace, Inc., a Maryland corporation, WorldSpace International Network Inc. and WorldSpace Satellite Company Ltd., as amended by the First Amendment to the Loan Restructuring Agreement and Royalty Agreement dated September 28, 2004 among the same parties and the Second Amendment to the Loan Restructuring Agreement and Royalty Agreement dated December 30, 2004 among the same parties as well as the Company**†

10.3	Royalty Agreement dated as of September 30, 2003 among Stonehouse Capital Ltd., WorldSpace, Inc., a Maryland corporation, WorldSpace International Network Inc. and WorldSpace Satellite Company Ltd., as amended by the First Amendment to the Loan Restructuring Agreement and Royalty Agreement dated September 28, 2004 among the same parties, the Second Amendment to the Loan Restructuring Agreement and Royalty Agreement dated as of December 30, 2004 among the same parties as well as the Company and the Third Amendment to Royalty Agreement dated as of June 29, 2005 among Stonehouse Capital, Ltd., the Company and WorldSpace Satellite Company, Ltd.**†

10.4(a)	Warrant Agreement, dated as of July 11, 1994 and extended May 28, 1999, between Mr. Benno A. Ammann and the Company†

10.4(b)	Warrant Agreement, dated as of July 11, 1994 and extended May 28, 1999, between Mr. Ronald V. Mangravite and the Company†

10.4(c)	Warrant Agreement, dated as of July 11, 1994 and extended May 28, 1999, between Mr. Wondwossen Mesfin and the Company†

10.4(d)	Non-Qualified Shares Option Agreement, dated as of February 12, 1996, between Mr. Scott A. Katzmann and the Company†

10.4(e)	Non-Qualified Shares Option Agreement, dated as of February 12, 1996, between Ms. Donna Lozito and the Company†

Exhibit Index

Exhibit No.	Description

10.4(f)	Non-Qualified Shares Option Agreement, dated as of February 12, 1996, between Lindsay A. Rosenwald, M.D. and the Company†

10.4(g)	Warrant Agreement, dated as of May 15, 2003, between Consultant and the Company†

10.4(h)	WorldSpace, Inc. Common Stock Purchase Warrant dated as of July 18, 2005 issued to XM Satellite Radio Holdings Inc.†

10.5	Memorandum of Agreement on Settlement dated as of February 25, 2005 among WorldSpace, Inc., WorldSpace Satellite Company Ltd. and Alcatel Space**†

10.6	Strategic Cooperation Agreement Between Analog Devices, Inc. and WorldSpace, Inc. For The Development And Marketing Of WorldSpace-Ready Analog DSP Platforms dated November 5, 2003†

10.7	Standard Production, Marketing and License Agreement for China WorldSpace PC Card and China WorldSpace Receiver dated August 18, 2001 between WorldSpace International Network Inc. and Xi’an Tongshi Technology Limited and Cooperation Agreement dated December 12, 2001 between WorldSpace Corporation and Xi’an Tongshi Technology Limited†

10.8	Supply Agreement and Standard WorldSpace Receiver Development, Production, Marketing and License Agreement, both dated December 1, 2000 between BPL Limited and WorldSpace International Network Inc.†

10.9(a)	Cooperation Agreement on Technical and Commercial Trial Operation of WorldSpace L-Band Satellite Multimedia Services between China Telecommunications Broadcast Satellite Corp and WorldSpace Corporation dated August 8, 2000†

10.9(b)	Memorandum of Understanding Regarding Cooperation Project between China Telecommunications Broadcast Satellite Corp and WorldSpace Corporation dated August 8, 2000†

10.9(c)	Agency Agreement between China Telecommunications Broadcast Satellite Corp and WorldSpace Corporation dated August 8, 2000†

10.9(d)	Supplementary Agreement to Agreements and Other Documents Regarding Cooperation Between China Telecommunications Broadcast Satellite Corporation, Beijing, China and WorldSpace Corporation dated April 3, 2001†

10.9(e)	Agreement between China Satellite Communications Corp. and WorldSpace Corporation dated February 22, 2005†

10.10(a)	Executive Employment Agreement between WorldSpace, Inc. and Noah A. Samara entered into as of June 1, 2005†

10.10(b)	Executive Employment Agreement between WorldSpace, Inc. and Andenet Ras-Work entered into as of June 1, 2005†

10.10(c)	Executive Employment Agreement between WorldSpace, Inc. and Sridhar Ganesan entered into as of June 1, 2005†

10.10(d)	Executive Employment Agreement between WorldSpace, Inc. and Donald J. Frickel entered into as of June 1, 2005†

10.11(a)	WorldSpace 2005 Incentive Award Plan†

10.11(b)	WorldSpace 2005 Incentive Award Plan Form of Stock Option Agreement†

10.11(c)	WorldSpace 2005 Incentive Award Plan Form of Restricted Stock Agreement†

10.12	Stockholders Agreement, executed as of July 18, 2005 between WorldSpace, Inc., XM Satellite Radio Holdings Inc., Noah A Samara, TelUS Communication and Yenura Ptd. Ltd.†

10.13	Satellite Radio Cooperation Agreement dated as of July 18, 2005 between WorldSpace, Inc., XM Satellite Radio Holdings Inc. and XM Satellite Radio Inc.†

Exhibit Index

Exhibit No.	Description

21.1	List of Subsidiaries of the Company†

23.1	Consent of Coudert Brothers LLP (filed as Exhibit 5.1 hereto)*

23.2	Consent of Grant Thornton LLP

23.3	Consent of IDC†

24.1	Power of Attorney (contained on signature page)†

*	To be filed by amendment
**	Confidential treatment requested
†	Previously filed